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Index to financial statements

As filed with the United States Securities and Exchange Commission on January 31, 2011

Registration No. 333-168176

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

EPOCRATES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7375 (Primary Standard Industrial Classification Code Number)	94-3326769 (I.R.S. Employer Identification No.)

1100 Park Place, Suite 300
San Mateo, California 94403
(650) 227-1700
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

ROSEMARY A. CRANE
PRESIDENT AND CHIEF EXECUTIVE OFFICER
EPOCRATES, INC.
1100 PARK PLACE, SUITE 300
SAN MATEO, CALIFORNIA 94403
(650) 227-1700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew B. Hemington, Esq. Sally A. Kay, Esq. Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

                  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated January 31, 2011

Prospectus

5,360,000 shares

Epocrates, Inc.

Common stock

This is an initial public offering of common stock by Epocrates, Inc. We are selling 3,574,285 shares of common stock. The selling stockholders identified in this prospectus are selling an additional 1,785,715 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. The estimated initial public offering price is between $13.00 and $15.00 per share.

We have been approved to list our common stock on The NASDAQ Global Market under the symbol "EPOC."

		Per share		Total

Initial public offering price	$		$
Underwriting discounts and commissions	$		$
Proceeds to us, before expenses	$		$
Proceeds to the selling stockholders, before expenses	$		$

We have granted the underwriters an option for a period of 30 days to purchase from us up to 804,000 additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about            , 2011.

J.P.Morgan	Piper Jaffray

William Blair & Company	JMP Securities

                        , 2011

We have not authorized anyone to provide any information other than contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurances as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

Until                        , 2011 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Prospectus summary

Our business

Epocrates is a leading provider of mobile drug reference tools to healthcare professionals and interactive services to the healthcare industry. Most commonly used on mobile devices at the point of care, our products help healthcare professionals make more informed prescribing decisions, enhance patient safety and improve practice productivity. Our user network consists of over one million healthcare professionals, including over 300,000, or over 45% of, U.S. physicians. We offer our products on all major U.S. mobile platforms including Apple® (iPhone®, iPod touch® and iPad®), Android™, BlackBerry®, Palm® and Windows® Mobile devices. To date, we have worked with all of the top 20 global pharmaceutical companies by sales and over 350 individual pharmaceutical brands to engage with healthcare professionals through our interactive services.

Our proprietary drug content is the most frequently used mobile reference product and provides healthcare professionals with convenient access to information they need at the point of care. Healthcare professionals are able to access information such as dosing, drug/drug interactions, pricing and insurance coverage for thousands of brand, generic and over-the-counter drugs. Physicians trust Epocrates for accurate content and innovative offerings and use our products more than any other mobile drug reference tool. Our strong brand has enabled us to build a large and active network of users, which enhances our ability to market our interactive services.

Through our interactive services, we provide the healthcare industry, primarily pharmaceutical companies, access to our user network to deliver targeted information and conduct market research in a cost-effective manner. Our services include DocAlert® clinical messages that deliver product news and alerts to healthcare professionals. Our Virtual Representative Services, including drug detailing, sampling, patient literature delivery and the ability to contact drug manufacturers, are designed to supplement and replicate the activities of pharmaceutical sales representatives.

We generate revenue by providing healthcare companies with interactive services to communicate with our network of users and through the sale of subscriptions to our premium drug and clinical reference tools to healthcare professionals. In 2009, we recognized total net revenue of $93.7 million, compared to $83.3 million for 2008. Total net revenues were $73.7 million for the nine months ended September 30, 2010 compared to $66.2 million for the nine months ended September 30, 2009. Our income before taxes for the year ended December 31, 2009 was $14.4 million, compared to a $13.9 million for the year ended December 31, 2008. Our income before taxes for the nine months ended September 30, 2010 was $3.3 million compared to $8.2 million for the nine months ended September 30, 2009.

Market opportunity

Physicians

Physicians are seeking ways to address growing administrative complexities, increasing reimbursement pressures and a constantly changing regulatory environment. As a result, physicians are increasingly adopting technology solutions that enable them to respond to these challenges and improve practice efficiencies and patient care. Physicians are also overburdened with information and challenged with keeping current on medical developments and news. Therefore, physicians need access to relevant and reliable clinical information at the point of care to help reduce medical errors and make informed prescribing decisions. We believe these trends and the quality of our products and services will continue to strengthen our user network.

Pharmaceutical companies

Pharmaceutical companies are seeking to improve the quality and frequency of their interactions with physicians and other healthcare professionals. Pharmaceutical companies are facing patent expirations and fewer new drug approvals, which result in reduced revenues and profit. Additionally, pharmaceutical sales representatives have restricted access to, and limited time with, busy physicians. As a result, many pharmaceutical companies are changing the traditional sales model and reducing the size of their sales forces.

In 2008, pharmaceutical companies spent over $12.8 billion on professional promotional activities including detailing, journal advertisements and ePromotion, according to SDI's 2009 Promotional Audits. An increasing proportion of this annual pharmaceutical promotional spend may be redirected from traditional promotion, such as sales representatives and print medium, to electronic channels. We believe the effectiveness of our interactive services and size of our network will enable us to capture a greater portion of this spend.

Electronic health records

The Health Information Technology for Economic and Clinical Health Act, or HITECH Act, passed as part of the American Recovery and Reinvestment Act of 2009, was intended to fund and incentivize the adoption of Electronic Health Records, or EHR, by physicians. By 2016, $19.2 billion of government subsidies for EHR implementation are expected to be distributed.

EHR systems have had limited adoption by physicians due to the required information technology resource investment, usability concerns and potential workflow disruption. While EHR adoption is increasing, as of 2009, solo and small group practices had the lowest rate of adoption. Solo and small group practices are seeking a cost-effective, easy to implement and remotely-hosted product.

Our solutions

Physicians

Physicians and other healthcare professionals often refer to Epocrates numerous times throughout the day for quick access to drug and clinical information. We provide healthcare professionals with access to current drug information, specifically edited and formatted for use at the point of care. Our in-house team of pharmacists and physicians proactively collect, analyze and distribute relevant drug information that physicians utilize to make more informed clinical decisions. Our drug reference tool is available on all major U.S. mobile platforms in order to provide physicians with flexibility in their choice of mobile device.

Physicians report that the use of our proprietary drug reference tool reduces the likelihood of adverse drug events, improves patient safety and saves time. More than 50% of physician users reported avoiding one or more medical errors every week, according to a survey conducted by Epocrates of over 2,800 physician users in 2010. Additionally, over 40% of respondents reported saving more than 20 minutes per day.

Pharmaceutical companies

We provide access to physicians segmented by medical specialty and other characteristics, allowing for more targeted communications. Our established trust with physicians and knowledge of their information preferences increase their receptiveness to communications from pharmaceutical companies delivered through our services. Our interactive services enable pharmaceutical companies to increase the effectiveness of interactions with physicians. For example, we believe communication to physicians through our DocAlert messaging service creates significant return on investment for pharmaceutical companies in the form of increased prescription volume and accurate message recall. Our demonstrated return on investment generates repeat and expanded business from our pharmaceutical clients.

Electronic health records

We are developing an affordable, easy-to-use EHR product that will serve the needs of solo and small group practices and will allow users to qualify for subsidies under the HITECH Act. We believe our experience developing information technology tools used by physicians at the point of care provides us the insight and experience to deliver a product that physicians will find easy to learn and use.

Our strengths

We believe that we have the following key competitive strengths:

Recognized and trusted brand with healthcare professionals

Our brand is recognized and endorsed among healthcare professionals as a trusted and accurate source of drug and clinical information. Epocrates is the preferred mobile provider to facilitate communication between physicians and pharmaceutical companies, according to SDI's Mobile and Social Media Study conducted in 2009. We believe our trusted brand has contributed significantly to the growth of our network and our revenues.

Large and active network

Our large and active user network is a valuable asset for our business. We currently have over one million active healthcare professional users, including over 45% of U.S. physicians. Epocrates products are widely used by general and specialty physicians and we have extensive geographic reach with users in all 50 states. Across these demographics, Epocrates has become an integral part of the daily clinical workflow of users in our network, resulting in frequent use of our products and services. For these reasons, we believe the breadth and loyalty of our user network are not easily replicated.

Proprietary drug reference tools

Our proprietary drug content is developed and continually updated by a team of physicians and pharmacists who work to ensure accuracy and relevance. This team also works to provide objective and reliable information to our network. We believe the quality, relevance and ease of use of our content drive our ability to attract and retain users.

Powerful business model

Our user network is primarily composed of healthcare professionals who access our free drug reference content. A smaller percentage of our users purchase one or more of our premium drug and clinical reference tools. Regardless of whether a healthcare professional pays for a subscription or uses our free version, our network provides a base for generating multiple revenue streams from healthcare industry clients. By providing our clients, primarily pharmaceutical companies, with opportunities to engage with our network of physicians, we monetize our network while incurring limited incremental expenses. In addition, we believe our revenue generating services enhance the product offerings to our users with additional free content that they may elect to download.

Proven technology architecture

Our mobile products are not dependent on continuous access to the Internet, and therefore are fast and accessible to our users. Our infrastructure is designed to seamlessly control and deploy robust content to a large number of users in a customizable way, allowing for simple and efficient downloads and updates of our clinical information. We believe these attributes are a significant advantage in supporting our network.

Extensive industry relationships

We have developed relationships with key participants in the healthcare industry. Our large client base provides us with diversification across the healthcare industry, including pharmaceutical companies, market research companies and healthcare payors. We also collaborate with other important healthcare organizations, including medical schools and associations and government agencies.

Experienced management team

Our management team includes experienced healthcare, pharmaceutical and information technology industry executives with operational experience, a thorough understanding of the marketplace and extensive relationships with pharmaceutical companies and other existing and potential clients.

Our strategy

Our strategy is to strengthen our leadership position as a provider of proprietary drug reference and other point of care tools to healthcare professionals. Helping physicians and other healthcare professionals improve patient care, reduce medical errors and save time is central to the success of our business. By expanding our interactive service offerings, we will provide pharmaceutical companies additional opportunities to more effectively engage with our user network. Key elements of our strategy include:

Strengthen and maintain our network

We believe that our focus on the needs of healthcare professionals is the foundation of our success and is critical to the growth of our business. We intend to meet healthcare professionals' evolving needs by continuing to invest significant clinical, development and marketing resources in our products. We plan to strengthen our network by continuing to deliver innovative products for healthcare professionals that easily integrate into their workflow.

Further integrate our products into physicians' office workflow

We are an established part of the workflow of many physicians and are working to become further integrated into their daily practices. We plan to develop applications and products that further enhance practice productivity and efficiency and allow physicians to more conveniently access patient medical data. A key element of our strategy is to leverage our deep understanding of physicians' needs, workflow and preferences to create an innovative EHR solution that will further integrate our products into our users' daily practices.

Develop our solutions for new technology platforms

Our strategy is to make our products available to healthcare professionals on the mobile device of their choice. As the leading developer of mobile drug and clinical reference tools, we are well positioned to take advantage of the new hardware and software entering the market. Our drug reference was the first medical application available on the iPhone platform and is also available on the iPad. In addition, we launched the Epocrates drug reference product on the Google Android and Palm webOS operating systems in February 2010.

Expand our pharmaceutical offerings

Pharmaceutical companies are embracing new and innovative means to reach physicians in a more efficient and cost-effective manner. The increased adoption of information technology solutions has created a substantial opportunity for healthcare companies to leverage mobile devices and the Internet to reach physicians, including those in our network. We will continue to expand our offerings and promote our electronic services as a highly-trusted and targeted channel to reach healthcare professionals.

Corporate information

We were incorporated in California in August 1998 as nCircle Communications, Inc. In September 1999, we changed our name to ePocrates, Inc., and in May 2006, we reincorporated in Delaware and changed our name to Epocrates, Inc. We have offices located at 1100 Park Place, Suite 300, San Mateo, California 94403, and 50 Millstone Road, Building 400, Suite 100, East Windsor, New Jersey 08520. Our telephone number is (650) 227-1700. Our website address is www.epocrates.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms "Epocrates," "we," "us" and "our" refer to Epocrates, Inc. We use DocAlert®, Epocrates®, Epocrates Honors®, Epocrates ID®, Epocrates Lab™, Epocrates MedTools®, Epocrates Rx®, Epocrates Rx Pro®, Epocrates Dx®, Epocrates QuickSurvey®, Epocrates QuickRecruit®, Epocrates MedInsight®, EssentialPoints® and MedCafe® as trademarks in the United States and other countries. All other trademarks and trade names mentioned in this prospectus are the property of their respective owners.

The offering

Common stock offered by us	3,574,285 shares
Common stock offered by the selling stockholders	1,785,715 shares
Over-allotment option	804,000 shares
Common stock to be outstanding after the offering	22,282,384 shares
Use of proceeds
We plan to use the net proceeds of this offering to pay aggregate cumulative dividends to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010 (and accruing at a rate of approximately $237,000 per month)) and the remainder for general corporate purposes, including working capital, research and development, sales and marketing and capital expenditures. We may also use a portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
Risk factors
See the section of this prospectus entitled "Risk factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Proposed NASDAQ Global Market symbol	EPOC

The number of shares of our common stock to be outstanding immediately after this offering is based on 18,708,099 shares outstanding as of September 30, 2010, on an as-converted basis, and excludes:

•
5,598,246 shares of common stock issuable upon the exercise of outstanding options under our 2008 Equity Incentive Plan as of September 30, 2010, with a weighted average exercise price of $8.45 per share;

•
58,950 shares of common stock issuable upon the vesting of restricted stock units under our 2008 Equity Incentive Plan as of September 30, 2010;

•
1,309,992 shares of common stock reserved and available for future issuance under our 2008 Equity Incentive Plan as of September 30, 2010; and

•
16,540 shares of common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series B preferred stock with an exercise price of $5.71 per share, which will automatically convert into a warrant to purchase shares of our common stock upon the completion of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•
a one-for-0.786 reverse stock split of our common stock, which was completed on January 28, 2011;

•
the conversion of all outstanding shares of our preferred stock into 11,089,201 shares of common stock upon the closing of this offering;

•
the payment of aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010) with a portion of the net proceeds of this offering;

•
the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

•
no exercise of the underwriters' over-allotment option.

Summary financial data

The following tables summarize our historical financial data. The statements of operations for the years ended December 31, 2007, 2008 and 2009 are derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of our management, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our operating results or financial condition to be expected in the future. You should read this data together with the financial statements and related notes included elsewhere in this prospectus and the information under the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations."

Statements of operations data

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Total revenues, net	$65,611	$83,345	$93,654	$66,248	$73,703
Total cost of revenues(1)	22,805	24,786	29,452	21,945	23,330

Gross profit	42,806	58,559	64,202	44,303	50,373
Operating expenses:(1)
Sales and marketing	16,887	18,167	22,704	16,306	22,011
Research and development	10,519	12,430	14,663	10,555	14,512
General and administrative	11,983	14,888	11,587	8,630	11,249
Change in fair value of contingent consideration	—	—	—	—	885

Total operating expenses	39,389	45,485	48,954	35,491	48,657

Income from operations	3,417	13,074	15,248	8,812	1,716
Interest and other income (expense), net	1,196	870	(801)	(606)	1,550

Income before income taxes	4,613	13,944	14,447	8,206	3,266
Benefit (provision) for income taxes	21,126	(6,510)	(6,788)	(4,050)	(2,142)

Net income	25,739	7,434	7,659	4,156	1,124
Less: accretion of Series B mandatorily redeemable preferred stock dividends	3,747	3,523	3,523	2,643	2,643
Less: allocation of net income to participating preferred stockholders	14,965	2,290	2,433	887	—

Net income (loss) available to common stockholders—basic	$7,027	$1,621	$1,703	$626	$(1,519)
Undistributed earnings re-allocated to common stockholders	1,447	219	205	76	—

Net income (loss) available to common stockholders—diluted	$8,474	$1,840	$1,908	$702	$(1,519)

Net income (loss) per common share—basic	$1.18	$0.21	$0.22	$0.08	$(0.20)

Net income (loss) per common share—diluted	$1.06	$0.19	$0.20	$0.07	$(0.20)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Weighted average shares used in computing net loss per common share—basic	5,967	7,847	7,758	7,816	7,517
Weighted average shares used in computing net loss per common share—diluted	7,966	9,852	9,491	9,599	7,517
Pro forma net income per share—basic (unaudited)(2)			$0.36		$0.05

Pro forma net income per share—diluted (unaudited)(2)			$0.34		$0.05

Pro forma weighted average common shares outstanding—basic			20,990		20,922

Pro forma weighted average common shares outstanding—diluted			22,730		22,551

(1) Includes stock-based compensation in the following amounts:
Cost of revenues	$178	$158	$213	$155	$218
Sales and marketing	1,127	676	1,221	953	1,320
Research and development	747	511	899	595	1,237
General and administrative	1,135	2,275	2,201	1,620	1,929
(2)
See Note 2 to our audited financial statements for an explanation of the method used to calculate pro forma basic and diluted net income per share of common stock.

Balance sheet data

	As of September 30, 2010
	Actual	Pro Forma As Adjusted(1)(2)
	(in thousands)
Cash, cash equivalents, and short-term investments	$70,178	$87,150
Working capital	35,585	52,557
Total assets	122,240	137,796
Deferred revenue	55,615	55,615
Other long-term obligations	18,261	18,165
Mandatorily redeemable convertible preferred stock	72,632	—
Accumulated deficit	(44,715)	(44,715)
Total stockholders' equity (deficit)	(34,962)	53,322

(1)
The pro forma as adjusted summary balance sheet data as of September 30, 2010 gives effect to the conversion of all outstanding shares of our preferred stock into an aggregate of 11,089,201 shares of common stock upon the closing of this offering and the payment of aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010) and gives further effect to the sale of 3,574,285 shares of our common stock at an assumed initial public offering price of $14.00 per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) cash, cash equivalents and short-term investments and total assets, and decrease (increase) stockholders' deficit by $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

Other financial data

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(unaudited) (in thousands)
Adjusted EBITDA(1)	$8,225	$18,484	$21,816	$13,648	$9,879
Net cash provided by operating activities	23,366	16,822	17,018	11,452	9,789
Capital expenditures	(6,309)	(2,860)	(2,613)	(1,823)	(3,086)

(1)
Adjusted EBITDA is an unaudited number and represents net income (loss) before interest income, interest expense, other income (expense), net, benefit (provision) for income taxes, depreciation and amortization, building rent recorded as interest expense, stock-based compensation and the change in the fair value of contingent consideration.

Adjusted EBITDA is not a measure of liquidity calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•
EBITDA is widely used by investors to measure a company's operating performance without regard to such items as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly adjust EBITDA information to eliminate the effect of stock-based compensation expenses and other charges, which can vary widely from company to company and impair comparability.

Our management uses adjusted EBITDA:

•
as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•
as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•
in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; and

•
as a significant performance measurement included in our bonus plan.

The table below sets forth a reconciliation of net income (loss) to adjusted EBITDA:

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(unaudited) (in thousands)
Net income	$25,739	$7,434	$7,659	$4,156	$1,124
Interest income	(1,714)	(1,180)	(127)	(109)	(73)
Interest expense	285	855	855	641	214
Building rent recorded as interest expense	(285)	(855)	(855)	(641)	(214)
Other income (expense), net	233	(545)	73	74	(2)
Provision (benefit) for income taxes	(21,126)	6,510	6,788	4,050	2,142
Depreciation and amortization	1,906	2,645	2,889	2,154	2,240
Amortization of purchased intangibles	—	—	—	—	548
Stock-based compensation	3,187	3,620	4,534	3,323	4,704
Change in fair value of contingent consideration	—	—	—	—	885
Gain on sale-leaseback of building	—	—	—	—	(1,689)

Adjusted EBITDA	8,225	18,484	21,816	13,648	9,879

Risk factors

Investing in our common stock involves a high degree of risk. This section describes circumstances or events that could have a negative effect on our business. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In these circumstances, the market price of our common stock could decline and you may lose some or all of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks related to our business

If we are unable to retain our existing users and attract new users, especially physician users, our revenue will decline and our business will suffer.

A necessary condition to our long-term success is our ability to retain our existing users and attract new users, especially physician users in specialties of interest to our healthcare clients, to our interactive services and drug and clinical reference tools. If we are unable to do so, our revenue could decline materially.

Most of our users use only our free drug reference product and may stop using the products at anytime without loss. Most of the paid subscriptions to our premium drug and clinical reference products have a term of one year and our users have no obligation to renew their subscriptions when such subscriptions expire. Under certain circumstances, our users may cancel their subscriptions prior to expiration or simply stop using the services before the subscription expires.

Factors that may affect the retention rate of our existing users and the rate at which we attract new users for our drug and clinical reference tools include:

•
our ability to provide current, relevant and reliable healthcare content, drug and clinical reference tools, formulary hosting and other services that meet the needs of healthcare professionals, including physicians;

•
our ability to provide reliable applications and to enhance the functionality, availability, performance and features of our existing and future services to meet the evolving requirements and expectations of our existing and future users;

•
the availability, price, performance and functionality of competing products and services, including competing mobile, Web-based and traditional products and services, and electronic health records systems that incorporate drug and clinical reference tools;

•
deterioration of our reputation and brand for any reason, including user concerns with our privacy practices or our relationships with the healthcare industry; and

•
the ability of the developers of mobile operating systems and mobile devices with which our products are compatible to remain competitive in the marketplace and to be adopted into medical practice and practice workflow.

In addition, our paid products compete with free products offered by competitors or those available through online resources and searches which can be accessed through most mobile devices. The availability of download sites such as the Apple App StoreSM that offer numerous free or low-priced competing products at one location has also reduced the demand for our paid subscription products. We expect the use of such sites to expand, reducing the number of paying users for our drug and clinical reference tools as a percentage of total users.

In addition to the loss of subscription revenue, our inability to attract or retain users, especially physician users, may cause an even more significant decline in revenue from our interactive services. Revenue from such services is tied directly to our ability to maintain a large user network of healthcare professionals that is attractive to our industry clients.

If we have an insufficient number of users, especially physician users, with desired characteristics for some of our interactive services or those users do not update their mobile devices with sufficient frequency, we may become unable to timely fulfill the demand for some of our interactive services from healthcare companies.

Our ability to meet the demand for delivering clinical messages, formularies and other sponsored content to users' mobile devices is dependent upon our having a sufficient number of users, especially physician users, with desired characteristics, such as specialty and prescribing habits, updating their mobile devices through our servers with sufficient frequency during the period for delivery of the service. In addition, we have established business rules and structured our technology to limit the number of DocAlert messages and the mix of sponsored and non-sponsored messages delivered during any single update by a user in order to promote the quality of the user's experience with the clinical messaging service. It is possible that an insufficient number of users will update during a given service period for our interactive services, or that demand for promotional clinical messaging sponsorship will exceed the available supply for all or a subset of our users. In either of these events, our healthcare clients could become dissatisfied with our service. As a result, we may be unable to grow our interactive services revenue beyond the bounds of our business rules and technology structure, and changes to such business rules or technology structure could cause our users' satisfaction with and response to our interactive services to decrease, which could make such changes ineffective in addressing such inability to grow these revenues.

If the response of our users, especially physician users, to our interactive services decreases, the value of these services will be reduced and our revenue will decline.

In the past, we have obtained a positive response from our users to our interactive services, including offers to participate in market research studies, sponsored clinical messaging and other forms of communication. If, however, our users, particularly physician users, become less responsive to receiving communications or participating in such services, or elect not to use new services that we may offer, the value of these interactive services will likely decline. This could cause our revenue to remain flat or to decline.

If we are unable to continue to provide current, relevant and reliable drug and clinical reference tools and services, we will be unable to retain and attract users to our services and our revenue may decline.

Use of our clinical information and interactive services is based upon our ability to make available current, relevant and reliable drug and clinical reference tools, formulary hosting and other services that meet the needs of our users. Our ability to do so depends on our ability to:

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hire and retain qualified physician and pharmacist editors and authors;
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license accurate and relevant content from third parties;
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contract with health plans and insurers to host formulary information; and
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monitor and respond to changes in user interest in specific topics.

For several of the clinical references included in our Epocrates® Essentials and Epocrates® Essentials Deluxe products, we are particularly dependent on third-party content providers. For example, we license Stedman's Medical Dictionary 28th Edition and information regarding ICD-9 and CPT® codes from third parties.

We cannot assure you that we will be able to continue to develop or acquire needed content at a reasonable cost, that there will not be errors or omissions in our developed or licensed content, or that our competitors will not obtain exclusive access to or develop content that healthcare professionals consider superior to ours. If any of these risks materialize for any reason, the value of the content and services that we offer would diminish. As a result, we may be unable to attract and retain users.

If we are unable to maintain credibility of our independence, our business and financial condition could suffer.

The credibility of our brand is dependent in large part on the medical community's continued perception of us as independent from our healthcare industry clients, particularly pharmaceutical companies. If healthcare professionals believe that we are too closely associated with such clients as a result of the revenue we receive from their purchase or sponsorship of our interactive services, the credibility of our brand will diminish. Although we take precautions to remain independent from our healthcare industry clients, including separating the development of our application content from our commercial dealings with such clients and clearly labeling the source and responsibility of sponsored messages, programs and activities, we cannot assure you that the medical community will view our content as sufficiently unbiased. If the credibility of our brand is damaged, it will be difficult, expensive and time-consuming to restore the quality of our brand with healthcare professionals and our business could suffer.

We are dependent upon our senior executive management and other highly specialized personnel and the loss or failure to identify, hire, motivate and retain additional highly specialized personnel could negatively impact our ability to grow our business.

Our success and the execution of our growth strategy depend largely on the continued service of our senior executive management team. Several members of our management team, including our President and Chief Executive Officer, Chief Financial Officer and Chief Operations Officer have been with us for a relatively short period of time. Although these executives have joined us with a significant amount of professional experience, our future success could be hindered by their limited exposure to our business. Moreover, the loss of any members of our management team could have a negative impact on our ability to manage and grow our business effectively. We cannot assure you that in such an event we would be able to replace any member of our management team in a timely manner, or at all, on acceptable terms.

Our future success and the execution of our growth strategy also depend largely on our continuing ability to identify, hire, develop, motivate and retain highly specialized personnel, including software engineers, clinician authors and other technical, sales and marketing personnel. Our competitors, employers in other industries, healthcare providers, academic institutions and governmental entities and organizations also often seek persons with similar qualifications. We cannot assure you that we will be able to hire or retain a sufficient number of qualified personnel to meet our requirements, or that we will be able to do so at salary and benefit costs that are acceptable to us.

If we are unable to adopt new technologies and offer our products and services on new and existing mobile platforms, we will be unable to retain and attract users to our services and our revenue may decline.

To keep pace with technological developments, satisfy increasingly sophisticated client requirements and sustain market acceptance, we will need to continue to deploy new tools and features for our clinical information and interactive services and develop new offerings with enhanced performance and functionality at competitive prices, including the incorporation of sophisticated clinical information into our electronic health record product. Accordingly, we will need to properly identify user needs, anticipate technological advances and potentially offer our products and services on new and existing mobile platforms.

The development and application of new technologies involve time, substantial costs and risks. Our inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions or client requirements could result in our services losing market acceptance, and therefore adversely affect our operating results. The new technologies may be significant and expensive, and we cannot assure you that we will be able to implement them quickly and efficiently, or at all. Failure to do so could inhibit our ability to attract or retain users, which may cause our revenue to decline.

Our software applications and systems may contain defects or errors which could negatively affect our reputation and impair our ability to retain and attract users to our applications and clients purchasing our services.

While we test our applications and systems for defects and errors prior to release, defects or errors have been identified from time to time by our internal team and by our users and clients after release. Such defects or errors may occur in the future, particularly with respect to our electronic health records, or EHR, product, which is significantly more complex than the products and services that we currently offer.

Any defects or errors that affect the quality or reliability of our products and services or that cause interruptions to the availability of our services could result in:

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lost or delayed market acceptance and sales of our applications and services;
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loss of users and clients;
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inability to attract new users and clients;
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product liability or breach of contract suits against us;
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diversion of development resources;
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injury to our brand and reputation; and
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increased maintenance and warranty costs.

While our subscription and interactive services agreements typically contain limitations of liability and disclaimers that purport to limit our liability for damages related to defects in our software or content, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from related claims. We maintain liability insurance coverage, including coverage for errors and omissions. However, it is possible that claims could exceed the amount of our applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management's attention away from our operations. In addition, negative publicity caused by these events may delay or hinder market acceptance of our services, including unrelated services.

The healthcare information market is highly competitive and we face significant competition for our drug and clinical reference tools and interactive services.

The markets in which we participate are competitive, dynamic and subject to developments in technology and the healthcare industry. Currently, we compete with other companies for users of the types of drug and clinical reference tools that we offer and for budget dollars from our pharmaceutical, managed care and market research clients.

We compete within a broad industry of healthcare content providers for the attention of healthcare professionals, who can choose to use mobile, online or print media to reference clinical information. Companies providing clinical content include Medscape, a division of WebMD, LLC, and UpToDate, Inc. Competition from each of these sources of clinical reference content may lead to a reduction in the retention of our existing users and the rate at which we attract new users for our clinical information.

Our primary competition for the promotional spend available from our clients in the area of interactive services is from companies, including WebMD, that help pharmaceutical companies market their products, programs and services to healthcare professionals.

In addition, our market research business competes with numerous companies which recruit physicians to participate in surveys, often by phone, fax, email or surface mail. We also compete with the recruitment arms of market research companies that have assembled their own survey panels of healthcare professionals. To the extent competing channels are available to access healthcare professionals, including physicians, the value of our interactive services to our clients is reduced.

Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. They may also be better able to develop and deploy new products and services or to take advantage of new technologies than we are. Our inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions, technology or client requirements could result in our services losing market acceptance, and therefore adversely affect our operating results. New technologies may be significant and expensive, and we cannot assure you that we will be able to implement them quickly and efficiently, or at all. We cannot assure you that we will be able to compete successfully against these organizations or any alliances they have formed or may form.

Moreover, the competitive market in which we participate may require us to reduce the prices of our services or the rates we charge our clients. If our competitors offer discounts on certain applications or services, we may be required to reduce prices or offer our products on terms less favorable to us to compete successfully. A reduction in the prices of our services would reduce our margins. Some of our competitors may bundle product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our services. If we cannot offset price reductions with a corresponding increase in sales volume, our operating results would be adversely affected.

We have invested significant resources in the development of an electronic health record product, but the market for such products is competitive, our product has not yet been released and we have limited experience in that market.

EHRs are significantly more complex than the products and services that we have historically offered to healthcare professionals, involving sensitive personal health information protected by the Health Insurance Portability and Accountability Act, or HIPAA, and other laws as well as sophisticated data exchanges associated with electronic prescribing and other transactions. In addition, we will be dependent upon a number of vendors for components of the services associated with our EHR product, including lab ordering and retrieval, electronic prescribing and other matters. Many of our competitors have been participating in this market for many years and have invested significantly more resources in the development of their products than we have. In addition, under the American Recovery and Reinvestment Act of 2009, incentives to physicians and others will be available beginning in 2011 for the acquisition and use of EHRs, but only if those EHRs are certified and the use of the EHR constitutes "meaningful use" as will be defined by the law. Our EHR product has not yet been released or certified, and there is no guarantee that our product will be certified or that use of it will qualify for "meaningful use." Even if our product meets these requirements, we may be too late to the market to compete for the growing numbers of physicians and others expected to adopt such products in order to qualify for the government incentives beginning in 2011. Moreover, even if our EHR product is certified and qualifies for "meaningful use," numerous factors, including, but not limited to, development delays, unexpected intellectual property disputes and our inability to compete in the market could hinder client acceptance of the product.

We are not compatible with all mobile platforms.

Our mobile clinical information is not compatible with all mobile platforms. While we offer online services, the majority of our users and our interactive services are on mobile devices. We depend on the continuing compatibility of our clinical information and services with mobile operating systems and mobile devices and with evolving industry standards and protocols to run our mobile clinical information.

In addition, we are dependent on the ability of the developers of mobile platforms with which our drug and clinical reference tools are compatible to remain competitive in the medical community and the general marketplace. To remain competitive, developers of such mobile platforms may need to timely enhance their products, develop new operating systems or devices or take other actions which are outside of our control. If a mobile platform that is incompatible with our products achieve widespread use and acceptance in the medical community, or if Internet resources or other non-mobile device resources becomes more attractive than what is offered for mobile platforms, we may be unable to retain or attract users to our products. In particular, our mobile products are not compatible with Symbian-based devices.

We may not sustain our revenue growth, and we may not be able to manage future growth effectively.

We have experienced significant revenue growth in a short period of time. Our revenue increased from $65.6 million for the year ended December 31, 2007 to $93.7 million for the year ended December 31, 2009. You should not rely on our revenue growth, gross margins, or operating results for any prior quarter or annual period as an indication of our future operating performance. If we are unable to maintain adequate revenue growth in absolute dollars, we may not sustain our recent profitability and our share price could decline.

Our future operating results depend to a large extent on our ability to successfully manage our anticipated expansion and growth. To manage our growth successfully, among other things, we must effectively:

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add additional sales and marketing personnel in various locations;

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control expenses;

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maintain and enhance our information technology support for enterprise resource planning, accounting and design engineering by adapting and expanding our systems and tool capabilities;

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recruit, hire, train and manage additional qualified people; and

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manage operations in multiple locations and time zones.

We are increasing our investment in research and development, sales and marketing, general and administrative and other functions to grow our business. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect, or may not materialize.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products or enhancements to existing products and we may fail to satisfy client requirements, maintain product quality, execute our business plan, or respond to competitive pressures, which could result in lower revenue and profitability and a decline in our share price.

Our operating results have fluctuated and are likely to continue to fluctuate, which might make our quarterly results difficult to predict and could cause our stock price to decline or exhibit volatility.

Our operating results are likely to fluctuate as a result of a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful and you should not rely on our past results as an indication of future performance. Each of the following factors, among others, could cause our operating results to fluctuate from quarter to quarter:

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demand for and market acceptance of our services;

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factors relating to pharmaceutical company budget cycles and other factors that may affect the timing of promotional campaigns for specific products or demand for our services by our clients;

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changes in pharmaceutical company demand as a result of delays or changes in product approvals, changes in marketing strategies, modifications of client budgets and similar matters;

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the length of sales cycles and fulfillment periods of our services to pharmaceutical companies and other segments of the healthcare industry;

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expansion of marketing and support operations;

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the timing of new product introductions, including our new EHR product, and product enhancements by us or our competitors; and

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the cost of being a public company.

The majority of our clinical information subscriptions have terms of one year and our contracts with our other healthcare industry clients for our interactive services typically range from one to three years. We cannot assure you that our current users and other clients will continue to participate in our existing programs beyond the terms of their existing contracts or that they will enter into any additional contracts for new programs that we offer.

In addition, the time between the date of the signing of the contract with a client for a program, the actual fulfillment of the services under such contract and the revenue recognition associated with such revenues may be lengthy, especially for larger contracts with multiple deliverables, and may be subject to delays over which we have little or no control, including those that result from the client's need for internal approvals. Other factors that could affect the timing of our interactive services revenue include:

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variations in the marketing budgets allocated for the types of services we offer;

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the timing of federal Food and Drug Administration, or FDA, approval for new pharmaceutical products or for new approved uses for existing products;

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regulatory concerns related to the marketing of pharmaceutical products; and

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factors that may affect the timing of promotional campaigns for specific products.

Because we recognize revenue from our drug and clinical reference tool subscriptions and certain of our interactive services over the term or at the end of the service period, a significant downturn in our business may not be reflected immediately in our operating results, which may make it more difficult to evaluate our prospects.

We recognize revenue from subscription agreements monthly over the terms of these agreements, which are typically one year. In most cases, we recognize revenue from our interactive services over the terms of these agreements or upon delivery of each service element. As a result, a significant portion of the revenue we report in each quarter is generated from subscription and service agreements entered into during prior periods. Consequently, a decline in new or renewed subscriptions or service agreements in any one quarter may not materially affect our financial performance in that quarter but will negatively affect our revenue in future quarters. In addition, we may be unable to adjust our costs, many of which are fixed, in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our services may not be reflected in our short-term results of operations, which would make our reported results less indicative of our future prospects.

Developments in the healthcare industry could negatively affect our business.

Most of our revenue is derived from the healthcare industry and could be reduced by changes affecting healthcare spending. General reductions in expenditures by healthcare companies could result from, among other things:

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government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, pharmaceutical companies, payors or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

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consolidation of healthcare companies;

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reductions in governmental funding for healthcare; and

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adverse changes in business or economic conditions affecting healthcare payors or providers, the pharmaceutical industry or other healthcare companies.

We are particularly dependent upon pharmaceutical companies for our interactive services revenue. Our business will be harmed if business or economic conditions or government regulations result in the reduction of purchases by such clients, the non-renewal of our agreements with such clients, or the need to materially revise our offerings.

Even if general expenditures by healthcare companies remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific segments of the market we serve or are planning to serve. For example, purchase of our services could be affected by:

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a decrease in the number of, or the market exclusivity available to, new drugs coming to market;

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decreases in marketing expenditures by pharmaceutical companies as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical companies;

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state or federal legislation requiring the disclosure of, or otherwise regulating, honorarium payments to physicians for participation in market research activities; and

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changes in the design of health insurance plans.

In addition, our clients' expectations regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to services of the types we provide.

The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for our services will continue to exist at current levels or that we will have adequate technical, financial and marketing resources to react to changes in those markets.

We may be subject to claims brought against us as a result of the services we provide.

Healthcare professionals access information, including information regarding particular medical conditions and the use of particular medications, through our drug and clinical reference tools, interactive services and, when launched, our EHR product. If our content, or content we obtain from third parties, contains inaccuracies, or we introduce inaccuracies in the process of implementing third party content, it is possible that patients, physicians, consumers, the providers of the third party content or others may sue us if they are harmed as a result of such inaccuracies. We have editorial procedures in place to provide quality control of the information that we publish or provide. However, we cannot assure you that our editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content and we have had content errors in the past. Although our agreements for the performance of our services contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate our liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by users or third parties that our online agreements are unenforceable. A finding by a court that these agreements are invalid and that we are subject to liability could harm our business and financial condition and require costly changes to our business.

In addition, third parties may assert claims against us alleging infringement of copyrights, trademark rights, or other proprietary rights, or alleging unfair competition or violations of privacy rights. We could also be subject to claims for indemnification resulting from infringement claims made against our clients and third-party service providers for third-party products and content that are incorporated into our clinical information if they are found to infringe the intellectual property rights of others, which could increase our defense costs and potential damages. Any of these events could be expensive and time consuming to resolve or defend, may require us to change our business practices and could have a negative effect on our business, operating results and financial condition.

We could be required to spend significant amounts of time and money to defend ourselves against any such claims. Although we may be indemnified against such costs, the indemnifying party may be unable to fulfill its obligations. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms, or at all. Even if potential claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management's attention away from our operations. We maintain general liability insurance coverage, including coverage for errors and omissions, however this coverage may not be sufficient to cover one or more large claims against us or otherwise continue to be available on acceptable terms. Further, the insurer could disclaim coverage as to any future claim. In addition, our business is based on establishing the reputation of our services as trustworthy and reliable sources of clinical information. Allegations of impropriety or inaccuracy, even if unfounded, could therefore harm our reputation and business.

Healthcare and consumer protection regulations and legislation create risks and challenges with respect to our compliance efforts and our business strategies.

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. Many healthcare laws are complex and their application to specific products and services may not be clear, particularly as we develop and release new and more sophisticated products and services. In particular, many existing healthcare laws and regulations, when enacted, did not contemplate the clinical information and interactive services that we provide. However, these laws and regulations may nonetheless be applied to our services. We are also subject to various federal and state consumer protection laws. Our failure to accurately anticipate the application of these laws and regulations, or other failure to comply with them, could create liability for us, result in adverse publicity and negatively affect our businesses. Some of the risks we face from healthcare and consumer protection regulations are as follows:

Regulation of drug and medical device advertising and promotion.    We provide services involving promotion of prescription and over-the-counter drugs and medical devices. Any increase in regulation of these areas by the FDA, the Federal Trade Commission, or FTC, or other governmental bodies at the federal, state or local level, could make it more difficult for us to contract for certain of our interactive services. Physician groups and others have criticized the FDA's current policies and have called for restrictions on advertising of prescription drugs and for increased FDA enforcement. In response, the FDA has conducted hearings and sought public comment regarding its regulation of information concerning drugs on the Internet and the relationships between pharmaceutical companies and those disseminating information on drugs. We cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws would be enacted that impose restrictions on such marketing and advertising. Our interactive services revenues could be materially reduced by additional restrictions on the marketing or advertising of prescription drugs and medical devices, whether imposed by law or regulation or by policies adopted by industry members.

If the FDA, the FTC or another governmental body finds that any information available on our website or distributed by us violates FDA, FTC or other laws or regulations, they may take regulatory or judicial action against us or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state's consumer protection statutes or other new or existing laws.

Anti-kickback laws.    Healthcare anti-kickback laws prohibit any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. These laws may restrict how we and some of our clients market products to healthcare providers. The laws in this area are broadly written and it is often difficult to determine precisely how the laws will be applied in specific circumstances. Penalties for violating the federal anti-kickback laws include imprisonment, fines and exclusion from participating, directly or indirectly, in federal healthcare programs. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to civil or criminal penalties and require us to change or terminate some portions of our operations. Even an unsuccessful challenge by regulatory authorities of our practices could result in negative publicity and it could be costly for us to respond.

Legislation relating to payments to physicians.    Recent legislation enacted or pending in several states and enacted at the federal level as part of the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 mandates public disclosure of, or otherwise regulates or limits the providing of, certain gifts and payments by pharmaceutical companies to physicians. These state laws may be interpreted to cover honorarium payments made to physicians for participation in market research activities sponsored by pharmaceutical companies. Because we currently provide market research services involving participants from our user network, the increased adoption and enforcement of these laws and the application of any public disclosure requirements or other limitations may have a negative impact on the ability of pharmaceutical companies to sponsor these activities or the willingness of physicians to participate in the market research. To date, we have not experienced a significant reduction in our market research services business as a result of these laws in the few jurisdictions in which they have been enacted and become effective. However, we cannot predict how pharmaceutical companies or physicians will respond if such legislation becomes more widespread or becomes effective at the federal level. A significant decline in the sponsorship of our market research services by pharmaceutical companies or the agencies that represent such companies, or a significant decline in physicians' willingness to participate in such studies could negatively impact our operating results.

Medical professional regulation.    The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. We do not believe that we engage in the practice of medicine and we have attempted to structure our services, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. We employ and contract with physicians who provide only medical information to users, some of whom may be consumers, and we do not intend to provide medical care or advice. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

Anti-spam regulation.    We may also be required to comply with current or future anti-spam legislation by limiting or modifying some of our interactive services, such as our clinical messaging, which may result in a reduction in our revenue. One such law, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or CAN-SPAM, became effective in the United States on January 1, 2004. CAN-SPAM imposes complex and often burdensome requirements in connection with the sending of commercial e-mail. CAN-SPAM or similar laws may impose burdens on our user communication practices and on certain of our services, which in turn could harm our ability to attract new clients and increase revenues.

Privacy and other consumer protection regulation.    The Children's Online Privacy Protection Act, or COPPA, applies to operators of commercial websites and online services directed to U.S. children under the age of 13 that collect personal information from children and operators of general audience sites with actual knowledge that they are collecting information from U.S. children under the age of 13. Our sites are not directed at children and we employ a kick-out procedure whereby anyone identifying themselves as being under the age of 13 during the registration process is not allowed to register to obtain our clinical information or participate in our services. COPPA, however, is a relatively new law, can be applied broadly and is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application or interpretation of this law could create liability for us, result in adverse publicity and negatively affect our business.

The FTC and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and the presentation of website or other electronic content, comply with certain standards for notice, choice, security and access. Courts may also adopt these developing standards. A number of states, including California, have enacted laws or are considering the enactment of laws governing the release of credit card or other personal information received from consumers. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities. A determination by a state or federal agency or court that any of our practices do not meet these standards could result in liability and adversely affect our business. New interpretations of these standards could also require us to incur additional costs and restrict our business operations.

In addition, several foreign governments have regulations dealing with the collection and use of personal information obtained from their citizens. Those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future which may increase the chance that we violate them unintentionally. Any such developments, or developments stemming from enactment or modification of other laws, or the failure to accurately anticipate the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our business.

In connection with our planned entry into the EHR market, we have begun to handle personal health information and therefore have become subject to HIPAA's numerous requirements regarding the handling and use of the information subject to its requirements. The failure to accurately anticipate the application or interpretation of this law as we develop our EHR product or a failure by us to comply with its requirements could create liability for us, result in adverse publicity and negatively affect our business.

We rely on Internet service providers, co-location data center providers, other third parties and our own systems for key aspects of the process of providing and updating content to our users and performing services for our clients, and any failure or interruption in the services provided by these third parties or our own systems could harm our business.

Our users expect to be able to update our applications and access our services 24 hours a day, seven days a week, without interruption. However, we have experienced and expect that we will in the future experience interruptions and delays in services and availability from time to time. We rely on internal systems, as well as third-party vendors, including a co-location service provider and Internet service providers, to provide our online services.

We have computing and communications hardware operations located at our facilities in San Mateo, California, and in a co-location service administered by AT&T, Inc. in Redwood City, California. In the event of a catastrophic event at one of these sites, we may experience an extended period of system unavailability which could negatively impact our relationship with users and adversely affect our brand and our business. In particular, both of our co-location facilities are located in the same seismically active location in the San Francisco Bay Area.

Any disruption in the network access or co-location services provided by these third-party providers or any failure of or by these third-party providers or our own systems to handle current or higher volume of use could significantly harm our business. We exercise little control over these third-party vendors, which increases our vulnerability to problems with services they provide.

Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and interactive services or our own systems could negatively impact our relationships with users and clients, adversely affect our brand and our business and potentially expose us to liability to third parties. Although we maintain insurance for our business, the coverage under our policies generally only covers losses due to our negligence, and therefore may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

If the systems we use to provide our services experience security breaches or are otherwise perceived to be insecure, our business could suffer.

We retain and transmit confidential information in the processing centers and other facilities we use to provide online services. It is critical that such facilities and infrastructure remain secure and be perceived by the marketplace as secure. A security breach could damage our reputation or result in liability. We may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, attacks by third parties or similar disruptive problems. As we enter the EHR market and begin to handle personal health information, we become subject to HIPAA, which increases our liability in the event of security breaches. Any compromise of our security, whether as a result of our own systems or the systems that they interface with, could reduce demand for our services and could subject us to legal claims from our clients and users, including claims for breach of contract or breach of warranty, or regulatory enforcement actions against us by the government.

We may not be successful in protecting our intellectual property and proprietary rights.

Our success depends to a significant degree on our proprietary technology and ability to establish, maintain and enforce our intellectual property rights. We rely on a combination of copyright, trademark, trade secret, patent and other intellectual property laws and confidentiality procedures to protect our proprietary rights. Despite these measures, any of our intellectual property rights could, however, be challenged, invalidated, circumvented or misappropriated, or such intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in redesign efforts, discontinuance of certain product offerings or other competitive harm. Further, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States. Therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position.

Our pending patent and trademark registration applications may not be allowed, and our competitors or other third parties may challenge the validity or scope of our patents or trademark registrations. If the patents or trademark registrations we seek do not issue, or if other problems arise with our intellectual property, our competitiveness could be significantly impaired and our business, operations and prospects may suffer. There can also be no assurance that any of our issued patents or registered trademarks, or any patents and trademarks that may issue in the future, will adequately protect our intellectual property, or that such patents and trademarks will not be challenged by our competitors or other third parties or found by a judicial authority to be invalid or unenforceable.

We enter into confidentiality and invention assignment agreements with our employees and consultants and with the parties with whom we have strategic relationships and business alliances, and our agreements with subscribers limit their use of the software and content provided to them. These agreements may be breached and we may not have adequate remedies for any such breach. Further, no assurance can be given that these agreements will be effective in preventing the unauthorized access to, or use of, our clinical and other proprietary information or the reverse engineering of our technology. In any event, these agreements do not prevent our competitors from independently developing technology or authoring clinical information that is substantially equivalent or superior to our technology or the information we distribute.

Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation could result in substantial costs and diversion of management resources and can put our patents at risk of being invalidated or interpreted narrowly. The occurrence of any of these events may seriously harm our business.

We may be subject to claims by third parties that we are infringing their intellectual property, we may be prevented from selling certain services and we may incur significant expenses in resolving these claims.

Much of our business relies on technology and content developed or licensed by third parties. We also expect to seek to license technology and content from third parties for future products and services. We may not be able to obtain or continue to obtain licenses, content and technologies from these third parties on commercially reasonable terms or at all. Our inability to retain our current third party licenses or obtain third party licenses required to develop new products or product enhancements could require that we change our product and design plans, any of which could harm or delay our ability to sell our products and adversely affect our business.

We may receive claims of intellectual property infringement from third parties or otherwise become aware of relevant patents or other intellectual property rights of third parties that may lead to disputes and litigation. Any claims made against us regarding patents or other intellectual property rights could be expensive and time consuming to resolve or defend and could have a negative effect on our business. We expect that software application developers will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. Third parties may also claim that the technology that we acquire or license from other third parties infringes their intellectual property rights and we may not be indemnified for such claims.

We may also be required to indemnify our clients and third-party service providers for third-party products and content that are incorporated into our clinical information if they are found to infringe the intellectual property rights of others. Although many of our third-party service providers are obligated to indemnify us if their products infringe the rights of others, such indemnification may not be effective or adequate to protect us or the indemnifying party may be unable to uphold its contractual obligations.

Litigation could be costly for us to defend, distract management's attention and resources, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products or to obtain licenses to any intellectual property we may be found to infringe. Claims of intellectual property infringement might require us to redesign affected products, delay affected product offerings, enter into costly settlement or license agreements or pay costly damage awards or face a temporary or permanent injunction prohibiting us from marketing, selling or distributing the affected products. If we cannot or do not license the infringed technology on reasonable terms or at all, or substitute similar technology from another source, our revenue and earnings could be adversely impacted. There can be no assurance that any such litigation can be avoided or successfully concluded.

Our use of "open source" software could adversely affect our ability to sell our products and subject us to possible litigation.

A significant portion of the products or technologies licensed, developed and/or distributed by us incorporate so-called "open source" software and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software as well as distribute our products that use particular open source software at no cost to the user. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code, however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of certain of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and otherwise adversely affect our business.

We face potential liability related to the privacy and security of personal information we collect from healthcare professionals through our products and interactive services.

Online user privacy is a major concern in both the United States and abroad. The European Union, or EU, adopted the Data Protection Directive, or DPD, imposing strict regulations and establishing a series of requirements regarding the collection and use of personally identifiable information online. DPD provides for specific regulations requiring all non-EU countries doing business with EU member states to provide adequate data privacy protection when receiving personal data from any of the EU member states. Similarly, Canada's Personal Information and Protection of Electronic Documents Act provides Canadian residents with privacy protections in regard to transactions with businesses and organizations in the private sector and sets out ground rules for how private sector organizations may collect, use or disclose personal information in the course of commercial activities. We have privacy policies posted with our services that we believe comply with applicable laws requiring notice to users about our information collection, use and disclosure practices. However, whether and how existing local and international privacy and consumer protection laws in various jurisdictions apply to the Internet and other online technologies is still uncertain and may take years to resolve. United States and international privacy laws and regulations, if drafted or interpreted broadly, could be deemed to apply to the technology we use, and could restrict our information collection methods or decrease the amount and utility of the information that we would be permitted to collect. Any legislation or regulation in the area of privacy of personal information could affect the way we operate our online services and could harm our business. The costs of compliance with, and the other burdens imposed by, these and other laws or regulatory actions may prevent us from selling our products or increase the costs associated with selling our products, and may affect our ability to invest in or jointly develop products in the United States and in foreign jurisdictions. Further, we cannot assure you that the privacy policies and other statements on our applications or our practices will be found sufficient to protect us from liability or adverse publicity relating to the privacy and security of personal information. In the conduct of our market research activities outside the United States, we rely upon a third party to identify and recruit respondents for the market research and to comply with the applicable privacy laws in each jurisdiction in which it operates. If this third party failed to comply with such laws, it could affect its ability to continue to support our business or negatively affect our reputation.

The Privacy Standards under HIPAA establish a set of basic national privacy standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses, healthcare providers and their business associates. With our planned entry into the EHR market, we will become subject to HIPAA and other similar state and federal laws governing the collection, dissemination, use, access to and confidentiality of patient-identifiable information.

Some users of our products and services are located outside of the United States, we recruit for market research internationally and we may in the future establish international operations and, as a result, face diverse risks related to engaging in international business.

Although the substantial majority of our users are located in the United States, we currently have users in numerous other countries. We are, or may become, subject to the risks of conducting business internationally, including:

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unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

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exposure to a broader, more diverse set of regulations;

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more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

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changes in a specific country's or region's political or economic conditions;

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unfavorable currency exchange rates;

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exposure to competitors who are more familiar with local markets;

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limited or unfavorable intellectual property protection; and

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restrictions on repatriation of earnings.

In addition, in the future, we may expand geographically through product development and strategic alliances. However, our products and services may not be accepted in international markets and any potential international operations involve a variety of risks. We have limited experience in marketing, selling and supporting our services abroad. In addition, while Symbian is the most widely used mobile operating system in Europe, our clinical information and interactive services are not compatible with Symbian-based devices. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, and rules of the Securities and Exchange Commission, or SEC, and The NASDAQ Global Market, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

The Sarbanes-Oxley Act of 2002 requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 10-K for the fiscal year ending December 31, 2011. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify additional deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal control from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on the trading price for our common stock, and could adversely affect our ability to access the capital markets.

If we acquire or invest in other companies, assets or technologies and we are not able to effectively integrate them with our business, or we do not realize the anticipated financial and strategic goals for any of these transactions, our financial performance may be impaired.

If appropriate opportunities present themselves, we may consider acquiring or making investments in companies, assets or technologies that we believe to be strategic, such as our recent acquisition of Modality, Inc. We do not have significant experience in acquisitions and investments in other companies, and our acquisition of Modality exposes us, and if we acquire or invest in additional companies, assets or technologies, we will be further exposed, to a number of risks, including:

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we may find that the acquired company, asset or technology does not further our business strategy, that we overpaid for the company, asset or technology or that the economic conditions underlying our acquisition decision have changed;

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we may have difficulty integrating the assets, technologies, operations or personnel of an acquired company, or retaining the key personnel of the acquired company;

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our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically or culturally diverse enterprises;

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we may encounter difficulty entering and competing in new product or geographic markets, and we may face increased competition, including price competition or intellectual property litigation; and

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we may experience significant problems or liabilities associated with product quality, technology and legal contingencies relating to the acquired business or technology, such as intellectual property or employment matters.

In addition, from time to time we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in significant diversion of management time, as well as substantial out-of-pocket costs. If we were to proceed with one or more significant acquisitions or investments in which the consideration included cash, we could be required to use a substantial portion of our available cash, including the proceeds of this offering. To the extent we issue shares of capital stock or other rights to purchase capital stock, including options and warrants, existing stockholders might be diluted and earnings per share amounts might decrease. In addition, acquisitions and investments may result in the incurrence of debt, large one-time write-offs, such as of acquired in-process research and development costs, and restructuring charges.

We intend to expand our operations and increase our expenditures in an effort to grow our business. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

We significantly expanded our operations in 2009 and 2010. For example, during the period from December 31, 2008 to September 30, 2010, we increased the number of our employees and full-time contractors by approximately 29%, from 255 to 328. We anticipate that further expansion of our infrastructure and headcount will be required to achieve planned expansion of our product offerings, particularly the development of our EHR solution, projected increases in our user network and anticipated growth in the number of product deployments. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure. Our ability to manage our operations and growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems and procedures. Further, we intend to grow our business by developing new product and service offerings and pursuing new clients. If we fail to timely or efficiently expand operational and financial systems in connection with such growth or if we fail to implement or maintain effective internal controls and procedures, resulting operating inefficiencies could increase costs and expenses more than we planned and might cause us to lose the ability to take advantage of market opportunities, enhance existing products, develop new products, satisfy client requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, if we increase our operating expenses in anticipation of the growth of our business and such growth does not meet our expectations, our financial results likely would be negatively impacted.

Business interruptions due to natural disasters and other events could adversely affect our business.

Our operations can be subject to natural disasters and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, terrorist attacks and acts of war. For example, the majority of our operations are based in Northern California near major earthquake faults that are considered seismically active. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm.

Although we carry business interruption insurance, it only covers some, but not all, of these potential events, and even for those events that are covered, may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty.

Risks related to ownership of our common stock and this offering

As our common stock has not been publicly traded, we expect that the price of our common stock may fluctuate substantially.

Before this offering, there has been no public market for our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. The price of our common stock sold in this offering will not necessarily reflect the market price of our common stock after this offering. The market price for our common stock after this offering will be affected by a number of factors, including:

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quarterly variations in our operating results, or the operating results of our competitors;

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the timing of revenue recognition;

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the volume and timing of orders from our clients and users;

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the announcement of new products or service enhancements by us or our competitors;

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announcements related to litigation;

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changes in earnings estimates, investors' perceptions, recommendations by securities analysts or our failure to achieve analysts' earning estimates;

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the depth and liquidity of the market for our common stock;

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changing legal or regulatory requirements;

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developments in our industry or the medical or pharmaceutical industries generally; and

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general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors.

In addition, the stock market has experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expense and the diversion of our management's attention from our business.

Securities analysts may not initiate coverage of our common stock or may issue negative reports, and this may have a negative impact on the market price of our common stock.

Securities analysts may elect not to provide research coverage of our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect the market price of our common stock. In addition, the trading market for our common stock may be affected in part by the research and reports that industry or financial analysts do publish about us or our business. If one or more of the analysts who elect to cover us downgrades our stock, our stock price may decline. If one or more of these analysts ceases coverage of us, we could lose visibility in the market, which in turn could cause our stock price to decline. It may be difficult for companies such as ours, with smaller market capitalizations, to attract independent financial analysts that will cover our common stock. This could have a negative effect on the market price of our stock.

New investors in our common stock will experience immediate and substantial dilution after this offering.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock will be immediately after this offering. If you purchase common stock in this offering, you will incur immediate dilution of $12.36 per share based on the assumed initial public offering price of $14.00 per share, the mid-point of the price range set forth on the cover page of this prospectus. This dilution is due in large part to earlier investors in our company having paid substantially less than the assumed initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 56.1% of the total amount we have raised to fund our operations, but will own only approximately 16.0% of our common stock, based upon the number of shares outstanding as of September 30, 2010. The exercise of outstanding options and a warrant and other future equity issuances, including future public offerings or private placements of equity securities and any additional shares issued in connection with acquisitions, may result in further economic dilution to investors. For a further description of dilution that you will experience immediately after this offering, see the section of this prospectus entitled "Dilution."

Sales of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after this offering or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline. After this offering, we will have 22,465,579 shares of common stock outstanding based on the number of shares outstanding as of December 31, 2010. All of the 5,360,000 shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933. Of the remaining shares outstanding upon the closing of this offering, 16,790,680 shares may be sold pursuant to Rule 144 and 701 upon the expiration of lock-up agreements that expire 180 days after the date of this prospectus unless otherwise extended or waived as described in "Shares eligible for future sale."

Following this offering, existing stockholders holding an aggregate of 12,337,300 shares of common stock on an as-converted basis, including 16,540 shares of common stock issuable upon the exercise of an outstanding warrant, will have rights, subject to some conditions, that permit them to require us to file a registration statement with the SEC or include their shares in registration statements that we may file for ourselves or other stockholders. If we register the sale of their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market. Promptly following this offering, we intend to register 7,570,462 shares of common stock for issuance under our stock plans. As of December 31, 2010, 6,268,212 shares were subject to outstanding options, with a weighted average exercise price of $9.45 per share, of which 3,347,946 shares were vested. In addition, 171,219 shares were subject to restricted stock units, of which 19,650 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock collectively will control approximately 50.0% of our outstanding common stock, without giving effect to the purchase of shares by any such persons in this offering. As a result, these stockholders, if they act together, will be able to control our management and affairs and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of our other stockholders.

We have broad discretion in the use of proceeds of this offering for working capital and general corporate purposes.

The net proceeds of this offering will be used to pay aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010 (and accruing at a rate of approximately $237,000 per month)), with the balance to be used for general corporate purposes. Other than the repayment of cumulative dividends, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure of our management to apply the net proceeds of this offering effectively could harm our business, financial condition and results of operations. Please see the section of this prospectus entitle "Use of proceeds" for a further description of how we intend to use the net proceeds of this offering.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, and Delaware law, contain provisions that could discourage a takeover.

In addition to the effect that the concentration of ownership by our officers, directors and significant stockholders may have, our amended and restated certificate of incorporation and our amended and restated bylaws to be effective upon completion of this offering contain provisions that may enable our management to resist a change of control. These provisions may discourage, delay or prevent a change in our ownership or a change in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. Such provisions, to be set forth in our amended and restated certificate of incorporation or amended and restated bylaws effective upon the completion of this offering, include:

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our board of directors will be authorized, without prior stockholder approval, to create and issue preferred stock, commonly referred to as "blank check" preferred stock, with rights senior to those of common stock;

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advance notice will be required of stockholders to nominate candidates to serve on our board of directors or to propose matters that can be acted upon at stockholder meetings;

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stockholder action by written consent will be prohibited;

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special meetings of the stockholders will be permitted to be called only by a majority of our board of directors, the chairman of our board of directors or our chief executive officer;

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stockholders will not be permitted to cumulate their votes for the election of directors;

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newly created directorships resulting from an increase in the authorized number of directors or vacancies on our board of directors will be filled only by majority vote of the remaining directors, even though less than a quorum is then in office;

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our board of directors will be expressly authorized to modify, alter or repeal our amended and restated bylaws; and

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stockholders will be permitted to amend our amended and restated bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer or proxy contest involving us. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections of this prospectus entitled "Summary," "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "Business" and "Compensation discussion and analysis." Forward-looking statements include, but are not limited to, statements about:

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expectations of future operating results or financial performance;
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business strategies;
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competitive position;
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industry environment and market opportunities;
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introduction of new products and services;
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plans for growth and future operations; and
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the strength and size of our user network.

In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, time frames or achievements to be materially different from any future results, performance, time frames or achievements expressed or implied by the forward-looking statements. We discuss many of these risks, uncertainties and other factors in this prospectus in greater detail in the section of this prospectus entitled "Risk factors." Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Use of proceeds

We estimate that we will receive approximately $44.2 million in net proceeds from the sale of the shares of common stock offered by us in this offering, or approximately $54.6 million if the underwriters' over-allotment option is exercised in full, based upon an assumed initial public offering price of $14.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders. A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) net proceeds by $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and estimated offering expenses payable by us.

We expect to use our net proceeds from this offering as follows:

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to pay aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010 (and accruing at a rate of approximately $237,000 per month)); and

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the balance for general corporate purposes, including working capital, research and development, sales and marketing and capital expenditures.

We will retain broad discretion in the allocation of a substantial portion of the net proceeds of this offering. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

Dividend policy

Other than aggregate cumulative dividends that we are obligated to pay to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010 (and accruing at a rate of approximately $237,000 per month)) with a portion of the net proceeds from this offering, we have not declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business, and therefore do not anticipate paying any other cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, any contractual restrictions and restrictions that may be imposed by applicable law and such other factors that our board of directors deems appropriate.

Capitalization

The following table sets forth our capitalization as of September 30, 2010:

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on an actual basis;

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on a pro forma as adjusted basis to give effect to:

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the conversion of all outstanding shares of our preferred stock into an aggregate of 11,089,201 shares of common stock upon the closing of this offering;

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the payment of aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010); and

•
the sale by us of 3,574,285 shares of our common stock at an assumed initial public offering price of $14.00 per share, the mid-point of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses payable by us.

You should read this table together with the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations" and our financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Financing liability	$—	$—
Mandatorily redeemable convertible preferred stock, including aggregate cumulative dividends of $28.6 million; $0.001 par value per share; 15,303,866 shares authorized, 13,142,352 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	72,632	—

Preferred stock, $0.001 par value per share; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value per share; 30,129,404 shares authorized, 7,618,898 shares issued and outstanding, actual; 100,000,000 shares authorized, 22,282,384 shares issued and outstanding, pro forma as adjusted	8	22
Additional paid-in capital	9,742	98,012
Accumulated other comprehensive income	3	3
Accumulated deficit	(44,715)	(44,715)

Total stockholders' equity (deficit)	(34,962)	53,322
Total capitalization	$37,670	$53,322

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) each of additional paid-in capital, total stockholders' equity (deficit) and total capitalization by $3.3 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

The foregoing information regarding the number of shares of our common stock to be outstanding immediately after this offering is based on 18,708,099 shares outstanding as of September 30, 2010, on an as-converted basis, and excludes:

•
5,598,246 shares of common stock issuable upon the exercise of outstanding options under our 2008 Equity Incentive Plan as of September 30, 2010, with a weighted average exercise price of $8.45 per share;

•
58,950 shares of common stock issuable upon the vesting of restricted stock units under our 2008 Equity Incentive Plan as of September 30, 2010;

•
1,309,992 additional shares of common stock reserved and available for future issuance under our 2008 Equity Incentive Plan as of September 30, 2010; and

•
16,540 additional shares of common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series B preferred stock, with an exercise price of $5.71 per share.

Dilution

If you invest in our common stock in this offering, your ownership will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock immediately after this offering.

Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into common stock. Pro forma net tangible book value as of September 30, 2010 was approximately $21.0 million, or approximately $1.12 per share of common stock. After giving effect to the sale by us of 3,574,285 shares of common stock in this offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and the payment of aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010) with a portion of the net proceeds of this offering, our pro forma as adjusted net tangible book value as of September 30, 2010 would have been approximately $36.6 million, or approximately $1.64 per share of common stock. This represents an immediate increase in net tangible book value of $0.52 per share to existing stockholders and an immediate dilution of $12.36 per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$14.00
Pro forma net tangible book value per share as of September 30, 2010	$1.12
Increase in pro forma net tangible book value per share attributable to this offering	$0.52

Pro forma as adjusted net tangible book value per share after this offering		$1.64

Dilution per share to new investors		$12.36

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $3.3 million, or $0.15 per share, and the dilution in as adjusted pro forma net tangible book value per share to new investors by $0.85 per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option to purchase 804,000 additional shares from us, our pro forma as adjusted net tangible book value per share as of September 30, 2010 would have been $2.04 per share, representing an immediate increase in net tangible book value to our existing stockholders of $0.92 per share and an immediate dilution of $11.96 per share to new investors in this offering.

The following table summarizes as of September 30, 2010, on the pro forma as adjusted basis described above, the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $14.00 per share, before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares purchased		Total consideration
					Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	18,708,099	84.0%	$39,123,539	43.9%	$2.09
New investors in this offering	3,574,285	16.0	50,039,990	56.1%	$14.00

Total	22,282,384	100%	$89,163,529	100%

The sale by the selling stockholders of 1,785,715 shares in this offering will cause the number of shares held by existing stockholders to be reduced to 16,922,384 shares, or 75.9% of the total number of shares of our common stock outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $14.00 per share would increase (decrease) total consideration paid by new investors by $3.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters' over-allotment option to purchase 804,000 additional shares from us in this offering is exercised in full, the following will occur:

•
the percentage of shares of common stock held by existing stockholders after the completion of this offering, and after giving effect to the sale by the selling stockholders of 1,785,715 shares in this offering, will be approximately 73.3% of the total number of shares of our common stock outstanding after this offering; and

•
the number of shares held by new investors after the completion of this offering will be 6,164,000, or approximately 26.7% of the total number of shares of our common stock outstanding after this offering.

The foregoing information as to the number of shares of our common stock to be outstanding immediately after this offering is based on 18,708,099 shares outstanding as of September 30, 2010, on an as-converted basis, and excludes:

•
5,598,246 shares of common stock issuable upon the exercise of outstanding options under our 2008 Equity Incentive Plan as of September 30, 2010, with a weighted average exercise price of $8.45 per share;

•
58,950 shares of common stock issuable upon the vesting of restricted stock units under our 2008 Equity Incentive Plan as of September 30, 2010;

•
1,309,992 shares of common stock reserved and available for future issuance under our 2008 Equity Incentive Plan as of September 30, 2010; and

•
16,540 shares of common stock, on an as-converted basis, issuable upon the exercise of an outstanding warrant to purchase Series B preferred stock, with an exercise price of $5.71 per share.

Assuming the exercise in full of all of our outstanding options and the issuance of 16,540 shares of common stock, on an as-converted basis, upon exercise of an outstanding warrant to purchase Series B preferred stock as of September 30, 2010, pro forma net tangible book value before this offering at September 30, 2010 would be $0.86 per share, representing an immediate dilution of $0.26 per share to our existing stockholders and, after giving effect to the sale of 3,574,285 shares of common stock by us in this offering at an assumed initial public offering price of $14.00 per share, after deducting underwriting discounts and estimated offering expenses payable by us, and the payment of aggregate cumulative dividends due to the holders of our Series B preferred stock (approximately $28.6 million accrued through September 30, 2010) with a portion of the net proceeds of this offering, there would be an immediate dilution of $12.69 per share to purchasers of our common stock in this offering.

Selected financial data

The selected statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 are derived from our audited financial statements included elsewhere in this prospectus. The statement of operations data for the nine months ended September 30, 2009 and 2010 and the balance sheet data as of September 30, 2010 are derived from our unaudited financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited financial statements that are not included in this prospectus. The unaudited financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of our management, reflect all adjustments necessary for the fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of our operating results or financial condition to be expected in the future. The following selected financial data should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus and the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations."

Pro forma net income per share has been calculated assuming the conversion of all outstanding shares of our preferred stock into 11,089,201 shares of our common stock at the beginning of 2009. Pro forma net income per share also assumes the outstanding preferred stock warrant converts into a warrant to purchase common stock at the beginning of 2009. Pro forma net income per share further gives effect, in the weighted shares used in the calculation, to the additional 2.3 million shares, which (when multiplied by the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and after giving effect to a pro rata allocation of offering costs) would have been required to be issued to generate net proceeds sufficient to pay the accrued Series Preferred B dividend of $28.6 million (as of September 30, 2010). Pro forma diluted net income per share attributable to common stockholders further includes the incremental shares of common stock issuable upon the exercise of stock options and warrants outstanding as of the dates thereof.

Statements of operations data

	Years Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Total revenues, net	$32,536	$49,517	$65,611	$83,345	$93,654	$66,248	$73,703
Total cost of revenues(1)	12,369	17,371	22,805	24,786	29,452	21,945	23,330

Gross profit	20,167	32,146	42,806	58,559	64,202	44,303	50,373
Operating expenses:(1)
Sales and marketing	11,725	14,975	16,887	18,167	22,704	16,306	22,011
Research and development	6,483	8,748	10,519	12,430	14,663	10,555	14,512
General and administrative	5,119	10,725	11,983	14,888	11,587	8,630	11,249
Change in fair value of contingent consideration	—	—	—	—	—	—	885

Total operating expenses	23,327	34,448	39,389	45,485	48,954	35,491	48,657

Income (loss) from operations	(3,160)	(2,302)	3,417	13,074	15,248	8,812	1,716
Interest income	440	1,078	1,714	1,180	127	109	73
Interest expense	—	—	(285)	(855)	(855)	(641)	(214)
Other income (expense), net	(130)	(189)	(233)	545	(73)	(74)	2
Gain on sale-leaseback of building	—	—	—	—	—	—	1,689

Income (loss) before income taxes and cumulative effect of change in accounting principle	(2,850)	(1,413)	4,613	13,944	14,447	8,206	3,266
Benefit (provision) for income taxes	(57)	(28)	21,126	(6,510)	(6,788)	(4,050)	(2,142)

Income (loss) before cumulative effect of change in accounting principle	(2,907)	(1,441)	25,739	7,434	7,659	4,156	1,124
Cumulative effect of change in accounting principle, net of taxes(2)	(3)	—	—	—	—	—	—

Net income (loss)	(2,910)	(1,441)	25,739	7,434	7,659	4,156	1,124
Less: accretion of Series B mandatorily redeemable preferred stock dividends	3,738	3,754	3,747	3,523	3,523	2,643	2,643
Less: allocation of net income to participating preferred stockholders	—	—	14,965	2,290	2,433	887	—

Net income (loss) available to common stockholders—basic	$(6,648)	$(5,195)	$7,027	$1,621	$1,703	$626	$(1,519)
Undistributed earnings re-allocated to common stockholders	—	—	1,447	219	205	76	—

Net income (loss) available to common stockholders—diluted	$(6,648)	$(5,195)	$8,474	$1,840	$1,908	$702	$(1,519)

	Years Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands, except per share data)
Net income (loss) per common share—basic	$(1.55)	$(0.96)	$1.18	$0.21	$0.22	$0.08	$(0.20)

Net income (loss) per common share—diluted	$(1.55)	$(0.96)	$1.06	$0.19	$0.20	$0.07	$(0.20)

Weighted average shares used in computing net income (loss) per common share—basic	4,283	5,414	5,967	7,847	7,758	7,816	7,517
Weighted average shares used in computing net income (loss) per common share—diluted	4,283	5,414	7,966	9,852	9,491	9,519	7,517
Pro forma net income per share—basic (unaudited)					$0.36		$0.05

Pro forma net income per share—diluted (unaudited)					$0.34		$0.05

Pro forma weighted average common shares outstanding—basic					20,990		20,992

Pro forma weighted average common shares outstanding—diluted					22,730		22,551

(1)              As discussed in greater detail in Note 11 to our audited financial statements included elsewhere in this prospectus, we changed the manner in which we account for stock-based compensation in 2006. Stock-based compensation is included in cost of revenue and operating expenses in the following amounts (in thousands):

Cost of revenues	$31	$58	$178	$158	$213	$155	$218
Sales and marketing	275	503	1,127	676	1,221	953	1,320
Research and development	225	334	747	511	899	595	1,237
General and administrative	434	374	1,135	2,275	2,201	1,620	1,929
(2)
In 2005, we changed the manner in which we account for freestanding warrants for redeemable convertible preferred stock resulting in this cumulative change in accounting principle.

Balance sheet data

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010
	(in thousands)
Cash, cash equivalents, and short-term investments	$20,135	$25,804	$72,620 (1)	$58,265	$65,319	$70,178
Total assets	30,693	42,688	135,565	116,359	125,465	122,240
Deferred revenue	35,458	45,821	58,250	58,439	62,308	55,615
Financing liability(2)	—	—	20,314	20,314	20,314	—
Other long-term obligations	174	181	694	1,577	2,642	18,261
Mandatorily redeemable convertible preferred stock(3)	62,026	64,866	64,822	67,662	70,502	72,632
Accumulated deficit	(72,464)	(75,584)	(51,522)	(44,088)	(43,962)	(44,715)
Stockholders' deficit	(73,207)	(75,991)	(48,381)	(40,067)	(37,664)	(34,962)

(1)
Cash, cash equivalents and short-term investments excludes a book overdraft for certain of our disbursement cash accounts of $28.4 million as of December 31, 2007. Please refer to the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" included elsewhere in this prospectus for more information.

(2)
Represents a financing liability incurred in connection with the build-out of our San Mateo facility. Please refer to the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates" and Note 6 of our audited financial statements included elsewhere in this prospectus for more information.

(3)
Mandatorily redeemable convertible preferred stock includes $28.6 million of aggregate cumulative dividends to be paid in cash from the proceeds of this offering to the holders of our Series B preferred stock.

Management's discussion and analysis of financial condition
and results of operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth under the section of this prospectus entitled "Risk factors" and elsewhere in this prospectus.

Business overview

Epocrates is a leading provider of mobile drug reference tools to healthcare professionals and interactive services to the healthcare industry. Most commonly used on mobile devices at the point of care, our products help healthcare professionals make more informed prescribing decisions, enhance patient safety and improve practice productivity. Our user network consists of over one million healthcare professionals, including over 300,000, or over 45% of, U.S. physicians. We offer our products on all major U.S. mobile platforms including Apple (iPhone, iPod touch and iPad), Android, BlackBerry, Palm and Windows Mobile devices. To date, our interactive services clients have included all of the top 20 global pharmaceutical companies by sales and over 350 individual pharmaceutical brands.

Our proprietary drug content is the most frequently used mobile reference product and provides healthcare professionals with convenient access to information they need at the point of care. Healthcare professionals are able to access information such as dosing, drug/drug interactions, pricing and insurance coverage for thousands of brand, generic and over-the-counter drugs. Physicians trust Epocrates for accurate content and innovative offerings and use our products more than any other mobile drug reference tool. Our strong brand has enabled us to build a large and active network of users, which enhances our ability to market our interactive services.

Through our interactive services, we provide the healthcare industry, primarily pharmaceutical companies, access to our user network to deliver targeted information and conduct market research in a cost-effective manner. Our services include DocAlert clinical messages that deliver product news and alerts to healthcare professionals. Our Virtual Representative Services, including drug detailing, sampling, patient literature delivery and the ability to contact drug manufacturers, are designed to supplement and replicate the activities of pharmaceutical sales representatives.

We are developing an affordable, easy-to-use electronic health records, or EHR, product that will serve the needs of solo and small group practices and will allow users to qualify for subsidies under the HITECH Act. We believe our experience developing information technology tools used at the point of care by physicians provides us the insight and experience to deliver a product that physicians will find easy to learn and use.

On November 12, 2010, we acquired Modality, Inc. in exchange for $13.8 million in cash. We acquired Modality for its current applications for the Apple iPod touch and iPhone as well as its existing personnel and processes in place to develop additional applications.

Financial operations overview

We generate revenue by providing healthcare companies with interactive services to communicate with our network of users and through the sale of subscriptions to our premium drug and clinical reference tools to healthcare professionals. For the year ended December 31, 2009, we recorded total net revenues of $93.7 million, a 12% increase from 2008. For the year ended December 31, 2008, we recorded total net revenues of $83.3 million, a 27% increase from 2007. For the nine months ended September 30, 2010, we recorded total net revenues of $73.7 million, a 11% increase from the nine months ended September 30, 2009. For the year ended December 31, 2009, our deferred revenue increased from $58.4 million at December 31, 2008 to $62.3 million at December 31, 2009, a 7% increase. As of September 30, 2010, our deferred revenue balance was $55.6 million, a 11% decrease from December 31, 2009.

The timing of our revenue has been affected by seasonal factors, primarily as a result of the annual budget approval process of many of our customers in the pharmaceutical industry. As a result, our contract bookings and revenue have historically been highest in the fourth quarter of each calendar year. We expect this trend to continue but to become less pronounced in 2010 due to the adoption of new revenue recognition guidance which will result in revenue being recognized in a manner that more closely matches delivery of the contracted services. As revenues have grown, operating expenses have also increased in absolute dollars, but have decreased as a percentage of revenue. We expect this trend will continue to the extent that we are successful in growing our business.

As of September 30, 2010, our worldwide user network consisted of over one million healthcare professionals. Maintaining this large user network of U.S. physicians is important because it will be a key driver of interactive services revenue growth over the long term. The number of users who are U.S. physicians increased approximately 13%, from approximately 264,000 at September 30, 2009 to almost 300,000 at September 30, 2010. This high growth rate was largely due to rapid iPhone adoption by physicians. We expect our network of users to continue to increase at a lower rate.

The majority of healthcare professionals in our network use our free products. Users who paid for a subscription represented 32%, 16%, 12% and 9% of total active users as of December 31, 2007, December 31, 2008, December 31, 2009 and September 30, 2010, respectively. A key focus of our business during 2010 and beyond is to strengthen and maintain our user network. We intend to do so by enhancing the clinical functionality of our free services by adding new content and features that are currently only available with our premium products. As part of our strategy to strengthen and maintain our network of users and leverage this network to generate high margin revenue streams from healthcare industry clients, we plan to devote significant resources to expanding our free product offerings and more actively focus our marketing efforts on increasing awareness and adoption of our free products and services. We expect paid users to continue to represent a decreasing percentage of total active users. As a result, we expect revenues from subscriptions to our premium products to decrease as a percentage of total revenue in the future.

To date we have not experienced significant price pressure from competitors other than for our market research services. Competition is high among market research firms, and price has become a major driver in a client's decision about which vendor to use. We have attempted to limit reductions in price because we believe our sizable network of healthcare professionals contributes significantly to a superior result for our clients. This price pressure has caused revenue from market research services to remain essentially flat since 2007.

Currently, our customer base is located almost entirely within the United States. No single customer accounted for more than 10% of our net revenue during the years ended December 31, 2007, 2008 and 2009, or during the nine months ended September 30, 2009 or 2010. No single customer accounted for more than 10% of net accounts receivable as of September 30, 2010. One customer accounted for 11%

of net accounts receivable as of December 31, 2009. Two customers accounted for 13% and 11% of net accounts receivable, respectively, as of December 31, 2008.

We have generated positive cash flow from operations since the year ended December 31, 2003. Cash, cash equivalents and short-term investments increased from $58.3 million at December 31, 2008 to $65.3 million at December 31, 2009 to $70.2 million at September 30, 2010. Our users pay for one year of our premium subscriptions up front. This amount is deferred and recognized ratably over the term of the subscription. Typically, interactive services clients are billed half of the contracted fee upon signing the contract with the balance billed 90 days after the contract is signed. The amounts collected are deferred and recognized as services are delivered. Because a significant amount of cash is collected near the beginning of the contract, we have generated strong cash flow from operations relative to revenue recognized. This is expected to continue but become less pronounced due to the adoption of new revenue recognition guidance which will result in revenue being recognized in a manner that more closely matches delivery of the contracted services.

We have invested significant development and marketing resources during the nine months ended September 30, 2010 to develop and deliver new products and we expect to continue to invest significant resources through the remainder of 2010 and beyond. Specifically, we have recorded $6.1 million in operating expenses related to the EHR product during the nine months ended September 30, 2010. This investment of resources has caused operating margins to decrease significantly in 2010 compared to 2009. We expect that this trend will continue at least through the middle of 2011 when the EHR product is scheduled to release and expected to generate revenue. To the extent we are successful in generating revenue from our EHR product, we expect operating margins to begin to increase in the latter half of 2011.

The EHR product has not generated any revenue as it has not yet been released. The market for such products is competitive and we have limited experience in that market. Several of our competitors have been participating in this market for many years and have invested significantly more resources in the development of their products than we have. Even if our product meets the requirements of meaningful use as defined by American Recovery and Reinvestment Act of 2009, and is certified as such, we may be too late to the market to compete for the growing number of physicians and others expected to adopt such products in order to qualify for the government incentives beginning in 2011. In addition, numerous other factors, including, but not limited to, development delays, unexpected intellectual property disputes and our inability to compete in the market could hinder customer acceptance of the product.

Our operating results will also be subject to fluctuations due to a requirement under GAAP to record changes in the fair value of our contingent consideration liability in our operating income. We have recorded contingent consideration related to the acquisition of certain intangible assets from two companies. We accounted for the acquisition of these intangible assets as business combinations under GAAP. The sellers would receive contingent consideration in the form of additional cash compensation based upon the financial performance of products incorporating the acquired technologies. Management estimates the fair value of contingent consideration each quarter based on its most recent financial forecast. To the extent our forecast increases, the fair value of the contingent consideration will increase with the change in fair value recorded to operating expense. Conversely, to the extent our forecast decreases, the fair value of the contingent consideration will decrease with the change in fair value recorded as a reduction in operating expense.

In addition, our operating results will be subject to fluctuations due to variable accounting resulting from the repricing of certain stock options in 2003. Assuming that none of these outstanding options are exercised, canceled or expire (all such options will expire by December 31, 2013), each $1.00 increase or decrease in the fair market value of our common stock would result in a corresponding increase or decrease in stock-based compensation of $0.1 million.

We are not a capital-intensive business. Most of our expenditures have been related to sales and product development and we expect this to continue. However, during 2007, we spent $4.0 million in construction costs for our San Mateo facility. Of these expenditures, $2.7 million were reimbursed by our landlord as dictated by the terms of our lease.

The following table sets forth our statements of operations data based on the amounts and percentage relationship of the items listed to net revenue for each period presented (in thousands):

	Years Ended December 31,									Nine Months Ended September 30,
	2007			2008			2009			2009			2010
	Amount	% Revenue		Amount	% Revenue		Amount	% Revenue		Amount	% Revenue		Amount	% Revenue
										(unaudited)			(unaudited)
Total revenues, net	$65,611	100.0%		$83,345	100.0%		$93,654	100.0%		$66,248	100.0%		$73,703	100.0%
Total cost of revenues	22,805	34.8%		24,786	29.7%		29,452	31.4%		21,945	33.1%		23,330	31.7%

Gross profit	42,806	65.2%		58,559	70.3%		64,202	68.6%		44,303	66.9%		50,373	68.3%
Operating expenses:
Sales and marketing	16,887	25.7%		18,167	21.8%		22,704	24.2%		16,306	24.6%		22,011	29.9%
Research and development	10,519	16.0%		12,430	14.9%		14,663	15.7%		10,555	15.9%		14,512	19.7%
General and administrative	11,983	18.3%		14,888	17.9%		11,587	12.4%		8,630	13.0%		11,249	15.3%
Change in fair value of contingent consideration	—	0.0%		—	0.0%		—	0.0%		—	0.0%		885	1.2%

Total operating expenses	39,389	60.0%		45,485	54.6%		48,954	52.3%		35,491	53.6%		48,657	66.0%

Income from operations	3,417	5.2%		13,074	15.7%		15,248	16.3%		8,812	13.3%		1,716	2.3%
Interest income	1,714	2.6%		1,180	1.4%		127	0.1%		109	0.2%		73	0.1%
Interest expense	(285)	(0.4%	)	(855)	(1.0%	)	(855)	(0.9%	)	(641)	(1.0%	)	(214)	(0.3%	)
Other income (expense), net	(233)	(0.4%	)	545	0.7%		(73)	(0.1%	)	(74)	(0.1%	)	2	0.0%
Gain on sale-leaseback of building	—	0.0%		—	0.0%		—	0.0%		—	0.0%		1,689	2.3%

Income before income taxes	4,613	7.0%		13,944	16.7%		14,447	15.4%		8,206	12.4%		3,266	4.4%
Benefit (provision) for income taxes	21,126	32.2%		(6,510)	(7.8%	)	(6,788)	(7.2%	)	(4,050)	(6.1%	)	(2,142)	(2.9%	)

Net income	25,739	39.2%		7,434	8.9%		7,659	8.2%		4,156	6.3%		1,124	1.5%

Critical accounting policies and estimates

Our management's discussion and analysis of financial condition and results of operations is based upon our financial statements and notes to our financial statements, which were prepared in accordance with GAAP. The preparation of the financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, stock-based compensation, sales tax accrual, the build-out of our San Mateo facility, accounting for business combinations and the provision for income taxes. We base our estimates and judgments on our historical experience, knowledge of factors affecting our business and our belief as to what could occur in the future considering available information and assumptions that are believed to be reasonable under the circumstances.

The accounting estimates we use in the preparation of our financial statements will change as new events occur, more experience is acquired, additional information is obtained and our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to our financial statements. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty and actual results could differ materially from the amounts reported based on these estimates.

While our significant accounting policies are more fully described in Note 2 of our financial statements included elsewhere in this prospectus, we believe the following reflect our critical accounting policies and our more significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition and deferred revenue

Revenue is recognized only when:

•
there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party;

•
delivery has occurred or services have been rendered;

•
the price is fixed or determinable after evaluating the risk of concession; and

•
collectability is probable and/or reasonably assured based on customer creditworthiness and past history of collection.

Determining whether and when some of these criteria have been satisfied often involves judgments that can have a significant impact on the timing and amount of revenue we report. For example, our assessment of the likelihood of collection is a critical element in determining the timing of revenue recognition. If we do not believe that collection is probable and/or reasonably assured, revenue will be deferred until cash is received.

In October 2009, the FASB amended the accounting guidance for multiple deliverable revenue arrangements to:

•
provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated and how the consideration should be allocated;

•
require an entity to allocate revenue in an arrangement using best evidence of selling price, or BESP, if a vendor does not have vendor specific evidence, or VSOE, of fair value or third party evidence, or TPE, of fair value; and

•
eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We elected to early adopt this accounting guidance for all contracts signed or materially modified on or after January 1, 2009. We expect that this new accounting guidance will better align revenue recognition with the delivery of services. Under the new guidance, if we cannot establish VSOE of fair value, we then determine if we can establish TPE of fair value. TPE is determined based on competitor prices for similar deliverables when sold separately. Our services differ significantly from those of our peers and our offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality cannot generally be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, we are typically not able to determine TPE.

If both VSOE and TPE do not exist, we then use BESP to establish fair value and to allocate total consideration to each element in the arrangement and consideration related to each element is then recognized as each element is delivered. Any discount or premium inherent in the arrangement is allocated to each element in the arrangement based on the relative fair value of each element.

The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for a product or service by considering multiple factors including an analysis of recent stand-alone sales of that product, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. As these factors are mostly subjective, the determination of BESP requires significant judgment. If we had chosen different values for BESP, our revenue and deferred revenue could have been materially different.

We regularly review VSOE, TPE and BESP and maintain internal controls over the establishment and updates of these estimates. There were no material impacts during the nine months ended September 30, 2010 nor do we currently expect a material impact in the near term from changes in VSOE, TPE, or BESP.

Net revenue as reported and pro forma net revenue that would have been reported during the year ended December 31, 2009, had we not adopted the new guidance, is shown in the following table (in thousands):

	As reported	Pro forma basis (as if previous guidance was in effect)
Total revenues	$93,654	$91,595

For contracts that were signed prior to January 1, 2009 that were not materially modified after January 1, 2009, we use and will continue to use the prior revenue recognition guidance. Under this guidance, if VSOE or TPE of fair value exists for the last undelivered element, we apply the residual method whereby only the fair value of the undelivered element is deferred and the remaining residual fee is recognized when delivered. If VSOE or TPE of fair value does not exist for the last undelivered element, the entire fee is deferred and recognized over the period of delivery of the last undelivered element. As of December 31, 2009, we expect that approximately $18.0 million of deferred revenue will continue to be recognized under old rules and that the majority of this amount will be recognized during 2010.

Stock-based compensation

The following table summarizes stock-based compensation charges for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010 (in thousands):

	Years ended December 31,			Nine months ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Employee stock-based compensation expense	$1,782	$3,641	$4,760	$3,500	$4,370
Amortization of deferred employee stock-based compensation	221	132	14	14	—
Stock-based compensation associated with outstanding repriced options	1,184	(153)	(240)	(191)	334

Total stock-based compensation	$3,187	$3,620	$4,534	$3,323	$4,704

For options and restricted stock units, or RSUs, granted on or after January 1, 2006, stock-based compensation is measured at grant date based on the fair value of the award and is expensed on a straight-line basis over the requisite service period. For options granted prior to January 1, 2006, we continue to recognize compensation expense on the remaining unvested awards under the intrinsic value method unless such grants are materially modified.

We considered the fair value of our common stock and the exercise price of the grant as variables in the Black-Scholes option pricing model to determine employee stock-based compensation. This model requires the input of assumptions on each grant date, some of which are highly subjective, including the expected term of the option, expected stock price volatility and expected forfeitures.

We determined the expected term of our options based upon historical exercises, post-vesting cancellations and the contractual term of the option. We concluded that it was not practicable to calculate the volatility of our share price due to the fact that our securities are not publicly traded and therefore there is no readily determinable market value for our stock. Therefore, we based expected volatility on the historical volatility of a peer group of publicly traded entities for the same expected term of our options. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us. In this latter case, more suitable entities whose share prices are publicly available would be utilized in the calculation. We based the risk-free rate for the expected term of the option on the U.S. Treasury Constant Maturity Rate as of the grant date. We determined the forfeiture rate based upon our historical experience with pre-vesting option cancellations. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock-based compensation expense, net loss and net loss per share amounts could have been materially different.

Certain employees have received grants for which the ultimate number of shares that will be subject to vesting is dependent upon the achievement of certain financial targets for the year. Such determination is not made until the grant's vesting determination date which is the date our audited financial statements are available. The grant is initially recorded for that number of shares that is most likely to be subject to vesting based on available financial forecasts as of the date of grant. This amount is adjusted on a quarterly basis as new financial forecasts become available. Stock-based compensation expense for these grants is recorded over the requisite service period, generally four years. Such options generally vest ratably for 36 months from the vesting determination date.

Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•
company performance, our growth rate and financial condition at the approximate time of the option grant;

•
the value of companies that we consider peers based on a number of factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors;

•
changes in the company and our prospects since the last time the board approved option grants and made a determination of fair value;

•
amounts recently paid by investors for our common stock in arm's-length transactions with stockholders;

•
the rights, preferences and privileges of preferred stock relative to those of our common stock;

•
the likelihood of achieving a liquidity event, such as an initial public offering or sale of all or a portion of the company;

•
future financial projections; and

•
valuations completed near the time of the grant.

From December 31, 2007 through December 31, 2009, we prepared valuations on at least an annual basis in a manner consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Since December 31, 2009, we have prepared these valuations on a semi-annual basis. These valuations used a probability-weighted combination of a market-comparable approach and an income approach and were used to estimate our aggregate enterprise value at each valuation date. The market-comparable approach estimates the fair market value of a company by applying market multiples of publicly-traded firms in the same or similar lines of business to the results and projected results of the company being valued. When choosing the market-comparable companies to be used for the market-comparable approach, we focused on companies operating within the healthcare information technology space. The comparable companies remained largely unchanged during the valuation process. The income approach involves applying an appropriate risk-adjusted discount rate to projected debt free cash flows, based on forecasted revenue and costs.

We prepared financial forecasts for each valuation report date used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts were based on assumed revenue growth rates that took into account our past experience and contemporaneous future expectations. The risks associated with achieving these forecasts were assessed in selecting the appropriate cost of capital, which was 20%.

If different comparable companies had been used, the market multiples and resulting estimates of the fair value of our stock would have been different. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenue and costs. The financial forecasts used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates. If different discount rates or other assumptions had been used, the valuations could have been materially different.

As an additional indicator of fair value, we considered the pricing of all sales of our common stock for transactions occurring near the respective valuation dates. During the year ended December 31, 2009, a number of investors purchased, or attempted to purchase shares from employees, former employees and other stockholders. In some instances, we exercised our right of first refusal with regard to such proposed purchases and, accordingly, purchased the shares for the price proposed by these investors. In other instances, we chose not to exercise our right of first refusal and permitted these investors to complete the transactions with the sellers on the terms disclosed to us.

Also, in December 2007 and again in June 2009, we offered to repurchase a limited number of shares of our common stock at the then fair value. In December 2007, we allowed only holders of common stock who were not current employees and certain preferred stockholders to participate. In June 2009, we allowed only employees with five years or more of tenure to participate.

In addition, we also considered in our determination of fair value that in December 2007 we issued 3.8 million shares of common stock to a single accredited investor for an aggregate price of $40.0 million.

While these transactions were not consummated in a highly liquid market, we do believe that the transactions provide an additional indicator of fair value based on the volume and number of buyers. These transaction prices have indicated, as additional support to our valuation analyses, that we have not historically determined fair market values below the indications of value for transactions in our common stock.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock. We have reviewed key factors and events between each date below and have determined that the combination of the factors and events described above reflect a true measurement of the fair value of our common stock over an extended period of time and believe that the fair value of our common stock is appropriately reflected in the chart below.

Date of grant	Options granted	Exercise price	Fair value per share	Grant date fair value
	(In thousands)			(In thousands)
February 11, 2009	68	$12.11	$12.11	$376
March 2, 2009	858	$12.11	$12.11	$4,674
May 8, 2009	301	$12.11	$12.11	$1,593
August 6, 2009	111	$12.11	$12.11	$540
December 17, 2009	980	$10.17	$10.17	$4,692
February 3, 2010	97	$10.17	$10.17	$372
August 25, 2010	452	$13.36	$13.36	$2,699
October 28, 2010	478	$13.36	$13.36	$2,799
November 12, 2010	8	$13.36	$13.36	$50
December 22, 2010	715	$13.99	$13.99	$3,533

As of September 30, 2010, the aggregate fair value of outstanding vested and unvested options was $48.5 million and $29.1 million, respectively, based on an assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

We performed annual retrospective valuations of our common stock as of December 31, 2003, 2004, 2005 and 2006 and determined that some grants were made with exercise prices that were below the fair value of our common stock at the date of grant. For the years ended December 31, 2004 and 2005, we recorded a total of $1.2 million of deferred stock-based compensation for the difference between the reassessed fair value of our common stock and the amount that the employee must pay to acquire the stock. We amortized this deferred stock-based compensation using the straight-line method over the vesting periods of the stock options, which is generally four years. Deferred stock-based compensation recorded as expense was $221,000, $152,000 and $14,000 during the years ended December 31, 2007, 2008 and 2009, respectively. At December 31, 2009, all deferred stock-based compensation had been fully amortized.

Discussion of specific valuation inputs from January 2009 through December 2010

February 11, 2009, March 2, 2009, May 8, 2009 and August 6, 2009.    On these dates, our board of directors determined a fair value of our common stock of $12.11 per share based on a valuation report as of December 31, 2008 and evidence from a recent tender offer for our common stock at a price of $12.11 per share on June 1, 2009. We also considered that in April 2008, we filed a registration statement on Form S-1, but that due to the economic conditions in the U.S. equity markets toward the end of 2008, we withdrew our registration statement in December 2008.

The valuation used a risk-adjusted discount rate of 20%, a non-marketability discount of 34% and an estimated time to an initial public offering of two years. The expected outcomes were weighted 100% toward remaining a private company. This valuation indicated a fair value of $12.11 per share for our common stock as of December 31, 2008.

We also considered the fact that on June 1, 2009, we repurchased 0.6 million shares at $12.11 per share from 52 existing employees for an aggregate $5.8 million pursuant to a tender offer. The tender offer was made to existing employees with five or more years of tenure as of June 1, 2009 to repurchase up to 15.8% of their stock holdings. A total of 52 employees out of an eligible 59 employees elected to participate.

We determined to set the fair value of our common stock at $12.11 per share based on these factors for all four grant dates during this period because it was supported by the valuation we received in December 2008 and by the tender offer in June 2009. During the period covered by these options grants of February 2009 to August 2009, there were no events specific to our company that would indicate that the fair value of our common stock would have materially changed.

December 17, 2009 and February 3, 2010.    On these dates, our board of directors determined a fair value of our common stock of $10.17 per share based upon a valuation report as of December 15, 2009, evidence from a tender offer to current employees on June 1, 2009 and the price at which multiple investors purchased, or attempted to purchase shares from employees, former employees and other stockholders during the fourth quarter of 2009 and the first quarter of 2010.

The valuation used a risk-adjusted discount rate of 20%, a non-marketability discount of 21% and an estimated time to an initial public offering of 12 months. The expected outcomes were weighted 100% toward remaining a private company. This valuation indicated a fair value of $10.17 per share for our common stock as of December 15, 2009.

In addition, we considered that between November 2009 and January 2010, 12 individuals, including current employees, former employees, and former directors, entered into binding agreements to sell common stock held by them to one of three different accredited investors. Certain of these agreements contained provisions in which the investor would share 20% of the proceeds in excess of $22.26 per share upon the ultimate disposition of such shares above $22.26 per share. The total number of shares involved was over 1.5 million and the contracted prices ranged from $6.42 to $9.54. In certain instances, we elected to exercise our right of first refusal by purchasing the shares from these individuals at contracted prices ranging from $6.42 to $9.89 per share. During the three months ended December 31, 2009, we exercised our right of first refusal to repurchase 0.2 million shares for an aggregate purchase price of $2.1 million. During the nine months ended September 30, 2010, we exercised our right of first refusal for an additional 0.2 million shares at contracted prices ranging from $6.42 to $9.89 for an aggregate purchase price of $2.1 million.

We determined to set the fair value of our common stock at $10.17 per share based on these factors for these two grant dates during this period because it was supported by the valuation as of December 15, 2009 and by several recent sales of our common stock.

August 25, 2010, October 28, 2010 and November 11, 2010.    On these dates, our board of directors determined a fair value of our common stock of $13.36 per share based upon a valuation report as of August 20, 2010 and based on a preliminary indication of valuation discussed with our underwriters.

December 22, 2010.    On this date, our board of directors determined a fair value of our common stock of $13.99.

The valuation used a risk-adjusted discount rate of 25% and a non-marketability discount of 10%. We used a probability weighted expected return method with the expected outcomes weighted 80% toward a liquidity exit event within nine months and 20% toward remaining a private company. This valuation indicated a fair value of $13.36 per share for our common stock as of August 20, 2010.

Sales tax accrual

Prior to 2008, we neither charged nor remitted sales tax on any of our sales. We recorded expense of $0.8 million and $0.2 million related to uncollected and unremitted sales tax including estimated penalties and interest of $0.2 million and $22,000 for the years ended December 31, 2007 and 2008, respectively. The expense related to sales tax was recorded as cost of revenue and the expense related to penalties and interest was recorded as other income (expense), net.

The liability for uncollected and unremitted sales tax, including penalties and interest, was $0.3 million and $0 as of December 31, 2008 and 2009, respectively.

These estimates were based on highly subjective factors including the following:

•
in which states we have nexus for sales tax purposes;

•
the potential penalty and interest that would be charged by each state;

•
whether certain of our products would be considered subject to sales tax and in which states; and

•
the treatment of multiple element arrangements where only some of the items in the arrangement are subject to sales tax.

In late 2007, we hired a consulting firm to assist us in determining the manner in which our products would be taxed in the various states in which we have nexus. This same consulting firm sent anonymous letters on our behalf to the states in which we had determined we had nexus as of that date indicating our desire to enter into Voluntary Disclosure Agreements, or VDAs, with each of these states. All of the responses we received from the states where we had taxable sales included certain reductions that the state would agree to make to the amount owed such as waiving penalties or setting a later start date for our liability. These adjustments were subject to certain contingencies, such as submission of a detailed schedule of taxes due and full payment of the amount owed.

We adjusted our prior estimate of the liability as of December 31, 2007 of $2.6 million by reversing sales tax of $0.8 million and interest and penalties of $0.5 million during the year ended December 31, 2008, to reflect the manner in which our products would be taxed in each of the states in which we had nexus and to reflect written confirmation of the states' agreements to reduce the liabilities.

As of December 31, 2009, we have complied with all VDAs and have begun collecting and remitting sales tax in all states in which we have nexus.

Build-out of our San Mateo facility

In April 2007, we began a build-out of existing office space at our San Mateo facility. During 2007, we spent $4.0 million in construction costs for this facility. Of these expenditures, $2.7 million were reimbursed by our landlord as dictated by the terms of our lease.

When we signed the lease, the construction of the space we would lease was unfinished. There was no heating, ventilation or air conditioning, no plumbing or electricity, no networking capability and no internal walls or offices. As such, the space was not capable of being occupied by any lessee. We concluded that under GAAP, we should be considered the owner of the construction project for two reasons:

•
Under the lease agreement, we were responsible for any cost overruns, to make the building ready for occupancy. Per GAAP, if a lessee's guarantee exceeds 90% of the total project costs it should be considered the owner of the project. A lessee's unlimited obligation to cover costs over a certain amount would result in our maximum guarantee to be in excess of 90% of the total project costs. Under GAAP, the probability of the lessee having to make such payments should not be considered in performing the maximum guarantee test.

•
Per GAAP, regardless of the 90% test discussed above, a lessee should be considered the owner of a construction project if the lessee is responsible for paying directly any cost of the project other than normal tenant improvements. Normal tenant improvements exclude costs of structural elements of the project and any equipment that would be a necessary improvement for any lessee. Under the lease agreement, we were responsible for direct payment to the contractor for completing construction of the leased space.

Therefore, we have capitalized the fair value of the unfinished portion of the building that we occupy of $17.6 million with a corresponding credit to financing liability pursuant to the financing method under GAAP. The fair value was determined as of May 2007 using an average of the sales comparison and income approaches. In addition, we capitalized $4.0 million in construction costs to complete the space. Each major construction element has been capitalized and is being depreciated over its useful life. The reimbursement from the sublandlord of $2.7 million has also been recorded as a liability as of December 31, 2007. The total amount recorded as a financing liability was $20.3 million.

Subsequent to the completion of construction, we did not qualify for sale-leaseback accounting under GAAP because of a provision in the lease which constituted continuing involvement. There was a requirement to issue the sublandlord a letter of credit in lieu of a cash security deposit. Our bank required us to maintain a restricted deposit at least equal to the amount of the letter of credit. Under GAAP, providing collateral on behalf of the buyer-lessor, including a collateralized letter of credit, constitutes continuing involvement. Further, a financial institution's right of offset against any amounts on deposit against a letter of credit constitutes collateral. Therefore, we expect the building to remain on our books throughout the term of the lease or until we no longer have continuing involvement. Interest expense on the financing obligation is recorded over the term of the obligation.

Because we are considered the owner of the building for accounting purposes, the building is being depreciated on a straight-line basis over its useful life which we determined to be 40 years. We determined that certain improvements, including plumbing, electrical, wiring, concrete, structural steel, carpentry, ceiling, fire sprinklers and heating and air conditioning have a weighted average life of 29 years.

In April 2010, we modified the terms of the building lease. Under the terms of the modified lease, the letter of credit was replaced with a cash security deposit. This provision allowed us to qualify for sale-leaseback accounting and to begin accounting for the lease as an operating lease. In connection with the sale-leaseback of the building we wrote off the remaining asset value of the building, related accumulated depreciation and the financing liability. As a result of these accounting transactions, we recorded a gain on sale-leaseback of $1.7 million. Since April 2010, the lease has been accounted for as an operating lease.

Accounting for business combinations

Intangible assets consist of purchased intellectual property acquired in transactions that were accounted for as business combinations under GAAP and are measured at fair value at the date of acquisition. We amortize all intangible assets on a straight-line basis over their expected lives. As of September 30, 2010, we had $6.0 million of intangible assets, net. We evaluate our intangible assets for impairment by assessing the recoverability of these assets whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such intangible assets may not be sufficient to support the net book value of such assets. An impairment is recognized in the period of identification to the extent the carrying amount of an asset exceeds the fair value of such asset. Based on our analysis, no impairment was recorded in fiscal year 2009 or during the nine months ended September 30, 2010.

Goodwill is currently our only indefinite-lived intangible asset. As of September 30, 2010, we had $10.7 million of goodwill. Goodwill is tested for impairment at the reporting unit level at least annually on September 30 of each calendar year or more often if events or changes in circumstances indicate the carrying value may not be recoverable. Based on this analysis, no impairment was recorded in fiscal year 2009 or during the nine months ended September 30, 2010. As of September 30, 2010, we have identified two reporting units. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Circumstances that could affect the valuation of goodwill include, among other things, a significant change in our business climate and buying habits of our customers along with increased costs to provide systems and technologies required to support the technology. We have assigned a portion of goodwill to each of our two reporting units. Based on our analysis in 2009, no impairment of goodwill was indicated. We have determined that a 10% change in our cash flow assumptions as of the date of our most recent goodwill impairment test would not have changed the outcome of the test.

Significant judgments are required in assessing impairment of goodwill and intangible assets include the identification of reporting units, identifying whether events or changes in circumstances require an impairment assessment, estimating future cash flows, determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value whether an impairment exists and if so the amount of that impairment.

When an acquisition includes a liability contingent consideration, this liability must be adjusted to its fair value each quarter, with changes in fair value recorded to operating expense. Management estimates the fair value of contingent consideration each quarter based on its most recent financial forecast. To the extent our forecast increases, the fair value of the contingent consideration will increase with change in fair value recorded to operating expense. Conversely, to the extent our forecast decreases, the fair value of the contingent consideration will decrease with change in fair value recorded as a reduction to operating expense.

Significant judgment is required in developing the assumptions required to determine the purchase price and in allocating that purchase price to the assets. If any of these assumptions were different, the amount recorded as goodwill, intangible assets and contingent consideration would have been different. The fair value of contingent consideration is likely to fluctuate as our marketing strategy evolves and as new market data becomes available.

In June 2009, we acquired certain intangible assets of Caretools, Inc. The acquisition was accounted for as a business combination under GAAP. Certain intangible assets acquired from Caretools will be used in our EHR product. Contingent consideration is calculated based on an estimate of royalties on revenue generated through June 2013 from the sale of products incorporating Caretools' technology. For the nine months ended September 30, 2010, we recorded an increase in the fair value of the contingent consideration for Caretools of $1.3 million. The change in the fair value of the contingent consideration was due to changes in discount periods as well as new estimates of revenue to be generated using the acquired technology. These new estimates were based on new information including the following events which occurred during the nine months ended September 30, 2010:

•
We filled several open engineering positions giving us more certainty regarding our ability to get a product to market in a timely manner.

•
We continued to obtain and conduct our own market research, which indicated an increase in the expected adoption rate of EHR among U.S. physicians.

•
We issued a press release stating our intention to enter the EHR market.

•
We established an internal timeline for beta testing of the new product.

•
We began initiatives to market the EHR product including a planned redesign of our ecommerce and support websites.

•
We increased our expected pricing for the product based on continued monitoring of competition, evolving trends in expected adoption rates among U.S. physicians, and our ability to release a product with more features and functionality than originally anticipated.

•
We signed contracts or letters of intent with several collaborative partners which will allow us to develop a more robust product with more features than originally anticipated. We expect that this will make us more competitive and increase the size and timing of our expected market penetration.

For the nine months ended September 30, 2010, we recorded a decrease in the fair value of the contingent consideration for MedCafe of $0.4 million. The change in the fair value of the contingent consideration was due to changes in discount periods as well as new estimates of revenue expected to be generated using the acquired technology. These new estimates were based on revised revenue and expense forecasts as a result of a delay in the launch of products using the acquired technology.

Valuation of deferred tax assets

Our deferred tax assets are comprised primarily of net operating loss carryforwards and research and development credits. At December 31, 2009, we had federal and state tax net operating loss carryforwards of $0.2 million and $12.4 million, respectively. The federal and state net operating losses will begin to expire in 2019 and 2013, respectively. At December 31, 2009, we had federal and state research tax credit carryforwards of $1.1 million and $1.0 million, respectively. The federal research credit carryforward begins to expire in 2026. The state research credit carryforwards do not expire. At December 31, 2009, we had federal alternative minimum tax, or AMT, credit carryforwards of $0.7 million. The federal AMT credits carryforwards do not expire.

A valuation allowance of $25.6 million at December 31, 2006 had been recorded to offset deferred tax assets as we were unable to conclude that it is more likely than not that such deferred tax assets will be realized. During the fourth quarter of 2007, we determined that it would be more likely than not that the cumulative net operating loss and other deferred tax benefits would be recoverable by us, creating a $21.1 million income tax benefit due to the deferred tax asset recorded on our balance sheet at the end of 2007. The determination of when to adjust the valuation allowance requires significant judgment on the part of management based on our historical experience, knowledge of current business factors and our belief of what could occur in the future. Although realization is not assured, we have concluded that it is more likely than not that the deferred tax assets at December 31, 2007 for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations based on the available positive and negative evidence, primarily our projected earnings. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if actual future earnings are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

The future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes. We have had two change of ownership events that limit the utilization of net operating loss and credit carryforwards. The change of ownership events occurred in September 1999 and August 2000. As a result, utilization of net operating loss and tax credits prior to the change of ownership events will be significantly limited. The limitation resulted in the expiration of unused federal net operating loss, state net operating loss and federal tax credit carryforwards of $4.3 million, $4.2 million and $0.1 million, respectively.

Results of operations

Nine months ended September 30, 2009 vs. September 30, 2010

The following table summarizes our results of operations for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2010 (in thousands):

	Nine months ended September 30,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2009	2010
	(unaudited)	(unaudited)
Total revenues, net	$66,248	$73,703	$7,455	11.3%
Total cost of revenues	21,945	23,330	1,385	6.3%

Gross profit	44,303	50,373	6,070	13.7%
Operating expenses:
Sales and marketing	16,306	22,011	5,705	35.0%
Research and development	10,555	14,512	3,957	37.5%
General and administrative	8,630	11,249	2,619	30.3%
Change in fair value of contingent consideration	—	885	885	*

Total operating expenses	35,491	48,657	13,166	37.1%

Income from operations	8,812	1,716	(7,096)	(80.5%)
Interest income	109	73	(36)	(33.0%)
Interest expense	(641)	(214)	427	(66.6%)
Other income (expense), net	(74)	2	76	*
Gain on sale-leaseback of building	—	1,689	1,689	*

Income before income taxes	8,206	3,266	(4,940)	(60.2%)
Provision for income taxes	(4,050)	(2,142)	1,908	(47.1%)

Net income	4,156	1,124	(3,032)	(73.0%)

*
not meaningful

Historically, we were organized as one segment. Beginning in 2010, we organized our operations into the following two principal segments: subscriptions and interactive services and electronic health records.

To date, we have not yet generated revenue from our EHR segment as our EHR product has not yet been launched. We do not allocate certain expenses to our segments that benefit both segments, such as stock-based compensation and certain general and administrative, marketing, and research and development expenses. These costs are reported as corporate expenses. The following table summarizes our operating results by segment for the nine months ended September 30, 2010 (in thousands):

	Nine months ended September 30, 2010
	Subscriptions and interactive services	Electronic health records	Corporate	Consolidated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total revenue, net	73,703	—	—	73,703
Cost of revenue	23,112	—	218 (1)	23,330

Gross profit	50,591	—	(218)	50,373
Sales and marketing	14,616	2,152	3,923	20,691
Research and development	8,374	2,697	2,203	13,274
General and administrative	—	—	9,321	9,321
Stock-based compensation expense	—	—	4,486	4,486
Change in fair value of contingent consideration	(392)	1,277	—	885

Income (loss) from operations	27,993	(6,126)	(20,151)	1,716

(1)
Employee stock based compensation charged to cost of revenue.

Revenues.    We generate revenue through the sale of subscriptions to our premium drug and clinical reference tools to healthcare professionals and by providing healthcare companies with interactive services to communicate with our network of users.

Subscriptions revenue.    The majority of healthcare professionals in our network use our free products and services and do not purchase any of our premium subscriptions. Subscription options include:

•
a subscription to one of three premium mobile products we offer that a user downloads to their mobile device;

•
a subscription to our premium online product or site licenses for access via the Internet on a desktop or laptop; and

•
license codes that can be redeemed for such mobile or online premium products.

Most commonly used on mobile devices at the point of care, our drug and clinical reference products help healthcare professionals make more informed prescribing decisions, enhance patient safety and improve practice productivity.

Subscriptions are recognized as revenue ratably over the term of the subscription as services are delivered. Billings for subscriptions occur in advance of services being performed; therefore these amounts are recorded as deferred revenue when billed. A license code allows a holder to redeem the code for a subscription. Typically, license codes must be redeemed within six months to one year of issuance. When a license code is redeemed for a mobile subscription, revenue is recognized ratably over the term of the subscription. If a license code expires before it is redeemed, revenue is recognized upon expiration.

Interactive services revenue.    Our interactive services include:

•
DocAlert clinical messaging.    DocAlert messages are short clinical alerts delivered to our users when they connect with Epocrates' databases to receive updated content. The majority of these DocAlert messages are not sponsored and include useful information for recipients such as new clinical studies, practice management information and industry guidelines. The balance of DocAlert messages are sponsored by our clients. These messages serve as a vehicle to communicate key scientific and medical information to clinicians as a way to keep them informed. We work with clients to ensure that their messages are clinically relevant and of interest to our user network. All sponsored messages are clearly marked as such and subject to review by our editorial team. Each sponsored message is available to users for four weeks and are targeted to all or a subset of physicians to increase the value and relevance to recipients. Clients contract with us to publish an agreed upon number of DocAlert messages over the contract period, typically one year.

•
Virtual Representative Services.    Our Virtual Representative Services, including drug detailing, sampling, patient literature delivery and the ability to contact drug manufacturers, are designed to supplement, and in some cases replicate, the activities of pharmaceutical sales representatives. Our pharmaceutical clients contract with us to make one or more of these services available to its users for a period of time, typically one year.

•
Epocrates market research programs.    We recruit healthcare professionals to participate in market research activities. Participants can share valuable insights and earn cash honoraria. Concurrently, this service offers market research specialists, marketers and investors the opportunity to survey their target audience. Customers contract with us and pay a fee to us for access to a targeted group of our users whom they wish to survey. We pay a portion of this fee to the survey participants to induce them to participate. Upon completion of the survey, which typically runs for approximately one month, we bill the customer the entire amount due. We have concluded that we act as the primary obligor. Accordingly, we recognize the entire fee paid by our customers as revenue upon confirmation of completion of the survey, and the compensation paid by us to survey participants is recorded as a cost of revenue when earned by the participant.

•
Formulary hosting.    Healthcare professionals have the option to download health plan formulary lists for their geographic area or patient demographic at no cost. Clients, usually health insurance providers, contract with us to host their formulary and make it available to our users for a one to three year period.

•
Mobile resource centers.    This educational service allows healthcare professionals to stay current on clinical developments for a variety of disease conditions and topics. Typically sponsored by a pharmaceutical company for a year at a time, each resource center is developed in conjunction with a key opinion leader for that specific disease or condition.

We often enter into multiple element arrangements that contain various combinations of services from the above described subscriptions and interactive services. Typically, clients are billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Because billings for sponsored content typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized over the contracted term as delivery occurs. Each element typically has a delivery period of one year, but the various elements may or may not be delivered concurrently.

The following is a breakdown of net revenue from subscriptions and interactive services for the nine months ended September 30, 2009 and 2010 (in thousands):

	Nine months ended September 30,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2009	2010
	(unaudited)	(unaudited)
Subscriptions	$13,766	$17,315	$3,549	25.8%
Interactive services	52,482	56,388	3,906	7.4%

	$66,248	$73,703	$7,455	11.3%

Total net revenues increased $7.5 million, or 11%, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Subscription revenue increased $3.5 million, or 26%, and interactive services increased $3.9 million, or 7%.

Of the $3.5 million increase in subscription revenue, $2.4 million was due to a large number of license code expirations during the nine months ended September 30, 2010 and the remainder was due to an increase in paid subscription revenue from iPhone users. A license code allows a holder to redeem the code for a subscription. Typically, license codes must be redeemed within six months to one year of issuance. When a license code is redeemed for a mobile subscription, revenue is recognized ratably over the term of the subscription. If a license code expires before it is redeemed, revenue is recognized upon expiration. List prices for our subscription products did not change during 2010. We expect the percentage of users who pay for a subscription to continue to decrease. As a result, we expect revenue from subscriptions to our premium products to decrease as a percentage of total revenue in the future.

As of September 30, 2010, our worldwide user network consisted of over one million healthcare professionals. Maintaining this large user network of U.S. physicians is important because it will be a key driver of interactive services revenue growth over the long-term. The number of users who are U.S. physicians increased approximately 13% from approximately 260,000 at September 30, 2009 to almost 300,000 at September 30, 2010. This high growth rate was due to rapid iPhone adoption by physicians. We do not expect our network of users to continue to increase at a similar rate.

A key focus of our business during 2010 and beyond is to strengthen and maintain our user network and generate revenue from our interactive services. We intend to devote significant resources to enhancing the clinical functionality of our free offerings and more actively focus our marketing efforts on increasing awareness and adoption of these products and services. We expect the percentage of users who purchase a premium subscription to decrease during 2010 and beyond. As a result, we expect revenues from subscriptions to our premium products to decrease as a percentage of total revenue in the future.

The $3.9 million increase in interactive services revenue was driven by $1.1 million of new Virtual Representative services which were launched in the first quarter of 2010, with the remainder due to growth of DocAlert clinical messaging services. Most of the increase in DocAlert clinical messaging services was due to an increase in the number of contracts fulfilled during the nine months ended September 30, 2010 as the average price per contract was similar to the nine months ended September 30, 2009.

Historically, our interactive services revenue and particularly our clinical messaging revenues have grown at a much faster rate than subscriptions. We expect this trend to continue as the use of electronic services as a medium to communicate with healthcare providers continues to gain acceptance within the pharmaceutical industry. In addition, we introduced new services late in 2009 and plan to introduce new services in 2010, which we expect will also drive continued growth in interactive services revenue.

Cost of revenues.    Cost of revenues consists of the costs related to providing services to customers. These costs include salaries and related personnel expenses, stock-based compensation, service support costs, payments to participants in market research surveys we conduct for our customers, third party royalties and allocated overhead.

Much of the content in our premium drug and reference products is licensed from third parties. Royalty costs consist of fees that we pay to branded content owners for the use of their intellectual property. Contracts with certain licensors include minimum guaranteed royalty payments, which are payable regardless of ultimate sales. Additional royalties may be due based on sales. We record these minimum payments as cost of revenue when incurred.

We allocate overhead expenses such as rent, occupancy charges and information technology costs to all departments based on headcount. As a result, such expenses are reflected in costs of revenues, as well as in the research and development, sales and marketing and general and administrative expense categories. Depreciation and amortization expense is also allocated to cost of revenues.

The following is a breakdown of cost of revenue related to subscriptions and interactive services for the nine months ended September 30, 2009 and 2010 (in thousands):

	Nine months ended September 30,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2009	2010
	(unaudited)	(unaudited)
Subscriptions	$5,091	$4,819	$(272)	(5.3%)
Interactive Services	16,854	18,511	1,657	9.8%

	$21,945	$23,330	$1,385	6.3%

Cost of subscription revenue as a percentage of subscription revenue was 37% and 28% for the nine months ended September 30, 2009 and 2010, respectively. This decrease was due to the fact that subscription cost of revenue remained flat while subscription revenue increased due to the expiration of license codes as discussed in "—Results of Operations—Subscription Revenue." In the short term, we expect that cost of subscription revenue will increase.

Cost of interactive services increased $1.7 million for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, which was primarily due to $0.6 million in outside consulting services and a $0.6 million increase in the amortization of intangible assets. Cost of interactive services revenue as a percentage of interactive service revenue was 32% and 33% for the nine months ended September 30, 2009 and 2010, respectively. In the short term, we expect that the cost of interactive services revenue will increase.

Sales and marketing expense.    Sales and marketing expense consists primarily of salaries and related personnel expenses, sales commissions, stock-based compensation, trade show expenses, promotional expenses, public relations expenses and allocated overhead. Commissions are expensed upon collection of customer invoices.

Sales and marketing expense increased $5.7 million, or 35%, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. This increase was primarily due to increased salary and other personnel costs for additional headcount to support corporate marketing efforts of $2.9 million, increased consulting costs to support the launch of our EHR product of

$1.2 million, increased salary and other personnel costs to support the launch of our EHR product of $0.9 million and increased stock-based compensation of $0.4 million. Sales and marketing expense as a percentage of total net revenue for the nine months ended September 30, 2009 and 2010 was 25% and 30%, respectively. We expect sales and marketing expense to continue to increase.

Research and development expense.    Research and development expense consists primarily of salaries and related personnel expenses, stock-based compensation, allocated overhead, consultant fees and expenses related to the design, development, testing and enhancements of our services.

Research and development expense increased $4.0 million, or 38%, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. This increase was primarily due to increased salary and other personnel costs to support the development of our EHR product of $1.9 million, increased consulting costs to support the development of our EHR product of $0.7 million and an increase in stock-based compensation of $0.6 million. Research and development expense as a percentage of total net revenue for the nine months ended September 30, 2009 and 2010 was 16% and 20%, respectively. We expect research and development expense to increase as we continue to develop new services.

General and administrative expense.    General and administrative expense consists primarily of salaries and related personnel expenses, stock-based compensation, consulting, audit fees, legal fees, allocated overhead and other general corporate expenses.

General and administrative expense increased $2.6 million, or 30%, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. This increase was primarily due to increased salary and other personnel expenses of $1.1 million, an increase in stock-based compensation of $0.3 million, increased recruiting costs of $0.3 million and increased audit and tax fees of $0.2 million. General and administrative expense as a percentage of total net revenue for the nine months ended September 30, 2009 and 2010 was 13% and 15%, respectively. We expect general and administrative expense to increase due to significant costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company.

Change in fair value of contingent consideration.    We acquired certain intangible assets of Caretools, Inc., in June 2009 and of MedCafe Inc., in February 2010. These acquisitions were accounted for as business combinations under GAAP. For the nine months ended September 30, 2010, we recorded contingent consideration expense of $1.3 million related to revaluing the contingent consideration liability for Caretools to its fair value as of September 30, 2010. The change in the fair value of the contingent consideration was due to changes in discount periods as well as new estimates of revenue expected to be generated using Caretools technology. Also during the nine months ended September 30, 2010, we recorded a reduction to contingent consideration expense of $0.4 million related to revaluing the contingent consideration liability for MedCafe to its fair value as of September 30, 2010. The change in the fair value of the contingent consideration was due to changes in discount periods as well as new estimates of revenue expected to be generated using MedCafe technology. We have not yet made any contingent payments to the sellers and do not expect to begin making significant payments until 2011. To the extent we are successful in developing and then successfully launching our new products using the acquired companies' technology, we will record additional contingent consideration expense. Conversely, to the extent we are not successful in developing and then successfully launching our new products using the acquired companies' technology, we will record a reduction to contingent consideration expense.

Interest income.    Interest income was essentially flat for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009. Although average cash and short-term investment balances increased during the nine months ended September 30, 2010, the continued decline in prevailing interest rates in 2010 compared to 2009 resulted in a slight decrease in interest income.

Interest expense.    We incurred interest expense of $0.2 million for the nine months ended September 30, 2010 compared to $0.6 million for the nine months ended September 30, 2009. Interest expense relates to rent payments on our San Mateo facility which we capitalized as discussed in "Critical accounting policies and estimates—Build-out of the San Mateo facility" above. Interest expense decreased during the nine months ended September 30, 2010 due to a sale-leaseback of our San Mateo facility also discussed above.

Provision for income taxes.    We incurred a provision for income taxes of $2.1 million for the nine months ended September 30, 2010 compared to a provision for income taxes of $4.1 million for the nine months ended September 30, 2009. We estimate that our effective tax rate for 2010 will be 58% compared to 47% for 2009. This rate is driven primarily by pretax book income which we expect will be lower in 2010 compared to 2009 coupled with the fact that we must still provide for income tax on approximately $2.6 million of stock-based compensation related to incentive stock options, or ISOs. GAAP does not allow us to record a benefit on incentive stock options unless and until there is a disqualifying disposition of the stock. In addition, California amended its tax law effective 2011 lowering the amount of income that is subject to tax in California for certain California corporations. As a result, our deferred tax assets in California had to be written down which drove up the overall effective rate.

Years ended December 31, 2008 vs. December 31, 2009

The following table summarizes our results of operations for the year ended December 31, 2009 compared to the year ended December 31, 2008 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2008	2009
Total revenues, net	$83,345	$93,654	$10,309	12.4%
Total cost of revenues	24,786	29,452	4,666	18.8%

Gross profit	58,559	64,202	5,643	9.6%
Operating expenses:
Sales and marketing	18,167	22,704	4,537	25.0%
Research and development	12,430	14,663	2,233	18.0%
General and administrative	14,888	11,587	(3,301)	(22.2%	)

Total operating expenses	45,485	48,954	3,469	7.6%

Income from operations	13,074	15,248	2,174	16.6%
Interest income	1,180	127	(1,053)	(89.2%	)
Interest expense	(855)	(855)	—	—
Other income (expense), net	545	(73)	(618)	*
Income before income taxes	13,944	14,447	503	3.6%
Provision for income taxes	(6,510)	(6,788)	(278)	4.3%

Net income	7,434	7,659	225	3.0%

*
not meaningful

Revenues.    The following is a breakdown of net revenue from subscriptions and interactive services for the years ended December 31, 2008 and 2009 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2008	2009
Subscriptions	$20,099	$19,001	$(1,098)	(5.5%	)
Interactive services	63,246	74,653	11,407	18.0%

	$83,345	$93,654	$10,309	12.4%

Total net revenues increased $10.3 million, or 12%, in 2009 compared to 2008. Subscription revenue decreased $1.1 million, or 6%, and interactive services revenue increased $11.4 million, or 18%. Total revenues were $2.1 million higher than they would have been had we not early adopted new revenue accounting guidance for contracts signed or materially modified on or after January 1, 2009, as discussed in "Critical accounting policies and estimates—Revenue recognition and deferred revenue" above.

The $1.1 million decrease in subscription revenue was due entirely to a decrease in the number of users with subscriptions to our premium products. List prices for our subscription products did not change during 2009 compared to 2008. The majority of healthcare professionals in our network use our free drug reference tool, and do not purchase any of our premium subscriptions. Users who paid for a subscription represented 16%, and 12% of total active subscribers as of December 31, 2008, and December 31, 2009, respectively.

As of December 31, 2009, our user network consisted of over 850,000 healthcare professionals. Maintaining and strengthening this large user network is important because it will be a key driver of interactive services revenue growth over the long-term. The number of users who are U.S. physicians increased approximately 17% from approximately 235,000 at December 31, 2008 to approximately 275,000 at December 31, 2009. This growth was largely due to the wide adoption of our product on the iPhone platform which was made available in July 2008.

The $11.4 million increase in interactive services revenue was driven by a $4.4 million increase in our DocAlert clinical messaging services, a $2.9 million increase in revenue from Formulary hosting services, a $1.9 million increase in revenue from Epocrates market research services and a $2.0 million increase in revenue from mobile resource centers.

Of the $5.4 million increase in DocAlert clinical messaging services revenue, $1.5 million represents revenue that we would not have recognized had we not early adopted new revenue accounting guidance for contracts signed or materially modified on or after January 1, 2009, as discussed in "Critical accounting policies and estimates—Revenue recognition and deferred revenue" above. The remainder of the increase was driven by a 31% increase in the number of contracts in process during 2009 compared to 2008 offset by a 13% decrease in revenue recognized per contract in process. Of the $2.9 million increase in formulary hosting services revenue $0.3 million was due to the adoption of the new revenue recognition guidance discussed in "Critical accounting policies and estimates—Revenue recognition and deferred revenue" above. The remainder of the increase was driven by a 14% increase in the number of contracts in process during 2009 compared to 2008 and a 51% increase in revenue recognized per contract in process. The entire $2.0 million increase in revenue from mobile resource centers was due to the fact that mobile resource centers launched late in 2008 and only generated $0.3 million of revenue in 2008. The $1.9 million increase in Epocrates market research revenue was due to a 10% increase in the number of contracts in process during 2009 compared to 2008.

Cost of revenues.    The following is a breakdown of cost of revenue related to subscriptions and interactive services for the years ended December 31, 2008 and 2009 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2008	2009
Subscriptions	$5,558	$6,558	$1,000	18.0%
Interactive services	19,228	22,894	3,666	19.1%

	$24,786	$29,452	$4,666	18.8%

Cost of subscription revenue increased $1.0 million, or 18%, in 2009 compared to 2008. This increase was due primarily to an increase in third party royalty costs. Cost of subscription revenue as a percentage of subscription revenue was 28% and 35% in 2008 and 2009, respectively.

Cost of interactive service revenue increased $3.7 million, or 19%, for 2009 compared to 2008. This increase was primarily due to increased costs for customer support personnel of $1.5 million, increased compensation paid to participants in our market research programs of $0.9 million, and third-party consulting costs of $0.8 million. Cost of interactive services revenue as a percentage of interactive service revenue was 30% and 31% in 2008 and 2009, respectively. In the short term, we expect that cost of interactive services revenue will increase.

Sales and marketing expense.    Sales and marketing expense increased $4.5 million, or 25%, in 2009 compared to 2008. This increase was primarily due to increased salary and other personnel costs of $3.0 million for the additional headcount needed to support our revenue growth, an increase in consulting costs of $0.7 million and an increase in employee stock-based compensation of $0.5 million. Sales and marketing expense as a percentage of total net revenue in 2008 and 2009 was 22% and 24%, respectively. We expect sales and marketing expense to continue to increase.

Research and development expense.    Research and development expense increased $2.2 million, or 18%, in 2009 compared to 2008. This increase was primarily due to increased salary and other personnel costs of $1.4 million for the additional headcount needed to support the release of our subscription product on additional operating platforms, a $0.4 million increase in employee stock-based compensation, and an increase in consulting costs of $0.4 million. Research and development expense as a percentage of total net revenue in 2008 and 2009 was 15% and 16%, respectively. We expect research and development expense to increase as we continue to invest heavily in the development of new products and services.

General and administrative expense.    General and administrative expense decreased $3.3 million, or 22%, in 2009 compared to 2008. This decrease was primarily due to decreased external audit and tax fees of $1.9 million and decreased legal fees of $1.0 million. In 2008, we incurred significant audit fees in connection with the audit of our 2008 financial statements and the filing of a registration statement on Form S-1. In addition, when we decided not to pursue our initial public offering in December 2008, we expensed $1.8 million of legal, accounting and printer fees in connection with the filing of our S-1 that had been capitalized throughout 2007 and 2008. General and administrative expense as a percentage of total net revenue in 2008 and 2009 was 18% and 12%, respectively. We expect general and administrative expense to increase due to costs we expect to incur as we continue to build and maintain the infrastructure necessary to comply with the regulatory requirements of being a public company.

Interest income.    Interest income decreased $1.1 million, or 89%, in 2009 compared to 2008. Although average cash balances increased during 2009 the decline in prevailing interest rates in 2009 compared to 2008 resulted in a significant decrease in interest income.

Interest expense.    We incurred interest expense of $0.9 million in both 2008 and 2009. Interest expense relates to rent payments on our San Mateo facility which we have capitalized as discussed in "Critical accounting policies and estimates—Build-out of our San Mateo facility" above.

Other income (expense), net.    Other expense was $0.1 million in 2009 compared to other income of $0.5 million in 2008. Other income (expense) primarily includes interest and penalties for the non-remittance of sales tax in the states where we believe we have nexus. Historically, we did not charge nor remit sales tax on any of our sales as discussed in "Critical accounting policies and estimates—Sales tax accrual" above. In 2008, we changed our estimate as of December 31, 2007 and reversed $0.5 million of the liability for interest and penalties.

Provision for income taxes.    We incurred a provision for income taxes of $6.8 million in 2009 compared to $6.5 million in 2008. In 2008, we had an effective tax rate of 46.7% and we utilized $18.7 million of our net operating loss to offset our actual tax liability. In 2009, we had an effective tax rate of 47.0% and we utilized $8.8 million of our federal net operating loss to offset a portion of our actual tax liability. The state of California has suspended the use of California net operating loss carryforwards for the years 2008 and 2009.

Years ended December 31, 2007 vs. December 31, 2008

The following table summarizes our results of operations for the year ended December 31, 2007 compared to the year ended December 31, 2008 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2007	2008
Total revenues, net	$65,611	$83,345	$17,734	27.0%
Total cost of revenues	22,805	24,786	1,981	8.7%

Gross profit	42,806	58,559	15,753	36.8%
Operating expenses:
Sales and marketing	16,887	18,167	1,280	7.6%
Research and development	10,519	12,430	1,911	18.2%
General and administrative	11,983	14,888	2,905	24.2%

Total operating expenses	39,389	45,485	6,096	15.5%

Income from operations	3,417	13,074	9,657	282.6%
Interest income	1,714	1,180	(534)	(31.2%	)
Interest expense	(285)	(855)	(570)	200.0%
Other income (expense), net	(233)	545	778	*
Income before income taxes	4,613	13,944	9,331	202.3%
Benefit (provision) for income taxes	21,126	(6,510)	(27,636)	*

Net income	25,739	7,434	(18,305)	(71.1%	)

*
not meaningful

Revenues.    The following is a breakdown of net revenue from subscriptions and interactive services for the years ended December 31, 2007 and 2008 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2007	2008
Subscriptions	$19,732	$20,099	$367	1.9%
Interactive services	45,879	63,246	17,367	37.9%

	$65,611	$83,345	$17,734	27.0%

Total net revenues increased $17.7 million, or 27%, in 2008 compared to 2007. There was an increase in subscription revenue of $0.4 million, or 2%, and an increase in interactive services revenue of $17.4 million, or 38%.

The $0.4 million increase in subscription revenue was due to an increase in site license revenue. List prices for our subscription products did not change during 2008 compared to 2007. Revenue from license code, mobile subscriptions and internet subscriptions did not materially change in 2008 compared to 2007.

As of December 31, 2008, our user network consisted of over 625,000 healthcare providers including over one out of every three U.S. physicians. The number of users who are U.S. physicians increased approximately 15% from approximately 205,000 at December 31, 2007 to approximately 235,000 at December 31, 2008. This increase was primarily due to the availability of our product on the iPhone operating system which was launched in July 2008.

The $17.4 million increase in interactive services revenue was driven almost entirely by an increase in our DocAlert clinical messaging services. Approximately $7.9 million of this increase was due to a change in the terms of our standard clinical messaging contracts. In February 2008, we removed the language from our standard DocAlert clinical messaging contracts that provides these customers with the right to receive complementary license codes. Therefore, for stand-alone contracts with no rights to receive such codes, revenue for most of our clinical messaging contracts is recognized over the delivery period of each message rather than recognizing all such revenue upon completion of the last deliverable. The remaining increase was a result of a 5% increase in the number of contracts that were fulfilled in 2008 compared to 2007 as well as a 45% increase in our average revenue per contract.

Cost of revenues.    The following is a breakdown of cost of revenue related to subscriptions and interactive services for the years ended December 31, 2007 and 2008 (in thousands):

	Years ended December 31,
			Increase/ (Decrease) $	Increase/ (Decrease) %
	2007	2008
Subscriptions	$5,808	$5,558	$(250)	(4.3%	)
Interactive services	16,997	19,228	2,231	13.1%

	$22,805	$24,786	$1,981	8.7%

Cost of subscription revenue decreased $0.3 million, or 4%, in 2008 compared to 2007. This decrease was primarily due to a $1.1 million decrease in expense associated with uncollected and unremitted sales tax due to us having become compliant with voluntary disclosure agreements in most of the states in which we have sales tax nexus during 2008. Historically, we did not charge nor remit sales tax on any of our sales and the estimated amount due for uncollected and unremitted sales tax was charged to cost of revenue as discussed in "Critical accounting policies and estimates—Sales tax accrual" above.

This decrease was partially offset by an increase in customer support personnel of $0.5 million. Cost of subscription revenue as a percentage of subscription revenue was 29% and 28% for 2007 and 2008, respectively.

Cost of interactive service revenue increased $2.2 million, or 13%, in 2008 compared to 2007. This increase was primarily due to increased compensation paid to participants in our market research programs of $0.5 million, increased costs for customer support personnel of $0.7 million and an increase in outsourced services of $0.6 million. Cost of interactive services revenue as a percentage of interactive service revenue was 37% and 30% for 2007 and 2008, respectively.

Sales and marketing expense.    Sales and marketing expense increased $1.3 million, or 8%, in 2008 compared to 2007. This increase was primarily due to increased salary and other personnel costs of $1.0 million for the additional headcount needed to support our revenue growth and increased public relations and advertising costs of $0.3 million, partially offset by a decrease in employee stock-based compensation of $0.5 million. Sales and marketing expense as a percentage of total net revenue was 26% and 22% for 2007 and 2008, respectively.

Research and development expense.    Research and development expense increased $1.9 million, or 18%, in 2008 compared to 2007. This increase was primarily due to increased salary and other personnel costs of $1.2 million for the additional headcount needed to support the release of our subscription product on additional mobile platforms and increased temporary personnel of $0.4 million, partially offset by a decrease in employee stock-based compensation of $0.2 million. Research and development expense as a percentage of total net revenue was 16% and 15% in 2007 and 2008, respectively.

General and administrative expense.    General and administrative expense increased $2.9 million, or 24%, in 2008 compared to 2007. This increase was primarily due to the write-off of $1.8 million of capitalized audit and legal fees concurrent with our decision not to pursue our initial public offering late in 2008, increased employee stock-based compensation of $1.1 million mostly due to the modification of certain options, severance costs of $0.4 million and increased salary and other personnel expenses of $0.4 million, partially offset by a decrease in temporary personnel costs of $0.7 million. General and administrative expense as a percentage of total net revenue was 18% for both 2007 and 2008.

Interest income.    Interest income decreased $0.5 million, or 31%, in 2008 compared to 2007. Although average cash balances increased during 2008 the decline in prevailing interest rates throughout 2008 resulted in a significant decrease in interest income.

Interest expense.    We incurred interest expense of $0.9 million in 2008 compared to $0.3 million in 2007. Interest expense relates entirely to rent payments on our San Mateo facility which we have capitalized as discussed in "Critical accounting policies and estimates—Build-out of our San Mateo facility" above.

Other income (expense), net.    Other income was $0.5 million in 2008 and other expense was $0.2 million in 2007. Other income (expense) primarily includes interest and penalties for the non-remittance of sales tax in the states where we believe we have nexus. Historically, we did not charge nor remit sales tax on any of our sales as discussed in "Critical accounting policies and estimates—Sales tax accrual" above. The decrease in other expense is due entirely to a decrease in penalties and interest for uncollected and unremitted sales tax due to us having become compliant with voluntary disclosure agreements in most of the states in which we have sales tax nexus during 2008.

Provision for income taxes.    We incurred a provision for income taxes of $6.5 million in 2008 compared to a benefit for income taxes of $21.1 million in 2007. The benefit for income taxes in 2007 was primarily due to the release of the entire valuation allowance against our deferred tax asset on December 31, 2007. In 2008 we utilized $18.7 million of our federal net operating loss to offset our actual tax liability. The state of California has suspended the use of California net operating loss carryforwards for the years 2008 and 2009.

The determination of when to adjust the valuation allowance requires significant judgment on the part of management based on our historical experience, knowledge of current business factors and our belief of what could occur in the future. In 2007, we concluded that it was more likely than not that our deferred tax assets would be realized before they expire. Management made this determination based on management's projections of pretax profitability in the future, and because in the fourth quarter of 2007, for the first time we had achieved cumulative profitability net of permanent tax differences for 12 cumulative quarters.

Quarterly results of operations

The following table sets forth selected unaudited quarterly statements of operations data for the seven quarters ending March 31, 2009 through September 30, 2010. The information for each of these quarters has been prepared on the same basis as the audited financial statements included in this prospectus and, in the opinion of management, includes all adjustments necessary for a fair statement of the results of operations for such periods. This data should be read in conjunction with the financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three months ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
	(in thousands)
Subscription revenues	$4,669	$4,521	$4,576	$5,235	$5,754	$5,796	$5,765
Interactive services revenues	20,056	14,823	17,603	22,171	18,582	19,481	18,325

Total revenues, net	24,725	19,344	22,179	27,406	24,336	25,277	24,090
Subscription cost of revenues	1,810	1,691	1,589	1,468	1,805	1,574	1,440
Interactive services cost of revenues	5,155	5,541	6,159	6,039	5,447	6,162	6,902

Total cost of revenues(1)	6,965	7,232	7,748	7,507	7,252	7,736	8,342
Gross profit	17,760	12,112	14,431	19,899	17,084	17,541	15,748
Operating expenses:(1)
Sales and marketing	5,079	5,810	5,417	6,398	6,838	7,554	7,619
Research and development	3,284	3,405	3,866	4,108	4,519	4,865	5,128
General and administrative	2,849	3,064	2,717	2,957	4,025	3,925	3,299
Change in fair value of contingent consideration	—	—	—	—	1,214	(569)	240

Total operating expenses	11,212	12,279	12,000	13,463	16,596	15,775	16,286

Income (loss) from operations	6,548	(167)	2,431	6,436	488	1,766	(538)
Interest income	47	40	22	18	20	28	25
Interest expense	(214)	(213)	(214)	(214)	(214)	—	—
Other income (expense), net	—	(75)	1	1	2	—	—
Gain on sale-leaseback of building	—	—	—	—	—	1,689	—

Income (loss) before income taxes	6,381	(415)	2,240	6,241	296	3,483	(513)
Benefit (provision) for income taxes	(3,123)	114	(1,041)	(2,738)	(270)	(2,721)	849

Net income (loss)	$3,258	$(301)	$1,199	$3,503	$26	$762	$336

(1)
Includes stock-based compensation in the following amounts:

Cost of revenue	51	52	52	58	69	81	68
Sales and marketing	245	333	375	268	395	546	379
Research and development	163	181	251	304	359	367	511
General and administrative	394	585	641	581	710	608	611

The timing of our revenue has been affected by seasonal factors, primarily as a result of the annual budget approval process of many of our customers in the pharmaceutical industry. As a result, our revenue is generally highest in the fourth quarter of each calendar year. We have experienced fluctuations in our quarterly results, and we expect these fluctuations to continue in the future. The occurrence of a number of factors might cause our operating results to vary widely, including:

•
budgeting patterns of our customers;

•
the timing of revenue recognition;

•
our ability to retain and increase sales to existing customers;

•
our ability to attract new customers;

•
the length of time to complete our obligations under existing contracts;

•
changes in our pricing policies;

•
the mix of services we sell;

•
new product introductions and product enhancements by us or by our competitors;

•
effectiveness of our sales force;

•
general economic conditions in the United States; and

•
regulatory compliance.

Due to these and other factors, we believe that quarter-to-quarter comparisons of operating results will not be meaningful and should not be relied upon as an indication of future performance. Other factors may also impact results in any given quarter, particularly with respect to the timing of revenue. For instance, in the third quarter of 2010 revenue was adversely affected by the failure of certain customer contracts to be executed, many of which we expect to instead be executed in subsequent periods. Net income has also been impacted as we generate product development expenses in advance of the commercial introduction of our new EHR product.

Selected Quarterly Financial Data

The table below sets forth a reconciliation of net income (loss) to Adjusted EBITDA:

	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Net income (loss)	$3,258	$(301)	$1,199	$3,503	$26	$762	$336
Interest income	(47)	(40)	(22)	(18)	(20)	(28)	(25)
Interest expense	214	213	214	214	214	—	—
Building rent expense	(214)	(213)	(214)	(214)	(214)	—	—
Other income (expense)	—	75	(1)	(1)	(2)	—	—
Benefit (provision) for income taxes	3,123	(114)	1,041	2,738	270	2,721	(849)
Depreciation and amortization	695	730	729	735	721	716	803
Amortization of purchased intangibles	—	—	—	—	8	17	523
Stock-based compensation	853	1,151	1,319	1,211	1,533	1,602	1,569
Change in fair value of contingent consideration	—	—	—	—	1,214	(569)	240
Gain on sale-leaseback of building	—	—	—	—	—	(1,689)	—

Adjusted EBITDA	$7,882	$1,501	$4,265	$8,168	$3,750	$3,532	$2,597

Adjusted EBITDA is not a measure of liquidity calculated in accordance with U.S. generally accepted accounting principles, or GAAP, and should be viewed as a supplement to—not a substitute for—our results of operations presented on the basis of GAAP. Adjusted EBITDA does not purport to represent cash flow provided by, or used in, operating activities as defined by GAAP. Our statement of cash flows presents our cash flow activity in accordance with GAAP. Furthermore, Adjusted EBITDA is not necessarily comparable to similarly-titled measures reported by other companies.

We believe Adjusted EBITDA is used by and is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•
EBITDA is widely used by investors to measure a company's operating performance without regard to such items as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly adjust EBITDA information to eliminate the effect of stock-based compensation expenses and other charges, which can vary widely from company to company and impair comparability.

Our management uses Adjusted EBITDA:

•
as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•
as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•
in communications with the board of directors, stockholders, analysts and investors concerning our financial performance; and

•
as a significant performance measurement included in our bonus plan.

Liquidity and capital resources

Cash flow from operating activities have been positive since 2003. Most of our expenditures are for personnel and facilities. As revenues have grown, operating expenses have also increased. However, spending as a percentage of revenue has decreased. We expect this trend will continue to the extent we are successful in growing our business.

Operating activities

Cash provided by operating activities was $9.8 million for the nine months ended September 30, 2010, which was primarily attributable to net income of $1.1 million plus stock-based compensation of $4.7 million and depreciation and amortization of $2.8 million.

Cash provided by operating activities was $11.5 million for the nine months ended September 30, 2009, which was primarily attributable to net income of $4.2 million plus stock-based compensation of $3.3 million and depreciation and amortization of $2.2 million.

Cash provided by operating activities was $17.0 million in 2009, which was primarily attributable to net income of $7.7 million plus employee stock-based compensation expense of $4.5 million and depreciation and amortization of $2.9 million.

Cash provided by operating activities was $16.8 million in 2008, which was primarily attributable to net income of $7.4 million plus employee stock-based compensation expense of $3.6 million and depreciation and amortization of $2.6 million.

Cash provided by operating activities was $23.4 million in 2007, which was primarily attributable to net income of $25.7 million plus employee stock-based compensation expense of $3.2 million, depreciation and amortization of $1.9 million and an increase in deferred revenue of $12.4 million, partially offset by an increase in our deferred tax asset of $21.6 million. The increase in the deferred tax asset was primarily due to the release of the valuation reserve of $21.1 million.

Investing activities

Our policy is to invest only in fixed income instruments denominated and payable in U.S. dollars. Our investment policy is as follows: investment in obligations of the U.S. government and its agencies,

money market instruments, commercial paper, certificates of deposit, bankers' acceptances, corporate bonds of U.S. companies, municipal securities and asset backed securities are allowed. We do not invest in auction rate securities, futures contracts, or hedging instruments. Securities of a single issuer valued at cost at the time of purchase should not exceed 5% of the market value of the portfolio or $1.0 million, whichever is greater, but securities issued by the U.S. Treasury and U.S. government agencies are specifically exempted from these restrictions. Issue size should normally be greater than $50 million for corporate bonds. No single position in any issue should equal more than 10% of that issue. The final maturity of each security within the portfolio should not exceed 24 months.

The following table summarizes our investments in cash, cash equivalents and short-term investments as of December 31, 2007, 2008, and 2009 and as of September 30, 2010 (in thousands):

	December 31,
				September 30, 2010
	2007	2008	2009
Cash	28,412	5,117	12,140	11,375
Book overdraft	(28,412)	—	—	—
Cash equivalents	70,116	53,148	48,755	40,335
Short-term investments	2,504	—	4,424	18,468

Total cash, cash equivalents and short-term investments	72,620	58,265	65,319	70,178

Unrealized gain (loss) on available-for-sale securities	15	—	(2)	5

Historically, we have not been a capital-intensive business; however, during 2007, we incurred $4.0 million in construction costs for our San Mateo facility. $2.7 million of these expenditures were reimbursed by our landlord as dictated by the terms of our lease.

Financing activities

Cash used in financing activities of $1.0 million for the nine months ended September 30, 2010 was due to repurchases of our stock from certain employees, former employees and former directors totaling $2.1 million, partially offset by proceeds from the exercise of employee stock options of $1.1 million. During the nine months ended September 30, 2010, certain individuals, including former employees and former directors, entered into binding agreements to sell common stock held by them to three accredited investors. During the nine months ended September 30, 2010, we exercised our right of first refusal for 0.2 million shares of common stock at contracted prices ranging from $6.42 to $9.89 for an aggregate purchase price of $2.1 million.

Cash used in financing activities for the nine months ended September 30, 2009 of $5.5 million was due to the acquisition of common stock from employees of $5.8 million pursuant to a tender offer discussed in the following paragraph, partially offset by proceeds from the exercise of employee stock options of $0.3 million.

Cash used in financing activities in 2009 was $6.9 million and was due to repurchases of our stock from employees and former employees totaling $7.9 million, partially offset by proceeds from the exercise of employee stock options of $0.9 million. On June 1, 2009, we repurchased 0.5 million shares of common stock from existing employees for an aggregate $5.8 million pursuant to a tender offer. Also, during the fourth quarter of 2009, certain former employees entered into binding agreements to sell common stock held by them to one of various accredited investors. In certain instances, we elected to exercise our right of first refusal by purchasing the shares from these individuals at contracted prices ranging from $8.27 to $9.54 per share. We exercised our right of first refusal to repurchase 0.2 million shares of common stock for an aggregate purchase price of $2.1 million.

Cash used in financing activities in 2008 was $28.3 million and consisted primarily of the reversal of the book overdraft of $28.4 million discussed below.

Cash provided by financing activities in 2007 was $29.8 million and consisted primarily of a $28.4 million book overdraft and $40.0 million received in connection with the sale of shares of our common stock, offset by $41.7 million paid to acquire common stock pursuant to a tender offer for our common stock to certain of our existing stockholders. The book overdraft was created in connection with our transaction with Goldman Sachs Group, Inc., or Goldman, in which we sold them 3.0 million shares of stock for $40.0 million. In order to execute this transaction (that is, to have shares available for issuance), we repurchased 3.1 million shares of common stock from existing stockholders for $41.7 million, of which $28.4 million did not clear the bank until January 2008. The book overdraft was created because the proceeds for the sale of shares to Goldman and the payments made to existing stockholders to acquire the shares necessary to consummate the transaction were originated into different bank accounts for which no legal right of offset existed. We classified the bank overdraft as a financing activity in our statement of cash flows because it relates to a financing activity.

We believe that the net proceeds from this offering, together with our available cash resources and anticipated future cash flow from operations, will provide sufficient cash resources to meet our contractual obligations and our currently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, prior to such time, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities, these securities could have rights senior to those of our common stock and could contain covenants that could restrict our operations. Any required additional capital may not be available on reasonable terms, if at all.

Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, our existing and new application and service offerings, competing technological and market developments and potential future acquisitions. In addition, our ability to generate cash flow is subject to numerous factors beyond our control, including general economic, regulatory and other matters affecting our customers and us.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2009 (in thousands):

			2011-2012	2013-2014	2015+
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years	Other
Operating lease(1)	3,085	2,296	789	—	—	—
Operating leases(2)	982	322	660	—	—	—
Minimum royalty and contract license fees(3)	2,215	1,649	534	32	—	—
Engineering and content development(4)	2,350	550	1,200	600	—	—
Uncertain tax positions(5)	668	—	—	—	—	668

Accrued dividend on Series B
Mandatorily redeemable convertible preferred stock(6)	26,491	26,491	—	—	—	—
Fair value of contingent consideration(7)	1,300	—	—	—	—	1,300
Total	37,091	31,308	3,183	632	—	1,968

There were material modifications to the operating lease for our San Mateo facility subsequent to year end as discussed in "Critical accounting policies and estimates—Build-out of the San Mateo facility" above. In addition, we entered into an operating lease on a second facility in New Jersey. The following table summarizes our contractual obligations as of September 30, 2010 (in thousands):

	Total	Remainder of 2010	2011-2012	2013-2014	After 2014	Other
Operating lease(1)	8,497	946	3,877	3,674	—	—
Operating leases(2)	2,114	123	1,447	544	—	—
Minimum royalty and contract license fees(3)	974	408	534	32	—	—
Engineering and content development(4)	1,950	150	1,200	600	—	—
Uncertain tax positions(5)	744	—	—	—	—	744

Accrued dividend on Series B
Mandatorily redeemable convertible preferred stock(6)	28,621	28,621	—	—	—	—
Fair value of contingent consideration(7)	16,935	—	—	—	—	16,935
Total	59,835	30,248	7,058	4,850	—	17,679

(1)
Relates to our facility in San Mateo, California which was amended in April 2010 (see Note 16 to our financial statements included elsewhere in this prospectus).

(2)
Relates to our facilities in New Jersey.

(3)
Relates to medical information licensed from third parties for use in our subscription services.

(4)
Relates to a contract with a consulting firm to provide product development and content development work.

(5)
Represents uncertain tax positions for which we could not make a reasonable estimate of the amount or the exact period of related future payments.

(6)
Payable in cash upon the effectiveness of this offering (see Note 9 of our audited financial statements included elsewhere in this prospectus).

(7)
Related to fair value of contingent consideration as of the indicated date pertaining to business combinations (see Note 5 of our audited financial statements included elsewhere in this prospectus).

Legal matters

From time to time, we may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with GAAP, we record a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or on our cash and/or liquidity. Currently, we are not involved in any material litigation.

Off-balance sheet arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions, or foreign currency forward contracts.

Sarbanes-Oxley compliance and corporate governance

As a public company, we will be subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. Beginning with the year ending December 31, 2012, we will be required to establish and regularly evaluate the effectiveness of internal control over financial reporting. In order to maintain and improve the effectiveness of disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We also must comply with all corporate governance requirements of The NASDAQ Global Market.

Quantitative and qualitative disclosures about market risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, we invest in money market funds and high quality debt securities. Our investments in debt securities are subject to interest rate risk. To minimize the exposure due to an adverse shift in interest rates, we invest in short term securities and maintain an average portfolio duration of one year or less.

Our operations consist of research and development and sales activities in the United States. As a result, our financial results are not affected by factors such as changes in foreign currency exchange rates or economic conditions in foreign markets.

Recently adopted and recently issued accounting guidance

The following accounting guidance was either recently issued but not yet adopted or was adopted during the year ended December 31, 2009. With the exception of those items discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements that are of significance to us.

Effective July 1, 2009, we adopted changes issued by FASB to the authoritative hierarchy of GAAP. These changes establish the FASB Accounting Standards Codification, or Codification, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission, or SEC, under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on our results of operations, financial position or cash flows.

Effective July 1, 2009, we adopted changes issued by the FASB that amend the other-than-temporary impairment guidance to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The adoption of this new guidance did not have a material effect on our results of operations, financial position or cash flows.

Effective January 1, 2009, we adopted changes issued by the FASB that require entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. The amendments are required to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of this new guidance did not have a material effect on our financial position or cash flows, but did have a material effect on our results of operations. If we had not adopted the new guidance on January 1, 2009, revenue and net income would have been $2.1 million lower than reported.

Effective January 1, 2009, we adopted changes issued by the FASB that require an entity to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. With the adoption of this accounting standard update, any tax related adjustments associated with acquisitions that closed prior to January 1, 2009 will be recorded through income tax expense, whereas the previous accounting treatment would require any adjustment to be recognized through the purchase price. The adoption of this new guidance did not have a material effect on our results of operations, financial position or cash flows.

Business

Overview

Epocrates is a leading provider of mobile drug reference tools to healthcare professionals and interactive services to the healthcare industry. Most commonly used on mobile devices at the point of care, our products help healthcare professionals make more informed prescribing decisions, enhance patient safety and improve practice productivity. Our user network consists of over one million healthcare professionals, including over 300,000, or more than 45% of, U.S. physicians, as of November 2010. We offer our products on all major U.S. mobile platforms including Apple (iPhone, iPod touch and iPad), Android, BlackBerry, Palm and Windows Mobile devices. To date, our interactive services clients have included all of the top 20 global pharmaceutical companies by sales and over 350 individual pharmaceutical brands.

Our proprietary drug content is the most frequently used mobile reference product by healthcare professionals, based on studies conducted by Kantar Media and others, and provides healthcare professionals with convenient access to information they need at the point of care. Healthcare professionals are able to access information such as dosing, drug/drug interactions, pricing and insurance coverage for thousands of brand, generic and over-the-counter drugs. Physicians trust Epocrates for accurate content and innovative offerings and use our products more than any other mobile drug reference tool. Our strong brand has enabled us to build a large and active network of users, which enhances our ability to market our interactive services.

Through our interactive services, we provide the healthcare industry, primarily pharmaceutical companies, access to our user network to deliver targeted information in a cost-effective manner. Our services include:

•
DocAlert clinical messaging to deliver news and alerts including product approvals, clinical study results and formulary status changes;

•
Virtual Representative Services for drug detailing, drug sampling, patient literature delivery and the ability to contact drug manufacturers at the point of care; and

•
Market research programs to survey healthcare professionals.

In 2008, pharmaceutical companies spent over $12.8 billion on promotional activities including detailing, journal advertisements and ePromotion, according to SDI's 2009 Promotional Audits, or the SDI Audit. An increasing proportion of this annual pharmaceutical promotional spend may be redirected from traditional promotion, such as sales representatives and the print medium, to electronic channels. We believe the effectiveness of our interactive services and size and diversity of our network will enable us to capture an increasing portion of this spend.

We generate revenue by providing healthcare companies with interactive services to communicate with our network of users and through the sale of subscriptions to our premium drug and clinical reference tools to healthcare professionals. We are increasing our emphasis on generating interactive services revenue from healthcare companies through the launch of innovative new products and services. We have increased our focus on product development and technology enhancement to continue to meet the demands of our clients and users. Our goal is to continue to strengthen and maintain our network through the promotion of our free subscription product and the introduction of additional tools to support healthcare professionals at the point of care.

Market opportunity

Physicians are seeking ways to address growing administrative complexities, increasing reimbursement pressures and a constantly changing regulatory environment. As a result, physicians are increasingly adopting technology solutions that enable them to respond to these challenges while improving the quality of patient care. We believe these trends will continue to increase the demand for our drug and clinical reference tools. At the same time, pharmaceutical companies are seeking to improve the effectiveness of their interactions with physicians and other healthcare professionals. We believe our interactive services will continue to attract marketing spend from pharmaceutical companies seeking new channels for promotional activities.

Physicians

Physicians are under increasing time pressure.    According to a study by the Annals of Family Medicine conducted in 2005, primary care physicians spend nearly half of their work day on activities outside of the exam room, predominantly on follow-up and documentation. Paperwork adds at least 30 minutes to every hour of patient care provided, according to a study commissioned by the American Hospital Association in 2006. These constraints limit the amount of time physicians' have available to diagnose and treat patients. We believe physicians are adopting tools that integrate into their daily clinical workflow and to increase productivity inside the exam room.

Physicians are increasingly using mobile technologies.    Two-thirds of physicians used smartphones in 2009, according to a California HealthCare Foundation report. Healthcare professionals have adopted mobile technology for use during patient consultations and to enhance patient care by facilitating drug identification and interaction. Many physicians who use mobile devices with a drug reference product view it as essential to their practice.

Physicians need relevant and reliable information at the point of care.    An estimated 1.5 million Americans are harmed each year by drug errors, all of which are preventable, according to a 2006 report from the Institute of Medicine. Accurate drug reference information at the point of care helps reduce the likelihood of adverse drug events. Physicians are most likely to seek information pertinent to patient interactions when using a mobile device and primarily access medical information during patient visits, according to SDI's Mobile and Social Media Study conducted in 2009, or the SDI Mobile Study. In addition, the majority of physicians with a mobile device use it for accessing drug information, drug interactions and prescribing information.

Physicians are facing an information burden.    In order to make informed prescribing decisions, physicians require access to current, reliable and relevant clinical and pharmaceutical information. We believe the quantity and breadth of information available to physicians creates the need for tools to condense information into a quickly and easily understood form.

Pharmaceutical companies

Patents are expiring and new drug approvals are limited.    Patent expirations, particularly those for blockbuster drugs with over $1.0 billion in annual sales, and fewer new drug approvals are resulting in shrinking revenues and profit margins for pharmaceutical companies. As a result, pharmaceutical companies are reducing their sales forces and embracing cost-effective channels to communicate with physicians in a more targeted way, while generating a return on investment.

Traditional sales model is changing.    A pharmaceutical representative sales call, or detail, costs between $203 and $216, depending on physician type, according to a study by Cutting Edge Information in 2009. On average, primary care sales representatives only succeed in speaking with physicians on 59% of visits. Representatives then spend less than three minutes of quality time with physicians. Furthermore, as of 2009, one in five practices had eliminated access to physicians by pharmaceutical representatives due to increasing time pressure and many more had imposed additional scheduling restrictions. As a result, many pharmaceutical companies are reducing the size of their sales forces. These companies are seeking cost-effective ways to access physicians that both augment and replicate the services traditionally provided by pharmaceutical sales representatives.

Electronic health records

The Health Information Technology for Economic and Clinical Health Act, or HITECH Act, passed as part of the American Recovery and Reinvestment Act of 2009, was intended to fund and incentivize the adoption of Electronic Health Records, or EHR, by physicians. By 2016, $19.2 billion of government subsidies for EHR implementation are expected to be distributed.

EHR systems have had limited adoption by physicians due to the required information technology resource investment, usability concerns and potential workflow disruption. While EHR adoption is increasing, as of 2009, solo and small group practices had the lowest rate of adoption. According to Software Advice, 94% of office-based physicians did not have a fully functional EHR, as of 2009. Solo and small group practices are seeking a cost-effective, easy to implement and remotely-hosted product. This segment of the physician population has been the most difficult for EHR companies to access, resulting in high client acquisition costs.

Our solutions

Physicians

Our proprietary drug reference content is current, relevant and reliable.    We provide healthcare professionals with access to current drug and clinical information, specifically edited and formatted for use at the point of care. Our in-house team of pharmacists and physicians proactively collect, analyze and distribute relevant drug information that physicians need to make more informed clinical decisions.

We improve patient safety by reducing adverse drug events.    Physicians report that the use of our proprietary drug reference tool reduces the likelihood of adverse drug events and improves patient safety. More than 50% of physician users reported avoiding one or more medical errors every week, according to a survey conducted by Epocrates of over 2,800 physician users, or the 2010 Epocrates Study. The majority of physicians surveyed stated that Epocrates content has prompted a change in a prescribing decision, primarily to avoid potential drug interactions or adverse effects.

We improve practice productivity.    Over 40% of physician users reported saving more than 20 minutes per day using our drug reference tool, according to the 2010 Epocrates Study. For example, the formulary coverage information in our products can improve physicians' productivity by reducing the time required to determine appropriate, cost-effective prescriptions and decrease the number of pharmacy call-backs. Physicians refer to Epocrates numerous times throughout the day for quick access to clinical information.

We are available on all major mobile platforms in the United States.    We offer our drug reference tool on a broad array of mobile devices in order to provide physicians with flexibility in their choice of mobile platform. In addition, our support of all major U.S. mobile platforms helps us strengthen and maintain our network of healthcare professionals. In February 2010, we launched new products for the Google Android and Palm webOS platforms and have experienced significant early adoption from physicians. According to the SDI Mobile Study, 90% of physicians downloading medical applications to their mobile device downloaded Epocrates products.

Pharmaceutical companies

We provide a targeted and controlled communication channel to physicians.    Through our interactive services, we provide access to physicians segmented by medical specialty and other characteristics allowing for more targeted communications. We believe that our communication channel offers less variability in information delivery to physicians than traditional detailing methods. The electronic delivery of our messaging results in consistent, focused and reliable communications with physicians. Additionally, we believe our established trust with physicians and knowledge of their information preferences increases the willingness of physicians to accept communications from pharmaceutical companies.

We provide services that augment and replicate sales representative activities.    Our Virtual Representative Services, including drug detailing, sampling, patient literature delivery and the ability to contact drug manufacturers are designed to supplement, and in some cases replicate, the activities of pharmaceutical sales representatives. Electronic promotional activities are more cost-effective than traditional sales calls for detailing. Our interactive services enable pharmaceutical companies to achieve returns on their marketing investments, increase the reach and frequency of interactions with prescribing physicians on new, niche and established brands, and more effectively support underserved geographic markets.

Our solutions generate significant return on investment and repeat business.    Communications to physicians through our DocAlert messaging service create significant return on investment for pharmaceutical companies in the form of increased prescription volume and accurate message recall. Our demonstrated return on investment results in repeat and expanded business from our pharmaceutical clients. Approximately 60% of our pharmaceutical clients have multiple contracts with us and our top 10 clients by revenue in 2009 have worked with us for an average of over seven and a half years.

Electronic health records

We are developing an affordable, easy-to-use EHR product that will serve the needs of solo and small group practices and will allow users to qualify for subsidies under the HITECH Act. We believe our experience developing information technology tools used at the point of care by physicians provides us the insight and experience to deliver a product that physicians will find easy to learn and use. We will offer our EHR product in a hosted, software-as-a-service, or SaaS, manner. We believe our SaaS delivery model, coupled with our monthly subscription business model, effectively replaces the large, front-loaded cost, typical of most traditional licensed enterprise software deployments, with a lower risk, pay-as-you-go model. As a result, we believe our EHR solution will require lower initial investment in third-party software, hardware and implementation services, and will have lower ongoing support costs than traditional enterprise software. In addition, our trusted reputation and ability to communicate with our network of over 300,000 physicians can result in low client acquisition costs for us.

Our strengths

We believe that we have the following key competitive strengths:

Recognized and trusted brand with healthcare professionals

Our brand is recognized and endorsed among healthcare professionals as a trusted and accurate source of drug and clinical information. According to a user satisfaction survey conducted by Epocrates in 2010, or the Epocrates 2010 Survey, 85% of respondents indicated that they were "very likely" or "likely" to recommend Epocrates to a colleague. Furthermore, over 50% of respondents had recommended Epocrates six or more times in the past year. Epocrates is the preferred mobile provider to facilitate communication between physicians and pharmaceutical companies, according to the SDI

Mobile Study. We believe our trusted brand has contributed significantly to the growth of our network and our revenues.

Large and active network

Our large and active user network is a valuable asset for our business. We currently have over one million active healthcare professional users, including over 45% of U.S. physicians. We define an active user as an individual who has used our drug reference tool or services within a defined time period or subscribes to a premium clinical information product. Epocrates products are widely used by general and specialty physicians, with high penetration among emergency medicine (71%), family practice (58%) and cardiology (52%) physician populations, as estimated by Epocrates based on data from the American Medical Association and the Bureau of Labor Statistics. Additionally, we have extensive geographic reach with users in all 50 states. Across these demographics, Epocrates has become an integral part of the daily clinical workflow of users in our network, resulting in frequent use of our products and services. Approximately, 75% of physicians using Epocrates products access the content daily, with 43% of them using it four or more times per day, according to the Kantar Media Professional Health Non-Journal Media June 2010 Study.

Our current users play an important role in driving network growth through referrals to potential new users. In 2005, we established the Epocrates Advocate Program in which enthusiastic and influential healthcare professionals in our network promote the use of mobile medical technology and Epocrates' solutions. According to the Epocrates 2010 Survey, nearly 70% of the respondents were referred to Epocrates by a colleague, friend or medical school. For these reasons, we believe the breadth and loyalty of our user network are not easily replicated.

Proprietary drug reference tools

We select and format our drug and clinical content to provide healthcare professionals with information wherever and whenever they need it. Our proprietary drug content is developed and continually updated by a team of physicians and pharmacists who work to ensure accuracy and relevance. This team also works to provide objective and reliable information to our network. To develop our drug content, our team researches and reviews primary literature, specialty society recommendations, evidence-based medicine, clinical guidelines and manufacturer labeling. Our content is then formatted expressly for display on mobile devices to ensure integration with our users' workflow. We believe the quality, relevance and ease of use of our content drive our ability to attract and retain users.

Powerful business model

Our user network is primarily composed of healthcare professionals who access our free drug reference content. A smaller percentage of our users purchase one or more of our premium drug and clinical reference tools. Regardless of whether a healthcare professional pays for a subscription or uses our free version, our network provides a base for generating multiple revenue streams from healthcare industry clients. By providing our healthcare clients, primarily pharmaceutical companies, with opportunities to engage with our network of physicians, we monetize our network while incurring limited incremental expenses. In addition, we believe our revenue generating services enhance the product offerings to our users with additional free content that they may elect to download. We believe the power of our business model will increase as we strengthen our network and as our pharmaceutical clients shift more of their promotional spending to electronic communications.

Proven technology architecture

Our mobile products are not dependent on continuous access to the Internet, and therefore are fast and accessible to our users. For a substantial majority of our users, our drug and clinical reference tools reside directly on their mobile device. As a result, access to our clinical information by these users at the point of care is not subject to interruption or lags in Internet service. Our infrastructure is designed to seamlessly control and deploy robust and customized content to a large number of users, allowing for simple and efficient downloads and updates of our clinical information. Additionally, our products have been refined over the past ten years based on feedback from and usage data generated by our large network of healthcare professionals. We believe these attributes continue to be significant advantages in supporting our network.

Extensive industry relationships

We have developed relationships with key participants in the healthcare industry. Our large client base provides diversification across the healthcare industry and includes:

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Pharmaceutical companies.  All of the top 20 global pharmaceutical companies by sales have worked with us to communicate to physicians. To date, we have entered into contracts covering over 350 individual brands. We deliver clinical messages for pharmaceutical brands on topics such as new drug indications, approvals and clinical findings. We continuously identify physician information needs and collaborate with our pharmaceutical clients to develop solutions that meet such needs and achieve specific marketing objectives.

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Market research companies.  Over 250 market research firms have used our services to recruit healthcare professionals for market research surveys on behalf of the healthcare and financial services industries.

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Healthcare payors.  Over 100 commercial and Medicaid health insurance plan clients, covering approximately 100 million lives, have paid us to host and disseminate their formulary information. In addition, we work with the Centers for Medicare and Medicaid Services, or CMS, to provide clinicians with insurance coverage information for all Medicare Part D plans.

In 2009, no one client represented more than 10% of our total net revenue.

We also have relationships with other important healthcare organizations, including:

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Medical schools and associations.  Over 60% of the U.S. accredited medical schools distribute our premium products for free to their students. We also have marketing arrangements with over 26 leading state and national specialty associations to educate their members about our products.

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Government agencies.  We collaborate with government agencies such as the Food and Drug Administration, or FDA, Centers for Disease Control, or CDC, and Agency for Healthcare Research and Quality, or AHRQ, to disseminate clinical information to healthcare professionals through our messaging system as a public service. Our medical editors review new guidelines and announcements from these agencies to share with our users to provide a concise source of clinical information.

Experienced management team

Our management team includes experienced healthcare, pharmaceutical and information technology industry executives. We benefit from their operational experience, thorough understanding of the marketplace and extensive relationships with pharmaceutical companies and other existing and potential clients.

Our strategy

Our strategy is to strengthen our leadership position as a provider of proprietary drug reference and other point of care tools to healthcare professionals. Helping physicians and other healthcare professionals improve patient care, reduce medical errors and save time is central to the success of our business, and is our highest priority. By expanding our service offerings, we will provide pharmaceutical companies additional opportunities to more effectively engage with our user network. Key elements of our strategy include:

Strengthen and maintain our network

We believe that our focus on the needs of healthcare professionals is the foundation of our success and is critical to the growth of our business. We plan to strengthen our network by continuing to deliver innovative products for healthcare professionals that easily integrate into their workflow, thereby providing information wherever and whenever they need it. We intend to meet healthcare professionals' evolving needs by continuing to invest significant clinical, product development and marketing resources in our products. We strive to continually enhance the clinical functionality and efficiency of our products, both free and paid, through new content and features to help our growing and diverse network.

We recognize the importance of the Apple platform, as represented by the strong adoption to date and continued user growth trend. To continue supporting the needs of clinicians who choose this platform, further exploit the power of it and expand our offerings, we acquired Modality, Inc. Modality is a premier developer of digital learning, assessment, training and reference applications for Apple mobile devices. The acquisition will expand Epocrates' product portfolio and accelerate the delivery of innovative clinical solutions for healthcare professionals.

The majority of physicians are accessing medical information online. With the acquisition of MedCafe Inc. in 2010, an online product information portal, we are establishing additional pharmaceutical resources for clinicians online. We also plan to create an online experience that complements our mobile offerings. This will ultimately provide a seamless experience for our users across technology platforms, as well as create additional content and interactive services opportunities to expand our network and become an even more attractive platform for our pharmaceutical clients.

Further integrate our products into physicians' office workflow

We are an established part of the workflow of many physicians and are working to become further integrated into their daily practices. We plan to develop products and services that further enhance practice productivity and efficiency, and allow physicians to more conveniently access patient medical data. A key element of our strategy is to leverage our deep understanding of physicians' needs, workflow and preferences to create an innovative EHR solution. Our EHR product is being developed by a physician-led design team and will further integrate our products into users' daily practices. Special attention is being directed towards overcoming the usability limitations associated with many existing EHR systems.

Develop our solutions for new technology platforms

Our strategy is to make our products available to healthcare professionals on the mobile device of their choice. As the leading provider of mobile drug and clinical reference tools, we are well positioned to take advantage of the new hardware and software entering the market. Our drug reference product was the first medical application available on the iPhone platform and is also available on the iPad. In April 2010, we were the most downloaded application of the more than 2,000 listed in the medical category for iPhones. In addition, we launched the Epocrates drug reference product on the Google Android and Palm webOS operating systems in February 2010.

Expand our pharmaceutical offerings

Pharmaceutical companies are embracing new and innovative means to reach physicians in a more efficient and cost-effective manner. The increased adoption of information technology solutions has created a substantial opportunity for healthcare companies to leverage mobile devices and the Internet to reach physicians, including those in our network. We will continue to promote our electronic services as a highly-trusted and targeted channel to reach healthcare professionals.

Pharmaceutical companies spent over $12.8 billion in 2008 on professional promotional activities including detailing, journal advertisements and ePromotion, according to the SDI Audit. We intend to capture an increasing proportion of this promotional spend by developing innovative solutions that provide physicians value and meet pharmaceutical companies' objectives. By creating product extensions, adding features to our existing products and offering new services, we can increase the reach and frequency of interactions between pharmaceutical companies and physicians.

Our products and services

Epocrates mobile drug and clinical reference products

Our clinical offerings include both free and premium subscriptions designed to help users make more informed treatment decisions. While the majority of healthcare professionals in our network use the free drug reference tool, additional premium drug and clinical resources are available for a fee. Most of our premium subscriptions are purchased online by individual healthcare providers. Epocrates drug reference tools provide quick access to information for thousands of brand, generic and over-the-counter drugs, including dosing, interactions, adverse reaction, contraindication, mechanism of action and pricing.

Mobile Drug and Clinical Reference Tools

Features	Epocrates Rx (FREE)	Epocrates Rx Pro	Epocrates Essentials	Epocrates Essentials Deluxe

Available platforms	iPhone iPod touch Blackberry Android Palm Windows Mobile	iPhone iPod touch Blackberry Palm Windows Mobile	iPhone iPod touch Blackberry Palm Windows Mobile	iPhone iPod touch Blackberry Palm Windows Mobile

Drug monographs, health plan formularies	✓	✓	✓	✓

Drug interaction checker, calculators	✓	✓	✓	✓

Pill ID and pill pictures	✓	✓	✓	✓

Brand name OTC products	✓	✓	✓	✓

Alternative (herbal) medicines		✓	✓	✓

Infectious disease treatment guide		✓	✓	✓

Disease and condition monographs			✓	✓

Diagnostic and laboratory tests			✓	✓

ICD-9 and CPT codes				✓

Medical dictionary				✓

Epocrates online drug and clinical reference products

We also offer the online drug and clinical reference tools for free or through a premium subscription. Our free online product includes the same drug and formulary information found in the Epocrates Rx free mobile product. We also offer complimentary access to disease content developed in conjunction with the BMJ Group, publishers of the British Medical Journal. Additional features include patient education handouts available in English and Spanish. We currently have an agreement with The BMJ Group to assist us in providing disease content for both the free and premium online and mobile reference tools. Although this agreement can be terminated by The BMJ Group upon six months' notice to us, in such event, we would continue to have access to the content for use in both the free and premium online and mobile reference tools on a royalty-free basis but would assume the obligation of maintaining this content.

Our online premium product includes the above, as well as an alternative medicine database, hundreds of medical equations, clinical criteria and unit/dose converters. The online premium version may be purchased by individuals on the Epocrates website, or for groups of ten, through our institutional sales team. The institutional sales team works with large group practices, hospitals, health systems and medical schools investing in clinical products for their providers. A site license for Epocrates Online Premium is available to provide healthcare professionals at an institution system-wide access to the product.

Interactive services

With our large network and ability to reach over 300,000 U.S. physicians, we provide an effective channel for the pharmaceutical companies to communicate with their target audience. We offer customized programs to our clients that deliver targeting efficiencies and promotional synergies, providing a cost-effective way to disseminate product information and achieve brand objectives.

DocAlert clinical messaging.    DocAlert messages are short clinical alerts delivered to our users when they connect with Epocrates' databases to receive updated content. In 2009, we delivered an average of nearly six million DocAlert headlines to our network each month.

As of July 2010, approximately 26% of DocAlert messages delivered to U.S. physicians have been sponsored by our clients. These messages serve as a vehicle to communicate key scientific and medical information to clinicians as a way to keep them informed. We work with clients to ensure that their messages are clinically relevant and of interest to our network. All sponsored messages are clearly marked as such and subject to review by the Epocrates editorial team. Messages are targeted to all or a subset of physicians to increase the value and relevance to recipients. This also allows clients to reach their core audiences. Depending on the alert, clinicians may have the option to view additional information on their mobile devices, save the messages for future reference or request additional information via email. Follow-up emails may include clinical abstracts, continuing medical education, conference notifications, clinical guidelines or links to relevant or branded websites. In collaboration with our clients, we have demonstrated a significant return on investment for their marketing spend from DocAlert messaging campaigns.

The balance of the messages are non-sponsored, and include useful information for recipients such as new clinical studies, practice management information and industry guidelines. Our technology allows us to deliver timely public service content such as clinical recommendations, drug recalls and safety alerts for the FDA, CDC and AHRQ to users. For example, last year, we quickly disseminated H1N1 news during the flu season on behalf of the CDC.

Virtual representative services.    Our fully integrated mobile promotional programs are designed to supplement and replicate the traditional sales model with services typically provided during representative interactions—product detailing, drug sample and patient literature delivery, and drug coverage updates. Given the changing pharmaceutical sales business model, we are well positioned to provide services to our physician network:

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EssentialPoints®.  We provide branded product details on physicians' mobile devices as two- to seven-minute overviews in a visually-engaging and interactive format. Each activity presents two or three key product messages that physicians can apply directly to patient care. Pharmaceutical companies sponsor the activities on topics such as primary product attributes, new study data, drug indications, treatment guidelines or disease state awareness. Key messages introduced in the content are reinforced through quiz questions and follow-up messages.

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Mobile sampling and patient resources.  We will provide physicians with universal access to drug samples and patient resource materials from participating pharmaceutical companies. This convenient resource, integrated in our mobile drug reference product, alleviates the need to visit individual pharmaceutical websites to order samples for their practice. Drug and disease-specific literature are also available for physicians to order at no cost to support patient education, adherence and compliance. This provides a cost-effective means for pharmaceutical companies seeking to get their brands in front of clinicians and their patients. The service complements the sales representative model as physicians can request samples or literature to be delivered by a representative or mailed.

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Contact manufacturer.  This feature enables direct access to supportive services for physicians offered by participating pharmaceutical companies. Physicians have the option to call or email participating manufacturers directly from our monograph at the point of care. Physicians may use the service to receive help with medication questions, report an adverse event, check on patient assistance programs, or speak to a medical information specialist.

Epocrates market research.    We recruit healthcare professionals to participate in market research activities. Participants can share valuable insights and earn cash honoraria. Concurrently, this service offers market research specialists, marketers and investors the opportunity to survey their target audience. As of June 30, 2010, the Epocrates panel included over 174,500 U.S. physicians. Additionally, over 640,000 other healthcare professionals, including pharmacists, nurses and medical students, have also opted-in to participate in market research. We believe the size and responsiveness of our panel offer advantages over our competitors. We can recruit participants based on one or more variables such as occupation, specialty, years in practice, practice setting and geography. We offer a variety of market research activities in which our panelists may participate to meet client research needs. These services include comprehensive online surveys, brief Q&A sessions and one-on-one interviews.

Additional services

Formulary hosting.    Healthcare professionals have the option to download health plan formulary lists for their geographic area or patient demographic at no cost. We work with over 100 large national health insurance plans, regional plans and Medicaid plans, covering approximately 100 million lives. In addition, we also collaborate with CMS to offer formulary information for all Medicare Part D plans. For each plan, we integrate coverage information, including co-pay levels, quantity limits and prior authorization requirements, into our core drug reference products. We display lower-cost and generic alternatives to the medication being considered so physicians may select a less expensive treatment, reducing costs for patients and health plans. Health plans pay to have their formularies hosted to provide physicians with electronic access to formulary information updated on a regular basis. Our formulary hosting service benefits our clients by helping them manage rising drug and administrative costs through increased utilization of generic and preferred medications. Formulary hosting also helps increase member satisfaction and strengthen physician and provider relations.

Mobile resource centers.    This educational service allows healthcare professionals to stay current on clinical developments for a variety of disease conditions and topics. Sponsored by a pharmaceutical company, each resource center is developed in conjunction with a key opinion leader for that specific disease or condition. The content is updated on a regular basis and includes information such as news abstracts, conference highlights and commentary on new medical advances in the field. These centers are sold on an annual sponsorship basis and clients have the opportunity to sponsor a center about a disease area as a way to educate physicians and build brand awareness.

Sales and promotion

Sales

Drug and clinical reference tools.    Users can purchase, access and download our free and premium mobile and online products directly from our website. Subscriptions to our premium clinical information products are available for one- or two-year terms. When current payment information is available, premium subscriptions are automatically renewed unless users opt out. We market to individual users through word of mouth and traditional marketing programs, and do not rely on a sales force to drive awareness of our core drug reference product. However, we do have a dedicated team that sells premium subscriptions and site licenses to institutions, such as hospitals, large group practices and medical schools.

Pharmaceutical services.    To reach and support our healthcare industry clients, including pharmaceutical, market research and managed care companies, we rely on a team of sales professionals and account managers. Our team continually works with clients to create programs that leverage our service offerings to meet their goals. A key client requirement is our ability to demonstrate meaningful return on investment. We have been able to accomplish this and successfully validate our results using external and third party resources. For the majority of our services, we typically receive payment prior to the performance of such services.

The majority of our interactive services are contracted on a project basis, for example, DocAlert messages and market research surveys. Services are priced based on a variety of criteria, including the targeted audience. These service agreements generally expire after a period of one year, at which point our obligations are considered fulfilled whether or not the services have been completed.

Other services are contracted for the duration of the service. For example, formulary hosting agreements are priced based on the number of lives covered by the health plan. The duration of the agreements for formulary hosting is generally a term of one to three years.

Promotion

Our network of healthcare professionals has grown primarily through word-of-mouth marketing. Other growth drivers include more traditional activities such as email and attendance at key specialty conferences. The primary focus of our marketing activities has been and will continue to be attracting new users to our free drug reference tool and further building our network of users.

A core component of our marketing strategy is leveraging our network to promote the value of our products and services. We believe having our users tell their friends and colleagues about the benefits and value of our clinical information is a highly effective, low-cost way to increase our brand awareness. We created the Epocrates Advocate Program with enthusiastic and influential users to promote the use of mobile medical technology and our solutions. These clinicians have agreed to participate in various public relations and marketing activities on our behalf, without cash compensation. In addition, we have utilized social media channels, such as Facebook and Twitter, to create a community of users.

Another component of our marketing strategy is working with medical associations to raise brand and product awareness. These associations are looking to offer valuable member benefits, as well as promote the use of technology to improve patient care and practice efficiency. We currently have marketing arrangements with over 26 state and national specialty associations, including the California Medical Association and American Psychiatric Association. Through our marketing relationships with these associations, we are able to reach up to 400,000 association members through email, direct mail, conferences, journal advertising and other media.

We have a dedicated program that targets the medical student market. By introducing students to Epocrates software during medical school, we establish an early relationship with future physicians. More than 40% of U.S. medical students use our products as of July 2010. As expected, there is higher penetration among students in their third and fourth years when their studies become more clinical in nature. As part of our medical school efforts, over 60% of U.S. accredited medical schools distribute our premium products for free to their students.

We use a variety of marketing channels to communicate with our current users. We rely primarily on email and our own DocAlert messaging system to reach our users in our network. In addition, we publish a monthly newsletter to increase awareness of new products and services, as well as develop a sense of community among our users.

Competition

We believe no one company exactly replicates our services or our business model. However, the markets we participate in are competitive and dynamic. These markets are also subject to developments in technology and the healthcare industry. Currently, we compete with other companies in two primary areas—for users of the types of clinical information we offer, and for budget dollars from our pharmaceutical clients.

Drug and clinical reference tools

Healthcare professionals choose to use mobile, online and print media to reference clinical information. All of these media compete for the attention of healthcare professionals primarily on the basis of providing access to relevant and reliable clinical information as well as the compatibility on mobile platforms. Our mobile and online drug and clinical reference tools face competition from Medscape, a division of WebMD, LLC, and UpToDate Inc., among others.

Interactive services

Our competition in the area of providing interactive services is for promotional spend by pharmaceutical companies dedicated to traditional sales and marketing methods, including sales representatives. We also compete with companies that help healthcare companies market their products, programs and services to healthcare professionals. We compete primarily on the ability to reach and communicate with healthcare professionals as well as the ability to demonstrate a significant return on investment. These competitors include Medscape, Physicians Interactive and others that provide:

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healthcare-related online portals and other websites that attract physicians by providing clinical information; and

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electronic detailing, electronic newsletters and other electronic marketing companies.

In addition, our market research business competes with firms such as Medefield America and All Global, among others. Both of these firms recruit physicians to participate in surveys, often by phone, fax, email or traditional mail. We also compete with the recruitment divisions of market research companies that have assembled their own survey panels of healthcare professionals.

Electronic health records

As we plan to enter the EHR market, we will compete with companies selling EHR solutions to solo and small group physician practices, which include eClinicalWorks, Allscripts and others.

Technology

We have built proprietary technologies supporting the rapid development and reliable deployment of our products.

Mobile applications with seamless synchronization

Our applications reside on the mobile device, ensuring enhanced availability and user access which promote a more seamless user experience and interaction. Therefore, our mobile products are not dependent on continuous access to the Internet and are fast and accessible to our users. We deploy technology that allows for wireless or cable-based installation and synchronization of our applications, depending on platform, providing clients a convenient and reliable means of downloading and updating our applications.

Infrastructure safety and security

Our infrastructure is built on industry standard, highly fault tolerant and scalable components resulting in high performance, site availability and security. Our Web and application servers are capable of delivering a wide range of content types to a large number of users. On average, we transmit more than four terabytes of clinical information updates per month to our users. Also, because our server pools may be scaled by adding commodity computer hardware, we expect to be able to handle significant growth in data transmission volume as our network expands.

Our site availability was greater than 99.99% for the three-year period ended December 31, 2009 and 100% for calendar year 2009. We are able to maximize our scheduled availability by providing virtually uninterrupted service during routine maintenance periods.

Our infrastructure is highly secure. Our firewall and other security services are built on industry standard applications from Checkpoint Technologies. Access to the co-location facility and our production infrastructure is limited and guarded 24 hours a day, seven days a week. Also, the facility has generators and fuel that can sustain the site and its security systems for three days. Our systems and applications are routinely tested, both by us and by third-party consultants. Our infrastructure is both PCI compliant and TRUSTe certified and the collocation facility is SAS70 compliant.

SaaS delivery model

Our on-demand, software-as-a-service, or SaaS, delivery model will allow our proprietary EHR product to be implemented, accessed and used by our clients remotely through an Internet connection, a standard web browser and a variety of other access points such as smartphones and other mobile devices. Our solutions are hosted and maintained by us, thus eliminating for our clients the time, risk, headcount and costs associated with installing and maintaining the application within their own information technology infrastructures. As a result, we believe our EHR solution requires less initial investment in third-party software, hardware and implementation services, and has lower ongoing support costs than traditional enterprise software. The SaaS model also allows advanced information technology infrastructure management, security, disaster recovery and other best practices to be leveraged by smaller clients that might not otherwise be able to implement such practices in their own information technology environments. Our SaaS delivery model also enables us to take advantage of operational efficiencies. Since updates and upgrades to our solutions are managed by us on behalf of our clients, we are able to implement improvements to our solutions in a more rapid and uniform way. As a result, we are required to support fewer old versions of our solutions.

User privacy and trust

We have internal policies and practices relating to, among other things, content standards and user privacy, designed to foster relationships with our users. In addition, we are a licensee of the TRUSTe Privacy Program. TRUSTe is an independent, non-profit organization whose goal is to build users' trust and confidence in the Internet. We have also provided certification to the U.S. Department of Commerce to qualify for the safe harbor exception to the European Union Data Protection Directive established for U.S.-based corporations. Our privacy policy informs users and visitors to our website what information we collect about them and about their use of our services. We also explain the choices available as to how their personal information is used and how we protect that information. Additionally, we comply with the Payment Card Industry Data Security Standard, a set of requirements designed to ensure that all companies that process, store or transmit credit card information maintain a secure environment.

Intellectual property

We rely upon a combination of trade secret, copyright, trademark and patent laws, license agreements, confidentiality procedures, employee and client nondisclosure agreements to protect the intellectual property used in our business. We currently have four issued patents which expire in 2020, 2020, 2022 and 2023, respectively, and four pending patent applications.

We use trademarks, trade names and service marks for our drug and clinical reference products and interactive services, including DocAlert®, Epocrates®, Epocrates Honors®, Epocrates ID®, Epocrates Lab™, Epocrates MedTools®, Epocrates Rx®, Epocrates Rx Pro®, Epocrates Dx®, Epocrates QuickSurvey®, Epocrates QuickRecruit®, Epocrates MedInsight®, EssentialPoints® and MedCafe®. We also use other registered and unregistered trademarks and service marks for our various services. In addition to our trademark registrations and applications, we have registered the domain names that either are or may be relevant to conducting our business, including "www.epocrates.com." We also rely on a variety of intellectual property rights that we license from third parties, including various software and healthcare content used in our services.

Government regulation

Most of our revenue is derived either directly from the healthcare industry, and pharmaceutical companies in particular. The healthcare industry is highly regulated and is subject to changing political, regulatory and other influences. These factors affect the purchasing practices and operations of healthcare organizations, as well as the behavior and attitudes of our users. Recently, healthcare reform has been enacted at the federal level, and there have been enforcement initiatives targeting the healthcare industry's promotional practices as well as proposals to increase the regulation of pharmaceutical companies. We expect federal and state legislatures and agencies to continue to consider programs to reform or revise aspects of the U.S. healthcare system and the approval and promotion of pharmaceuticals. These programs may contain proposals to increase governmental involvement in healthcare or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their spending or postponing decisions, including purchasing our products and services.

Laws and regulations have also been adopted, and may be adopted in the future, that address Internet-related issues, including mobile and online content, privacy, online marketing, unsolicited commercial email, taxation, pricing and quality of services. Many laws are complex and their application to specific services may not be clear. In particular, many existing laws and regulations, when enacted, do not anticipate the clinical information and interactive services that we provide. However, these laws and regulations may nonetheless be applied to our services.

Regulation of drug and medical device advertising and promotion

We provide services involving promotion of prescription and over-the-counter drugs and medical devices. The FDA regulates the form, content and dissemination of labeling, advertising and promotional materials prepared by, or for, pharmaceutical or medical device companies, including direct-to-consumer prescription drug and medical device advertising. The FTC regulates over-the-counter, or OTC, drug advertising and, in some cases, medical device advertising, as well as general product or service advertising. Generally, based on FDA requirements, regulated companies must limit advertising and promotional materials to discussions of FDA-approved uses and claims. Information that promotes the use of pharmaceutical products or medical devices that we disseminate on behalf of our clients is subject to the full array of the FDA and FTC requirements and enforcement actions. Information in our services that is not disseminated on behalf of clients is not subject to such regulatory oversight. However, products or services that discuss use of an FDA-regulated product or that the regulators believe may lack editorial independence from the influence of sponsoring pharmaceutical or medical device companies may become a focus of regulatory scrutiny.

The federal Food, Drug, and Cosmetic Act, or FD&C Act, requires that prescription drugs, including biological products, be approved for a specific medical indication by the FDA prior to marketing. It is a violation of the FD&C Act and of FDA regulations to market, advertise or otherwise commercialize such products prior to approval. The FDA does allow for preapproval exchange of scientific information, provided it is nonpromotional in nature and does not draw conclusions regarding the ultimate safety or efficacy of the unapproved drug. Upon approval, the FDA's regulatory authority extends to the labeling and advertising of prescription drugs offered in interstate commerce. Such products may only be promoted and advertised for approved indications. In addition, the labeling and advertising can be neither false nor misleading, and must present all material information, including risk information, in a balanced manner. Labeling and advertising that violate these legal standards are subject to FDA enforcement action. In the last few years, there have been several prominent enforcement actions, settled for hundreds of millions of dollars each, against pharmaceutical companies in connection with their alleged off-label promotion of their products.

The FDA regulates the safety, efficacy and labeling of OTC drugs under the FD&C Act, either through specific product approvals or through regulations that define approved claims for specific categories of such products. The FTC regulates the advertising of OTC drugs under the section of the FTC Act that prohibits unfair or deceptive trade practices. Together, the FDA and FTC regulatory framework requires that OTC drugs be formulated and labeled in accordance with FDA approvals or regulations and promoted in a manner that is truthful, adequately substantiated and consistent with the labeled uses. OTC drugs that do not meet these requirements are subject to FDA or FTC enforcement action depending on the nature of the violation. In addition, state attorneys general can also bring enforcement actions for alleged unfair or deceptive advertising.

Any increase in FDA regulation of the Internet or other media for advertisements of prescription drugs could make it more difficult for us to obtain advertising and sponsorship revenue. In November 2009, the FDA held hearings and solicited comments concerning its regulation of the promotion of pharmaceuticals and other medical products using the Internet and social media tools, indicating its concern about activities in these forums and its intention to consider additional regulations in this area. There is a reasonable possibility that Congress, the FDA or the FTC may alter their present policies on the advertising of prescription drugs or medical devices in a material way. We cannot predict what effect any such changes would have on our business.

Medical professional regulation

A license under applicable state law is required to practice most healthcare professions. In addition, some state laws prohibit business entities from practicing medicine. We believe that we do not practice medicine and we have attempted to structure our services, strategic relationships and other operations to avoid violating any such state licensing and professional practice laws.

Anti-kickback laws

There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. These laws are applicable to manufacturers and distributors and, therefore, may restrict how we and some of our clients market products to or otherwise interact with healthcare providers. Also, in 2002, the Office of the Inspector General of the Department of Health and Human Services, the federal government agency responsible for interpreting the federal anti-kickback law, issued an advisory opinion that concluded that the sale of advertising and sponsorships to healthcare providers and vendors, and payments of fees for services such as market research implicate the federal anti-kickback law.

HIPAA privacy standards

The Privacy Standards under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish a set of basic national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses, healthcare providers and their business associates. With our intended entry into the electronic health record market, these standards will apply directly to us for the first time. Historically, only covered entities were directly subject to potential civil and criminal liability under these standards, but the American Recovery and Reinvestment Act of 2009 expanded liability to business associates, including us.

Consumer protection regulations

We are also subject to a number of foreign and domestic laws that affect companies conducting business on the Internet. Advertising and promotional activities presented to visitors on our website and in our emails and other promotional communications are subject to federal and state consumer protection laws which regulate unfair and deceptive practices. We are also subject to various federal and state consumer protection laws. For example, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, regulates commercial emails and provides a right on the part of the recipient to request the sender to stop sending messages, and establishes penalties for the sending of email messages which are intended to deceive the recipient as to source or content. More recently, in 2009, the FTC released updated guidelines concerning the use of endorsements and testimonials, specifically citing examples of misleading promotions in online and social media settings.

Although our sites are not directed at children and we do not allow children to obtain our clinical information or participate in our services, we may be subject to the Children's Online Privacy Protection Act, or COPPA, which restricts the distribution of materials considered harmful to children and imposes additional restrictions on the ability of online services to collect information from U.S. children under the age of 13. Our sites are not directed at children and we employ a kick-out procedure whereby anyone identifying themselves as being under the age of 13 during the registration process is not allowed to register to obtain our clinical information or participate in our services.

The federal Deceptive Mail Prevention and Enforcement Act and certain state prize, gift or sweepstakes statutes may apply to contests and sweepstakes we run from time to time, and other federal and state consumer protection laws applicable to online collection, use and dissemination of data, and the presentation of website or other electronic content, may require us to comply with certain standards for notice, choice, security and access. In addition, several foreign governments have regulations dealing with the collection and use of personal information obtained from their citizens. Those governments may attempt to apply such laws extraterritorially or through treaties or other arrangements with U.S. governmental entities.

In 2003, Congress passed the Fair and Accurate Credit Transactions Act, or FACTA, to reduce the risk of identity theft from the improper disposal of consumer information. FACTA requires businesses that collect consumer data, such as our business, to take reasonable measures to prevent unauthorized access to such information. FACTA's disposal standards are flexible and allow businesses discretion in determining what measures are reasonable based upon the sensitivity of the information, the costs and benefits of different disposal methods and relevant changes in technology.

Regulation of payments to physicians

Recent legislation enacted or pending in several states mandates disclosure of certain gifts and payments by pharmaceutical companies to physicians. At the federal level, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 includes provisions requiring such disclosures nationwide. These laws may be interpreted to require disclosure or other regulation or limitation of honorarium payments made to physicians for participation in market research activities sponsored by pharmaceutical companies. The federal legislation specifically excludes honorarium payments when, as in the case of our market research, the pharmaceutical company does not know the identity of the payee, and by its terms, the federal law preempts conflicting state laws, but it is unclear whether a state law requiring the disclosure of these payments would be considered conflicting or supplemental, and therefore not preempted. Although these laws are not directed at our company, because we provide market research services involving participants from our user network and provide gifts to physicians in other instances that could be attributed to a pharmaceutical company, these laws may have a negative impact on the continued sponsorship by pharmaceutical companies of these activities or the willingness of physicians to participate in such activities and may result in a decrease in this segment of our business.

Legal proceedings

From time to time, we may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters which arise in the ordinary course of business. We are not currently involved in any material legal proceedings.

Employees

As of September 30, 2010, we had 292 employees, including 97 in research and development, 97 in sales and marketing, 56 in client services, 34 in general and administrative and eight in information technology and facilities. None of our employees is covered by a collective bargaining agreement.

Facilities

We have offices located in San Mateo, California and East Windsor, New Jersey. Our San Mateo office consists of approximately 59,236 square feet of office space pursuant to a lease that is set to expire on December 31, 2014. Our East Windsor office consists of approximately 11,286 square feet of office space pursuant to a lease that is set to expire on January 31, 2013. Our new lease for our future offices in Ewing, New Jersey, consists of approximately 20,478 square feet of office space pursuant to a lease that is set to expire on March 31, 2014.

Management

Executive officers, key employees and directors

Our current executive officers, key employees and directors and their respective ages and positions are:

Name	Age	Position
Rosemary A. Crane(1)	51	President and Chief Executive Officer and Director
Paul F. Banta(1)	50	Executive Vice President, General Counsel and Secretary
David B. Burlington(1)	47	Chief Operations Officer
Thomas C. Giannulli	45	Chief Medical Information Officer
Joseph B. Kleine(1)	47	Executive Vice President and Chief Commercial Officer
Burt W. Podbere(1)	44	Senior Vice President, Finance
Patrick D. Spangler(1)	55	Chief Financial Officer
Patrick S. Jones(3)(4)	66	Chairman of the Board
Peter C. Brandt(2)(4)(5)	53	Director
Philippe O. Chambon, M.D., Ph.D.(2)(3)	52	Director
Darren W. Cohen(6)	36	Director
Thomas L. Harrison(2)	63	Director
Gilbert H. Kliman, M.D.(2)	52	Director
John E. Voris(3)(4)	63	Director
Mark A. Wan	45	Director
Jacob J. Winebaum(2)	51	Director

(1)
Executive officer of Epocrates.

(2)
Member of our compensation committee.

(3)
Member of our corporate governance and nominating committee.

(4)
Member of our audit committee.

(5)
Mr. Brandt will be joining our board upon the effectiveness of this offering.

(6)
Mr. Cohen will be resigning from our board prior to the effectiveness of this offering.

Executive officers

Rosemary A. Crane has served as our President since November 2009, Chief Executive Officer since February 2009 and has been a member of our board of directors since October 2008. From July 2004 to March 2008, Ms. Crane was a Company Group Chairman for the over-the-counter, specialty and nutritionals businesses of Johnson & Johnson, Inc., a consumer health company, where her primary responsibilities included leadership and oversight of all operational functions of the business, including marketing, sales, research and development and finance. From July 2002 to July 2003, Ms. Crane was an Executive Vice President of global marketing for the pharmaceutical group of Johnson & Johnson, where her primary responsibilities included creating a new product development process and executing the worldwide launch for several new products and indications. From May 2000 to April 2002, Ms. Crane was President of the U.S. Primary Care division for Bristol-Myers Squibb, a pharmaceutical company, where her primary responsibilities included the operations, sales, marketing, medical, regulatory, managed healthcare and compliance departments for five product divisions. Ms. Crane holds a B.A. from the State University of New York, Oswego and an M.B.A. from Kent State University. Ms. Crane continues to be a valuable member of the board of directors in part due to her extensive experience in the pharmaceutical industry.

Paul F. Banta has served as our Executive Vice President since May 2009, Secretary since 2001 and General Counsel since September 2000. From September 1997 to August 2000, Mr. Banta served as Senior Vice President of PCS Health Systems, a health solutions company, and as its Assistant General Counsel from February 1995 to August 1997. From June 1987 to January 1995, Mr. Banta was employed by Eli Lilly and Company, a pharmaceutical company, serving as corporate counsel from June 1989 to January 1995. Mr. Banta holds an A.B. from Bowdoin College and both a J.D. and an M.B.A. from Columbia University.

David B. Burlington has served as our Chief Operations Officer since October 2010. From August 2005 to August 2010, Mr. Burlington served as Group Vice President, Applications and Technology for Taleo Corporation, a talent management software company. From March 2001 to July 2005, Mr. Burlington served as Senior Vice President of Product Development for Comergent Technologies, Inc., an e-business software company. Mr. Burlington holds a B.S. from Santa Clara University.

Joseph B. Kleine has served as our Executive Vice President and Chief Commercial Officer since February 2010. He joined Epocrates in January 2001 and has led our pharmaceutical industry sales effort for most of his tenure with us. In January 2008, he was named Senior Vice President, Healthcare Sales. From July 2000 to December 2000, Mr. Kleine served as Vice President of Sales and Marketing for PharmaPRN, a pharmaceutical services company. From October 1999 to July 2000, Mr. Kleine served as Senior Vice President of Strategic Planning and Business Development at Lyons Lavey Nickel Swift Inc., a full service advertising agency within the Omnicom network. From June 1988 to September 1999, Mr. Kleine served in various sales and marketing capacities at Eli Lilly and Company. Mr. Kleine holds a B.A. from Dickinson College and an M.B.A. from Duke University's Fuqua School of Business.

Burt W. Podbere has served as our Senior Vice President, Finance and Chief Accounting Officer since May 2010. Mr. Podbere served as our Interim Chief Financial Officer from July 2010 to September 2010. From May 2007 to April 2010, Mr. Podbere served in a variety of roles, including Vice President, Finance and Chief Accounting Officer as well as Vice President and Controller. From March 2006 to April 2007, Mr. Podbere was Director of Finance at Adteractive Inc., an interactive lead generation and customer acquisition company. From September 2005 to February 2006, Mr. Podbere was Senior Director, Revenue for Symantec Corporation. From 2001 to August 2005, Mr. Podbere held several positions at Amdocs, a provider of software and services for billing, including General Manager of Amdocs Software Systems Limited based in Dublin, Ireland from 2002 to August 2005 and Director of Finance for Amdocs Canada, Inc. from 2001 to 2002. Mr. Podbere holds a B.A. from McGill

University and earned his designation as a Chartered Accountant while working at Ernst & Young during the years 1992 to 1996. Mr. Podbere is a member in good standing of the Canadian Institute of Chartered Accountants.

Patrick D. Spangler has served as our Chief Financial Officer since September 2010. From May 2010 to September 2010, Mr. Spangler served as Operating Partner at Three Fields Capital, a private equity and venture capital firm. From June 2009 to April 2010, Mr. Spangler served as Chief Financial Officer for High Jump Software Inc., a supply chain management software company. From April 2005 to January 2009, Mr. Spangler served as Senior Vice President and Chief Financial Officer for ev3 Inc., a medical device company, and as its Treasurer from April 2005 to February 2008. From June 1997 to January 2005, Mr. Spangler served as Executive Vice President, Chief Financial Officer and Assistant Secretary for Empi, Inc., a company specializing in rehabilitative medical devices. From January 2005 to March 2005, Mr. Spangler served as a consultant to Empi, Inc. Mr. Spangler holds a B.S. from the University of Minnesota, an M.B.A. from the University of Chicago and an M.B.T. from the University of Minnesota. Mr. Spangler serves on the board of directors of Urologix, Inc.

Key employee

Thomas C. Giannulli has served as our Chief Medical Information Officer since August 2009. From September 2003 to August 2009, Dr. Giannulli served a the Chief Executive Officer of Caretools, Inc., a healthcare technology company, where his primary responsibilities included leadership and oversight of all operational functions of the company, as well as development of strategic initiatives. From July 2001 to December 2004, Dr. Giannulli served a chief executive officer of Healthscan, Inc., a CT imaging center, where his primary responsibilities included leadership and oversight of advanced imaging development activities. Dr. Giannulli holds a B.S. from University of California, Irvine, an M.S. from University of Utah and an M.D. from University of Texas at Houston Medical School, where he completed a residency in internal medicine.

Non-employee directors

Patrick S. Jones has served on our board of directors since October 2005. Mr. Jones has been a private investor since March 2001. From June 1998 to March 2001, Mr. Jones was the Senior Vice President and Chief Financial Officer of Gemplus International S.A., a manufacturer of smart cards for banking, retail, security, and telecommunications. From 1992 to May 1998, Mr. Jones was Vice President, Finance and Corporate Controller for Intel Corporation. Mr. Jones holds a B.A. from the University of Illinois and an M.B.A. from St. Louis University. Mr. Jones also serves as Chairman of the Board of Lattice Semiconductor, Inc. and serves as a director of Novell, Inc., Openwave Systems Inc. and several private companies. Mr. Jones is a valuable member of the board of directors in part due to his extensive financial management and corporate governance expertise.

Peter C. Brandt will join our board of directors upon the effectiveness of this offering. Since September 2009, Mr. Brandt has been serving on the boards of directors for various healthcare companies. From April 2008 to August 2009, Mr. Brandt served as President and Chief Executive Officer of Noven Pharmaceuticals, Inc., a specialty pharmaceuticals company. From May 2007 to April 2008, Mr. Brandt served as a consultant for various healthcare companies. From January 2006 to May 2007, Mr. Brandt served as President of U.S. Pharmaceutical Operations of Pfizer, Inc., a biomedical and pharmaceutical company, and as President of Latin American Pharmaceutical Operations and Senior Vice President of Global Pharmaceuticals of Finance, Information Technology, Planning and Business Development, and Pfizer Health Solutions from January 2004 to December 2005. Mr. Brandt holds a B.A. from the University of Connecticut and an M.B.A. from Columbia University. Mr. Brandt previously served on the board of directors of Noven Pharmaceuticals, Inc. and currently serves as a director of Rexahn

Pharmaceuticals, Inc. and Auxilium Pharmaceuticals, Inc. We believe he will be a valuable member in part due to his extensive experience in the pharmaceutical industry.

Philippe O. Chambon, M.D., Ph.D. has served on our board of directors since August 2000. Since July 2005, Dr. Chambon has served as a Managing Director of New Leaf Venture Partners, a venture capital firm spun off from Sprout Group, the venture capital affiliate of Credit Suisse. Dr. Chambon joined Sprout Group in May 1995 and became a General Partner in January 1997. From May 1993 to April 1995, Dr. Chambon served as Manager in the healthcare practice of The Boston Consulting Group, a consulting firm. From September 1987 to April 1993, Dr. Chambon served as Executive Director of New Product Management for Sandoz Pharmaceutical, Inc., a pharmaceutical company. Dr. Chambon holds an M.D. and a Ph.D. from the University of Paris and an M.B.A. from Columbia University. Dr. Chambon also serves as a director of Auxilium Pharmaceuticals, Inc., NxStage Medical, Inc. and several private biotechnology companies. Dr. Chambon is a valuable member of the board of directors in part due to his leadership, corporate governance, strategic, capital market and small company build-up experience within the healthcare technology sector.

Darren W. Cohen has served on our board of directors since December 2008. Since December 2010, Mr. Cohen has served as a Managing Director of the Principal Strategic Investments group at Goldman, Sachs & Co., an investment banking firm and served as a Vice President of the Principal Strategic Investments group there from January 2007 to December 2010. From January 2004 to January 2007, Mr. Cohen was a Senior Analyst at Calypso Capital Management, an equity hedge fund. From September 2000 to December 2003. Mr. Cohen served as an Executive Director in Investment Research for Goldman Sachs in London. Mr. Cohen holds a B.A. from Emory University. Mr. Cohen is a valuable member of the board of directors in part due to his extensive knowledge of financial markets and prior experience as an equity research analyst.

Thomas L. Harrison has served on our board of directors since January 2002. Since May 1998, Mr. Harrison has served as Chairman and Chief Executive Officer of the Diversified Agency Services division of Omnicom Group, Inc., an advertising and marketing company. Mr. Harrison holds an honorary doctorate and an M.S. from West Virginia University. Mr. Harrison also serves as a director of Morgan's Hotel Group. Mr. Harrison is a valuable member of the board of directors in part due to his communications and marketing experience.

Gilbert H. Kliman, M.D. has served on our board of directors since September 1999. Dr. Kliman has been a partner at InterWest Partners, a venture capital firm, since 1996 and has been a managing director there since 1999. From November 1995 to November 1996, Dr. Kliman was an investment manager at Norwest Venture Partners, a venture capital firm. From July 1989 to September 1992, Dr. Kliman served as an associate at TA Associates, a private equity investment firm. Dr. Kliman holds a B.A. from Harvard University, an M.D. from the University of Pennsylvania and an M.B.A. from the Stanford Graduate School of Business. Dr. Kliman also serves as a director of several private life science companies. Dr. Kliman is a valuable member of the board of directors in part due to his experience as a former practicing physician and in financial markets and his extensive knowledge of the company, having been a director since 1999, which brings historic knowledge and continuity to the board of directors.

John E. Voris has served on our board of directors since June 2000. Mr. Voris is the former Chief Executive Officer and a director of HAPC, Inc., a company formed for the purpose of acquiring operating businesses in the healthcare sector. From June 2000 to June 2004, Mr. Voris served as the President and Chief Executive Officer of Epocrates. He was also the Chairman of the board of directors of Epocrates from 2004 to 2005. Prior to joining Epocrates, Mr. Voris spent nearly three decades at Eli Lilly and Company, serving in a variety of leadership roles. Mr. Voris holds a B.A. and an M.B.A. from the Kelley School of Business at Indiana University. Mr. Voris also serves as a director of InfuSystem Holdings, Inc. and a privately held company. Mr. Voris is a valuable member of the board of directors in part due to his experience in the healthcare industry and his extensive knowledge of Epocrates, having previously been our President and Chief Executive Officer.

Mark A. Wan has served on our board of directors since September 1999. Mr. Wan co-founded Three Arch Partners, a venture capital firm, in 1993. Mr. Wan holds a B.S. in engineering and a B.A. in economics from Yale University and an M.B.A. from the Stanford Graduate School of Business. Mr. Wan also serves as a director of Biosensors International Group, Ltd. and several private medical companies. Mr. Wan is a valuable member of the board of directors in part due to his experience in financial markets and his extensive knowledge of the company, having been a director since 1999, which brings historic knowledge and continuity to the board of directors.

Jacob J. Winebaum has served on our board of directors since July 2010. Mr. Winebaum founded Blue Waters Research LLC, an incubator and investment firm, in January 2010, where he identifies and manages strategic investments. Since August 1999, Mr. Winebaum has been a Managing Director of eCompanies, LLC, or eCompanies, an internet incubator company that he co-founded, and from 1999 until 2009, he was a Managing Partner of eCompanies Venture Group, LP, an affiliated venture capital fund. From January 2002 to April 2008, Mr. Winebaum served as Chairman and Chief Executive Officer of Business.com, Inc., an internet search company incubated by eCompanies. From August 2007 until April 2008, Mr. Winebaum was President of RHD Interactive, an online local search directory. Mr. Winebaum holds a B.A. from Dartmouth University. Mr. Winebaum has recently joined our board of directors and we believe he will be a valuable member in part due to his extensive experience in the Internet industry.

Executive officers

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers.

Role of board in risk oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through various board of directors' standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure, while our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board composition

Our amended and restated certificate of incorporation to become effective upon the completion of this offering, or the amended and restated certificate of incorporation, will permit our board of directors to establish by resolution the authorized number of directors. Our board of directors currently consists of nine directors, with one vacancy. Upon the effectiveness of this offering, Mr. Brandt will join the board.

In addition, Mr. Cohen will resign from the board prior to the effectiveness of this offering. Each director serves until the expiration of the term for which such director was elected or appointed, or until such director's death, resignation or removal. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the next annual meeting following election. Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors.

We believe that the composition of our board of directors meets the requirements for independence under the current requirements of The NASDAQ Global Market. As required by The NASDAQ Global Market, we anticipate that our independent directors will meet in regularly scheduled executive sessions at which only independent directors are present. We intend to comply with future requirements to the extent they become applicable to us.

Voting agreement

The election of our directors is governed by an amended and restated voting agreement, that we entered into with certain holders of our common stock and holders of our preferred stock, and related provisions of our certificate of incorporation, as amended. The holders of a majority of our Series A Stock, voting as a single class, have designated Dr. Kliman and Mr. Wan for election to our board of directors. The holders of a majority of our Series B Stock, voting as a single class, have designated Dr. Chambon for election to our board of directors. The holders of a majority of our common stock and preferred stock, voting together as a single class, have designated the remainder of our directors for election to our board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of our board members.

Committees of the board of directors

Our board of directors currently has an audit committee, a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below.

Audit committee

Our audit committee is composed of Messrs. Jones and Voris and, upon the effectiveness of this offering, Mr. Brandt, each of whom is a non-employee member of our board of directors. Mr. Jones is the chairman of the audit committee. The board of directors has determined that Mr. Jones is an "audit committee financial expert" as defined under SEC rules and regulations. We believe that, following the addition of Mr. Brandt, the composition of our audit committee will meet the requirements for independence and financial sophistication under the current requirements of the NASDAQ listing standards and SEC rules and regulations. In addition, our audit committee has the specific responsibilities and authority necessary to comply with the current requirements of the NASDAQ listing standards and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our audit committee is responsible for, among other things:

•
overseeing the accounting and financial reporting processes and audits of our financial statements;

•
appointing an independent registered public accounting firm to audit our financial statements;

•
overseeing and monitoring:

•
the integrity of our financial statements;

•
our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•
our independent registered public accounting firm's qualifications, independence and performance; and

•
our internal accounting and financial controls;

•
preparing the report that SEC rules require be included in our annual proxy statement;

•
providing the board of directors with the results of its monitoring and recommendations;

•
providing to the board of directors additional information and materials as it deems necessary to make the board of directors aware of significant financial matters that require the attention of the board of directors; and

•
overseeing compliance by employees with our Code of Business Conduct and Ethics.

Our independent registered public accounting firm and internal financial personnel have unrestricted access to our audit committee and meet privately with our audit committee on a regular basis.

Compensation committee

Our compensation committee is currently composed of Drs. Chambon and Kliman and Messrs. Harrison and Winebaum and, upon the effectiveness of this offering, Mr. Brandt, each of whom is a non-employee member of our board of directors. Dr. Kliman is the chairman of the compensation committee. Each member of our compensation committee is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and a "non-employee director" within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. We believe that the composition of our compensation committee meets the requirements for independence under the current requirements of the NASDAQ listing standards and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Our compensation committee is responsible for, among other things:

•
recommending to the board of directors for approval the compensation and other terms of employment of our chief executive officer;

•
reviewing and approving for our other executive officers:

•
annual base salary;

•
annual incentive bonus, including the specific goals and amount;

•
equity compensation;

•
any other benefits, compensations, compensation policies or arrangements; and

  •
  employment agreements, severance arrangements and change of control agreements/provisions;

•
evaluating and recommending to the board of directors for approval the compensation plans and programs advisable for the company, as well as evaluating and recommending to the board of directors for approval the modification or termination of existing plans and programs;

•
reviewing and approving the compensation paid to non-employee directors for their service on the board of directors and its committees;

•
preparing a report to be included in our annual proxy statement;

•
determining and approving the compensation and other terms of employment of the chief executive officer and shall evaluate the chief executive officer's performance in light of relevant corporate performance goals and objectives;

•
reviewing and approving the individual and corporate performance goals and objectives of our other executive officers; and

•
acting as administrator of our current benefit plans.

Corporate governance and nominating committee

Our corporate governance and nominating committee is currently composed of Messrs. Jones and Voris and Dr. Chambon, each of whom is a non-employee member of our board of directors. Mr. Voris is the chairman of the corporate governance and nominating committee. We believe that the composition of our corporate governance and nominating committee meets the requirements for independence under the current requirements of the NASDAQ listing standards.

Our corporate governance and nominating committee is responsible for, among other things:

•
reviewing board structure, composition and practices, and making recommendations on these matters to the board of directors; and

•
reviewing, soliciting and making recommendations to the board of directors and stockholders with respect to candidates for election to the board of directors.

Compensation committee interlocks and insider participation

During the last fiscal year, none of the members of our compensation committee was one of our officers or employees. None of our executive officers serves, or has served in the past year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who have served on our board of directors or compensation committee. Our board of directors noted that Mr. Harrison did not derive any direct or indirect material benefit from the agreements between Epocrates and certain subsidiaries of Diversified Agency Services, Inc., where Mr. Harrison serves as the Chief Executive Officer, as described in greater detail below. Our board of directors believes that such agreements are in Epocrates' best interest and on terms no less favorable than could be obtained from other third parties.

In August 2004, we entered into an agreement with Health Science Center for Continuing Medical Education, or HSC, whereby HSC disseminates accredited continuing medical education and training activities via our handheld software. Mr. Harrison is the chief executive officer of Diversified Agency

Services, or DAS, HSC's parent company. Pursuant to the agreement, HSC has agreed to pay us a flat fee of $300,000 per year in four equal quarterly installments of $75,000 to be used to develop the handheld software for the dissemination of HSC's education and training activities. We charge HSC on a per activity basis, ranging from $10,000 to $25,000 per activity based on the number of activities disseminated. Any additional purchases of our products by HSC count as payment towards the yearly per-activity fee or flat fee. We recorded revenue from HSC of $300,000, $0 and $0 for the years ended December 31, 2007, 2008 and 2009, respectively.

In 2007, 2008 and 2009, we entered into various agreements with Cline Davis & Mann, Inc. and, in 2009 only, SSCG Media Group, a division of Cline Davis & Mann, whereby we provided various marketing, educational, media and creative services through our DocAlert channel. Cline Davis & Mann is also a subsidiary of DAS. We recorded revenue from Cline Davis & Mann of approximately $1.8 million, $1.0 million and $800,000 for the years ended December 31, 2007, 2008 and 2009, respectively. In addition, we recorded revenue from SSCG Media Group of approximately $700,000 for the year ended December 31, 2009.

In 2009, we provided services to Porter Novelli, also a DAS subsidiary. In connection with these services, we recorded revenue from Porter Novelli of approximately $200,000 for the year ended December 31, 2009. In addition, in 2010, Porter Novelli provided advertising services to us and, as of September 30, 2010, we incurred expenses of approximately $953,000 for the current fiscal year in connection with these advertising services.

Executive compensation

Compensation discussion and analysis

Introduction

This Compensation discussion and analysis provides information regarding our compensation programs and policies for the following executives (these named executive officers are referred to in this Compensation Discussion and Analysis and in the subsequent tables as our "NEOs"):

Name	Title

Rosemary A. Crane	President and Chief Executive Officer

Patrick D. Spangler	Chief Financial Officer

Paul F. Banta	Executive Vice President, General Counsel and Secretary

David B. Burlington	Chief Operations Officer

Joseph B. Kleine	Chief Commercial Officer

Burt W. Podbere	Senior Vice President, Former Interim Chief Financial Officer

Richard H. Van Hoesen	Former Chief Financial Officer and Executive Vice President

Compensation philosophy and objectives

We believe that compensation of our NEOs should:

•
provide a means for us to attract, retain and reward high-quality executives who will contribute to the long-term success of Epocrates;

•
inspire our executive officers to achieve our business objectives;

•
encourage our executive officers to work as a team; and

•
align the financial interests of the executive officers with those of the stockholders.

To achieve these objectives, we use a mix of compensation elements, including base salary, annual cash incentives, time-based stock options and restricted stock units, performance-based stock options, employee benefits and limited perquisites and severance and change of control benefits.

While the compensation committee (or the board of directors, as applicable) reviews the total compensation package for each of our executive officers in connection with the decisions it makes each year regarding each individual element of compensation, the amount of each element of compensation awarded is also assessed independent of the amount of any other one element awarded. In determining the amount and form of these compensation elements, we may consider a number of factors, including the following:

•
the experiences and individual knowledge of the members of the board of directors regarding compensation of similarly situated executives at other companies, as private company survey data is not as readily available as it is for public companies, and our board members have valuable insight on private company compensation practices that is not available from strict reliance on survey data;

•
compensation levels paid by companies in our peer group, with a particular focus on having the target total cash compensation levels at or around the 50th percentile of the compensation paid to similarly situated officers employed by those peer companies, as we believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure;

•
corporate and/or individual performance, as we believe this encourages our executives to focus on achieving our business objectives;

•
the need to motivate executives to address particular business challenges that are unique to any given year;

•
internal pay equity of the compensation paid to one NEO as compared to another, as we believe this contributes to retention and a spirit of teamwork among our executives while recognizing that compensation opportunities should increase based on increased levels of responsibility as between executive officers;

•
the potential dilutive effect on our stockholders generally from equity awards;

•
broader economic conditions, in order to ensure that our pay strategies are effective yet responsible; and

•
individual negotiations with executives, particularly in connection with their initial compensation package, as these executives may be leaving meaningful compensation opportunities at their prior employer in order to come work for us, as well as upon their departures, as we recognize the benefit to our stockholders of seamless transitions.

Role of the compensation committee in setting executive compensation

Our compensation committee is generally responsible for:

•
determining, reviewing, modifying and approving the compensation and other terms of employment of our executive officers;

•
reviewing and approving corporate performance goals relevant to such compensation and compensation of senior management;

•
administering our equity and cash-based incentive plans, including the adoption, amendment and termination of such plans; and

•
reviewing and approving the terms of any employment agreements, severance arrangements, change of control protections and any other compensatory arrangements for our executive officers.

However, the compensation committee may, at its discretion and in accordance with the philosophy of making all information available to the board of directors, present executive compensation matters to the entire board of directors for its review and approval. In addition, prior to this offering, our compensation committee's authority in respect of Chief Executive Officer compensation was limited to recommending compensation to the board of directors for its approval.

As part of its deliberations, in any given year, the compensation committee may review and consider materials such as company financial reports and projections, operational data, tax and accounting information, projection of the total compensation that may become payable to executives in various hypothetical scenarios, executive stock ownership information, analyses of historical executive compensation levels and current company-wide compensation levels and the recommendations of the Chief Executive Officer and the compensation committee's independent compensation consultant.

Role of our management

Our Human Resources, Finance and Legal departments work with our Chief Executive Officer and the compensation committee's compensation consultant to design and develop compensation programs applicable to NEOs and other senior management, to recommend changes to existing compensation programs, to recommend financial and other performance targets to be achieved under those programs, to prepare analyses of financial data, peer comparisons and other compensation committee briefing materials and ultimately, to implement the decisions of the compensation committee. Members of our Human Resources, Finance and Legal departments attend compensation committee meetings and provide background on materials presented to the compensation committee. Members of these departments and our Chief Executive Officer also meet separately with the compensation committee's consultant to convey information on proposals that management may make to the compensation committee, as well as to allow the consultants to collect information about Epocrates to develop their own proposals.

For executives other than the Chief Executive Officer, the compensation committee solicits and considers the performance evaluations and compensation recommendations submitted to the compensation committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the compensation committee facilitates the evaluation of her performance, assisted by the Chairperson of the board of directors, and determines whether to recommend to the board of directors any adjustments to her compensation.

Role of our compensation consultant

In connection with making its recommendations for executive compensation for 2010, Epocrates engaged Towers Watson to act as our compensation consultant in respect of executive and board of directors' compensation matters. The compensation committee directed Towers Watson to provide its analysis of whether our existing compensation strategy and practices were consistent with our compensation objectives and to assist the compensation committee in modifying our compensation program for executive officers in order to better achieve our objectives. As part of its duties, Towers Watson provided the following services:

•
reviewed and provided recommendations on composition of the peer groups;

•
provided compensation data for employees at our peer group companies as well as from published surveys;

•
conducted a review of the compensation arrangements for all of our officers, including providing advice on the design and structure of our annual management bonus plan;

•
conducted a review of our equity compensation program (including an analysis of equity mix, aggregate share usage and target grant levels);

•
conducted a review of board member compensation, and provided market data and summaries to the corporate governance and nominating committee and compensation committee regarding board of directors pay structure; and

•
updated the compensation committee on emerging trends/best practices in the area of executive compensation.

Towers Watson did not provide us with any other services.

During 2010, the compensation committee met from time to time with Towers Watson with management present and in separate meetings, including executive sessions during committee meetings. Our General Counsel, Chief Financial Officer and Senior Vice President of Human Resources worked with Towers Watson as directed by the compensation committee to provide any information Towers Watson required in order to provide its services.

Benchmarking of compensation

Source of data.    As with many private companies, our compensation committee (or our board of directors, as applicable) generally discussed compensation levels in the context of the experiences and individual knowledge of each board member as well as against comparable market data for both private companies and our public company peer group. This approach called for our board members to use their reasonable business judgment in determining compensation levels that would allow us to compete in hiring and retaining the best possible talent, without strict reliance on third party survey data (data which, in the private company context, is not as robust as it is for public companies).

However, the compensation committee (and the board of directors, as applicable) did consider several different peer company data sources in determining the annual compensation for our executive officers, including the Radford High-Tech Industry Executive and Benchmark Surveys, the Dow Jones Compensation Pro Pre-IPO database and public filings by companies selected as part of our peer group.

Peer group composition.    In February 2010, Towers Watson worked with the compensation committee and executive management to propose a group of peer companies for the compensation committee's use in evaluating 2010 compensation. The compensation committee approved the following companies, based on the recommendations of Towers Watson, as our peer group of companies for purposes of evaluating 2010 compensation and making pay decisions:

Amicas athenahealth Computer Programs and Systems Health Grades Healthstream Icad	Medassets Medidata Solutions Mediware Information Systems Merge Healthcare Phase Forward QuadraMed	Quality Systems Transcend Services Vital Images WebMD Health

These companies were chosen because they were generally similar to us in terms of industry (healthcare technology), revenue (generally one half to two times our size with any outliers being close to industry peers), geographic location (Silicon Valley) and/or competition for the same group of executive talent. However, given our status as a private company, peer company data was just one resource used in determining executive compensation. As a result, review of peer company data primarily serves as a guidepost, rather than a benchmark, for setting compensation.

Compensation positioning and compensation allocations.    In general, as we prepared for becoming a public company, the compensation committee, in line with our philosophy, aims to provide for target total cash and equity compensation levels at or around the 50th percentile of the compensation paid to similarly situated officers employed by the public peer group companies for target level performance.

The compensation committee also reviewed typical ownership percentages of similarly situated pre-IPO companies for executive officers individually and in total for the company. In trying to achieve this positioning, the compensation committee did not have a rigid pre-set allocation of compensation as between the various elements of compensation in our executive compensation program, but generally assessed the various compensation elements as follows:

•
annual cash compensation targeted at the 50th to 75th percentile for our public company peer group companies; and

•
target equity compensation at the 50th to 75th percentile (to the extent doing so did not cause unreasonable dilution) for pre-IPO companies that approximate our size and stage of life.

In determining equity compensation, the compensation committee considered the total equity ownership of each individual relative to comparable positions in similar pre-IPO stage companies and the extent to which the individual's equity had vested. New grants were made, taking into consideration the estimated Black-Scholes value based on the fair market value of our stock around the time the committee met. Since incentive cash and equity awards have both upside opportunities and downside risks, the target percentages set at the beginning of a fiscal year may not equal the compensation actually earned under these awards.

Our compensation committee believes targeting total cash compensation at the 50th to 75th percentile for our peer group is necessary in order to achieve the primary objectives, described above, of our executive compensation program. However, as noted above under "Compensation philosophy and objectives," benchmarking is just a reference point. Other factors, such as economic conditions, performance, internal pay equity and individual negotiations, play an important role with respect to the compensation offered to any executive in any given year. We believe this approach helps us to compete in hiring and retaining the best possible talent while at the same time maintaining a reasonable and responsible cost structure.

Reasons for providing, and manner of structuring, the key compensation elements in 2010

Elements of compensation.    The table below outlines which factors were material to the decisions of the compensation committee in 2010 and the reasons such element of compensation is provided.

Compensation element	Material factors considered in 2010 in determining amount	Objective

Base salary	• Board members' experience and knowledge • Broader market conditions • Individual performance and demonstration of successful contributions and results • Public company market data	• Attract and retain experienced executives

Annual performance-based cash bonuses
• Board members' experience and knowledge

• Achievement of corporate objectives, particularly in light of broader market conditions

• Internal pay equity; contribution by level (for targets as percent of salary)

• Corporate performance against pre-established financial goals
• Attract and retain exceptional talent

• Motivate executives to achieve company objectives while working as a team

• Link corporate performance with compensation paid

• Provide incentives to promote our growth and create stockholder value, thereby aligning the financial interests of the executive officers with those of the stockholders

Time-based stock options and restricted stock units

• Board members' experience and knowledge

• Internal pay equity

• The potential dilutive effect on our stockholders

• Comparable market data for pre-IPO companies

• Public company market grant values

• Potential gain and unvested holdings

• Attract and retain exceptional talent

• Link corporate performance with compensation paid

• Provide incentives to promote our growth and create stockholder value, thereby aligning the financial interests of the executive officers with those of the stockholders

Performance-based option awards

• Board members' experience and knowledge

• Achievement of corporate objectives, particularly in light of broader market conditions

• Internal pay equity

• The potential dilutive effect on our stockholders

• Comparable market data for pre-IPO companies

• Public company market grant values

• Potential gain and unvested holdings

• Attract and retain exceptional talent

• Motivate executives to achieve company objectives while working as a team

• Provide incentives to promote our growth and create stockholder value, thereby aligning the financial interests of the executive officers with those of the stockholders

Compensation element	Material factors considered in 2010 in determining amount	Objective

Employee benefits and limited perquisites	• Board members' experience and knowledge • Internal pay equity • Individual negotiations with executives	• Attract and retain exceptional talent • Encourage officers to work as a team

Severance and change in control benefits	• Board members' experience and knowledge • Internal pay equity • Individual negotiations with executives
• Attract and retain exceptional talent

• Motivate executives to achieve company objectives, which may in any given year include completion of a strategic transaction

• Align the financial interests of the executive officers with those of the stockholders – that is, the completion of a desired transaction without regard to executive's own compensation/job security

The compensation committee believes that incentive compensation opportunity – in the form of both cash and equity awards – should make up a larger portion of each NEO's target total compensation as the executive's level of responsibility increases. For example, the target levels of cash and equity incentives for our Chief Executive Officer are generally greater than the target incentive compensation opportunities afforded to our other NEOs. This approach to internal pay equity reflects the compensation committee's recognition of the relative importance of each officer's contributions to the success of the Company. By increasing the portion of total target compensation that is performance-based with increasing levels of responsibility, we believe our compensation program provides appropriate levels of incentive for our officers to perform their duties to the best of their abilities.

Base salary.    Each of our named executive officers has entered into an at-will employment agreement or offer letter with us that provides for their initial base salary. Our compensation committee generally reviews base salaries in the first quarter of the fiscal year.

In preparation for 2010, Towers Watson presented information to our compensation committee on base salaries at peer companies. The committee considered this data as well as input and the performance evaluations by the Chief Executive Officer for her direct reports, and the Chief Executive Officer performance evaluation presented by the Chairperson of the board of directors, and recommended the following base pay actions for the Chief Executive Officer to the full board of directors and approved the actions for the other NEO's as follows:

Name	2009 Base Salary	2010 Base Salary	% Change	Market Position (percentile)	Rationale

Rosemary A. Crane	$340,000	$350,000	2.9%	50th	Market typical increase, no increase in prior year

Patrick D. Spangler	N/A	$300,000	N/A	75th	New hire offer; critical to IPO

Paul F. Banta	$255,000	$255,000	0%	75th	Pay level appropriate as compared to market and internal equity

David B. Burlington	N/A	$270,000	N/A	50th	New hire offer

Joseph B. Kleine	$220,000	$280,000	33%	75th	To acknowledge increase in responsibilities and unique nature of this role/criticality to the Company.

Burt W. Podbere	$200,000	$224,200	12%	75th	Recognition of excellent performance

Richard H. Van Hoesen	$255,000	$262,250	2.8%	60th	Market typical increase, no increase in prior year

The compensation committee felt that these salary levels were appropriate in matching the desire to have each of our executive officers be positioned at the appropriate market level that is reflective of their skills, contributions and performance against comparable public peer roles as we approach our public offering.

Annual cash bonuses.    We have an annual management bonus plan under which cash bonuses may be earned by our executive officers and other members of management based on company performance. The employment agreements or offer letters of each of our NEOs generally set forth their initial target bonus levels. Our compensation committee generally reviews target bonus levels each fall in anticipation of the coming year. In the first quarter of 2010, Towers Watson presented comparable market data to our compensation committee on target bonus levels at peer companies, company financial status and market conditions generally. After considering this information, the compensation committee set the target bonus levels for our then-employed NEOs as noted below. Subsequently, in connection with hiring Mr. Spangler and Mr. Burlington, the compensation committee established the target bonuses for these individuals based on reference to peer company data, internal pay equity, the criticality of these roles to our company and reflection on current market conditions as follows:

Name	2009 Target Bonus %	2010 Target Bonus %	Change (absolute)	Market Position (percentile)	Rationale

Rosemary A. Crane	50%	70%	+20%	60th	Bring to competitive market levels for a public company CEO

Patrick D. Spangler	N/A	60%	N/A	75th	Similarly competitive level for public company CFO; new hire

Paul F. Banta	35%	35%	0%	50th	Appropriately positioned

David B. Burlington	N/A	60%	N/A	60th	Similarly competitive for public company COO; new hire

Joseph B. Kleine	commission	70%	N/A	75th	Similarly competitive for public company CCO

Burt W. Podbere	35%	35%	0%	60th	Appropriately positioned

Richard H. Van Hoesen	40%	50%	+10%	60th	Similarly competitive for public company CFO

The compensation committee felt that these target bonus levels (including positioning against the public peer companies and differentiation among officers reflecting their impact to the organization) were appropriate given:

•
The belief that the incentive opportunity should make up a larger portion of a NEO's target total compensation as the executive's level of responsibility increases; and

•
The belief that these levels were internally fair and financially responsible, yet still provided appropriate motivation to executives to achieve our growth objectives.

The actual bonus amounts earned under our management bonus program in any year depend on the achievement of our corporate objectives. The corporate objectives for the bonus program are based on the broader company business plan that is approved each spring by the compensation committee. For 2010, the compensation committee selected the following three key business metrics, weighted equally, from our general business plan as well as the successful launch of our EHR product as the corporate objectives for the bonus plan:

•
sales bookings, meaning total dollar amount of business contracted during the year;

•
adjusted revenue, also disclosed in Note 2 to our consolidated financial statements included in this prospectus, is measured as GAAP revenue calculated in accordance with our revenue recognition policies in effect at the time; and

•
adjusted EBITDA, measured as GAAP net income before interest income, interest expense, other income (expense) net, provision for income taxes, depreciation and amortization expense, and stock-based compensation expense.

The compensation committee believed these metrics were appropriate as these metrics can be meaningfully influenced by management's actions and both directly and indirectly reflect company growth and stockholder value creation. In order to earn any bonus under the program, we had to achieve the following threshold levels of each metric:

•
85% of our business plan for sales bookings;
•
92% of our business plan for adjusted revenue; and
•
75% of our business plan for adjusted EBITDA.

If any one threshold level was missed, no bonus would be earned. If all three threshold levels were achieved, then the actual bonus was calculated based on actual achievement, and the bonus payout for each metric could vary from 0% to 200% of the target bonus amount for that metric based on the actual over- or under-achievement of that metric according to the parameters in the following tables:

Bookings (30% of overall bonus target)

% Attainment	<85%	90%	100%	110%	≥115%

Bonus % Payout	0%	50%	100%	150%	200%

Revenue (30% of overall bonus target)

% Attainment	<92%	96%	100%	104%	≥108%

Bonus % Payout	0%	80%	100%	120%	200%

EBITDA (30% of overall bonus target)

% Attainment	<75%	95%	100%	115%	≥125%

Bonus % Payout	0%	90%	100%	150%	200%

A fourth goal, the successful launch of the beta version of our EHR product, is worth 10% of the bonus. The actual results for these management bonus metrics for 2010 have not yet been finalized or approved.

The corporate objectives for the 2011 management bonus program have not yet been determined by the compensation committee.

Equity compensation.    Our equity incentive program is intended to reward longer-term performance and to help align the interests of our executive officers with those of our stockholders. We believe that if our officers own shares of our common stock with values that are significant to them, they will have an incentive to act to maximize longer-term stockholder value instead of short-term gain. To support this philosophy, our equity program emphasizes stock options, and for the executive team, performance stock options that are tied to the achievement of our growth and financial goals. Our grants have traditionally had four year vesting requirements, which in 2010 the committee increased to five years to further incent our leadership team to focus on longer-term company value. Finally, we believe that equity compensation is an integral component of our efforts to attract exceptional executives, senior management and employees.

We currently grant both stock options and occasionally restricted stock units that vest based on time served, as well as performance-based stock options and restricted stock units under which performance against corporate metrics in a given year determines the number of shares that may then begin vesting over a subsequent time-based vesting period. These performance-based equity units are the primary equity award for our NEOs. In determining the mix of awards, the compensation committee considers the importance of focusing executives on achieving key metrics from our business plan, the mix of equity awards at our peer companies, the potentially dilutive impact of stock awards, the fair market value of our common stock (and therefore the potential for gains under options as opposed to full value awards in the coming years), current holdings of our executives and the tax consequences to the company and the recipients.

As with cash incentive opportunities, in determining the target equity opportunity for each NEO, the compensation committee believes that the incentive opportunity should make up a larger portion of a NEO's target total compensation as the executive's level of responsibility increases. For example, the target levels of equity incentives for our Chief Executive Officer are generally greater than the target incentive compensation opportunities afforded to our other NEOs. This approach to internal pay equity reflects the compensation committee's recognition of the relative importance of each officer's contributions to the success of the Company. By increasing the portion of total target compensation that is performance-based with increasing levels of responsibility, we believe our compensation program provides appropriate levels of incentive for our officers to perform their duties to the best of their abilities.

Aggregate awards in 2010.    The following table lists the number and types of awards granted to each NEO in 2010.

Name	2010 Time-Based Option Grants	2010 Performance-Based RSU Grants (at max 125% of target)	2010 Performance Option Grant (at max 125% of target)	Market Position (percentile)

Rosemary A. Crane	N/A	39,300	N/A	Median

Patrick D. Spangler	301,740	N/A	N/A	75th

Paul F. Banta	N/A	N/A	58,950	90th

David B. Burlington	255,494	N/A	N/A	Median

Joseph B. Kleine	N/A	N/A	78,600	90th

Burt W. Podbere	47,160	N/A	N/A	90th

Richard H. Van Hoesen	N/A	N/A	N/A	75th

As further described in the paragraph below, the compensation committee felt that these award levels and differentiation among officers were appropriate for several reasons, including:

•
The need to attract and retain exceptional talent in a competitive locale for critical executive roles;

•
The belief that the incentive opportunity should make up a larger portion of a NEO's target total compensation as the executive's level of responsibility increases;

•
The overall contribution provided based on tenure with the company and the level of unvested/potential gains;

•
The desire to be internally consistent by providing each new hire officer with an initial option grant that was comparable to grants held by continuing executives; and

•
The belief that these levels were internally fair and financially responsible and yet still provided appropriate motivation to executives to achieve our objectives in light of their respective existing aggregate equity holdings.

Each of the senior executive team employed during our annual grant cycle received performance-based options with the exception of the Chief Executive Officer, who received performance-based restricted stock units. The compensation committee felt granting only restricted stock units was appropriate for the Chief Executive Office to both align her equity interests with shareowners and to assist in managing stockholder dilution. Mr. Spangler and Mr. Burlington, as new hires in the latter part of the fiscal year, received time-based stock option grants so that their overall potential ownership of the company was in line with similar executives in a company about to become public and to ensure their interests were aligned with shareholders and investors as we become a public company.

Time-based awards.    Because we grant stock options with an exercise price equal to the value of our common stock on the date of grant, these options will have value to our executive officers only if the market price of our common stock increases after the date of grant and through the date of vesting. Historically, stock options granted to our executive officers at hiring vest over 48 months with 25% of the shares vesting on the first anniversary of the vesting commencement date and the remainder vesting monthly over the next 36 months. In 2010, the compensation committee increased the vesting period to five years or 60 months with 20% of the shares vesting on the first anniversary of the vesting commencement date and the remainder vesting monthly over 48 months to further incent our leadership team to focus on longer-term Company value.

Performance-based awards.    In order to provide an additional incentive to management to achieve our business objectives while working as a team, and to further align the interests of management with our stockholders, the compensation committee granted performance-based stock options to certain of our NEOs in April and performance-based restricted stock units to our Chief Executive Officer. These performance-based options have largely replaced time-based options for our NEOs – other than grants of time-based options to new hire executives. After considering information from Towers Watson regarding equity compensation levels at peer companies without benchmarking to a specific level, company financial status and market conditions generally and comparable levels of overall equity holdings at similar stage companies, the compensation committee determined a target number of such options to be earned at 100% performance, and then made the grant for 125% of such target number, with an exercise price equal to $13.36, which the board of directors determined was the fair market value on the date of grant.

The actual amount of shares or units, as applicable, that can be earned under the performance-based stock option and restricted stock unit program in any year depends on the achievement of our corporate objectives. The corporate objectives for the program are based on the broader company business plan that is approved each spring by our compensation committee. For 2010, the compensation committee selected the same three key business metrics, weighted equally, as under our cash bonus plan, however with differing thresholds and maximums. The compensation committee felt it was appropriate to use the same metrics as under the cash-based plan because these metrics can be meaningfully influenced by management's actions and both directly and indirectly reflect company growth and stockholder value creation.

The number of shares that could be earned for each metric could vary from 0% to 125% of the target amount for that metric based on the actual over- or under-achievement of that metric according to the parameters in the following tables:

Bookings (30% of overall grant target)

% Attainment	≤75%	≤90%	100%	≥105%

Bonus % Payout	0%	75%	100%	125%

Revenue (30% of overall grant target)

% Attainment	≤90%	≤95%	100%	≥105%

Bonus % Payout	0%	75%	100%	125%

EBITDA (30% of overall grant target)

% Attainment	≤70%	≤85%	100%	≥115%

Bonus % Payout	0%	75%	100%	125%

A fourth goal, the successful launch of the beta version of our EHR product, is worth 10% of the award. The actual results for these management performance-based option program metrics for 2010 have not yet been finalized or approved by the compensation committee.

Accelerated vesting.    Under the terms of our stock plans and certain executives' employment agreements and offer letters, the vesting of equity awards may be accelerated in the event of certain material corporate transactions, as well as in the event of certain involuntary terminations of employment following certain material corporate transactions. We believe these accelerated vesting provisions are appropriate in light of the collective knowledge and experiences of our board members on compensating individuals in the positions held by similarly situated executive officers at other companies (without reference to any specific peer group or any specific benchmark level of compensation), and therefore allow us to attract and retain high quality executives. In the case of accelerated vesting upon a change of control, the accelerated vesting allows our executives to focus on closing a transaction that may be in the best interest of our stockholders even though it may otherwise result in a termination of their employment and therefore a forfeiture of their equity awards.

Severance and change of control benefits

Each of our named executive officers is entitled to severance and/or change of control benefits, the terms of which are described in detail below under "Executive employment and severance agreements." With respect to change of control benefits, we provide severance compensation if an executive officer is terminated in connection with or subsequent to a change of control transaction to further promote the ability of our executive officers to act in the best interests of our stockholders even though they could be terminated following such a transaction. Change of control vesting acceleration benefits are structured on a "double-trigger" basis, meaning that the executive officer must experience a constructive termination or a termination without cause in connection with a change of control in order for the benefits to become due, which is directly tied to our goal of eliminating, or at least reducing, any reluctance of our named executive officers to diligently consider and pursue potential change of control transaction notwithstanding the risk to their own job positions. We also believe that the other severance benefits are appropriate, particularly with respect to a termination by us without cause since, in that scenario, we and the executive have a mutually-agreed-upon severance package that is in place prior to any termination event which provides us with more flexibility to make a change in executive management if such a change is in our stockholders' best interests. We believe that these severance and changes of control benefits are an essential element in our executive compensation packages and assist us in recruiting and retaining talented individuals. The severance and changes in control benefits do not influence and are not influenced by other elements of compensation, as these benefits serve different objectives than the other elements of compensation.

Other benefits

We have a 401(k) plan in which substantially all of our employees are entitled to participate. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. The plan permits us to make matching contributions if we choose; however, to date we have not made any matching contributions. We provide health care, dental and vision benefits to all full-time employees, including our executive officers. We also have a flexible benefits healthcare plan and a flexible benefits childcare plan under which employees can set aside pre-tax funds to pay for qualified health care expenses and qualified dependent care expenses not reimbursed by insurance. These benefits are available to all employees, subject to applicable laws.

Employee benefits & limited perquisites.    Each of our NEOs is eligible to participate in our package of broad-based employee benefit programs, on the same terms and conditions as other employees, including health, dental and vision insurance, medical and dependent care flexible spending accounts, basic life insurance, short- and long-term disability insurance, accidental death and dismemberment insurance, and a 401(k) retirement plan. The 401(k) plan permits us to make matching contributions if we choose; however, to date we have not made any matching contributions. We believe these benefits are consistent with benefits provided by other companies based on the experiences and individual knowledge of the members of the board of directors regarding compensation of similarly situated executives at other companies (without reliance on third party surveys of compensation paid to such executives at any specific companies or benchmarking to any specified level of compensation paid by any specific companies) and help us to attract and retain high quality executives. In addition, as part of our negotiations in hiring Ms. Crane, and given that her primary residence is near Philadelphia and our largest facility is in California, we agreed to provide her with a $5,000 per month housing allowance to minimize the expense to us for providing accommodations to her when she travels for work to California.

Equity compensation policies

We encourage our executive officers to hold a significant equity interest in Epocrates, but have not set specific ownership guidelines. Currently, we do not have an equity award grant timing policy. We have a policy that prohibits its executive officers, directors and other members of management from engaging in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to the Epocrates stock.

Compensation recovery policies

The compensation committee has not determined whether it would attempt to recover bonuses from our executive officers if the performance objectives that led to the bonus determination were to be restated, or found not to have been met to the extent originally believed by the compensation committee. However, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our chief executive officer and chief financial officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive.

Accounting considerations

We account for equity compensation paid to our employees under ASC 718, which requires us to estimate and record an expense over the service period of the award. Our cash compensation is recorded as an expense at the time the obligation is accrued. The accounting impact of our compensation programs is just one of many factors that are considered in determining the size and structure of our programs.

Tax considerations

After completion of this offering, and subject to certain rules that exempt pre-existing arrangements approved prior to this offering, as a publicly-held company we will not be permitted a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1.0 million per covered officer in any year. The limitation applies only to compensation that is not performance based. Non-performance based compensation paid to our executive officers for 2009 did not exceed the $1.0 million limit for any officer and the compensation committee does not anticipate that the non-performance based compensation to be paid to any executive officer for 2010 will be in excess of the deductible limit.

The compensation committee believes that in establishing the cash and equity incentive compensation programs for our executive officers, the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the compensation committee may deem it appropriate to provide one or more executive officers with the opportunity to earn incentive compensation, whether through cash incentive award programs tied to our financial performance or equity incentive grants tied to the executive officer's continued service, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. The compensation committee believes it is important to maintain this flexibility in determining cash and equity incentive compensation in order to attract and retain high caliber executive officer candidates, even if all or part of that compensation may not be deductible by reason of the Section 162(m) limitation.

Also, the compensation committee takes into account whether components of our compensation program may be subject to the penalty tax associated with Section 409A of the Internal Revenue Code, and aims to structure the elements of compensation to be compliant with or exempt from Section 409A to avoid such potential adverse tax consequences.

Risk analysis of our compensation plans

The compensation committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us. The compensation committee performed an assessment of our compensation programs and policies, with a focus on incentive compensation programs (including our annual bonus program and our equity compensation program). The compensation committee reviewed the compensatory objectives and key provisions (including performance goals) of those programs and considered the potential for a participant to engage in risk-taking behavior to earn awards under those programs, as well as the risk mitigation features associated with those programs. Following such assessment, the compensation committee believes that the design of our compensation policies and programs encourage our employees to remain focused on both our short-and long-term goals. For example, while our cash bonus plans measure performance on an annual basis, our equity awards typically vest over a number of years, which the compensation committee believes encourages our employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking.

Summary compensation table

Name and principal position	Year		Salary ($)	Bonus ($)		Stock awards ($)(1)	Option awards ($)(1)		Non-equity incentive plan compensation ($)		All other compensation ($)		Total ($)
Rosemary A. Crane,	2010		350,000	—		477,540	—		—	(10)	60,552	(11)	888,092
President and Chief	2009	(9)	340,000	—		—	4,238,756		102,000	(2)	55,529	(3)	4,736,285
Executive Officer
Patrick D. Spangler,	2010		73,864	—		—	1,767,333		—		65	(6)	1,841,263
Chief Financial Officer(14)
Paul F. Banta,	2010		255,000	—		—	320,477		—	(10)	552	(6)	576,029
Executive Vice President, General	2007	(9)	250,001				360,425		58,250	(8)	360	(6)	669,036
Counsel and Secretary
David B. Burlington,	2010		36,818	—		—	1,606,399		—		45	(6)	1,643,262
Chief Operations Officer(15)
Joseph B. Kleine,	2010		272,120	40,000	(12)	—	427,303		—	(10)	360	(6)	739,783
Chief Commercial Officer	2009	(9)	218,693	40,000		—	752,340		215,034	(4)	137,380	(5)	1,363,447
Burt W. Podbere,	2010		218,367	50,000	(16)	—	284,293		—	(10)	202	(6)	552,862
Senior Vice President and Former Interim Chief Financial Officer
Richard H. Van Hoesen,	2010		153,213	—		—	—		—		142,871	(13)	296,084
Former Executive Vice President	2009	(9)	255,000	—		—	185,800	(7)	61,200	(2)	552	(6)	502,552
and Chief Financial Officer	2007	(9)	251,201	—		—	236,511		10,918	(8)	360	(6)	498,990

(1)
Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 31, 2009 computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)
Represents cash bonus paid in 2010 for performance in 2009 pursuant to our 2009 Cash Bonus Plan.

(3)
Represents $529 for costs related to group term life insurance premiums and $55,000 for Ms. Crane's living allowance. For a description of Ms. Crane's living allowance, see the section of this prospectus entitled "Executive employment and severance agreements."

(4)
Represents a cash payment of $39,240 made in 2010 for performance in 2009 pursuant to our 2009 Cash Bonus Plan and a cash payment of $175,794 made for performance in 2009 pursuant to our commission plan.

(5)
Represents $303 for costs related to group term life insurance premiums and $137,077 paid to Mr. Kleine in connection with a tender offer completed in 2009.

(6)
Represents costs related to group term life insurance premiums.

(7)
Mr. Van Hoesen's employment with us terminated on July 31, 2010.

(8)
Represents cash bonus paid in 2007 for performance in 2006.

(9)
2007 and 2009 compensation information is included for certain individuals as was previously disclosed in public filings.

(10)
Cash bonuses pursuant to our 2010 Cash Bonus Plan have not yet been determined.

(11)
Represents $552 for costs related to group term life insurance premiums and $60,000 for Ms. Crane's living allowance.

(12)
Represents a cash bonus associated with Mr. Kleine's promotion.

(13)
Represents a cash payment for (i) $76,606 as Mr. Van Hoesen's target bonus pursuant to our 2010 Cash Bonus Plan paid as part of severance, (ii) a severance payment of $65,663 and (iii) $602 for costs related to group term life insurance premiums.

(14)
Mr. Spangler's employment with us commenced in September 2010.

(15)
Mr. Burlington's employment with us commenced in October 2010.

(16)
Represents a cash bonus paid to Mr. Podbere in 2010 for performance in 2010.

2010 grants of plan-based awards

The following table sets forth certain information regarding grants of plan-based awards to our NEOs during the year ended December 31, 2010.

						All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)(3)
		Estimated future payouts under non-equity incentive plan awards		Estimated future payouts under equity incentive plan awards(1)(2)					Grant date fair value of stock and option awards $(5)
								Exercise or base price of option awards ($/Sh)(4)
Name	Grant date	Target ($)	Maximum ($)	Target (#)	Maximum (#)
Rosemary A. Crane	08/25/10	—	—	31,440	39,300	—	—	—	477,540
Patrick D. Spangler	10/28/10	—	—	—	—	—	301,740	13.36	1,767,333
Paul F. Banta	08/25/10	—	—	47,160	58,950	—	—	13.36	320,477
David B. Burlington	12/22/10	—	—	—	—	—	255,494	13.99	1,606,399
Joseph B. Kleine	08/25/10	—	—	62,880	78,600	—	—	13.36	427,303
Burt W. Podbere	08/25/10	—	—	—	—	—	39,300	13.36	234,885
	12/22/10	—	—	—	—	—	7,860	13.99	49,408
Richard H. Van Hoesen	—	—	—	—	—	—	—	—	—

(1)
Represents all awards granted under our 2010 executive bonus plan in 2010, which were determined based on performance in 2010. With the exception of Ms. Crane, who received a restricted stock unit award, all awards were stock options. This table shows the awards that are possible at the threshold, target and maximum levels of performance. The "2010 summary compensation" table above shows the actual awards earned by our named executive officers under the 2010 executive bonus plan. All the option grants and Ms. Crane's restricted stock unit award were made under our 2008 Equity Incentive Plan.

(2)
The maximum number of options or restricted stock units were granted, but the number of options or restricted stock units actually earned is subject to reduction based on achievement of 2010 corporate goals relating to bookings, net revenue and adjusted EBITDA, with each of the three metrics weighted equally. Once determined, the shares subject to the option or restricted stock unit will vest in 36 equal monthly installments, subject in each case to the recipient's continued service. For a description of the terms of stock options and restricted stock units granted under our 2008 Equity Incentive Plan, please refer to the section of this prospectus entitled "Employee benefit plans—2010 Equity Incentive Plan."

(3)
The stock options were granted under our 2008 Equity Incentive Plan. The shares subject to each stock option vest over 60 equal monthly installments, subject in each case to the recipient's continued service.

(4)
Represents the per share fair market value of our common stock, as determined by our board of directors in good faith on the grant date. For a discussion of the factors considered by our board of directors in determining the fair market value of our common stock on the date of grant, please refer to the section of this prospectus entitled "Management's discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates—Stock-based compensation."

(5)
Represents the grant date fair value of options granted. For options whose ultimate vesting is based on achievement of performance criteria ("performance-based options"), the amount disclosed is the grant date fair value based upon an estimate of the probable outcome of such conditions as of the grant date. The following table presents the aggregate grant date fair value of such performance-based options assuming that the highest level of performance condition would be achieved.

Rosemary A. Crane	$525,000

Patrick D. Spangler	N/A

Paul F. Banta	$352,328

David B. Burlington	N/A

Joseph B. Kleine	$469,770

Burt W. Podbere	N/A

2010 outstanding equity awards at fiscal year-end

The following table sets forth certain information regarding outstanding equity awards at fiscal year end for our NEOs for the year ended December 31, 2010.

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Rosemary A. Crane	31,440	—		13.26	10/29/18
	337,118	398,415	(1)	12.11	03/01/19	—	—
	13,644	31,010	(2)	12.11	05/07/19	—	—
	—	—		—		39,300	$550,200	(9)
Patrick D. Spangler	—	150,870	(3)	13.36	10/27/20	—	—
	—	150,870	(4)	13.36	10/27/20	—	—
Paul F. Banta	15,720	—		1.21	07/19/15	—	—
	23,580	—		4.08	01/08/16	—	—
	23,579	—		5.95	07/17/16	—	—
	22,925	8,515	(5)	5.50	04/12/17	—	—
	24,137	6,897	(6)	5.50	04/12/17	—	—
	18,525	10,472	(2)	13.26	01/30/18	—	—
	8,185	18,606	(2)	12.11	05/07/19	—	—
	—	58,950	(7)	13.36	08/24/20	—	—
David B. Burlington	—	255,494	(3)	13.99	12/21/20	—	—
Joseph B. Kleine	31,684	—		0.32	06/01/14	—	—
	11,790	—		0.32	07/20/14	—	—
	6,288	—		0.83	04/12/15	—	—
	7,860	—		4.29	01/25/16	—	—
	15,719	—		5.95	07/17/16	—	—
	6,288	—		5.50	04/29/17	—	—
	36,351	10,808	(5)	13.17	11/05/17	—	—
	18,525	10,472	(2)	13.26	01/30/18	—	—
	45,850	111,350	(5)	10.17	12/16/19	—	—
	—	78,600	(7)	13.36	08/24/20	—	—
Burt W. Podbere	14,737	4,913	(5)	13.26	01/30/18	—	—
	2,374	1,556	(5)	13.26	08/06/18	—	—
	11,461	27,838	(5)	10.17	12/16/19	—	—
	3,930	35,370	(8)	13.36	08/24/20	—	—
	—	7,860	(8)	13.99	12/21/20	—	—
Richard H. Van Hoesen	—	—		—	—	—	—

(1)
The shares subject to this stock option vest as to 25% of the shares subject to the option after one year, with the remaining shares subject to the stock option vesting on an equal monthly basis over the following 36 months, subject to recipient's continued service.

(2)
The shares subject to the option vest in 36 equal monthly installments, subject in each case to the recipient's continued service.

(3)
The shares subject to this stock option vest as to 20% of the shares subject to the option after one year, with the remaining shares subject to the stock option vesting on an equal monthly basis over the following 48 months, subject in each case to recipient's continued service.

(4)
The maximum number of options were granted but the number of options actually earned is subject to reduction based on certain milestones. Once determined, the shares subject to the option will vest as to 20% after one year, with the remaining shares subject to the stock option vesting on our equal monthly basis over the following 48 months, subject to recipients continued service.

(5)
The shares subject to the stock option vest in 48 equal monthly installments, subject in each case to recipient's continued service.

(6)
The shares subject to the option vest in 45 equal monthly installments, subject in each case to the recipient's continued service.

(7)
The maximum number of options were granted, but the number of options actually earned is subject to reduction based on 2010 corporate goals relating to bookings, net revenue and adjusted EBITDA, with each of the three metrics weighted equally at 30%, and 10% based on the successful launch of the beta version of our EHR product. Once determined, the shares subject to the option will vest in 36 equal monthly installments, subject in each case to the recipient's continued service.

(8)
The shares subject to the option vest in 60 equal monthly installments, subject in each case to recipient's continued service.

(9)
The value is determined assuming an initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this prospectus, multiplied by the number of shares that have not vested, without taking into account any taxes that may be payable in connection with the transaction.

2010 option exercises and stock vested

The following table sets forth certain information regarding option awards exercised by our named executive officers during 2010.

	Option awards		Stock awards
Name	Number of shares acquired on exercise	Value realized on exercise(1)	Number of shares acquired on exercise	Value realized on exercise(1)
Rosemary A. Crane	—	—	—	—
Patrick D. Spangler	—	—	—	—
Paul F. Banta	—	—	—	—
David B. Burlington	—	—	—	—
Joseph B. Kleine	—	—	—	—
Burt W. Podbere	—	—	—	—
Richard H. Van Hoesen	279,314	$2,375,224	—	—

(1)
The value realized on exercise is determined assuming an initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this prospectus, multiplied by the number of shares that were exercised, without taking into account any taxes that may be payable in connection with the transaction.

Pension benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during 2010.

Nonqualified deferred compensation

We do not currently maintain nonqualified defined contribution plans or other deferred compensation plans.

Executive employment and severance agreements

Rosemary A. Crane.    In February 2009, we entered into an offer letter with Rosemary A. Crane, our President and Chief Executive Officer. This letter superseded a prior letter agreement dated December 1, 2008. The offer letter provides for an initial annualized base salary of $340,000 and a target bonus of 50% of her base salary, subject to the discretion of the board of directors, based on its assessment of both our performance and her performance. In addition, the offer letter provides for a monthly living allowance of $5,000 to cover Ms. Crane's housing costs in the San Francisco Bay Area. Pursuant to the offer letter, Ms. Crane was granted an option to purchase 735,533 shares of our common stock under our 1999 Stock Option Plan with a per share exercise price of $12.11, the fair market value of our common stock on the date of grant, as determined by our board of directors. Such grant represented approximately 2.9% of our fully diluted outstanding capitalization as of the date of the offer letter. The stock option vested as to 25% of the shares on the first annual anniversary of the vesting commencement date and the remainder vests monthly thereafter over three years, such that on the fourth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Ms. Crane's employment is at-will.

Pursuant to the offer letter, if Ms. Crane's employment is terminated without cause, subject to her general release of all known and unknown claims, Ms. Crane shall be entitled to receive severance pay equal to twelve months of her base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if she timely elects continued group health insurance coverage through COBRA, we will be obligated to pay her COBRA premiums necessary to continue her group health insurance coverage at the same level as in effect as of the termination date for twelve months after her termination or until she becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, under the terms of the offer letter, in connection with such termination of employment, the vesting of Ms. Crane's stock options shall accelerate on the date of termination as to that number of shares that would have become vested if she had remained employed by us until the date twelve months following the employment termination date.

In addition, under the terms of the offer letter, in connection with such termination of employment or if Ms. Crane resigns for good reason within twelve months after a change of control, the vesting of Ms. Crane's stock options shall accelerate in full on the date of termination.

Patrick D. Spangler.    In January 2011, we entered into an amended and restated offer letter with Patrick D. Spangler, our Chief Financial Officer. The amended and restated offer letter provides for an initial annualized base salary of $300,000 plus a target bonus of 60% of his base salary under our bonus plan based upon successful completion of the objectives set forth in the plan, as determined by our board of directors. In addition, the amended and restated offer letter provides for relocation benefits, which include (i) reimbursement for up to six round trip coach class airfare tickets per quarter to/from his current primary residence and the San Francisco bay area or New Jersey, (ii) reimbursement of up to $1,000 per month for management fees associated with the renting or leasing of his primary residence in Minnesota and (iii) reimbursement for his direct out-of-pocket costs to move his household goods and other personal property to the San Francisco bay area or New Jersey, up to a maximum of $30,000 in the aggregate. Pursuant to the amended and restated offer letter, Mr. Spangler was granted an option to purchase 150,870 shares of our common stock under our 2008 Equity Incentive Plan, with a per share exercise price of $13.36, the fair market value of our common stock on the date of grant, as determined by our board of directors. This stock option vests as to 20% of the shares on the first annual anniversary of the vesting commencement date and the remainder will vest monthly thereafter over four years, such that on the fifth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. In addition, Mr. Spangler was granted an additional option to purchase 150,870 shares of our common stock under our 2008 Equity Incentive Plan, with a per share exercise price of $13.36, the fair market value of our common stock on the date of grant, as determined by our board of directors. This stock option will vest as to 20% of the shares on the first annual anniversary of the vesting commencement date and the remainder will vest monthly thereafter over four years, such that on the fifth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The amended and restated offer letter specifies that Mr. Spangler's employment is at-will.

Pursuant to the amended and restated offer letter, if Mr. Spangler's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Spangler shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

The amended and restated offer letter further provides, in the event that, within twelve months after a change of control of Epocrates, Mr. Spangler's employment is terminated without cause or if Mr. Spangler resigns for good reason, subject to his general release of all known and unknown claims, Mr. Spangler shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, except as described above, in connection with such termination of employment, the vesting of Mr. Spangler's stock options shall accelerate in full.

Paul F. Banta.    In August 2000, we entered into an offer letter with Paul F. Banta, our Executive Vice President, Law, Policy and Content, General Counsel and Secretary, as amended by additional letter agreements executed in March 2008, December 2008 and May 2009. The offer letter provides for an initial annualized base salary of $210,000 plus a one time hire-on bonus of $75,000. Pursuant to the offer letter, Mr. Banta was granted an option to purchase 55,020 shares of our common stock under our 1999 Option Plan, with a per share exercise price of $1.27, the fair market value of our common stock on the date of grant, as determined by our board of directors. This initial grant was cancelled on December 1, 2003 and on June 2, 2004, Mr. Banta was granted a new option to purchase 55,020 shares of our common stock under our 1999 Option Plan, with a per share exercise price of $0.32, the fair market value of our common stock on the date of grant, as determined by our board of directors, and a vesting commencement date of September 18, 2000. This stock option is now fully vested. The offer letter specifies that Mr. Banta's employment is at-will.

Pursuant to the amended offer letter, if Mr. Banta's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Banta shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

The amended offer letter further provides, in the event that, within twelve months after a change of control of Epocrates, Mr. Banta's employment is terminated without cause or if Mr. Banta resigns for good reason, subject to his general release of all known and unknown claims, Mr. Banta shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Mr. Banta's stock options shall accelerate in full.

David B. Burlington.    In October 2010, we entered into an offer letter with David B. Burlington, our Chief Operations Officer. The offer letter provides for an initial annualized base salary of $270,000 plus a target bonus of 60% of his base salary under our bonus plan based upon successful completion of the objectives set forth in the plan, as determined by our board of directors. Pursuant to the offer letter, Mr. Burlington was granted an option to purchase 255,494 shares of our common stock under our 2008 Equity Incentive Plan, with a per share exercise price of $13.99, the fair market value of our common stock on the date of grant, as determined by our board of directors. This stock option vests as to 20% of the shares on the first annual anniversary of the vesting commencement date and the remainder will vest monthly thereafter over four years, such that on the fifth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Mr. Burlington's employment is at-will.

Pursuant to the offer letter, if Mr. Burlington's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Burlington shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

The offer letter further provides, in the event that, within twelve months after a change of control of Epocrates, Mr. Burlington's employment is terminated without cause or if Mr. Burlington resigns for good reason, subject to his general release of all known and unknown claims, Mr. Burlington shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Mr. Burlington's stock options shall accelerate in full.

Joseph B. Kleine.    In January 2001, we entered into an offer letter with Joseph B. Kleine, our Chief Commercial Officer, as amended by an additional letter agreement executed in February 2010. The offer letter, as amended, provides for an annualized base salary of $250,000, two transition compensation payments for an aggregate of $80,000 and a target bonus of 40% of his base salary under our bonus plan based upon successful completion of the objectives set forth in the plan, as established by our president and chief executive officer. Pursuant to the offer letter, Mr. Kleine was granted an initial option to purchase 19,650 shares of our common stock in 2001 under our 1999 Stock Option Plan, with a per share exercise price of $1.27, the fair market value of our common stock on the date of grant, as determined by our board of directors. This initial option grant is fully vested. The 2010 amendment to Mr. Kleine's offer letter provided for the grant of an additional option to purchase 157,200 shares of our common stock under our 2008 Equity Incentive Plan, with a per share price of $10.17. This stock option vests in 48 equal monthly installments, such that on the fourth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Mr. Kleine's employment is at-will.

Pursuant to the amended offer letter, if Mr. Kleine's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Kleine shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

The amended offer letter further provides, in the event that, within twelve months after a change of control of Epocrates, Mr. Kleine's employment is terminated without cause or if Mr. Kleine resigns for good reason, subject to his general release of all known and unknown claims, Mr. Kleine shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Mr. Kleine's stock options shall accelerate in full.

Burt W. Podbere.    In May 2007, we entered into an offer letter with Burt W. Podbere, our Senior Vice President and Chief Accounting Officer, as amended by an additional letter agreement executed in September 2010. The offer letter, as amended, provides for an annualized base salary of $224,200 and a target bonus of 35% of his base salary under our bonus plan based upon successful completion of the objectives set forth in the plan, as established by our president and chief executive officer. Pursuant to the offer letter, Mr. Podbere was granted an initial option to purchase 39,300 shares of our common stock in 2007 under our 1999 Stock Option Plan, with a per share exercise price of $5.80, the fair market value of our common stock on the date of grant, as determined by our board of directors. Twenty-five percent of the shares subject to this stock option vests on the one year anniversary of the vesting commencement date and the remainder vests in 36 equal monthly installments over the following three years, such that on the fourth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Mr. Podbere's employment is at-will.

Pursuant to the amended offer letter, if Mr. Podbere's employment is terminated without cause, subject to his general release of all known and unknown claims, Mr. Podbere shall be entitled to receive severance pay equal to six months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for six months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

The amended offer letter further provides, in the event that, within twelve months after a change of control of Epocrates, Mr. Podbere's employment is terminated without cause or if Mr. Podbere resigns for good reason, subject to his general release of all known and unknown claims, Mr. Podbere shall be entitled to receive severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and if he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums necessary to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first. In addition, in connection with such termination of employment, the vesting of Mr. Podbere's stock options shall accelerate in full.

Richard H. Van Hoesen.    In October 2006, we entered into an offer letter with Richard H. Van Hoesen, to serve as our Chief Financial Officer and Senior Vice President, Finance, as amended by letter agreements executed in March 2008 and December 2008. The offer letter provides for an initial annualized base salary of $250,000 and an annual bonus of up to 35% of Mr. Van Hoesen's annual earnings, based upon our performance against our management bonus plan. Mr. Van Hoesen must remain employed during the entire year to earn and be eligible to receive a bonus under the management bonus plan. Mr. Van Hoesen was granted an option to purchase 275,868 shares of our common stock under our 1999 Stock Option Plan, with a per share exercise price of $5.50, the fair market value of our common stock on the date of grant, as determined by our board of directors. The stock option vested as to 25% of the shares on the first annual anniversary of the vesting commencement date and the remainder will vest monthly thereafter over three years, such that on the fourth anniversary of the vesting commencement date of the stock option, the shares shall be fully vested. The offer letter specifies that Mr. Van Hoesen's employment is at-will.

Pursuant to the offer letter with Mr. Van Hoesen described above, if Mr. Van Hoesen's employment is terminated without cause or if Mr. Van Hoesen resigns for good reason, subject to his general release of all known and unknown claims, Mr. Van Hoesen shall be entitled to receive, in addition to the payment of his annual bonus pro rated based on the employment termination date, severance pay equal to nine months of his base salary in effect as of the termination date (less required deductions and withholdings) to be paid in the form of salary continuation on our standard payroll dates following such termination, and provided that he timely elects continued group health insurance coverage through COBRA, we will be obligated to pay his COBRA premiums sufficient to continue his group health insurance coverage at the same level as in effect as of the termination date for nine months after his termination or until he becomes eligible for group health insurance coverage through a new employer, whichever occurs first.

In addition to the foregoing payments, under the terms of the offer letter, if Mr. Van Hoesen's employment is terminated without cause or if he resigns for good reason, each within twelve months after a change of control or an acquisition transaction of Epocrates, and subject to his general release of all known and unknown claims, the vesting of his stock options shall accelerate in full.

Mr. Van Hoesen's employment with us terminated on July 31, 2010. He was entitled to compensation in connection with such termination.

Potential payments upon termination of employment

The following table estimates the potential payments and benefits payable upon employment termination for each named executive officer as if his or her employment had been terminated on December 31, 2010, the last business day of our prior fiscal year.

	No change of control					Change of control
	Termination without cause ($)					Termination without cause or for good reason ($)
Name	Base salary		COBRA premiums		Vesting acceleration(1)	Base salary		COBRA premiums		Vesting acceleration(1)
Rosemary A. Crane	350,000	(2)	19,421	(5)	542,480	350,000	(2)	19,421	(5)	1,361,814
Patrick D. Spangler	225,000	(3)	15,528	(6)	—	225,000	(3)	15,528	(6)	193,114
Paul F. Banta	127,500	(4)	6,227	(7)	—	191,250	(3)	9,341	(10)	211,645
David B. Burlington	135,000	(4)	3,248	(8)	—	202,500	(3)	4,872	(11)	2,555
Joseph B. Kleine	136,060	(4)	9,711	(9)	—	204,090	(3)	14,566	(12)	497,949
Burt W. Podbere	112,100	(4)	9,711	(9)	—	168,150	(3)	14,566	(12)	167,701
Richard H. Van Hoesen(13)	142,269	(14)	—		—	—		—		—

(1)
The value of vesting acceleration is calculated assuming an initial public offering price of $14.00, which is the mid-point of the range set forth on the cover pages of this prospectus, with respect to unvested option shares subject to acceleration minus the exercise price of the unvested option shares.

(2)
Represents continuation of base salary for a period of 12 months. Ms. Crane is only entitled to receive this payment in the event her employment is terminated without cause.

(3)
Represents continuation of base salary for a period of nine months.

(4)
Represents continuation of base salary for a period of six months.

(5)
Represents payment of 12 months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,618.42 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee. Ms. Crane is only entitled to receive this payment in the event her employment is terminated without cause.

(6)
Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,725.38 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee.

(7)
Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,037.84 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee.

(8)
Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $541.35 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee.

(9)
Represents payment of six months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,618.42 per month for the twelve month period ended December 31, 2010, including a 2% administration fee.

(10)
Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,037.84 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee.

(11)
Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $541.35 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee.

(12)
Represents payment of nine months of continued COBRA premiums for medical, dental and vision coverage, calculated at $1,618.42 per month for the twelve month period ended December 31, 2010, including a 2% administrative fee.

(13)
Mr. Van Hoesen's employment with us terminated on July 31, 2010. He was entitled to compensation in connection with such termination.

(14)
Represents amounts paid pursuant to the Separation Agreement by and between the Company and Mr. Van Hoesen, dated as of July 29, 2010.

Non-employee director compensation

Cash compensation arrangements

Effective October 2009, each non-employee director, other than the Chairperson of the board of directors, is entitled to an annual retainer of $10,000 per year, payable quarterly. The Chairperson of the board of directors is entitled to an annual retainer of $15,000 per year, payable quarterly. In addition, all members of our board of directors are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings.

Following the completion of this offering, we will pay each of our non-employee directors as applicable:

•
$30,000 per year for service as a board member, payable quarterly;

•
$25,000 per year for service as Chairperson of the board of directors, payable quarterly;

•
$20,000 per year for service as Chairperson of the audit committee, payable quarterly;

•
$15,000 per year for service as Chairperson of the compensation committee, payable quarterly;

•
$10,000 per year for service as Chairperson of the corporate governance and nominating committee, payable quarterly;

•
$1,000 for each board meeting attended in person;

•
$500 for each board meeting attended telephonically or by videoconference;

•
$12,000 per year for service on the audit committee, payable quarterly; and

•
$7,000 per year for service on the compensation committee and corporate governance and nominating committee, payable quarterly.

In lieu of the cash compensation set forth above, each non-employee director may elect to receive an option to purchase our common stock exercisable for a number of shares equal to the total cash compensation divided by the fair market value of our common stock on the date of grant.

All members of our board of directors will continue to be reimbursed for certain expenses in connection with attendance at board and committee meetings.

2010 director compensation

The following table provides compensation information for all our non-employee directors during 2010:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($) (1)(2)(3)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
Philippe O. Chambon	10,000	—	92,074	—	—	102,074
Darren W. Cohen	10,000	—	92,074	—	—	102,074
Thomas L. Harrison	10,000	—	92,074	—	—	102,074
Patrick S. Jones	15,000	—	92,074	—	—	107,074
Gilbert H. Kliman	10,000	—	92,074	—	—	102,074
John E. Voris	10,000	—	92,074	—	—	102,074
Mark A. Wan	10,000	—	92,074	—	—	102,074
Jacob Winebaum	4,792	—	279,982	—	—	284,774

(1)
Amounts shown in this column do not reflect dollar amounts actually received by our directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended December 31, 2010 computed in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)
The aggregate number of shares subject to outstanding option awards held by each of the directors listed in the table above as of December 31, 2010 was as follows: Dr. Chambon, 31,440 shares; Mr. Cohen, 31,440 shares; Mr. Harrison, 163,749 shares; Mr. Jones, 108,729 shares; Dr. Kliman, 31,440 shares; Mr. Voris, 103,409 shares; Mr. Wan, 31,440 shares and Mr. Winebaum, 47,160 shares.

(3)
1/12th of the shares subject to each option award vest monthly over one year, subject in each case to the recipient's continued service as a director.

Following the completion of this offering, upon election to the board of directors, each non-employee director shall be granted an option to purchase 19,650 shares of our common stock. Thereafter, each non-employee directors shall entitled to an annual grant of an option to purchase 11,790 shares of our common stock. Each of these options will have an exercise price equal to the fair market value of our common stock on the date of grant and will vest monthly over 12 months such that the entire option shall be fully vested after one year.

Employee benefit plans

2010 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 1999 Stock Option Plan, or the 1999 Option Plan, in August 1999. Our board of directors amended and restated the 1999 Option Plan as the 2008 Equity Incentive Plan, or the 2008 Incentive Plan, in March 2008. Our compensation committee subsequently approved amendments of the 2008 Incentive Plan in April 2009 and April 2010 and our board of directors approved amendments of the 2008 Incentive Plan in November 2010 and December 2010. Our stockholders approved the 2008 Incentive Plan in June 2009 and approved amendments of the 2008 Incentive Plan in November 2010 and January 2011. Our board of directors approved the amendment and restatement of the 2008 Incentive Plan as the 2010 Equity Incentive Plan, or 2010 Incentive Plan, in July 2010 and our stockholders approved the 2010 Incentive Plan in November 2010. Our board of directors approved amendments of the 2010 Incentive Plan in November 2010 and December 2010, which was approved by our stockholders in November 2010 and January 2011.

The 2010 Incentive Plan will become effective immediately upon the execution and delivery of the underwriting agreement for this offering. All outstanding stock awards previously granted under the 1999 Option Plan and 2008 Incentive Plan will remain subject to the terms of the respective plans.

The 2010 Incentive Plan will terminate in July 2020, unless sooner terminated by our board of directors. We may amend or suspend the 2010 Incentive Plan at any time, although no such action may impair the rights under any then-outstanding award without the holder's consent.

Stock awards.    The 2010 Incentive Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance-based stock awards, and other forms of equity compensation, or collectively, stock awards, all of which may be granted to employees, including officers, and to non-employee directors and consultants. Additionally, the 2010 Incentive Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, and to non-employee directors and consultants.

Share reserve.    Following this offering, the unissued shares available for issuance under our 2008 Incentive Plan on the effective date of this offering, plus any shares subject to outstanding stock awards granted under the 2008 Plan that expire or terminate for any reason prior to their exercise or settlement will become issuable pursuant to stock awards under the 2010 Incentive Plan, which number shall not exceed 7,653,674 shares. Then, the number of shares of our common stock reserved for issuance under the 2010 Incentive Plan will automatically increase on January 1st each year, starting on the first January 1 after the 2010 Incentive Plan has become effective and continuing through January 1, 2014, by the lesser of (a) 4% of the total number of shares of our common stock outstanding on the last day of the preceding calendar year, (b) 1,965,000 shares of our common stock, or (c) a number determined by our board of directors that is less than (a) or (b). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2010

Incentive Plan is 15,720,000 shares. As of December 31, 2010, 5,055,407 shares of our common stock had been issued upon the exercise of stock options and/or stock awards granted under the 2008 Incentive Plan of which 323,489 shares were repurchased at the original exercise price, 6,268,212 shares were subject to outstanding options, with a weighted average exercise price of $9.45 per share, 171,219 shares were subject to restricted stock units and 1,131,031 shares remained available for future grant under the 2008 Incentive Plan.

No person may be granted stock awards covering more than 2,358,000 shares of our common stock under our 2010 Incentive Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value on the date the stock award is granted. Additionally, no person may be granted a performance stock award covering more than 2,358,000 shares or a performance cash award having a maximum value in excess of $15,000,000 in any calendar year. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to any covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2010 Incentive Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2010 Incentive Plan. In addition, the following types of shares under the 2010 Incentive Plan may become available for the grant of new stock awards under the 2010 Incentive Plan: (a) shares that are forfeited to or repurchased by us prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of a stock option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of a stock option. Shares issued under the 2010 Incentive Plan may be previously unissued shares or reacquired shares bought by us on the open market. As of the date hereof, no awards have been granted and no shares of our common stock have been issued under the 2010 Incentive Plan.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2010 Incentive Plan. Our board of directors has delegated its authority to administer the 2010 Incentive Plan to our compensation committee. Our board of directors may also delegate to one or more of our officers the authority to (i) designate employees (other than other officers) to be recipients of stock awards, and (ii) determine the number of shares of common stock to be subject to such stock awards. No such delegation to officers has been made as of October 2010. Subject to the terms of the 2010 Incentive Plan, our board of directors or the authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting and the fair market value applicable to a stock award. Subject to the limitations set forth below, the plan administrator will also determine the exercise price, strike price or purchase price of awards granted and the types of consideration to be paid for the award.

The plan administrator has the authority to reprice any outstanding stock award, cancel and re-grant any outstanding stock award or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock options.    Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2010 Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Stock options granted under the 2010 Incentive Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2010 Incentive Plan, up to a maximum of 10 years. Unless the terms of an optionee's stock option agreement provides otherwise, if an optionee's service relationship with us, or any of our affiliates, ceases for any reason other than disability, death or cause, the optionee may generally exercise any vested stock options for a period of three months following the cessation of service. The stock option term may be extended in the event that exercise of the stock option following such a termination of service is prohibited by applicable securities laws. If an optionee's service relationship with us, or any of our affiliates, ceases due to disability or death, or an optionee dies within a certain period following cessation of service, the optionee or a beneficiary may generally exercise any vested stock options for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, options generally terminate immediately upon the occurrence of the event giving rise to the right to terminate the individual for cause. In no event may a stock option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of shares of our common stock previously owned by the optionee, (d) if the stock option is a nonstatutory stock option, a net exercise of the stock option, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, stock options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the stock option following the optionee's death.

Tax limitations on incentive stock options.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. Stock options or portions thereof that exceed such limit will generally be treated as nonstatutory stock options. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the stock option exercise price is at least 110% of the fair market value of the stock subject to the stock option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted stock awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past services rendered to us or our affiliates, or (c) any other form of legal consideration. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted stock unit awards.    Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock units that have not vested will be forfeited upon the participant's cessation of continuous service for any reason.

Stock appreciation rights.    Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2010 Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2010 Incentive Plan, up to a maximum of 10 years. Unless the terms of a participant's stock appreciation right agreement provides otherwise, if a participant's service relationship with us, or any of our affiliates, ceases for any reason other than cause, disability or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. The stock appreciation right term may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant's service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the right to terminate the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards.    The 2010 Incentive Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid to a covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our compensation committee can structure such awards so that stock or cash will be issued or paid pursuant to such award only after the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected for awards under the 2010 Incentive Plan include one or more of the following: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) total stockholder return; (5) return on equity or average stockholders' equity; (6) return on assets, investment, or capital employed; (7) stock price; (8) margin (including gross margin); (9) income (before or after taxes); (10) operating income; (11) operating income after taxes; (12) pre-tax profit; (13) operating cash flow; (14) sales or revenue targets; (15) increases in revenue or product revenue; (16) expenses and cost reduction goals; (17) improvement in or attainment of working capital levels; (18) economic value added (or an equivalent metric); (19) market share; (20) cash flow; (21) cash flow per share; (22) share price performance; (23) debt reduction; (24) implementation or completion of projects or processes; (25) customer satisfaction; (26) stockholders' equity; (27) capital expenditures; (28) debt levels; (29) operating profit or net operating profit; (30) workforce diversity; (31) growth of net income or operating income; (32) billings; (33) bookings; and (34) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Board.

The performance goals for awards under the 2010 Incentive Plan may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates, or business segments, and expressed in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise (1) in the award agreement at the time the award is granted or (2) in such other document setting forth the performance goals at the time the goals are established, we will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (A) to exclude restructuring and/or other nonrecurring charges; (B) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated goals; (C) to exclude the effects of changes to generally accepted accounting principles; (D) to exclude the effects of any statutory adjustments to corporate tax rates; (E) to exclude the effects of any "extraordinary items" as determined under generally accepted accounting principles; (F) to exclude the dilutive effects of acquisitions or joint ventures; (G) to assume that any business divested by the company achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (H) to exclude the effect of any change in the outstanding shares of common stock of the company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (I) to exclude the effects of stock based compensation and/or the award of bonuses under the company's bonus plans; and (J) to exclude the effect of any other unusual, non-recurring gain or loss or other extraordinary item. In addition, we retain the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of the goals. The performance goals may differ from participant to participant and from award to award.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to capital structure.    In the event that there is a specified type of change in our capital structure without the receipt of consideration by the company, such as a stock split or recapitalization, appropriate adjustments will be made to (a) the class and maximum number of shares reserved for issuance under the 2010 Incentive Plan, (b) the class and maximum number of shares by which the share reserve may increase automatically each year, (c) the class and maximum number of shares that may be issued upon the exercise of incentive stock options, (d) the class and maximum number of shares subject to stock awards that can be granted in a calendar year (as established under the 2010 Incentive Plan pursuant to Section 162(m) of the Code), and (e) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions.    If we dissolve or liquidate, then outstanding stock options under the 2010 Incentive Plan will terminate immediately prior to such dissolution or liquidation and shares of restricted stock may be repurchased by us, even though the holder may still be providing services for us.

In the event of certain specified significant corporate transactions, such as an acquisition of the company that results in a material change in the ownership of the company, the surviving or acquiring corporation (or its parent company) may assume, continue or substitute similar stock awards for the outstanding stock awards granted under the 2010 Incentive Plan, and any reacquisition or repurchase rights held by us may be assigned to the successor entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such stock awards, then (i) with respect to any such stock awards that are held by participants whose service has not terminated prior to the corporate transaction, the vesting and exercisability of such stock awards will be accelerated in full and will terminate if not exercised prior to the effective date of the corporate transaction, and any reacquisition or repurchase rights held by us shall lapse, and (ii) with respect to any other such stock awards, the vesting and exercisability of such stock awards will not be accelerated and will terminate if not exercised prior to the effective date of the corporate transaction, except that any reacquisition or repurchase rights held by us will not terminate and may be exercised notwithstanding the corporate transaction. In either case, no vested restricted stock unit award will terminate without being settled by delivery of shares of our common stock, their cash equivalent, any combination thereof, or in any other form of consideration, as determined by our board of directors, prior to the effective time of the corporate transaction. In the event a stock award will terminate if not exercised prior to a corporate transaction, our board of directors may provide, in its sole discretion, that the participant may not exercise such stock award but will receive a payment, in such form as may be determined by our board of directors, equal in value to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) the exercise price otherwise payable in connection with the stock award.

Upon or following specified change in control transactions, the vesting and exercisability of stock awards may be accelerated, but only if so provided in a participant's stock award agreement or other written agreement with the company.

Limitations of liability and indemnification of officers and directors

Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, includes provisions that limit the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties except for:

•
any breach of the director's duty of loyalty to us or to our stockholders;

•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•
any transaction from which a director derived an improper personal benefit.

Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that, subject to limited exceptions, we must indemnify our directors and executive officers and may indemnify our officers, employees and other agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to advance expenses, as incurred by an indemnified party in connection with the defense of any action or proceeding arising out of his or her status or service as a director, officer, employee or other agent of us upon an undertaking by him or her to repay any advances if it is ultimately determined that he or she is not entitled to indemnification.

Prior to the completion of this offering we will enter into separate indemnification agreements with our directors and executive officers. These agreements require us to, among other things, indemnify the director or executive officer against expenses, including attorney's fees, judgments, fines and settlements paid by the individual in connection with any action, suit or proceeding arising out of the individual's status or service as our director or executive officer, other than liabilities arising from such individuals violation of law, and to advance expenses incurred by the individual in connection with any proceeding against him or her individually with respect to which he or she may be entitled to indemnification by us. We believe that the provisions of our amended and restated certificate of incorporation and amended and restated bylaws and the indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain directors' and officers' liability insurance, including coverage for public securities matters.

At present we are not aware of any pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification will be required or permitted. Furthermore, we are not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

Certain relationships and related party transactions

In addition to the executive and director compensation arrangements, including the employment, termination of employment and change of control arrangements, discussed above under "Management—Executive compensation," and "Employee agreements and arrangements," the following is a description of transactions since January 1, 2009 (unless otherwise specified) to which we have been a party, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Sales of securities

Since our inception through December 31, 2010, the following executive officers, directors and holders of 5% or more of our outstanding stock have purchased the number of securities at the price and as of the dates set forth below.

	Common stock	Series A preferred stock		Series B preferred stock	Warrants to purchase Series B preferred stock(1)	Series C preferred stock
Entities affiliated with directors
Sprout Capital IX, L.P.(2)	—	—		2,977,233	—	1,032,149	(3)
The Goldman Sachs Group, Inc.(4)	3,017,274	—		—	—	—
InterWest Partners VII, L.P.(5)	—	1,750,000		788,091	32,941	891,327	(6)
Three Arch Partners II, L.P.(7)	—	1,750,000	(8)	350,263	32,942	739,541
Other 5% securityholders
Draper Fisher Jurvetson Fund V, L.P.(9)	—	1,150,000		612,960	21,654	618,691
The Bay City Capital Fund II, L.P.(10)	—	—		1,401,051	—	485,717	(11)
Kirk M. Loevner(12)	1,125,319	—		—	—	236,441
Price Per Share	$0.32-$13.26	$1.00		$5.71	$0.0005	$1.5926
Date(s) of Purchase	11/04-12/09	09/99		08/00	05/00	07/02-09/04

(1)
The exercise price of the warrants to purchase Series B Stock is $5.71 per share. Each of the warrants were subsequently exercised.

(2)
Represents shares held by Sprout Capital IX, L.P., DLJ ESC II, L.P., DLJ Capital Corporation and Sprout Entrepreneurs' Fund, L.P. Dr. Chambon, one of our directors, is a managing director of New Leaf Venture Partners, LLC, a venture capital firm spun out from Sprout Group.

(3)
Includes 380,891 shares repurchased by us on December 20, 2007 at $10.35 per share.

(4)
Mr. Cohen, one of our directors, is Managing Director of the Principal Strategic Investments Group of Goldman Sachs & Co. The Goldman Sachs Group, Inc. transferred its shares to Goldman, Sachs & Co. in January 2011.

(5)
Represents shares held by InterWest Partners VII, L.P. and InterWest Investors VII, L.P. Dr. Kliman, one of our directors, is a managing director of InterWest Management Partners VII, LLC, the general partner of the InterWest Funds.

(6)
Includes 538,490 shares repurchased by us on December 20, 2007 at $10.35 per share.

(7)
Mr. Wan, one of our directors, is a managing member of Three Arch Management II, L.L.C, the general partner of Three Arch Partners II, L.P.

(8)
Includes 454,624 shares repurchased by us on December 20, 2007 at $10.35 per share.

(9)
Represents shares held by Draper Fisher Jurvetson Fund V, L.P. and Draper Fisher Jurvetson Partners V, LLC.

(10)
Represents shares held by The Bay City Capital Fund II, L.P. and The Bay City Capital Fund II Co-Investment Fund, L.P.

(11)
Includes 354,644 shares repurchased by us on December 20, 2007 at $10.35 per share.

(12)
Represents shares acquired upon exercise of outstanding options and includes (i) 243,479 shares repurchased by us on November 19, 2009 at $8.27 per share, (ii) 45,882 shares sold to a third party on December 31, 2009 at $8.91 per share, and (iii) 835,957 shares of common stock and 236,441 shares of Series C Stock pledged as security to a third party on July 20, 2009.

Each share of our Series A Stock and Series C Stock will convert into 0.786 shares of our common stock and our Series B Stock will convert into 0.90813437 shares of our common stock immediately prior to the closing of this offering.

Investor rights agreement

We have entered into an agreement with a certain purchaser of our common stock, purchasers of our preferred stock and a warrant to purchase our preferred stock and our principal stockholders with which certain of our directors are affiliated, pursuant to which these securityholders will have, among other things, registration rights with respect to their shares of common stock following this offering. Upon the closing of this offering, all shares of our outstanding preferred stock will be automatically converted into common stock. See the section of this prospectus entitled "Description of capital stock—Registration rights" for a further description of the terms of this agreement.

Employment agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see the section of this prospectus entitled "Management—Executive employment and severance agreements."

Director and officer indemnification

Our amended and restated certificate of incorporation to be effective upon the completion of this offering contains provisions limiting the liability of directors. In addition, we will be entering into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See the section of this prospectus entitled "Management—Limitations of liability and indemnification of officers and directors."

Other agreements

In December 2005, we entered into a master services agreement with Reliant Pharmaceuticals, Inc., or Reliant, whereby we provide certain creative development, implementation and reporting and project management services through our DocAlert channel. One of our stockholders, The Bay City Capital Fund II, L.P. and its related entities, holds greater than a 10% equity interest in Reliant and, as such, may have a material direct or indirect interest in our transactions with Reliant. We recorded revenue from Reliant of approximately $385,000, $385,000 and $0 for the years ended December 31, 2007, 2008 and 2009, respectively.

In February 2008, we entered into our standard form of agreement with Oscient Pharmaceuticals Corporation, or Oscient, whereby we provide services and messages through our DocAlert channel to certain clients specified by Oscient. John E. Voris, a member of our board of directors, is a member of the board of directors of Oscient at the time of the agreement. Under the agreement, Oscient has paid us a total amount of $225,000.

In 2009, we entered into various agreements with Cline Davis & Mann, Inc. and SSCG Media Group, a division of Cline Davis & Mann, whereby we provided various marketing, educational, media and creative services through our DocAlert channel. Cline Davis & Mann is a subsidiary of DAS, where Mr. Harrison, a member of our board of directors, serves as the Chief Executive Officer. For the year ended December 31, 2009, we recorded revenue of $800,000 and $700,000 from Cline Davis & Mann and SSCG Media Group, respectively. Mr. Harrison does not have a direct or indirect material interest in these transactions and these transactions are immaterial to DAS.

In 2009, we provided services to Porter Novelli, also a DAS subsidiary. In connection with these services, we recorded revenue from Porter Novelli of approximately $200,000 for the year ended December 31, 2009. In addition, in 2010, Porter Novelli provided advertising services to us and, as of September 30, 2010, we incurred expenses of approximately $953,000 for the current fiscal year in connection with these advertising services. Mr. Harrison does not have a direct or indirect material interest in this transaction and this transaction is immaterial to DAS.

Review, approval or ratification of transactions with related parties

Pursuant to our written Code of Business Conduct and Ethics, executive officers and directors are not permitted to enter into any transactions with Epocrates without the approval of either our audit committee, pursuant to the provisions set forth in the audit committee charter, or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to us, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director's independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. We have designated a compliance officer to generally oversee compliance with the Code of Business Conduct and Ethics.

All of the transactions described above were entered into prior to the adoption of our Code of Business Conduct and Ethics. As each of the aforementioned were entered into in the ordinary course of business and were deemed not material to our business or operations, they were not formally approved or ratified by our board of directors or audit committee.

For a complete description of the agreements entered into with subsidiaries of DAS, of which Thomas L. Harrison, a member of our compensation committee and board of directors, is the Chief Executive Officer, please refer to the section of this prospectus entitled "Compensation committee interlocks and insider participation."

Principal and selling stockholders

The following table sets forth, as of December 31, 2010, information regarding beneficial ownership of our capital stock by the following:

•
each person or entity who beneficially owns more than 5% of our common stock;
•
each of our directors;
•
all of our directors and executive officers as a group;
•
each of our other named executive officers; and
•
each of our stockholders selling shares in this offering.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person possesses sole or shared voting or investment power of that security, and includes shares underlying options and warrants that are currently exercisable or exercisable within 60 days. Information with respect to beneficial ownership has been furnished to us by each director, executive officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Unless otherwise indicated, options and warrants to purchase shares of our common stock that are exercisable within 60 days of December 31, 2010 are deemed to be beneficially owned by the persons holding these options and warrants for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage.

Unless otherwise indicated, none of the stockholders selling shares in this offering is a broker-dealer or an affiliate of a broker-dealer.

This table lists applicable percentage ownership based on 18,891,294 shares of common stock outstanding as of December 31, 2010, including shares of preferred stock, on an as-converted basis, and also lists applicable percentage ownership based on 22,465,579 shares of common stock outstanding after the closing of this offering.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Epocrates, Inc., 1100 Park Place, Suite 300, San Mateo, California 94403.

		Shares issuable pursuant to options exercisable within 60 days of December 31, 2010		Percent of common stock
	Shares of common stock beneficially owned(1)
Name and address of beneficial owner			Shares being sold in the offering	Before offering	After offering
5% securityholders
Entities affiliated with Sprout Capital IX, L.P.(2)	3,215,612	—	571,442	17.0%	11.8%
Goldman, Sachs & Co.(3)	3,039,544	22,270	251,520	16.1	12.4
Entities affiliated with InterWest Partners VII, L.P.(4)	2,398,434	—	426,223	12.7	8.8
Entities affiliated with Draper Fisher Jurvetson Fund V, L.P.(5)	1,966,503	—	—	10.4	8.8
Three Arch Partners II, L.P.(6)	1,947,445	—	292,116	10.3	7.4
Entities affiliated with The Bay City Capital Fund II, L.P.(7)	1,375,365	—	244,414	7.3	5.0
Kirk M. Loevner(8)	1,021,799	—	—	5.4	4.5
Directors and executive officers
Rosemary A. Crane	416,570	416,570	—	2.2	1.8
Paul F. Banta	250,145	145,334	—	1.3	1.1
David B. Burlington	—	—	—	—	—
Joseph B. Kleine	191,286	191,286	—	1.0	*
Burt W. Podbere	70,836	70,836	—	*	*
Patrick D. Spangler	—	—	—	—	—
Richard H. Van Hoesen(9)	161,416	—	—	*	*
Philippe O. Chambon, M.D., Ph.D.(2)	3,237,885	22,270	571,442	17.1	11.9
Darren W. Cohen(3)	3,039,544	22,270	251,520	16.1	12.4
Thomas L. Harrison	154,579	154,579	—	*	*
Patrick S. Jones	99,559	99,559	—	*	*
Gilbert H. Kliman, M.D.(4)	2,420,706	22,270	426,223	12.8	8.9
John E. Voris(10)	899,080	94,238	—	4.7	4.0
Mark A. Wan(6)	1,969,715	22,270	292,116	10.4	7.5
Jacob J. Winebaum	24,890	24,890	—	*	*
All directors and executive officers as a group (15 persons)	12,936,210	1,286,372	1,541,301	64.1%	48.0%

*
Less than one percent (1%)

(1)
Includes shares of common stock issuable pursuant to options exercisable within 60 days of December 31, 2010.

(2)
Represents 2,960,232 shares held by Sprout Capital IX, L.P., of which 526,057 shares are being sold in this offering, 193,087 shares held by DLJ ESC II, L.P., of which 34,314 shares are being sold in this offering, 40,547 shares held by DLJ Capital Corporation, or DLJCC, of which 7,207 shares are being sold in this offering, and 21,746 shares held by Sprout Entrepreneurs' Fund, L.P., collectively, the Sprout Funds, of which 3,864 shares are being sold in this offering. DLJCC, a wholly owned subsidiary of Credit Suisse (USA), Inc., which is a subsidiary of Credit Suisse Holdings (USA), Inc., is the managing general partner of Sprout Capital IX, L.P. and the sole general partner of Sprout Entrepreneurs Fund. DLJ LBO Plans Management Corporation, the general partner of ESC, is wholly owned by Credit Suisse First Boston Private Equity, Inc., which in turn is wholly owned by Credit Suisse (USA), Inc. Credit Suisse (USA), Inc. is a member of Credit Suisse Securities (USA) LLC, a registered broker dealer and member of the National Association of Securities Dealers.

Dr. Chambon, one of our directors, Nicole Arnaboldi, Robert Finzi, Janet Hickey and Kathleen LaPorte are members of the Sprout Investment Committee and have shared investment and divestment decisions over the shares owned by the Sprout Funds. In addition, Dr. Chambon and Ms. LaPorte are managing directors of New Leaf Venture Partners, L.L.C., or NLVP, which has entered into an agreement with DLJCC whereby NLVP will provide investment advisory services to the Sprout Funds. Dr. Chambon disclaims beneficial ownership of the shares held by the Sprout Funds, except to the extent of his pecuniary interest therein. The address for Sprout Group is 11 Madison Avenue, 13th Floor, New York, NY 10010.

(3)
Includes 3,017,274 shares transferred to Goldman, Sachs & Co. by The Goldman Sachs Group, Inc. in January 2011 and options to purchase 22,270 shares granted to Mr. Darren Cohen, one of our directors. Mr. Cohen is obligated to transfer any shares issued pursuant to the exercise of such options to The Goldman Sachs Group, Inc. As of December 31, 2010, the beneficial owner was The Goldman Sachs Group, Inc. The address for The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. is 200 West Street, 7th Floor, New York, NY 10282.

(4)
Represents 2,292,525 shares held by InterWest Partners VII, L.P., of which 407,401 shares are being sold in this offering, and 105,909 shares held by InterWest Investors VII, L.P., collectively, the InterWest Funds, of which 18,822 shares are being sold in this offering. InterWest Management Partners VII, LLC is the general partner of the InterWest Funds and thereby has sole voting and investment control over the shares owned by the InterWest Funds. Dr. Kliman, one of our directors, Harvey B. Cash, Philip T. Gianos, W. Scott Hedrick, W. Stephen Holmes, Thomas L. Rosch and Arnold L. Oronsky are managing directors of InterWest Management Partners VII, LLC and have shared voting and investment control over the shares owned by the InterWest Funds. The managing directors and members of InterWest Management Partners VII, LLC disclaim beneficial ownership of the shares owned by the InterWest Funds, except to the extent of their respective pecuniary interest therein. The address for InterWest Partners is 2710 Sand Hill Road, Second Floor, Menlo Park, California 94025.

(5)
Represents 1,819,017 shares held by Draper Fisher Jurvetson Fund V, L.P. and 147,486 shares held by Draper Fisher Jurvetson Partners V, LLC., collectively, the DFJ funds. Draper Fisher Jurvetson Management Co. V, LLC is the general partner of Draper Fisher Jurvetson Fund V, L.P. and thereby has sole voting and investment control over the shares owned by Draper Fisher Jurvetson Fund V, L.P. Timothy C. Draper, John H.N. Fisher and Stephen T. Jurvetson are the managing directors of Draper Fisher Jurvetson Management Co. V, LLC and managing members of Draper Fisher Jurvetson Partners V, LLC. They share voting and investment control over the shares owned by the DFJ Funds. The managing directors and managing members disclaim beneficial ownership of the shares owned by the DFJ Funds except to the extent of their respective pecuniary interest therein. The address for Draper Fisher Jurvetson is 2882 Sand Hill Road, Suite 150, Menlo Park, California 94025.

(6)
Three Arch Management II, L.L.C., or TAM II, is the general partner of Three Arch Partners II, L.P., or Three Arch, and thereby has sole voting and investment control over the shares owned by the Three Arch. Mr. Wan, one of our directors, Wilfred E. Jaeger and Barclay Nicholson are managing members of TAM II and have shared voting and investment control over the shares owned by Three Arch. Mr. Wan disclaims beneficial ownership of the shares held by Three Arch except to the extent of his pecuniary interest therein. The address for Three Arch Partners is 3200 Alpine Road, Portola Valley, California 94028.

(7)
Represents 1,290,941 shares held by The Bay City Capital Fund II, L.P., of which 229,410 shares are being sold in this offering, and 84,424 shares held by The Bay City Capital Fund II Co-Investment Fund, L.P., collectively, the Bay City Capital Funds, of which 15,004 shares are being sold in this offering. Bay City Capital Management II, LLC is the general partner of the Bay City Capital Funds and thereby has sole voting and investment control over the shares owned by the Bay City Capital Funds. Frederick B. Craves and Carl Goldfischer are the managing directors of Bay City Capital Management II, LLC. They share voting and investment control over the shares owned by the Bay City Capital Funds. The managing directors disclaim beneficial ownership of the shares owned by the Bay City Capital Funds except to the extent of their respective pecuniary interest therein. The address for Bay City Capital is 750 Battery Street, Suite 400, San Francisco, California 94111.

(8)
All shares held by Mr. Loevner were pledged as security to a third party on July 20, 2009. Mr. Loevner is required to vote the shares in accordance with the instructions of such third party.

(9)
Includes 123,669 shares held in the Van Hoesen Family Revocable Trust of January 8, 1996, as amended and restated November 8, 2006 for which Mr. Van Hoesen and his wife are trustees. They have shared voting and dispositive power over these shares.

(10)
Includes 698,261 shares held in the John E. and Karen P. Voris Trustees, Voris Trust Dated 9-17-97, or the Voris Trust, 53,290 shares in the John Edward Voris Grantor Retained Annuity Trust I, or the JEV GRAT, and 53,290 shares held in the Karen Prah Voris Grantor Retained Annuity Trust I, or the KPV GRAT. Mr. Voris and his wife are trustees of the Voris Trust and have shared voting and dispositive power over the shares held by the Voris Trust. Mr. Voris is trustee of the JEV GRAT and has sole voting and dispositive power over the shares held by the JEV GRAT. Mrs. Voris is trustee of the KPV GRAT and has sole voting and dispositive power over the shares held by the KPV GRAT.

Description of capital stock

Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common stock

As of December 31, 2010, 18,891,294 shares of our common stock were outstanding and held of record by 181 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering. In addition, as of December 31, 2010, 6,268,212 shares of our common stock were subject to outstanding options, 171,219 were subject to restricted stock unit grants and 16,540 shares of our common stock, on an as-converted basis, were subject to an outstanding warrant. Upon the closing of this offering, 22,465,579 shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters' over-allotment option.

Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon the closing of this offering will be fully paid and non-assessable.

Preferred stock

After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change of control. Even the ability to issue preferred stock could delay or impede a change of control. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Warrants

As of December 31, 2010, 16,540 shares of our common stock, on an as-converted basis, were issuable upon exercise of an outstanding warrant to purchase Series B Stock with an exercise price of $5.71 per share. This warrant was issued in connection with the execution of a credit facility we entered into with a lender. This warrant is immediately exercisable and will expire seven years from the closing of this offering. This warrant has a net exercise provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration rights

Commencing 180 days after the effective date of the registration statement of which this prospectus is a part, the holders of 12,337,300 shares of our common stock or certain transferees, including 16,540 shares of common stock issuable upon the exercise of an outstanding warrant, will be entitled to require us to register these shares under the Securities Act, subject to limitations and restrictions. Also, if at any time, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and, subject to certain exceptions, will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, the holders of these shares may require us, at our expense and on not more than two occasions in any twelve month period, to file a registration statement on Form S-3 under the Securities Act, if we become eligible to use such form, covering their shares of our common stock, and we will be required to use our reasonable efforts to have the registration statement declared effective. These rights shall terminate on the earlier of three years after the closing of this offering, or, with respect to an individual holder, if such holder holds less than 1% of our then issued and outstanding shares of capital stock and such shares may be immediately sold under Rule 144 during any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-takeover provisions of Delaware law and charter provisions

Upon the closing of this offering we will be subject to Section 203 of the Delaware General Corporation Law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

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prior to that date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and by employee stock plans in which shares held subject to the plan will be tendered in a tender or exchange offer; or

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on or subsequent to that date, the business combination is approved by our board of directors and is authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Section 203 defines business combination to include:

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any merger or consolidation involving the corporation and the interested stockholder;

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any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

On the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

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Issuance of undesignated preferred stock.  After the filing of our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

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Board of directors vacancies.  Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

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Stockholder action; special meetings of stockholders.  Our amended and restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

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Advance notice requirements for stockholder proposals and director nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

These provisions may have the effect of delaying or preventing a change of control.

Transfer agent and registrar

The transfer agent and registrar for the common stock is Computershare Trust Company, N.A. The transfer agent and registrar's address is 250 Royall Street, Canton, MA 02021.

NASDAQ Global Market listing

We have been approved to list our common stock on The NASDAQ Global Market under the symbol "EPOC."

Material United States federal tax consequences
for non-United States holders

The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock for a non-United States holder. For purposes of this discussion, a non-United States holder is any beneficial owner that, for United States federal income tax purposes, is not a partnership or a United States person; the term United States person means:

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an individual citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) or a partnership (or entity taxable as a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

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an estate whose income is subject to United States federal income tax regardless of its source; or

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a trust (i) whose administration is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust, or (ii) that has made an election to be treated as a United States person.

If a partnership or other pass-through entity treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships and other pass-through entities that hold our common stock and partners or members in such partnerships or other entities to consult their tax advisors regarding the United States federal income and estate tax consequences of the ownership and disposition of our common stock.

This discussion assumes that non-United States holders will hold our common stock issued pursuant to this offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special tax situations. United States expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

We have not made any distributions on our common stock and we do not plan to pay any distributions on our common stock for the foreseeable future. However, if we do pay distributions on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will constitute a return of capital that will first reduce a holder's basis in its stock, but not below zero, and then will be treated as gain from the sale of the stock.

Any dividends (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide us or our paying agent with an IRS Form W-8BEN certifying its qualification for the reduced rate.

Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and that are attributable to a non-United States holder's permanent establishment in the United States if required by applicable tax treaty) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying this exemption. Such effectively connected dividends, although not subject to this withholding tax, are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and that are attributable to a corporate non-United States holder's permanent establishment in the United States if required by applicable tax treaty) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an applicable tax treaty).

A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the Internal Revenue Service, or IRS.

Gain on disposition of common stock

A non-United States holder generally will not be subject to United States federal income tax on gain realized upon the sale or other disposition of our common stock unless:

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the gain is effectively connected with a United States trade or business of the non-United States holder (and attributable to a permanent establishment in the United States if required by applicable tax treaty), which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes;

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the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

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our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

We believe that we are not currently, and that we will not become, a "United States real property holding corporation" for United States federal income tax purposes.

Backup withholding and information reporting

Generally, we must report annually to the IRS the amount of dividends paid to a non-United States holder, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report will be sent to the non-United States holder of our common stock. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

Payments of dividends or of proceeds on the disposition of common stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a United States person.

Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Recent legislation

Recent legislation imposes a withholding tax of 30% on payments to certain foreign entities (including financial intermediaries), after December 31, 2010, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the certification requirements for backup withholding purposes have been satisfied. Non-United States holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Federal estate tax

An individual non-United States holder who is treated as the owner, or who has made certain lifetime transfers, of an interest in our common stock generally will be required to include the value thereof in his or her gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Shares eligible for future sale

Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

Based on shares outstanding on December 31, 2010, upon the closing of this offering, 22,465,579 shares of common stock will be outstanding, assuming no outstanding options are exercised prior to the closing of this offering, and no outstanding warrants will be exercised prior to the closing of this offering. All of the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters' over-allotment option), unless held by our affiliates as that term is defined under Rule 144 under the Securities Act.

The remaining 17,105,579 shares of common stock outstanding upon the closing of this offering are restricted securities as defined under Rule 144 of the Securities Act. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration, including by reason of Rule 144 or 701 under the Securities Act, which rules are summarized below. These remaining shares will be available for sale as follows:

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no restricted shares of common stock will be eligible for immediate sale upon the completion of this offering; and

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restricted shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701 upon expiration or earlier waiver of lock-up agreements with the underwriters no earlier than the 91st day after the effective date of the registration statement of which this prospectus is a part, subject, in the case of our affiliates, to the volume, manner of sale and other limitations under those rules.

Additionally, of the 6,268,212 shares of common stock issuable upon exercise of options outstanding as of December 31, 2010, approximately 3,942,505 of the shares subject to these options will be vested and 171,219 shares were subject to restricted stock unit grants, approximately 23,203 of the shares subject to the restricted stock units will be vested and eligible for exercise and sale upon expiration or earlier waiver of the lock-up agreements as described above.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to and compliant with the Exchange Act periodic reporting requirements for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours, has not been an affiliate of ours during the preceding three months and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

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one percent of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise of the underwriters' overallotment option to purchase additional shares, based on the number of shares of common stock outstanding as of December 31, 2010; or

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the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. All of the Rule 701 shares are subject to lock-up agreements as described below and under the section entitled "Underwriting" and will become eligible for sale at the expiration of those agreements.

Form S-8 registration statements

We intend to file one or more registration statements on Form S-8 under the Securities Act after the closing of this offering to register the shares of our common stock subject to outstanding options or reserved for future issuance under our stock plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up agreements

Our officers and directors and certain of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with customary exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, in each case other than the shares of common stock sold by the selling stockholders in this offering. Notwithstanding the foregoing, unless waived by J.P. Morgan Securities LLC, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. J.P. Morgan Securities LLC may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Substantially all of the shares that are not subject to the underwriters' lock-up agreements are subject to similar contractual lock-up restrictions with us.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities LLC
Piper Jaffray & Co.
William Blair & Company, L.L.C.
JMP Securities LLC

Total	5,360,000

The underwriters are committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $            per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $            per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common stock offered in this offering.

The underwriters have an option to buy up to 804,000 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $            per share. The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters in connection with this offering, assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Paid by us		Paid by selling stockholders		Total

	No exercise	Full exercise	No exercise	Full exercise	No exercise	Full exercise

Per share					$	$
Total					$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.36 million.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or any such other securities (regardless of whether any such transactions described in clause (i) or (ii) above are to be settled by delivery of common stock or such other securities, in cash or otherwise) other than the shares to be sold hereunder and any shares of common stock of our company issued upon the exercise of options granted under company stock plans, in each case without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers, and certain of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with customary exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, in each case other than the shares of common stock sold by the selling stockholders in this offering. Notwithstanding the foregoing, unless waived by J.P. Morgan Securities LLC, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. J.P. Morgan Securities LLC may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have been approved to list our common stock on The NASDAQ Global Market under the symbol "EPOC."

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M promulgated under the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

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the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Selling restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the joint book-running managers for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document, as well as any other material relating to the shares, is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of clients, and hold on behalf of themselves or their clients, long or short positions in our debt or equity securities or loans, and may do so in the future.

 Legal matters

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Cooley LLP, Palo Alto, California. Davis Polk & Wardwell LLP, Menlo Park, California, is counsel for the underwriters in connection with this offering.

Experts

The financial statements as of December 31, 2008, 2009 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1, including all amendments and supplements thereto, under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon the closing of this offering, we will file reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and obtain copies of this information at the Public Reference Room of the SEC, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at www.epocrates.com, at which, following the completion of this offering, you may access these materials as soon as reasonably practicably after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We intend to provide our stockholders with annual reports containing consolidated financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm, and to file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each year.

Index to financial statements

Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2008 and 2009 and as of September 30, 2009 and 2010	F-3
Statements of Operations for each of the three years in the period ended December 31, 2009 and for the nine months ended September 30, 2009 and 2010	F-4

Statements of Changes in Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Deficit for each of the three years in the period ended December 31, 2009 and for the nine months ended September 30, 2010

F-6
Statements of Cash Flows for each of the three years in the period ended December 31, 2009 and for the nine months ended September 30, 2009 and 2010	F-10
Notes to Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Epocrates, Inc.:

 In our opinion, the accompanying balance sheets and the related statements of operations, of changes in mandatorily redeemable convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Epocrates, Inc. at December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 As discussed in Note 2 of the financial statements, the Company changed the manner in which it accounts for revenue recognition in multiple element arrangements in 2009.

 As discussed in Note 7 of the financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes in 2007.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 16, 2010, except for Note 17, as to which the date is January 28, 2011

EPOCRATES, INC.
Balance sheets
(in thousands, except per share data)

	December 31,			Pro Forma Stockholders' Equity September 30, 2010
			September 30, 2010
	2008	2009
			(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$58,265	$60,895	$51,710
Short-term investments	—	4,424	18,468
Accounts receivable, net of allowance for doubtful accounts of $27, $22 and $102, respectively	12,326	17,309	13,838
Deferred tax asset	13,829	9,345	7,141
Prepaid expenses and other current assets	2,292	3,984	3,768

Total current assets	86,712	95,957	94,925
Property and equipment, net	25,513	25,237	7,186
Deferred tax asset, long-term	2,256	899	899
Goodwill	—	1,120	10,740
Other intangible assets, net	—	577	6,009
Other assets	1,878	1,675	2,481

Total assets	$116,359	$125,465	$122,240

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$2,105	$1,582	$3,401
Deferred revenue	50,437	54,587	48,646
Other accrued liabilities	6,329	5,781	7,293	35,914

Total current liabilities	58,871	61,950	59,340
Financing liability	20,314	20,314	—
Deferred revenue, less current portion	8,002	7,721	6,969
Contingent consideration	—	1,300	16,935
Other liabilities	1,577	1,342	1,326	$1,230

Total liabilities	88,764	92,627	84,570
Commitments and contingencies (Note 8)
Mandatorily redeemable convertible preferred stock $0.001 par value; 15,304 shares authorized; 13,142 shares issued and outstanding at December 31, 2008, December 31, 2009 and September 30, 2010 (unaudited); (aggregate liquidation preference at December 31, 2009: $70,533); no shares issued and outstanding pro forma (unaudited)	67,662	70,502	72,632	$—

Stockholders' equity (deficit)
Common stock: $0.001 par value; 30,129 shares authorized; 7,937, 7,509 and 7,619 shares issued and outstanding at December 31, 2008, December 31, 2009 and September 30, 2010 (unaudited), respectively; 18,708 shares issued and outstanding pro forma (unaudited) at September 30, 2010	8	8	8	19
Additional paid-in capital	4,027	6,291	9,742	53,838
Deferred stock-based compensation	(14)	—	—	—
Accumulated other comprehensive loss	—	(1)	3	3
Accumulated deficit	(44,088)	(43,962)	(44,715)	(44,715)

Total stockholders' equity (deficit)	(40,067)	(37,664)	(34,962)	$9,145

Total liabilities, mandatorily redeemable convertible preferred stock, and stockholders' deficit	$116,359	$125,465	$122,240

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.
Statements of operations
(in thousands, except per share data)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Subscription revenues	$19,732	$20,099	$19,001	$13,766	$17,315
Interactive services revenues	45,879	63,246	74,653	52,482	56,388

Total revenues, net	65,611	83,345	93,654	66,248	73,703
Cost of subscription revenues	5,808	5,558	6,558	5,091	4,819
Cost of interactive services revenues	16,997	19,228	22,894	16,854	18,511

Total cost of revenues(1)	22,805	24,786	29,452	21,945	23,330

Gross profit	42,806	58,559	64,202	44,303	50,373

Operating expenses(1):
Sales and marketing	16,887	18,167	22,704	16,306	22,011
Research and development	10,519	12,430	14,663	10,555	14,512
General and administrative	11,983	14,888	11,587	8,630	11,249
Change in fair value of contingent consideration	—	—	—	—	885

Total operating expenses	39,389	45,485	48,954	35,491	48,657

Income from operations	3,417	13,074	15,248	8,812	1,716
Interest income	1,714	1,180	127	109	73
Interest expense	(285)	(855)	(855)	(641)	(214)
Other income/(expense), net	(233)	545	(73)	(74)	2
Gain on sale-leaseback of building	—	—	—	—	1,689

Income before income taxes	4,613	13,944	14,447	8,206	3,266
Benefit (provision) for income taxes	21,126	(6,510)	(6,788)	(4,050)	(2,142)

Net income	25,739	7,434	7,659	4,156	1,124

Less: 8% dividend on preferred stock	3,747	3,523	3,523	2,643	2,643
Less: Allocation of net income to participating preferred stockholders	14,965	2,290	2,433	887	—

Net income (loss) available to common stockholders—basic	$7,027	$1,691	$1,703	$626	$(1,519)
Undistributed earnings re-allocated to common stockholders	1,447	219	205	76	—

Net income (loss) available to common stockholders—diluted	$8,474	$1,840	$1,908	$702	$(1,519)

Net income (loss) per common share—basic	$1.18	$0.21	$0.22	$0.08	$(0.20)

Net income (loss) per common share—diluted	$1.06	$0.19	$0.20	$0.07	$(0.20)

Weighted average common shares outstanding—basic	5,967	7,847	7,758	7,816	7,517

Weighted average common shares outstanding—diluted	7,996	9,852	9,491	9,599	7,517

Pro forma net income per share—basic (unaudited)			$0.36		$0.05

Pro forma net income per share—diluted (unaudited)			$0.34		$0.05

Pro forma weighted average common shares outstanding—basic			20,990		20,922

Pro forma weighted average common shares outstanding—diluted			22,730		20,551

(1)
Includes stock-based compensation in the following amounts:

Cost of revenues	$178	$158	$213	$155	$218
Sales and marketing	1,127	676	1,221	953	1,320
Research and development	747	511	899	595	1,237
General and administrative	1,135	2,275	2,201	1,620	1,929

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.
Statements of changes in mandatorily redeemable convertible preferred stock and stockholders' deficit
(in thousands)

			Common Stock
	Mandatorily Redeemable Convertible Preferred Stock
					Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income
	Shares	Amount	Shares	Amount
Balance at January 1, 2007	15,271	$64,866	6,042	$6	$—	$2	$(415)	$—	$(75,584)	$(75,991)
Issuance of common stock upon exercise of stock options			291			391				391
Repurchase of unvested exercised options for terminated employees			(26)			(15)				(15)
Employee stock-based compensation expense						1,782				1,782
Stock compensation associated with outstanding repriced options						1,184				1,184
Amortization of employee deferred stock-based compensation							221			221
Adjustment to deferred stock-based compensation for terminated employees						(26)	26			—
Unrealized gain on available for sale securities								9		9	9
Preferred stock converted to common stock	(2,129)	(2,884)	1,673	2		2,882				2,884
Purchase of treasury stock					(41,745)					(41,745)
Sale of treasury stock					40,000					40,000
Retirement of treasury stock			(153)		1,745	(145)			(1,600)	—
Accrued dividend on Series B mandatorily redeemable convertible preferred stock		2,840				(2,763)			(77)	(2,840)
Net income									25,739	25,739	25,739

Comprehensive income											$25,748

Balance at December 31, 2007	13,142	$64,822	7,827	$8	$—	$3,292	$(168)	$9	$(51,522)	$(48,381)

			Common Stock
	Mandatorily Redeemable Convertible Preferred Stock
					Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income
	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of stock options	—	—	110	—	—	109	—	—	—	109
Employee stock-based compensation expense	—	—	—	—	—	3,641	—	—	—	3,641
Stock compensation associated with outstanding repriced options	—	—	—	—	—	(153)	—	—	—	(153)
Amortization of employee deferred stock-based compensation	—	—	—	—	—	(20)	152	—	—	132
Adjustment to deferred stock-based compensation for terminated employees	—	—	—	—	—	(2)	2	—	—	—
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	(9)	—	(9)	(9)
Accrued dividend on Series B mandatorily redeemable convertible preferred stock	—	2,840	—	—	—	(2,840)	—	—	—	(2,840)
Net income	—	—	—	—	—	—	—	—	7,434	7,434	7,434

Comprehensive income	—	—	—	—	—	—	—	—	—		$7,425

Balance at December 31, 2008	13,142	$67,662	7,937	$8	$—	$4,027	$(14)	$—	$(44,088)	$(40,067)

			Common Stock
	Mandatorily Redeemable Convertible Preferred Stock
					Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income
	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of stock options	—	—	294	—	—	941	—	—	—	941
Issuance of common stock upon release of RSUs	—	—	13	—	—	—	—	—	—	—
Employee stock-based compensation expense	—	—	—	—	—	4,760	—	—	—	4,760
Stock compensation associated with outstanding repriced options	—	—	—	—	—	—	—	—	—	—
Amortization of employee deferred stock-based compensation	—	—	—	—	—	(240)	—	—	—	(240)
Adjustment to deferred stock-based compensation for terminated employees	—	—	—	—	—	—	14	—	—	14
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	(1)	—	(1)	(1)
Purchase of treasury stock	—	—	—	—	(7,928)	—	—	—	—	(7,928)
Retirement of treasury stock	—	—	(735)	—	7,928	(395)	—	—	(7,533)	—
Accrued dividend on Series B mandatorily redeemable convertible preferred stock	—	2,840	—	—	—	(2,840)	—	—	—	(2,840)
Excess tax benefit from stock-based compensation awards	—	—	—	—	—	38	—	—	—	38
Net income	—	—	—	—	—	—	—	—	7,659	7,659	7,659

Comprehensive income	—	—	—	—	—	—	—	—	—		$7,658

Balance at December 31, 2009	13,142	$70,502	7,509	$8	$—	$6,291	$—	$(1)	$(43,962)	$(37,664)

			Common Stock
	Mandatorily Redeemable Convertible Preferred Stock
					Treasury Stock	Additional Paid-In Capital	Deferred Stock-Based Compensation	Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Deficit	Comprehensive Income
	Shares	Amount	Shares	Amount
Issuance of common stock upon exercise of stock options	—	—	360	—	—	1,122	—	—	—	1,122
Employee stock-based compensation expense	—	—	—	—	—	4,370	—	—	—	4,370
Stock compensation associated with outstanding repriced options	—	—	—	—	—	334	—	—	—	334
Unrealized gain on available for sale securities	—	—	—	—	—	—	—	4	—	4	4
Purchase of treasury stock	—	—	—	—	(2,122)	—	—	—	—	(2,122)
Retirement of treasury stock	—	—	(250)	—	2,122	(245)	—	—	(1,877)	—
Accrued dividend on Series B mandatorily redeemable convertible preferred stock	—	2,130	—	—	—	(2,130)	—	—	—	(2,130)
Net income	—	—	—	—	—	—	—	—	1,124	1,124	1,124

Comprehensive income	—	—	—	—	—	—	—	—	—		$1,128

Balance at September 30, 2010 (unaudited)	13,142	$72,632	7,619	$8	$—	$9,742	$—	$3	$(44,715)	$(34,962)

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.
Statements of cash flows
(in thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Cash flows from operating activities
Net income	$25,739	$7,434	$7,659	$4,156	$1,124
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	3,187	3,620	4,534	3,323	4,704
Depreciation and amortization	1,906	2,645	2,889	2,154	2,240
Amortization of intangible assets	—	—	—	—	548
Allowance for doubtful accounts and sales returns reserve	(19)	(11)	(5)	(25)	80
Change in carrying value of preferred stock liability	(23)	(10)	(16)	(12)	9
Excess tax benefit from stock-based compensation awards	—	—	(38)	—	—
Loss on fixed assets write-off	20	—	—	—	—
Contingent consideration expense	—	—	—	—	885
Gain on sale-leaseback of building	—	—	—	—	(1,689)
Changes in assets and liabilities, net of effect of acquisitions:
Accounts receivable	(1,502)	(650)	(4,978)	(2,335)	3,391
Deferred tax asset, current and noncurrent	(21,626)	5,541	5,841	3,705	2,204
Prepaid expenses and other assets	(229)	(442)	(1,447)	(2,026)	(592)
Accounts payable	729	569	(523)	(130)	1,819
Deferred revenue	12,429	189	3,869	4,089	(6,693)
Other accrued liabilities and other payables	2,755	(2,063)	(767)	(1,447)	1,759

Net cash provided by operating activities	23,366	16,822	17,018	11,452	9,789
Cash flows from investing activities
Purchase of property and equipment	(6,309)	(2,860)	(2,613)	(1,823)	(3,086)
Business acquisition	—	—	(400)	(400)	(850)
Purchase of short-term investments	(3,108)	—	(4,426)	(1,050)	(22,510)
Sale of short-term investments	—	1,293	—	—	1,797
Maturity of short-term investments	600	1,197	—	—	6,675

Net cash used in investing activities	(8,817)	(370)	(7,439)	(3,273)	(17,974)
Cash flows from financing activities
Book overdraft	28,412	(28,412)	—	—	—
Construction costs financed by sublandlord	2,720	—	—	—	—
Acquisition of common stock	(41,745)	—	(7,928)	(5,830)	(2,122)
Reissuance of treasury stock	40,000	—	—	—	—
Repurchase of early exercised stock options	(15)	—	—	—	—
Excess tax benefit from stock-based compensation awards	—	—	38	—	—
Proceeds from exercise of common stock options	391	109	941	293	1,122

Net cash provided by (used in) financing activities	29,763	(28,303)	(6,949)	(5,537)	(1,000)

Net increase (decrease) in cash and cash equivalents	44,312	(11,851)	2,630	2,642	(9,185)
Cash and cash equivalents at beginning of period	25,804	70,116	58,265	58,265	60,895

Cash and cash equivalents at end of period	$70,116	$58,265	$60,895	$60,907	$51,710

Supplemental Disclosures
Cash paid (refunded) for income taxes	$57	$1,623	$2,444	$2,431	$(969)
Cash paid for interest	285	855	855	641	214
Non-Cash Investing and Financing Activities
Financing liability in connection with capitalization of building	17,594	—	—	—	—
Conversion of preferred stock to common stock	2,884	—	—	—	—
Retirement of treasury stock	1,745	—	7,533	5,710	1,877
Unrealized gain (loss) on available for sale securities	9	(9)	(1)	(1)	6
Unpaid accrued dividend on Series B mandatorily redeemable convertible preferred stockredeemable convertible preferred stock	2,840	2,840	2,840	2,130	2,130
Accrued purchase of property and equipment	684	(684)	—	—	—
Contingent consideration recorded in connection with business acquisitions	—	—	1,300	1,300	14,750

The accompanying notes are an integral part of these financial statements.

EPOCRATES, INC.

Notes to financial statements

1. Background

Epocrates, Inc. (the "Company") was incorporated in California in August 1998 as nCircle Communications, Inc. In September 1999, the Company changed its name to ePocrates, Inc. and in May 2006, the Company reincorporated in Delaware and changed its name to Epocrates, Inc.

The Company is a leading provider of mobile drug reference tools to healthcare professionals and interactive services to the healthcare industry. Most commonly used on mobile devices at the point of care, the Company's products help healthcare professionals make more informed prescribing decisions, enhance patient safety and improve practice productivity. Through the Company's interactive services, it provides the healthcare industry, primarily pharmaceutical companies, access to its user network to deliver targeted information and conduct market research in a cost-effective manner.

2. Summary of Significant Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company is subject to uncertainties such as the impact of future events, economic and political factors and changes in the Company's business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company's financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations and if material, the effects of changes in estimates are disclosed in the notes to the financial statements. Significant estimates and assumptions by management affect revenue recognition, the allowance for doubtful accounts, the subscription cancellations reserve, the carrying value of long-lived assets, the depreciation and amortization period of long-lived assets, the provision for income taxes and related deferred tax accounts, the sales tax accrual, the build-out of the Company's San Mateo facility, accounting for business combinations, stock-based compensation and the fair value of the Company's common stock.

Unaudited Interim Financial Information

The accompanying balance sheet as of September 30, 2010 and the statements of operations and of cash flows for the nine months ended September 30, 2009 and 2010 and the statement of redeemable convertible preferred stock and stockholders' equity (deficit) for the nine months ended September 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position and results of operations and cash flows for the nine months ended September 30, 2009 and 2010. The financial data and other information disclosed in these notes to the financial statements related to the six-month periods are unaudited. The results of the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity from the Company's date of purchase of 90 days or less to be cash equivalents. Deposits held with financial institutions are likely to exceed the amount of insurance on these deposits. Cash equivalents were $53.1 million and $48.8 million as of December 31, 2008 and 2009, respectively, and $40.3 million as of September 30, 2010 (unaudited).

Restricted Cash

As of December 31, 2008 and 2009, restricted cash totaled $1.0 million, and relates to an agreement with the Company's merchant card provider and a certificate of deposit securing a letter of credit for the benefit of the Company's landlord. As of September 30, 2010, restricted cash totaled $0.5 million (unaudited), and relates to an agreement with the Company's merchant card provider. These balances are recorded within other assets on the balance sheet.

Short-Term Investments

The Company has classified its short-term investments as available-for-sale securities. These securities are reported at fair value with any changes in market value reported as a part of comprehensive income.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximates fair value because of the short-term nature of those instruments. The carrying value of the preferred stock warrant liability represents fair value (see Note 9). Based on borrowing rates available to the Company for loans with similar terms, the carrying value of borrowings, including the financing liability (see Note 6), approximate fair value.

The Company measures and reports certain financial assets at fair value on a recurring basis, including its investments in money market funds and available-for-sale securities. The fair value hierarchy prioritizes the inputs into three broad levels:

  Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

  Level 2—Inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

  Level 3—Inputs are unobservable inputs based on the Company's assumptions.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

The Company limits its concentration of risk in cash equivalents and short-term investments by diversifying its investments among a variety of industries and issuers and by limiting the average maturity to one year or less. The Company's professional portfolio managers adhere to this investment policy as approved by the Company's board of directors.

The Company's investment policy is to invest only in fixed income instruments denominated and payable in U.S. dollars. Investment in obligations of the U.S. government and its agencies, money market instruments, commercial paper, certificates of deposit, bankers' acceptances, corporate bonds of U.S. companies, municipal securities and asset backed securities are allowed. The Company does not invest in auction rate securities, futures contracts, or hedging instruments. Securities of a single issuer valued at cost at the time of purchase, should not exceed 5% of the market value of the portfolio or $1 million, whichever is greater, but securities issued by the U.S. Treasury and U.S. government agencies are specifically exempted from these restrictions. Issue size should normally be greater than $50 million for corporate bonds. No single position in any issue will equal more than 10% of that issue. The final maturity of each security within the portfolio shall not exceed 24 months.

The Company's revenue is derived primarily from clients in the healthcare industry (pharmaceutical companies, managed care companies and market research firms) within the United States. No single customer accounted for more than 10% of accounts receivable as of September 30, 2009 (unaudited) and 2010 (unaudited). One customer accounted for 11% of net accounts receivable as of December 31, 2009. Two customers accounted for 13% and 11% of net accounts receivable, respectively, as of December 31, 2008. For the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2009 (unaudited) and 2010 (unaudited), no single customer accounted for more than 10% of net revenue.

Allowance for Doubtful Accounts

The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the Company's receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence. The Company has not experienced significant credit losses from its accounts receivable. The Company performs a regular review of its customers' payment histories and associated credit risks and it does not require collateral from its customers.

Property and Equipment

Property and equipment, including equipment under capital leases, are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets.

The useful lives of the property and equipment are as follows:

Building	40 years
Fixtures in connection with build-out of facility	29 years
Computer equipment	36 months
Office equipment, furniture and fixtures	36-44 months
Software	36 months
Leasehold improvements	Shorter of useful life or lease term

Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Major additions and improvements are capitalized while repairs and maintenance that do not extend the life of the asset are charged to operations as incurred. Depreciation and amortization expense is allocated to both cost of revenues and operating expenses.

Software Development Costs

Software development costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs are capitalized and reported at the lower of unamortized cost or net realizable value of the related product. The Company does not consider a product in development to have passed the technological feasibility milestone until the Company has completed a model of the product that contains essentially all the functionality and features of the final product and has tested the model to ensure that it works as expected. To date, the Company has not incurred significant costs between the establishment of technological feasibility and the release of a product for sale. Thus, the Company has expensed all software development costs as incurred.

Internal Use Software and Website Development Costs

With regard to software developed for internal use and website development costs, the Company expenses all costs incurred that relate to planning and post implementation phases of development. Costs incurred in the development phase are capitalized and amortized over the product's estimated useful life which is generally three years. For the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010, the Company capitalized $1.4 million, $1.8 million and $1.7 million (unaudited) of software development costs related to software for internal use, respectively. Internal software development costs are generally amortized on a straight-line basis over three years beginning with the date the software is placed into service. Amortization of software developed for internal use was $0.9 million, $1.0 million and $1.4 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $0.9 million (unaudited) and $1.0 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively. Amortization of internal use software is reflected in cost of revenue. Costs associated with minor enhancement and maintenance of the Company's website are expensed as incurred.

Goodwill

Goodwill is tested for impairment at the reporting unit level on an annual basis and whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company performed its annual impairment test on December 31, 2009 and determined that the undiscounted cash flow from the long-range forecast exceeds the carrying amount of goodwill.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, and determining appropriate discount and growth rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger impairment.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets for potential impairment whenever adverse events or changes in circumstances or business climate indicate that expected undiscounted future cash flows related to such long-lived assets may not be sufficient to support the net book value of such assets. An impairment exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss is recognized only if the carrying value of a long-lived asset is not recoverable and exceeds its fair value. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. There were no such impairment losses during the years ended December 31, 2007, 2008, or 2009 or for the nine months ended September 30, 2010.

Freestanding Preferred Stock Warrants

Freestanding warrants that are related to the Company's Convertible Preferred Stock are classified as liabilities on the Company's balance sheet. The warrants are subject to reassessment at each balance sheet date, and any change in fair value is recognized as a component of other income (expense), net. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock, and accordingly, the liability will be reclassified to stockholders deficit.

Revenue Recognition

Stand Alone Sales of Premium Subscriptions Services

The majority of healthcare professionals in the Company's network use its free products and do not purchase any of the Company's premium subscriptions. The Company generates revenue from the sale of premium subscription products. Subscription options include:

•
a subscription to one of three premium mobile products the Company offers that a user downloads to their mobile device;

•
a subscription to the Company's premium online product or site licenses for access via the Internet on a desktop or laptop; and

•
license codes that can be redeemed for such mobile or online premium products.

Mobile subscription services and license codes contain elements of software code that reside on a mobile device and are essential to the functionality of the service being provided. For these services, revenue is recognized only when:

•
there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party;

•
delivery has occurred or services have been rendered;

•
the price is fixed or determinable after evaluating the risk of concession; and

•
collectability is probable based on customer creditworthiness and past history of collection.

Online products and site licenses do not contain any software elements that are essential to the services being provided. For these services, revenue is recognized using the same criteria as above, however collectability only need be reasonably assured. When collectability is not reasonably assured, revenue is deferred until collection.

Subscriptions are recognized as revenue ratably over the term of the subscription as services are delivered. Billings for subscriptions typically occur in advance of services being performed; therefore these amounts are recorded as deferred revenue when billed. A license code allows a holder to redeem the code for a subscription. Typically, license codes must be redeemed within six to twelve months of issuance. When a license code is redeemed for a premium mobile product, revenue is recognized ratably over the term of the subscription. If a license code expires before it is redeemed, revenue is recognized upon expiration.

Extended payment terms beyond standard terms may cause a deferral of revenue until such amounts become due. Allowances are established for uncollectible amounts and potential returns based on historical experience.

If a paid user is unsatisfied for any reason during the first 30 days of the subscription and wishes to cancel the subscription, the Company provides a refund. The Company records a reserve based on estimated future cancellations using historical data. To date, such returns reserve has not been material and has been within management's expectations.

Stand-Alone Sales of Interactive Services

The Company also generates revenue by providing healthcare companies with interactive services through targeted access to its user network through interactive services. These services include:

•
DocAlert clinical messaging services

•
Virtual representative services

•
Epocrates market research services

•
Formulary hosting services

•
Mobile resource centers

Interactive services do not contain any software elements that are essential to the services being provided; therefore, revenue is recognized when:

•
there is persuasive evidence that an arrangement exists, in the form of a written contract, amendments to that contract, or purchase orders from a third party;

•
delivery has occurred or services have been rendered;

•
the price is fixed or determinable after evaluating the risk of concession; and

•
collectability is reasonably assured based on customer creditworthiness and past history of collection.

DocAlert Clinical Messaging Services.    DocAlert messages are short clinical alerts delivered to the Company's users when they connect with the Company's databases to receive updated content. Most of these DocAlert messages are not sponsored and include useful information for recipients such as new clinical studies, practice management information and industry guidelines. The balance of DocAlert messages are sponsored by the Company's clients. Messages are targeted to all or a subset of physicians to increase the value and relevance to recipients. Clients contract with the Company to publish an agreed upon number of DocAlert messages over the contract period, typically one year. Each sponsored message is available to users for four weeks and are targeted to all or a subset of physicians to increase the value and relevance to recipients. Per the Company's standard terms, clients are billed a third of the contracted fee upon signing the contract with an additional third billed 90 days after the contract is signed and the final third upon some future milestone beyond 90 days. Because billings for clinical messaging services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. The messages to be delivered can be either asymmetrical, that is each message is delivered to a different target group of users, or symmetrical, that is each message is delivered to the same target group of users. As discussed in detail under multiple element arrangements below, for contracts signed or materially modified on or after January 1, 2009, the Company allocates consideration to each message based on the Company's best estimate of sales price ("BESP"), and recognizes revenue ratably over the delivery period of each message. As it relates to contracts signed prior to January 1, 2009, the Company has not established vendor objective evidence

("VOE") of fair value for DocAlert messages. Therefore, for those contracts signed prior to January 1, 2009, revenue in asymmetrical arrangements is recognized over the delivery period of the last contracted message, or if the Company's client does not provide all such messages to the Company, upon expiration of the contract. Revenue for symmetrical agreements is recognized ratably over the delivery period of each symmetrical message because despite not being able to demonstrate VOE of fair value for each individual message, each message is of equal value to the client because the target audience for each message is the same.

Virtual Representative Services.    The Company's mobile promotional programs are designed to supplement and replicate the traditional sales model with services typically provided during representative interactions—product detailing, drug sample delivery, patient literature delivery and drug coverage updates. The Company's pharmaceutical clients contract with the Company to make one or more of these services available to its users for a period of time, usually one year. Clients are typically billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Because billings for virtual representative services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the contracted term.

Epocrates Honors Market Research Services.    The Company recruits healthcare professionals to participate in market research activities. Concurrently, this service offers market research specialists, marketers and investors the opportunity to survey their target audience. Typically, a customer will pay the Company a fee for access to a targeted group of our users whom they wish to survey. The Company pays a portion of this fee to the survey participants as an honoraria. Upon completion of the survey, which typically runs for about a month, the Company will bill the customer the entire amount due. The Company has concluded that it acts as the primary obligor. Accordingly, the Company recognizes the entire fee paid by its customers as revenue upon confirmation of completion of the survey, and the compensation paid by the Company to survey participants is recorded as a cost of revenue when earned by the participant.

Formulary Hosting Services.    Healthcare professionals have the option to download health plan formulary lists for their geographic area or patient demographic at no cost. Clients, usually health insurance providers, contract with the Company to make their formulary available to the Company's user base, typically for a one to three year period. Clients are typically billed up front on a quarterly or an annual basis. Because billings for formulary services typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the term of the contract.

Mobile Resource Centers.    This educational service allows healthcare professionals to stay current on clinical developments for a variety of disease conditions and topics. Sponsored by a pharmaceutical company, each resource center is developed in conjunction with a key opinion leader for that specific disease or condition. Clients, usually pharmaceutical companies, contract with the Company to host a mobile resource center and make it available to its users for a one-year period. Clients are typically billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Because billings for sponsored content typically occur in advance of services being performed, these amounts are recorded as deferred revenue when billed. Revenue is recognized ratably over the contracted term.

Commission and royalty costs associated with products sold are expensed as incurred.

Multiple Element Arrangements Signed On or After January 1, 2009

The Company often enters into arrangements that contain various combinations of services from the above described subscriptions and interactive services. The customer is typically charged a fee for the entire group of services to be provided. Clients are typically billed half of the contracted fee upon signing the contract with the balance being billed 90 days after the contract is signed. Each element typically has a delivery period of one year, but the various elements may or may not be delivered concurrently.

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for multiple deliverable revenue arrangements to:

•
provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated;

•
require an entity to allocate revenue in an arrangement using best evidence of selling price ("BESP") if a vendor does not have vendor specific objective evidence ("VSOE") of fair value or third party evidence ("TPE") of fair value; and

•
eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company elected to early adopt this accounting guidance as of January 1, 2009.

The new guidance does not change the units of accounting for the Company's revenue transactions. However, prior to adopting this new guidance, revenue for some delivered items was often deferred until certain other deliverables completed their delivery. Under the new guidance, if the Company cannot establish VSOE of fair value, the Company should then determine if it can establish TPE of fair value. TPE is determined based on competitor prices for similar deliverables when sold separately. The Company's services differ significantly from that of its peers and its offerings contain a significant level of customization and differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis. Therefore, the Company is typically not able to determine TPE.

If both VSOE and TPE do not exist, the Company then uses BESP to establish fair value and to allocate total consideration to each element in the arrangement and consideration related to each element is then recognized ratably over the delivery period of each element. Any discount or premium inherent in the arrangement is allocated to each element in the arrangement based on the relative fair value of each element.

The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for a product or service by considering multiple factors including an analysis of recent stand alone sales of that product, market conditions, competitive landscape, internal costs, gross margin objectives, and pricing practices.

Net revenue as reported and pro forma net revenue that would have been reported during the year ended December 31, 2009, had the Company not adopted the new guidance is shown in the following table (in thousands):

	As Reported	Pro Forma Basis (As If Previous Guidance Was In Effect)
Total revenues, net	$93,654	$91,595

The new accounting guidance for revenue recognition is expected to have a similar dollar amount effect on net revenues in periods after the initial adoption.

Multiple Element Arrangements Signed Prior to January 1, 2009

For contracts that were signed prior to January 1, 2009 that were not materially modified after January 1, 2009, the Company used and continues to use the prior revenue recognition guidance. Under this guidance, if VSOE or VOE of fair value exists for the last undelivered element, the Company applies the residual method whereby only the fair value of the undelivered element is deferred and the remaining residual fee is recognized when delivered. If VSOE or VOE of fair value does not exist for the last undelivered element, the entire fee is recognized over the period of delivery of the last undelivered element.

VSOE of fair value has been established for subscriptions to our mobile premium products and license codes and represents the price charged when that element is sold separately. VOE of fair value for online premium product subscriptions, site licenses and interactive services is also established based on the price paid when such services are sold separately. To date, VOE of fair value for online premium product subscriptions or site licenses has not been established nor has VOE of fair value been established for interactive services due to the wide variability in the pricing of most interactive services.

Prior to April 2007, the Company had a customary business practice and historical pattern of making concessions that were not required under the original provisions of certain of its interactive services or site license arrangements. These concessions have been in the form of providing the Company's site license, clinical messaging and formulary clients with a limited number of license codes which may be redeemed for free mobile subscriptions. Because of this historical pattern of making concessions in association with these arrangements, all revenue has been deferred for such arrangements until the risk of concession has passed, which is when delivery of the last item in the contract has been completed.

Effective April 2007, the Company established controls to prevent these concessions. In addition, the Company included language in its standard site license, clinical messaging and formulary contracts that provides these clients the right to receive up to a specified number of license codes at anytime during the term of the agreement. These license codes may be redeemed for a one-year mobile subscription within six months of issuance. Due to this change in practice, these arrangements include the right to receive license codes for which VSOE of fair value exists and interactive services for which VOE of fair value does not exist. Revenue for these arrangements is deferred until only one undelivered element remains.

Effective February 2008, the Company removed the language from its standard site license, clinical messaging and formulary contracts that provide these customers with the right to receive such codes, although this language may still appear in its non-standard clinical messaging and formulary contracts with prior approval from the Company's Chief Financial Officer. Therefore, for stand-alone contracts with no rights to receive such codes, revenue for site license and formulary contracts is recognized ratably over the term of the arrangements as the services are provided, revenue for nonsymmetrical clinical messaging contracts is recognized when all DocAlert messages under the contract have completed delivery or, if the client has not provided all such messages to the Company, upon expiration of the contract, and revenue for symmetrical clinical messaging contracts is recognized over the delivery period of each symmetrical message.

Stock-Based Compensation

For options granted on or after January 1, 2006, stock-based compensation is measured at grant date based on the fair value of the award and is expensed on a straight-line basis over the requisite service period. For options granted prior to January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic value method unless such grants are materially modified.

The Company will only recognize a tax benefit from stock based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect effects of stock based awards on other tax attributes, such as the research tax credit, through its statement of operations.

Equity instruments issued to nonemployees are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The fair value of options granted to consultants is expensed over the vesting period.

Research and Development

Research and development costs are expensed as incurred, except for certain internal use software development costs, which may be capitalized as noted above. Research and development costs include salaries, stock-based compensation expense, benefits and other operating costs such as outside services, supplies and allocated overhead costs.

Advertising

Advertising costs are expensed as incurred and included in sales and marketing expense in the accompanying statements of operations. Advertising expense totaled $0.3 million, $0.5 million and $0.5 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $0.4 million (unaudited) and $0.5 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

On January 1, 2007, the Company adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company must determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes. If a tax position is not considered "more likely than not" to be sustained then no benefits of the position are to be recognized. If a tax position is considered "more likely than not" to be sustained then the benefit taken is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement.

Sales Taxes

When sales and other taxes are billed, such amounts are recorded as accounts receivable with a corresponding increase to sales tax payable, respectively. The balances are then removed from the balance sheet as cash is collected from the customer and as remitted to the tax authority.

The Company did not begin charging nor remitting sales tax for any of its sales until 2008. The Company has recorded a liability for uncollected and unremitted sales taxes and associated interest and penalties (see Note 4).

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to gains and losses that under generally accepted accounting principles are recorded as an element of stockholders' equity but are excluded from net income. The Company's other comprehensive income includes only unrealized gains on available for sale securities (see Note 3).

Comprehensive income as of December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010 consists of the following components net of related tax effects (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Net income	$25,739	$7,434	$7,659	$4,156	$1,124
Change in unrealized gain (loss) on available for sale securities, net of tax effect	9	(9)	(1)	(1)	4

Comprehensive income	$25,748	$7,425	$7,658	$4,155	$1,128

Net Income (Loss) Per Share

Basic income (loss) per share is computed by dividing net income (loss) available to common stockholders by the sum of the weighted average number of common shares outstanding during the period, net of shares subject to repurchase. Net income available to common stockholders is calculated using the two class method as net income less the Preferred Stock dividend for the period less the amount of net income (if any) allocated to preferred based on weighted preferred stock outstanding during the period relative to total stock outstanding during the period.

Diluted income (loss) per share gives effect to all dilutive potential common shares outstanding during the period. The computation of diluted income (loss) per share does not assume conversion, exercise, or contingent exercise of securities that would have an anti-dilutive effect on earnings. The dilutive effect of outstanding stock options, warrants and restricted stock units is computed using the treasury stock method.

The following table sets forth the computation of basic and diluted net income (loss) per common share for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010 (in thousands, except per share data):

	Years Ended December 31,			Nine Months Ended September 30
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Numerator:
Net income	$25,739	$7,434	$7,659	$4,156	$1,124
Less: Accrued dividend on Series B mandatorily redeemable convertible preferred stock plus an 8% non cumulative dividend on Series A and Series C mandatorily redeemable convertible preferred stock	3,747	3,523	3,523	2,643	2,643
Less: Allocation of net income to participating preferred shares	14,965	2,290	2,433	887	—

Numerator for basic calculation	7,027	1,621	1,703	626	(1,519)
Undistributed earnings re-allocated to common stockholders	1,447	219	205	76	—

Numerator for diluted calculation	$8,474	$1,840	$1,908	$702	$(1,519)

Denominator:
Denominator for basic calculation, weighted average number number of common shares outstanding	5,967	7,847	7,758	7,816	7,517
Dilutive effect of options using treasury stock method	1,730	1,966	1,733	1,783	—
Early exercised options not included in denominator for basic calculation	269	39	—	—	—

Denominator for diluted calculation	7,966	9,852	9,491	9,599	7,517

Net income (loss) per share
Basic net income (loss) per common share	$1.18	$0.21	$0.22	$0.08	$(0.20)

Diluted net income (loss) per common share	$1.06	$0.19	$0.20	$0.07	$(0.20)

Diluted income (loss) per share would give effect to the dilutive impact of common stock equivalents which consists of convertible preferred stock and stock options and warrants (using the treasury stock method). Dilutive securities have been excluded from the diluted loss per share computations as such securities have an anti-dilutive effect on net income (loss) per share.

For the years ended December 31, 2007, 2008 and 2009, and for the nine months ended September 30, 2009 and 2010, the following securities were not included in the calculation of fully diluted shares outstanding as the effect would have been anti-dilutive (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Series B preferred stock warrants	18	18	18	18	18
Outstanding unexercised options and restricted stock units	439	722	2,081	1,974	5,639
Mandatorily redeemable convertible preferred stock	15,201	13,142	13,142	13,142	13,142

Total	15,658	13,882	15,241	15,134	18,799

Unaudited Pro forma Stockholders' Equity

If the offering contemplated by this prospectus is consummated, all of the convertible preferred stock outstanding will automatically convert into 11.1 million shares of common stock, based on the shares of convertible preferred stock outstanding as of September 30, 2010. In addition, the warrant to purchase 18,214 shares of the Company's convertible preferred stock outstanding at the completion of the offering will automatically convert into a warrant to purchase 16,541 shares of the Company's common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the convertible preferred stock and the change in the classification of the preferred stock warrants from a liability to additional paid-in capital, is set forth on the balance sheet. In addition, unaudited pro forma other accrued liabilities reflecting the current distribution liability for the planned dividend payable to the Series B preferred stockholders is set forth on the balance sheet.

Recently Adopted and Recently Issued Accounting Guidance

The following accounting guidance was either recently issued but not yet adopted or was adopted during the year ended December 31, 2009. With the exception of those items discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements that are of significance to the Company.

Effective July 1, 2009, the Company adopted changes issued by the FASB to the authoritative hierarchy GAAP. These changes establish the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead the FASB will issue Accounting Standards Updates ("ASUs"). ASUs will not be authoritative in their own right as they will only serve to update the Codification. As the Codification was not intended to change or alter existing GAAP, it did not have any impact on the Company's results of operations, financial position or cash flows.

Effective July 1, 2009, the Company adopted changes issued by the FASB that amend the other-than-temporary impairment guidance to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The adoption of this new guidance did not have a material effect on the Company's results of operations, financial position or cash flows.

Effective January 1, 2009, the Company adopted changes issued by the FASB that require entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendments eliminate the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. The amendments are required to be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The adoption of this new guidance did not have a material effect on the Company's financial position or cash flows, but did have a material effect on the Company's results of operations. If the Company had not adopted the new guidance on January 1, 2009, revenue and net income would have been $2.1 million lower than reported.

Effective January 1, 2009, the Company adopted changes issued by the FASB that require an entity to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for taxes. In addition, acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life. With the adoption of this accounting standard update, any tax related adjustments associated with acquisitions that closed prior to January 1, 2009 will be recorded through income tax expense, whereas the previous accounting treatment would require any adjustment to be recognized through the purchase price. The adoption of this new guidance did not have a material effect on the Company's results of operations, financial position or cash flows.

Subsequent Events

We have evaluated subsequent events through July 16, 2010 which is the date the annual financial statements were issued. For the issuance of the financial statements for the nine months ended September 30, 2010, the unaudited interim period presented herein, such evaluation was performed through November 15, 2010.

3. Short-Term Investments

Marketable securities are classified as available-for-sale. These securities are reported at fair value with any changes in market value reported as a part of comprehensive income. Premiums (discounts) are amortized (accreted) to interest income over the life of the investment. Marketable securities are classified as short-term investments if the remaining maturity, from the date of purchase is in excess of ninety days. Investments with contractual maturities of more than one year are included current in short-term investments since the Company intends to convert them into cash as necessary to meet liquidity needs.

The Company determines the fair value amounts by using available market information. As of December 31, 2008 and 2009 and as of September 30, 2010, the average portfolio duration was less than one year and the contractual maturity of any single investment did not exceed 24 months.

All short-term investments as of September 30, 2010 and December 31, 2009 are considered level 2 investments under the GAAP fair value hierarchy because the fair value inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

As of September 30, 2010 (unaudited), unrealized gains and losses on available for sale securities can be summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Available-for-Sale Securities
Obligations of U.S. government agencies	$11,597	$5	$(1)	$11,601
Obligations of U.S. corporations	4,067	2	(2)	4,067
Obligations of Non-U.S. corporations	300	—	—	300
Bank certificates of deposit	2,500	—	—	2,500
Money market funds	40,335	—	—	40,335
Cash	11,375	—	—	11,375

	$70,174	$7	$(3)	$70,178

Amounts included in cash and cash equivalents	$51,710	$—	$—	$51,710
Amounts included in short-term investments	18,464	7	(3)	18,468

	$70,174	$7	$(3)	$70,178

As of December 31, 2009, unrealized gains and losses on available for sale securities can be summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and Available-for-Sale Securities
Obligations of U.S. government agencies	$2,538	$—	$(1)	$2,537
Obligations of U.S. corporations	899	—	(1)	898
U.S. corporate commercial paper	989	—	—	989
Money market funds	48,755	—	—	48,755
Cash	12,140	—	—	12,140

	$65,321	$—	$(2)	$65,319

Amounts included in cash and cash equivalents	$60,895	$—	$—	$60,895
Amounts included in short-term investments	4,426	—	(2)	4,424

	$65,321	$—	$(2)	$65,319

As of December 31, 2008, the Company did not hold any short-term investments. As of December 31, 2008 and 2009, and September 30, 2010, all of its cash and cash equivalents were in the form of cash or money market funds, and the Company had no unrealized gains or losses on any of these investments. All cash equivalents as of December 31, 2008 and 2009, and September 30, 2010, are considered level 1 investments under the GAAP fair value hierarchy because fair value inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Cash equivalents were $53.1 million, $48.8 million, and $40.3 million (unaudited) as of December 31, 2008 and 2009, and September 30, 1010, respectively.

4. Balance Sheet Components

The following table shows the components of property and equipment as of December 31, 2008 and 2009 and as of September 30, 2010 (in thousands):

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
Building (see note 6)	$17,884	$17,884	$—
Computer equipment and purchased software	5,269	6,098	7,381
Software developed for internal use	4,872	6,629	8,301
Furniture and fixtures	6,319	6,321	2,315
Leasehold improvements	179	179	1,744

	34,523	37,111	19,741
Less: Accumulated depreciation and amortization	(9,010)	(11,874)	(12,555)

	$25,513	$25,237	$7,186

Depreciation and amortization expense for the years ended December 31, 2007, 2008 and 2009 was $1.9 million, $2.6 million and $2.9 million, respectively, and $2.2 million (unaudited) for both the nine month periods ended September 30, 2009 and 2010.

The following table shows the components of other accrued expenses as of December 31, 2008 and 2009 and as of September 30, 2010 (in thousands):

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
Accrued employee compensation	$1,934	$1,695	$2,337
Accrued market research honoraria	1,176	1,123	1,129
Accrued royalties payable	799	1,067	867
Other accrued expenses	2,420	1,896	2,960

	$6,329	$5,781	$7,293

Prior to 2008, the Company neither charged nor remitted sales tax on any of its sales. The Company recorded expense of $0.8 million and $0.2 million related to uncollected and unremitted sales tax including estimated penalties and interest of $0.2 million and $22,000 for the years ended December 31, 2007 and 2008, respectively. The expense related to sales tax was recorded as cost of revenue and the expense related to penalties and interest was recorded as other income (expense), net.

The liability for uncollected and unremitted sales tax, including penalties and interest, was $0.3 million and $0 as of December 31, 2008 and 2009, respectively.

In late 2007, the Company hired a consulting firm to assist it in determining the manner in which its products would be taxed in the various states in which it has nexus. This same consulting firm sent anonymous letters on the Company's behalf to those states in which the Company had determined it had nexus as of that date indicating the Company's desire to enter into Voluntary Disclosure Agreements ("VDAs"), with each of these states. All of the responses the Company received from the states where it had taxable sales included certain reductions that the state would agree to make to the amount owed such as waiving penalties or setting a later start date for the liability. These adjustments were subject to certain contingencies, such as submission of a detailed schedule of taxes due and full payment of the amount owed.

The Company changed its prior estimate of the liability as of December 31, 2007 of $2.6 million by reversing sales tax of $0.8 million and interest and penalties of $0.5 million during the year ended December 31, 2008, to reflect the manner in which its products would be taxed in each of the states in which it had nexus and the states' agreements to reduce the liabilities.

As of December 31, 2009, the Company had complied with all VDAs and has begun collecting and remitting sales tax in all states in which it currently has nexus.

5. Acquisitions

Acquisition of Caretools, Inc.

On June 23, 2009, the Company acquired certain intangible assets of Caretools, Inc., a California corporation, in exchange for $0.4 million in cash. The acquisition was accounted for as a business combination under GAAP. In addition, the seller has the potential to earn additional amounts ("contingent consideration") over the subsequent 48 months. This contingent consideration is calculated based on a royalty on revenue generated from sales of product developed incorporating Caretools' technology. The contingent consideration liability is carried at its fair value, with changes in fair value recorded to operating expense. The maximum contingent consideration is unlimited; however the Company estimated the fair value of the contingent consideration as of December 31, 2009 based on its current estimate of revenue to be generated from sales of product developed incorporating Caretools' technology through June 2013. The results of Caretools operations have been included in the financial statements since the acquisition date. The Company acquired Caretools to allow it to develop a new electronic health record ("EHR") product. Pro forma earnings information has not been presented because the effect of the acquisition of Caretools is not material to the prior period financial statements.

The total purchase price recorded was as follows (in thousands):

Cash	$400
Fair value of contingent consideration	1,300

$1,700

During the nine months ended September 30, 2010, the Company recorded an expense of $1.3 million. This expense was the result of an increase in the fair value of the contingent payment due to changes in discount periods as well as new estimates of revenue to be generated using Caretools technology. The Company has not yet made any contingent payments to the seller.

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to the identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. Goodwill is attributable to synergies achieved through combining the technology acquired with the Company's existing large user network for its drug and clinical reference product. Goodwill recorded in this acquisition has been allocated to the EHR reporting unit. The goodwill is deductible for tax purposes.

The following table summarizes the allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition (in thousands):

	Estimated Fair Value	Estimated Useful Life
Technology	$520	3 years
Customer relationships	30	3 years
Trademarks and trade name	10	3 years
Non-compete agreement	20	3 years
Goodwill	1,120	Indefinite

	$1,700

Amortization of the non-compete agreement began upon acquisition. Amortization of the remaining intangibles, except goodwill, will begin when the asset is ready for its intended use. Amortization of intangibles related to this acquisition was $3,333 during the year ended December 31, 2009 and $5,000 (unaudited) during the nine months ended September 30, 2010.

Acquisition of MedCafe Inc.

On February 1, 2010, the Company acquired certain intangible assets of MedCafe Inc., a Delaware corporation, in exchange for $0.9 million in cash. The acquisition was accounted for as a business combination under GAAP. In addition, the seller has the potential to earn additional amounts based on the operating results of the MedCafe product line over the subsequent 50 months. The contingent consideration liability will be carried at its fair value, with changes in fair value recorded to operating expense. The maximum contingent consideration is unlimited; however, the Company estimated the fair value of the contingent consideration as of September 30, 2010 based on its current estimate of the operating results of the MedCafe product line through March 2014. The results of MedCafe's operations have been included in the financial statements since the acquisition date. The Company acquired MedCafe to allow it to expand the information it provides its users. Pro forma earnings information has not been presented because the effect of the acquisition of MedCafe is not material to the prior period financial statements.

The total purchase price recorded was as follows (in thousands):

Cash	$500
Accrued expenses	350
Fair value of contingent consideration	14,750

$15,600

The company has not yet made any contingent payments to the seller. The accrued expense of $0.4 million was settled in cash during the nine months ended September 30, 2010.

The acquisition was accounted for as a purchase business combination. The Company allocated the purchase price to the identifiable intangible assets acquired based on their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill. Goodwill is attributable to synergies achieved through combining the technology acquired with the Company's existing large user network for its drug and clinical reference product. Goodwill recorded in this acquisition has been allocated to the subscription and interactive services reporting unit. The goodwill is deductible for tax purposes.

During the nine months ended September 30, 2010, the Company recorded a reduction to contingent consideration expense of $0.4 million related to revaluing the contingent consideration liability for MedCafe to its fair value as of September 30, 2010. The change in the fair value of the contingent consideration was due to changes in discount periods as well as new estimates of revenue to be generated using MedCafe technology. The Company has not yet made any contingent payments to the seller.

The following table summarizes the preliminary allocation of the purchase price and the estimated useful lives of the identifiable intangible assets acquired as of the date of the acquisition (in thousands):

	Estimated Fair Value	Estimated useful life
Technology	$5,760	3 years
Customer relationships	30	1 year
Trademarks and trade name	40	2 years
Non-compete agreement	150	2 years
Goodwill	9,620	Indefinite

	$15,600

Amortization of the non-compete agreement began upon acquisition. Amortization of the remaining intangibles began in July 2010. Amortization of intangibles related to this acquisition was $0.5 million during the nine months ended September 30, 2010.

Changes in the carrying value of goodwill for the years ended December 31, 2007, 2008, and 2009 and for the nine months ended September 30, 2010 were as follows (in thousands):

	Caretools	MedCafe	Total
Balance at December 31, 2007	$—	$—	$—
Additions	—	—	—

Balance at December 31, 2008	—	—	—
Additions	1,120	—	1,120

Balance at December 31, 2009	1,120	—	1,120
Additions (unaudited)	—	9,620	9,620

Balance at September 30, 2010 (unaudited)	$1,120	$9,620	$10,740

Intangible assets excluding goodwill consisted of the following (in thousands):

	December 31, 2009			September 30, 2010 (unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Technology	$520	$—	$520	$6,280	$480	$5,800
Customer relationships	30	—	30	60	7	53
Trademarks and trade name	10	—	10	50	5	45
Non-compete agreement	20	3	17	170	59	111

	$580	$3	$577	$6,560	$551	$6,009

Amortization of intangible assets was $0, $0, and $3,333 for the years ended December 31, 2007, 2008, and 2009, respectively, and $1,666 (unaudited) and $0.6 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively

Amortization of acquired intangible assets is reflected in cost of revenue. Estimated amounts that will be amortized related to purchased intangibles are as follows (in thousands) as of September 30, 2010:

Remainder of 2010	$513
2011	2,161
2012	2,126
2013	1,147
2014	62

$6,009

6. Financing Liability

In April 2007, the Company began a build-out of existing office space which would become the Company's San Mateo facility. From April 2007 through September 2007, the Company incurred $4.0 million in construction costs. Per the terms of the lease with the sublandlord of the property, the sublandlord would reimburse up to $2.7 million of these construction costs.

When the Company signed the lease, the construction of the space it would lease was unfinished. There was no HVAC, no plumbing or electricity, no networking capability, and no internal walls or offices. As such, the space was not capable of being occupied by any lessee. The Company concluded that under GAAP, it should be considered the owner of the construction project for two reasons:

•
Under the lease agreement, the Company was responsible to pay for any cost overruns to make the building ready for occupancy. Per GAAP, if a lessee's guarantee exceeds 90% of the total project costs it should be considered the owner of the project. A lessee's unlimited obligation to cover costs over a certain amount would result in its maximum guarantee to be in excess of 90% of the total project costs. Under GAAP, the probability of the lessee having to make such payments should not be considered in performing the maximum guarantee test.

•
Per GAAP, regardless of the 90% test discussed above, a lessee should be considered the owner of a construction project if the lessee is responsible for paying directly any cost of the project other than normal tenant improvements. Normal tenant improvements exclude costs of structural elements of the project and any equipment that would be a necessary improvement for any lessee. Under the lease agreement, the Company was responsible for direct payment to the contractor for completing the construction of the leased space.

Therefore, the Company capitalized the fair value of the unfinished portion of the building that it occupies of $17.6 million with a corresponding credit to financing liability pursuant to the financing method under GAAP. The fair value was determined as of May 2007 using an average of the sales comparison and income approaches. In addition, the Company has capitalized $4.0 million in construction costs to complete the space. Each major construction element has been capitalized and is being depreciated over its useful life. The reimbursement from the sublandlord of $2.7 million has also been recorded as a financing liability as of December 31, 2007. The total amount recorded as a financing liability was $20.3 million.

Subsequent to the completion of construction, the Company did not qualify for sale-leaseback accounting under GAAP because of a provisions in the lease which constituted continuing involvement.

There was a requirement to issue the sublandlord a letter of credit in lieu of a cash security deposit. The Company's bank required it to maintain a restricted deposit at least equal to the amount of the letter of credit. Under GAAP providing collateral on behalf of the buyer-lessor, including a collateralized letter of credit, constitutes continuing involvement, if earlier. Further, a financial institution's right of offset against any amounts on deposit against a letter of credit constitutes collateral. Therefore, the Company expects the building to remain on its books until the earlier of the end of the lease or until the Company no longer has continuing involvement. Interest expense on the financing obligation is recorded over the term of the obligation.

Because the Company is considered the owner of the building for accounting purposes, the building is being depreciated on a straight-line basis over its useful life which the Company determined to be 40 years. The Company determined that certain improvements including plumbing, electrical, wiring, concrete, structural steel, carpentry, ceiling, fire sprinklers and heating and air conditioning have a weighted average life of 29 years.

Future minimum lease payments under this lease as of December 31, 2009 are as follows (in thousands):

2010	$2,296
2011	789

Total future minimum payments	$3,085

In April 2010, the Company modified the terms of the building lease. Under the terms of the modified lease, the letter of credit was replaced with a cash security deposit. This provision allowed the Company to qualify for sale-leaseback accounting and to begin accounting for the lease as an operating lease. In connection with the sale-leaseback of the building the Company wrote off the remaining asset value of the building, related accumulated depreciation and the financing liability. As a result of these accounting transactions, we recorded a gain on sale-leaseback of $1.7 million.

7. Income Taxes

The Company's effective tax expense differs from the expense computed using statutory tax rates for the years ended December 31, 2007, 2008 and 2009 as follows (in thousands):

	Years Ended December 31,
	2007	2008	2009
Tax computed at the federal statutory rate	$1,614	$4,880	$5,056
State tax, federally effected	398	940	1,209
Stock compensation	784	828	718
Tax credits	(310)	(524)	(381)
Permanent differences and other	161	(71)	186
Net operating loss and credit limitation	1,800	457	—
Valuation allowance	(25,573)	—	—

Income tax provision (benefit)	$(21,126)	$6,510	$6,788

The provision (benefit) for income taxes for the years ended December 31, 2007, 2008 and 2009, are as follows (in thousands):

	Years Ended December 31,
	2007	2008	2009
Current tax expense:
Federal	$375	$260	$254
State	131	704	695

	$506	$964	$949
Deferred tax expense/(benefit):
Federal	(17,015)	4,868	4,690
State	(4,617)	678	1,149

	(21,632)	5,546	5,839

Income tax provision (benefit)	$(21,126)	$6,510	$6,788

Significant components of the Company's deferred tax assets and liabilities from federal and state income taxes as of December 31, 2008 and 2009 are as follows (in thousands):

	December 31,
	2008	2009
Deferred tax assets:
Net operating losses	$3,411	$597
Tax credits	2,588	1,178
Intangible assets	433	199
Deferred revenue	8,754	7,205
Stock compensation	958	1,415
Capital lease	118	266
Accrued expenses	1,809	1,525
State taxes	234	149

Total deferred tax assets	18,305	12,534
Valuation allowance	—	—

	18,305	12,534
Fixed assets	(2,220)	(2,290)

Net deferred tax assets	$16,085	$10,244

A valuation allowance of $25.6 million at December 31, 2006 had been recorded to offset net deferred tax assets as the Company was unable to conclude at such date that it is more likely than not that such deferred tax assets would be realized. As of December 31, 2007, the Company believed it was more likely than not that it will be able to realize its deferred tax assets through expected future taxable income. Therefore, the Company recorded a $21.1 million tax benefit resulting primarily from the release of the deferred tax asset valuation allowance. Although realization is not assured, the Company has concluded that it was more likely than not that the deferred tax assets at December 31, 2007 for which a valuation allowance was determined to be unnecessary will be realized in the ordinary course of operations based on the available positive and negative evidence, primarily the Company's projected earnings. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future earnings are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

At December 31, 2009, the Company had federal and state tax net operating loss carryforwards of $0.2 million and $12.4 million, respectively. The federal and state net operating losses will begin to expire in 2019 and 2013, respectively. At December 31, 2009, the Company had federal and state research tax credit carryforwards of $1.1 million and $1.0 million, respectively. The federal research credit carryforward begins to expire in 2026. The state research credit carryforwards do not expire. At December 31, 2009, the Company had federal alternative minimum tax ("AMT") credit carryforwards of $0.7 million. The federal AMT credit carryforwards do not expire.

The future utilization of the Company's net operating loss and research and development credit carryforwards to offset future taxable income may be subject to an annual limitation as a result of ownership changes. The Company has had two "change of ownership" events that limit the utilization of net operating loss and credit carryforwards. The "change of ownership" events occurred in September 1999 and August 2000. As a result, utilization of net operating loss and tax credits prior to the "change of ownership" events will be significantly limited. The limitation will result in the expiration of unused federal and state tax net operating loss and federal tax credit carryforwards of $4.3 million, $4.2 million and $0.1 million, respectively.

At December 31, 2009, the Company's unrecognized tax benefit totaled $0.7 million, of which $0.5 million, if recognized, would affect the Company's effective tax rate. The Company will recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The rollforward of gross unrecognized tax benefits is as follows (in thousands):

Balance as of January 1, 2007	$1,647
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance as of December 31, 2007	$1,647

Additions based on tax positions related to the current year	125
Additions for tax positions of prior years	8
Reductions for tax positions of prior years	(1,247)
Settlements	—

Balance as of December 31, 2008	$533

Additions based on tax positions related to the current year	103
Additions for tax positions of prior years	32
Reductions for tax positions of prior years	—
Settlements	—

Balance as of December 31, 2009	$668

As of December 31, 2009, the amount of interest and penalties associated with the unrecognized tax benefits were insignificant. The Company does not expect any significant increases or decreases to its unrecognized tax benefit within the next 12 months.

8. Commitments and Contingencies

Operating Lease

Rent expense for the years ended December 31, 2007, 2008 and 2009 was $0.7 million, $0.5 million and $0.5 million, respectively, and $0.3 million (unaudited) and $1.3 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

The Company leases office space in New Jersey under a non-cancelable operating lease which expires in January 2012. Future minimum lease payments under this lease as of December 31, 2009 are as follows (in thousands):

Years Ending December 31,	Operating Leases
2010	$322
2011	327
2012	333

$982

In April 2010, the Company modified the terms of the lease for its San Mateo facility (see Note 6). As a result of this modification, the lease on our San Mateo facility is now accounted for as a non-cancelable operating lease which expires in December 2014. On September 30, 2010, the Company entered into a non-cancelable operating lease for a new New Jersey facility which expires in March 2014. Future minimum lease payments under all operating leases as of September 30, 2010 are as follows (in thousands):

Operating Leases
Remainder of 2010	$1,069
2011	2,569
2012	2,755
2013	2,424
2014	1,794

$10,611

Minimum Royalty and Content License Fee Commitments

The Company's royalty and license fee expenses consist of fees that the Company pays to branded content owners for the use of their intellectual property. Royalty and license fee expenses are expensed as incurred.

The Company's contracts with some licensors include minimum guaranteed royalty payments, which are payable regardless of the ultimate sales of subscriptions. Because significant performance remains with the content owner, including the obligation on the part of the content owner to keep its content accurate and up to date, the Company records royalty payments as a liability when incurred, rather than upon execution of the agreement.

Typically, the terms of the Company's royalty agreements call for the Company to pay the content owner either a percentage of sales of subscription products that use such content or are based upon the number of users to subscription products that use such content. However, certain royalty agreements require payment to content owners only after funds are received from the Company's customers.

Payments are due within 30-45 days of the designated royalty period, which is typically either three or six months. Royalty agreements require the Company to report subscription sales data and as well as data regarding the number of users for subscription products that use such data. Royalty agreements may initially be signed for multiyear terms, typically two to four years, but revert to automatically renewable one-year agreements after the initial contract term expires.

Actual royalty expense under such royalty agreements was $2.6 million, $2.7 million and $3.2 million for the years ended December 31, 2007, 2008 and 2009, respectively, and $2.4 million (unaudited) and $2.3 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

Future minimum payments under various royalty and license fee agreements with vendors as of December 31, 2009 are as follows (in thousands):

Years Ending December 31,	Royalty and Content License Fee Commitments
2010	$1,649
2011	380
2012	154
2013	19
2014	13

$2,215

Other Commitments

The Company has contracted with a consulting firm to provide product development and content development work. The Company is committed to pay $50,000 per month from February 2010 through December 2013 under this arrangement.

Subscription Cancellation Reserve

If a paid user is unsatisfied for any reason during the first 30 days of the subscription and wishes to cancel the subscription, the Company will provide a full refund. Refunds made by the Company under this obligation have not been material during all periods presented and have been within management's expectations. The Company maintains a reserve for estimated future returns based on historical data. The provision for estimated future returns is included in accrued liabilities.

Legal Matters

From time to time, the Company may be involved in lawsuits, claims, investigations and proceedings, consisting of intellectual property, commercial, employment and other matters, which arise in the ordinary course of business. In accordance with GAAP, the Company records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impact of negotiations, settlements, ruling, advice of legal counsel and other information and events pertaining to a particular case. Litigation is inherently unpredictable. If any unfavorable ruling were to occur in any specific period, there exists the possibility of a material adverse impact on the results of operations of that period or on the Company's cash flows.

Indemnification

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to the agreements, each party may indemnify, defend and hold the other party harmless with respect to such claim, suit or proceeding brought against it by a third party alleging that the indemnifying party's intellectual property infringes upon the intellectual property of the third party, or results from a breach of the indemnifying party's representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. Historically, the Company has not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on the balance sheet as of December 31, 2008 or 2009 or as of September 30, 2010 (unaudited).

The Company also indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at the Company's request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a Director and Officer Insurance Policy that limits its exposure and enables the Company to recover a portion of any future amounts paid. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on the balance sheet as of December 31, 2008 or 2009 or as of September 30, 2010 (unaudited).

Other Contingencies

The Company is subject to claims and assessments from time to time in the ordinary course of business. The Company's management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

9. Mandatorily Redeemable Convertible Preferred Stock

As of December 31, 2009, the holders of mandatorily redeemable convertible preferred stock ("Series A Stock," "Series B Stock" and "Series C Stock") have various rights and preferences as follows (in thousands):

Shares	Series Authorized	Shares Outstanding	Liquidation Preference	Proceeds Net of Issuance Costs
A	5,050	4,195	$4,195	$4,150
B	6,250	6,217	61,990	35,455
C	4,004	2,730	4,348	4,302

	15,304	13,142	$70,533	$43,907

Voting

Each share of Series A Stock, Series B Stock and Series C Stock has voting rights equal to an equivalent whole number of shares of common stock into which it is convertible and votes together as one class with the common stock.

Series A Stock and Series C Stock, voting together as a single class, have certain protective provisions so long as at least 1,515,000 shares of Series A Stock and 1,130,000 shares of Series C Stock remain outstanding (collectively, the "Series A and C Threshold Amount"). Series B Stock has separate protective provisions, so long as at least 1,839,000 shares of Series B remain outstanding (the "Series B Threshold Amount"). The Series A Stock, Series B Stock and Series C Stock (collectively, the "Series Preferred") have certain protective provisions so long as the Series A and C Threshold Amount and the Series B Threshold Amount remain outstanding.

If the Series A and C Threshold Amount and the Series B Threshold Amount remain outstanding, the Company must obtain approval from a majority of the holders of Series A Stock and Series C Stock, voting together as a single class, and the holders of Series B Stock, voting as a separate class, in order to amend or alter the terms of the Company's Certificate of Incorporation as they relate to mandatorily redeemable convertible preferred stock, change the authorized number of shares of mandatorily redeemable convertible preferred stock, repurchase any shares of common stock other than shares subject to the right of repurchase by the Company, authorize a dividend for any class or series of stock other than mandatorily redeemable convertible preferred stock, or create a new class of stock.

If the above numbers of shares of Series A Stock, Series B Stock and Series C Stock remain outstanding, the Company must obtain approval from a majority of the holders of Series Preferred, voting together as a single class, in order to change the authorized number of directors of the Company, effect a voluntary dissolution or liquidation of the Company, or effect a merger, consolidation or sale of assets where the existing stockholders retain less than 50% of the voting stock of the surviving entity.

Dividends

Holders of Series A Stock are entitled to receive non-cumulative dividends at the per annum rate of 8% of the original issue price of $1.00 on each outstanding share of Series A Stock, when and if declared by the board of directors. The holders of Series A Stock will also be entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-if converted basis. From the inception of the Company through December 31, 2009, the Company's board of directors has not declared any dividends on its preferred or common stock.

Holders of Series B Stock are entitled to receive dividends, in preference to the holders of Series A Stock, Series C Stock and common stock, at the simple rate of 8% of the original issue price of $5.71 on each outstanding share of Series B Stock. The dividends are cumulative and shall be payable, in cash or stock, as determined by the board of directors, only upon any consolidation or merger of the Company in which in excess of 50% of the Company's voting power is transferred; the sale, lease or other disposition of all or substantially all of the assets of the Company; upon the automatic conversion in connection with either an initial public offering or the requisite vote of the outstanding preferred stock; or upon the first redemption date. The Company accrued dividends related to Series B Stock of $2.8 million for each of the years ended December 31, 2008 and 2009 and $2.1 million (unaudited) for the nine months ended September 30, 2010. As of December 31, 2008 and 2009 and September 30, 2010, the aggregate amount accrued for such dividends was $23.6 million, $26.5 million and $28.6 million (unaudited), respectively. The holders of Series B Stock will also be entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-if converted basis.

Holders of Series C Stock are entitled to receive non-cumulative dividends at the per annum rate of 8% of the original issue price of $1.5926 on each outstanding share of Series C Stock, when, as and if declared by the board of directors. The holders of Series C Stock will also be entitled to participate in dividends on common stock when, as and if declared by the board of directors, based on the number of shares of common stock held on an as-if converted basis. From the inception of the Company through

December 31, 2009, the Company's board of directors has not declared any dividends on its preferred or common stock.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Series A Stock or junior stock, the holders of Series C Stock and Series B Stock shall be entitled to be paid out of the assets of the Company legally available for distribution an amount per share of Series C Stock and Series B Stock equal to the respective original issue price of the applicable series plus all declared and unpaid dividends on the Series C Stock and all accrued and unpaid dividends on the Series B Stock for each share of Series C Stock and Series B Stock held by them. If, upon any such liquidation, distribution or winding up, the assets of the Company legally available for distribution shall be insufficient to make payment in full to all holders of Series C Stock and Series B Stock then such assets shall be distributed among the holders of Series C Stock and Series B Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preference of the Series C Stock and Series B Stock, before any distribution or payment shall be made to the holders of any junior stock, the holders of Series A Stock shall be entitled to be paid out of the assets of the Company legally available for distribution an amount per share of Series A Stock equal to the original issue price of the Series A Stock plus all declared and unpaid dividends on the Series A Stock for each share of Series A Stock held by them. If, upon any such liquidation, distribution or winding up, the assets of the Company legally available for distribution shall be insufficient to make payment in full to all holders of Series A Stock, then such assets shall be distributed among the holders of Series A Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

After the payment of the full liquidation preferences of the Series Preferred, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock and Series B on an as-if-converted to common stock basis until such time as the holders of Series B Stock have received an aggregate amount per share of Series B Stock equal to three times the original issue price of the Series B Stock plus all accrued and unpaid dividends on the Series B Stock; and thereafter the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the common stock.

Conversion

Each share of Series Preferred is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. Each share of Series Preferred automatically converts into the number of shares of common stock into which such shares are convertible at the then-effective conversion ratio upon: (1) the closing of a public offering of common stock at a per share price of at least $7.63 per share with gross proceeds to the Company of at least $30.0 million, or (2) with respect to Series A Stock and Series C Stock, the consent of the holders of the majority of Series A Stock and Series C Stock, voting together and, with respect to the Series B Stock, the consent of the holders of a majority of Series B Stock. As of December 31, 2008 and 2009 and September 30, 2010, the conversion ratio for Series A and Series C was 1-to-0.786 and the conversion ratio for Series B was 1-to-0.908.

As of both December 31, 2008 and 2009 and September 30, 2010 the Company had 11.1 million shares of common stock available for the conversion of mandatorily redeemable convertible preferred stock.

Redemption

Pursuant to the Company's Amended and Restated Certificate of Incorporation the holders of at least a majority of the then outstanding shares of Series Preferred voting together as a separate class, had the right to require the Company to redeem the Series Preferred in three annual installments beginning at the fourth anniversary of the original issue date of the Series B and ending on the date two years from such first redemption date. The mandatory redemption feature of all Series Preferred expired on August 9, 2006, however, the Company has continued to accrue dividends on the Series B Stock even after the expiration of the redemption feature because the holders of Series Preferred own a sufficient number of shares of the Company's capital stock to approve, on behalf of the Company's stockholders, a sale of the Company approved by the Board.

If the Company were to have affected the mandatory redemption, it would have done so by paying cash in exchange for the shares of Series Preferred to be redeemed a sum equal to the original issue price per share of Series Preferred (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus unpaid cumulative dividends with respect to such shares.

Preferred Stock Warrants

In May 2000, the Company issued a warrant to purchase 18,214 shares of Series B Stock at $5.71 per share. This warrant was issued in connection with a bridge loan agreement. This warrant expires on the later date of June 2, 2010, or seven years from closing of the Company's initial public offering. Given the lack of an active public market for the Company's outstanding common and preferred stock, the Company's Board of Directors established an estimate of fair value for these securities as well as for options and warrants to purchase these securities.

Outstanding warrants to purchase the Company's Series B Stock are classified as liabilities which must be adjusted to fair value at each reporting period until the earlier of their exercise or expiration or the completion of a liquidation event, including the completion of an initial public offering, at which time the preferred stock warrant liability will automatically convert into a warrant to purchase shares of common stock and will be reclassified to stockholders' equity (deficit). The Company recorded a reduction to general and administrative expense of $22,842, $9,847 and $15,549 for the year ended December 31, 2007, 2008 and 2009, respectively, to reflect the change in the fair value of these outstanding warrants. The Company recorded a reduction to general and administrative expense of $11,579 (unaudited) and $11,123 (unaudited) for the nine months ended September 30, 2009 and 2010, respectively, to reflect the change in the fair value of these outstanding warrants.

10. Common Stock

As of December 31, 2008 and 2009 and September 30, 2010, the Company was authorized to issue 30.1 million shares, respectively, of $0.001 par value common stock. Reserved shares of common stock were as follows (in thousands):

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
Warrants	17	17	17
Options	5,475	6,298	6,917
Restricted stock units	—	50	50
Mandatorily redeemable convertible preferred stock	11,089	11,089	11,089

Total	16,581	17,454	18,073

Repurchase and Issuance of Common Stock

On December 20, 2007, the Company completed a tender offer for the purchase of 3.1 million shares of its common stock for an aggregate purchase price of $41.7 million and immediately thereafter issued 3.0 million shares of common stock to a single accredited investor for an aggregate sale price of $40.0 million.

The tender offer was made to existing holders of common stock that were not current employees of the Company and to holders of Series A Stock and Series C Stock who were required to convert such preferred shares into common shares in order to participate in the offer. The holders of 0.8 million shares of Series A Stock and 1.3 million shares of Series C Stock converted their shares into common stock in order to participate in the tender offer.

0.2 million shares were repurchased pursuant to the tender offer that were not subsequently issued to the new investor, were retired. In connection with the retirement of these shares, $1.6 million, representing the difference between the repurchase price and the average original issuance price of the retired shares was recorded to accumulated deficit.

The holder of this common stock has the right, at its option, to exchange such Common Shares into shares of the Company's Series D Preferred Stock (the "Series D Stock") on a 1-to-0.786 basis.

The Series D Stock would have the same par value and the same rights as the Series C Stock with the following exceptions:

•
The original issue price of the Series D Stock would be equal to the price per share at which the common shares were purchased.

•
In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, holders of the Series D Stock would be entitled to receive an amount per share equal to the greater of: (i) the price per share at which the common shares were purchased plus all declared and unpaid dividends (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares) on a pari passu basis with the holders of the Series C Stock and (ii) the amount that would be payable to the holder of that number of shares of the Company's Common Stock into which each such share of Series D Stock would then be convertible if such share of Series D Stock were converted into such Common Stock immediately prior to such liquidation, dissolution, or winding up of the Company.

•
The Series D Preferred conversion price would be the original issue price of the Series D Stock provided that if any event occurs prior to the deadline date for an initial public offering of the Company discussed above that would result in an adjustment to the Series D Stock conversion price if the Series D Stock were then outstanding, then the conversion price for the Series D Stock will be adjusted accordingly.

•
Each share of Series D Stock would automatically be converted into shares of common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series D Stock.

Repurchase of Common Stock

On June 1, 2009, the Company repurchased 0.5 million shares from existing employees for an aggregate $5.8 million pursuant to a tender offer. The shares repurchased were subsequently retired. In connection with the retirement of these shares, $5.7 million, representing the difference between the repurchase price and the average original issuance price of the retired shares was recorded to accumulated deficit.

During the fourth quarter of 2009, certain individuals, including current employees, former employees, and former directors, entered into binding agreements to sell common stock held by them to one of various accredited investors. In certain instances, the Company elected to exercise its right of first refusal by purchasing the shares from these individuals at contracted prices ranging from $8.27 to $9.54 per share. The Company exercised its right of first refusal to repurchase 0.2 million shares for an aggregate purchase price of $2.1 million. The shares repurchased were subsequently retired. In connection with the retirement of these shares, $1.8 million, representing the difference between the repurchase price and the average original issuance price of the retired shares was recorded to accumulated deficit.

During the nine months ended September 30, 2010 (unaudited), certain individuals, including current employees, former employees, and former directors, entered into binding agreements to sell common stock held by them to one of various accredited investors. During the nine months ended September 30, 2010, the Company exercised its right of first refusal for an additional 0.2 million shares at contracted prices ranging from $6.42 to $9.89 for an aggregate purchase price of $2.1 million. The shares repurchased were subsequently retired. In connection with the retirement of these shares, $1.9 million, representing the difference between the repurchase price and the average original issuance price of the retired shares was recorded to accumulated deficit.

11. Equity Award Plans

In August 1999, the Company's Board of Directors adopted and the stockholders approved, the 1999 Stock Option Plan ("1999 Plan"). In May 2009, the Board of Directors adopted and the stockholders approved, an amendment and restatement of the 1999 Plan, the 2008 Equity Incentive Plan ("2008 Plan" and collectively, the "Plans"). All outstanding stock awards granted under the 1999 Plan remain subject to the terms of the 1999 Plan.

The Plans provide for the grant of incentive stock options under the federal tax laws and nonstatutory stock options. Only employees may receive incentive stock options, but nonstatutory stock options may be granted to employees, nonemployee directors and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of the Company's common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of the Company's common stock on the date of grant. Shares subject to options under the Plans generally vest in a series of installments over an optionee's period of service, generally four years. The 2008 Plan provides for the grant of restricted stock units ("RSUs") to employees.

The term of options granted under the Plans may not exceed ten years. Unless the terms of an optionee's stock option agreement provide otherwise, if an optionee's service relationship with the Company, or any of its affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee's service relationship with the Company, or any of its affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. In no event, however, may an option be exercised beyond the expiration of its term.

As of December 31, 2009, the Company had reserved 0.4 million shares of common stock for issuance under the Plans.

Certain employees have received stock option grants for which the ultimate number of shares that will be subject to vesting is dependent upon the achievement of certain financial targets for the year, and such determination is not made until the Company's audited financial statements are issued, that is, the "vesting determination date." The grant is initially recorded for that number of shares that is most likely to be subject to vesting based on available financial forecasts as of the date of grant. This amount is adjusted on a quarterly basis as new financial forecasts become available. Stock-based compensation expense is recorded over the requisite service period, generally four years. Such options generally vest ratably for 36 months from the vesting determination date.

A summary of activity under the Plans is as follows (in thousands, except weighted average exercise price):

	Options Outstanding
	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Balances, January 1, 2007	2,787	$2.40
Granted	1,237	6.48
Forfeited, cancelled, or expired	(99)	4.06
Exercised	(291)	1.35

Balances, December 31, 2007	3,634	3.83	7.80	$34,109

Granted	953	13.26
Forfeited, cancelled, or expired	(267)	7.02
Exercised	(110)	0.98

Balances, December 31, 2008	4,210	5.85	6.96	$31,211

Granted	2,319	11.28
Forfeited, cancelled, or expired	(318)	10.83
Exercised	(293)	3.21

Balances, December 31, 2009	5,918	7.89	7.26	$18,790

Options vested and expected to vest at December 31, 2009	5,718	7.77	7.18	$18,762

Options exercisable at December 31, 2009	3,017	4.97	5.39	$17,205

Granted (unaudited)(1)	549	12.79
Cancelled (unaudited)	(560)	10.61
Exercised (unaudited)	(361)	3.12

Balances, September 30, 2010 (unaudited)	5,546	$8.40	6.57	$27,470

Options vested and expected to vest at September 30, 2010 (unaudited)	5,390	$8.31	6.50	$27,248

Options exercisable at September 30, 2010 (unaudited)	3,468	$6.45	5.27	$23,976

(1)
Options outstanding as of September 30, 2010 include stock option grants for which the number of shares granted is dependent upon the achievement of certain performance objectives. The achievement of these objectives will not be known until Q1 2011. The Company has used its best estimate of the most probable outcome of these performance objectives to calculate the number of shares that ultimately will be granted.

The intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was $2.0 million, $1.5 million and $3.5 million, respectively, and $2.0 million (unaudited) and $3.8 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

The fair value of option and RSU grants that became vested during the years ended December 31, 2007, 2008 and 2009 was $1.4 million, $3.6 million and $3.9 million, respectively, and $2.8 million (unaudited) and $4.6 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

The weighted average grant date fair value of options granted for the years ended December 31, 2007, 2008 and 2009 was $6.08, $5.43 and $5.11, respectively, and $5.36 (unaudited) and $5.80 (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2009 (in thousands, except weighted average exercise price):

	Options Outstanding			Options Vested
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.13-$1.27	1,081	3.98	$0.64	1,081	$0.64
$2.10-$5.50	1,428	6.02	$4.96	1,132	$4.83
$5.80-$10.17	1,242	8.97	$9.31	288	$7.18
$12.11	1,210	9.35	$12.11	59	$12.11
$13.17	126	6.96	$13.17	81	$13.17
$13.26	831	8.10	$13.26	376	$13.26

$0.13-$13.26	5,918	7.26	$7.89	3,017	$4.97

Restricted Stock Units

The Company grants RSUs to its employees under the 2008 Plan. The value of RSUs granted is determined using the fair value of our common stock on the date of grant. RSUs typically vest in monthly installments over a period of three to four years, but are released only after all RSUs have been vested on a date of the employee's choosing. Compensation expense is recorded ratably on a straight-line basis over the requisite service period. The following table summarizes all RSU activity for the year ended December 31, 2009 and the nine months ended September 30, 2010 (in thousands except weighted average grant date fair value):

	Number of RSUs Outstanding	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balances at December 31, 2008	—
Granted	100
Forfeited or canceled	(38)
Released	(13)

Balances at December 31, 2009	49	2.49	$506

RSUs vested and expected to vest at December 31, 2009	41	2.21	$416

Granted (unaudited)	31
Forfeited or canceled (unaudited)	(30)
Released (unaudited)	—

Balances at September 30, 2010 (unaudited)	50	2.25	$671

RSUs vested and expected to vest at September 30, 2010 (unaudited)	25	2.25	$339

12. Stock-Based Compensation

The following table summarizes all stock based compensation charges for the years ended December 31, 2007, 2008 and 2009 and for the nine months ended September 30, 2009 and 2010 (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
Employee stock-based compensation expense	$1,782	$3,641	$4,760	$3,500	$4,370
Amortization of deferred employee stock-based compensation	221	132	14	14	—
Stock-based compensation associated with outstanding repriced options	1,184	(153)	(240)	(191)	334

Total stock-based compensation	$3,187	$3,620	$4,534	$3,323	$4,704

Employee Stock-Based Compensation Expense

For stock options and restricted stock units granted on or after January 1, 2006, stock-based compensation cost is measured at grant date based on the fair value of the award and is expensed over the requisite service period. For grants prior to the January 1, 2006, the Company will continue to recognize compensation expense on the remaining unvested awards under the intrinsic-value method.

The Company uses the Black-Scholes option pricing model to estimate the fair value of options and restricted stock units. This model requires the input of highly subjective assumptions including the expected term of the option, expected stock price volatility and expected forfeitures. The Company used the following assumptions:

	Years Ended December 31,		Nine Months Ended September 30,
	2008	2009	2009	2010
			(unaudited)	(unaudited)
Dividend yield	—	—	—	—
Expected volatility	46%-50%	52%	52%	52%
Risk-free interest rate	2.5%-3.2%	2.2%-2.9%	2.2%-2.9%	1.4%-2.3%
Expected life of options (in years)	4.25-5.0	5.0	5.0	4.5-4.75
Weighted-average grant-date fair value	$5.43	$5.11	$5.36	$5.80

The assumptions above are based on multiple factors, including historical exercise patterns of employees in relatively homogeneous groups with respect to exercise and post-vesting employment termination behaviors, expected future exercising patterns for these same homogeneous groups and the volatility of similar public companies in terms of type of business, industry, stage of life cycle, size and geographical market. The risk free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity Rate as of the date of grant.

As of December 31, 2009, the Company has deferred the recognition of its excess tax benefit from stock option exercises of $0.9 million until it is actually realized.

Cash proceeds from the exercise of stock options were $0.4 million $0.1 million and $0.9 million for the years ended December 31, 2007, 2008 and 2009, and $0.3 million (unaudited) and $1.1 million (unaudited) for the nine months ended September 30, 2009 and 2010, respectively.

Compensation expense is recognized ratably over the requisite service period. At December 31, 2009, there was $12.7 million of unrecognized compensation cost related to options which is expected to be recognized over a weighted-average period of 2.9 years. At September 30, 2010, there was $10.3 million (unaudited) of unrecognized compensation cost related to options which is expected to be recognized over a weighted-average period of 2.6 years (unaudited).

At December 31, 2009, there was $0.3 million of unrecognized compensation cost related to RSUs which is expected to be recognized over a weighted-average period of 2.5 years. At September 30, 2010 (unaudited), there was $0.4 million (unaudited) of unrecognized compensation cost related to RSUs, which is expected to be recognized over a weighted-average period of 2.9 years.

As of December 31, 2009, there were 0.4 million shares available for future stock option and RSU grants to employees and directors under the existing plan. As of September 30, 2010, there were 1.7 million (unaudited) shares available for future stock option and RSU grants to employees and directors under the existing plan.

For options that are exercised after they are vested and for RSUs that are released, the Company's policy is to issue new shares immediately upon exercise or release. The issuance of these new shares is from the Company's pool of common stock reserved for future issuance as approved by the Company's stockholders.

Given the lack of an active public market for the Company's outstanding common and preferred stock, the Company's board of directors established an estimate of fair value for these securities as well as for options and warrants to purchase these securities. The fair value of the Company's common stock as used in the determination of grant price was estimated by the board of directors based on factors such as the liquidation preference, dividends and other rights of the outstanding preferred stock; recent financial and operating performance; the status of the Company's development and sales efforts, revenue growth and additional objectives; the likelihood and proximity of an initial public offering; and the valuation of comparable companies that are publicly traded.

The Company performed annual retrospective valuations of its common stock as of December 31, 2003 through December 31, 2007 and determined that some grants during this period were made with exercise prices that were below the fair value of our common stock at the date of grant. For the years ended December 31, 2004 and 2005, the Company recorded a total of $1.2 million of deferred stock-based compensation for the difference between the reassessed fair value of the Company's stock and the amount that employee must pay to acquire the stock. The Company amortized this deferred stock-based compensation using the straight-line method over the vesting periods of the stock options, which is generally four years. Deferred stock-based compensation recorded as expense was $221,000, $152,000 and $14,000 during the years ended December 31, 2007, 2008 and 2009, respectively. At December 31, 2009, all deferred stock-based compensation had been fully amortized.

Stock-Based Compensation Associated With Outstanding Repriced Options

In November 2003, the Company's board of directors approved a stock option repricing program. Under this program, eligible employees could elect to exchange certain outstanding stock options with an exercise price greater than or equal to $1.00 for a new option to purchase the same number of shares of common stock. As of the cancellation date, the Company had accepted 0.7 million shares for exchange and 0.7 million stock options were granted six months and one day after they were exchanged for an average exercise price of $0.32.

Because of the subsequent reassessment of the fair market value of the common stock, the options repriced became subject to variable accounting, which requires all such vested options repriced be marked to market until such options are cancelled, expire, or are exercised. Stock-based compensation expensed for this repricing during the years ended December 31, 2007 was $1.2 million, and a reduction to expense for the years ended December 31, 2008 and 2009 of $0.2 million and $0.2 million, respectively. The Company recorded a reduction to expense stock-based compensation of $0.2 million (unaudited) for the nine months ended September 30, 2009 and $0.3 million of stock-based compensation expense (unaudited) for the nine months ended September 30, 2010.

13. Employee Benefit Plans

The Company sponsors a 401(k) defined contribution plan covering all employees. The board of directors determines contributions made by the Company annually. The Company made no contributions under this plan for the years ended December 31, 2007, 2008 and 2009.

14. Segment Information

Historically, the Company was organized as one segment. Beginning in 2010, the Company organized its operations into two operating segments: subscriptions and interactive services and electronic health Records ("EHR").

To date, the Company has not yet generated revenue from its EHR segment as the product has not yet been launched.

Both segments will market their services to clients in healthcare, pharmaceutical and insurance industries primarily located within the United States and all of the Company's long lived assets are located in the United States.

The Company presents its segment information along the same lines that our Chief Executive Officer reviews the Company's operating results in assessing performance and allocating resources. The Company does not allocate certain expenses to its segments such as stock-based compensation and certain general and administrative, marketing, and research and development expenses that benefit both segments. These costs are reported as corporate expenses. The following table summarizes the Company's operating results by operating segment for the nine months ended September 30, 2010 (unaudited) (in thousands):

	Nine Months Ended September 30, 2010
	Interactive Services and Subscriptions	Electronic Health Records	Corporate	Consolidated
Total revenue, net	73,703	—	—	73,703
Cost of revenue	23,112	—	218 (1)	23,330

Gross profit	50,591	—	(218)	50,373
Sales and marketing	14,616	2,152	3,923	20,691
Research and development	8,374	2,697	2,203	13,274
General and administrative	—	—	9,321	9,321
Stock-based compensation expense	—	—	4,486	4,486
Change in fair value of contingent consideration	(392)	1,277	—	885

Income (loss) from operations	27,993	(6,126)	(20,151)	1,716

(1)
Employee stock based compensation charged to cost of revenue.

The only identifiable assets in our EHR segment are intangible assets of $0.6 million and goodwill of $1.1 million.

15. Related Party Transactions

Revenue from Related Parties

The Company recorded revenue from two advertising agencies whose parent company's chief executive officer is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $1.8 million, $1.0 million and $1.5 million, for the years ended December 31, 2007, 2008 and 2009, respectively. There were no accounts receivable from this entity of $0 and $1.0 million as of December 31, 2008 and 2009, respectively.

The Company recorded revenue from another firm whose parent company's chief executive officer is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $0.3 million, $0 and $0, for the years ended December 31, 2007, 2008 and 2009, respectively. There were no accounts receivable from this entity as of December 31, 2008 or 2009.

The Company recorded revenue from a pharmaceutical company who shares a significant investor with Epocrates. The Company recorded revenue from this entity of $0.4 million, $0.4 million and $0 for the years ended December 31, 2007, 2008 and 2009. There were no accounts receivable from this entity as of December 31, 2008 and 2009.

The Company recorded revenue from a venture capital firm whose general partner is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $14,400, $0 and $40,484 for the years ended December 31, 2007, 2008 and 2009, respectively. There were no accounts receivable from this entity as of December 31, 2008 and 2009.

The Company recorded revenue from an affiliate of an investment banking firm whose representative is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $0, $0 and $83,272 for the years ended December 31, 2007, 2008 and 2009, respectively. There were accounts receivable of $0 and $25,000 from this entity as of December 31, 2008 and 2009. The Company also paid fees for customer referrals to this firm of $0, $30,897 and $95,230 for the years ended December 31, 2007, 2008 and 2009, respectively. There was $30,897 and $95,230 of accounts payable to this entity as of December 31, 2008 and 2009, respectively.

The Company recorded revenue from advertising agency whose parent company's chief executive officer is a member of the Epocrates board of directors. The Company recorded revenue from this entity of $0, $0 and $0.2 million, for the years ended December 31, 2007, 2008 and 2009, respectively. There were no accounts receivable from this entity as of December 31, 2008 and 2009, respectively.

The Company recorded revenue from a pharmaceutical company who has a director who is also a member of our board of directors. The Company recorded revenue of $0, $0.2 million and $0 for the years ended December 31, 2007, 2008, and 2009, respectively. There were no accounts receivable from this entity as of December 31, 2008 and 2009, respectively.

Consulting Services from Related Parties

The Company's former Vice President of Product Development is the owner of a Company that performed consulting services for the Company. The Company recorded expense related to services provided by this entity of $20,000, $0 and $0 during the years ended December 31, 2007, 2008 and 2009, respectively. There were no accounts payable to this entity as of December 31, 2008 and 2009.

16. Pro forma Net Income Per Share (Unaudited)

Pro forma net income per share data has been computed to give effect to the conversion of the preferred stock to common stock as if the conversion occurred at the beginning of 2009. Pro forma net income per share data also assumes the outstanding preferred stock warrant converts into a warrant to purchase common stock at the beginning of 2009, including the reversal of the mark-to-market adjustments of the preferred stock warrants. Unaudited pro forma per share data further gives effect, in the weighted shares used in the calculation, to the additional 2.1 and 2.3 million shares as of December 31, 2009 and September 30, 2010, respectively, which (when multiplied by the assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover page of this prospectus), and after giving effect to a pro rata allocation of offering costs) would have been required to be issued to generate proceeds sufficient to pay the accrued Series B Preferred dividend of $28.6 million.

The following table sets forth the computation of pro forma basic and diluted net income per share (in thousands, except per share data) and assumes that the price at which the convertible preferred stock automatically converts to common stock is in accordance with the conversion terms:

	Twelve Months Ended December 31, 2009	Nine Months Ended September 30, 2010
		(unaudited)
Numerator:
Net income (loss)	$7,659	$1,124
Denominator:
Weighted average number of common shares outstanding	7,758	7,517
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A, B and C preferred stock from the date of issuance	11,089	11,089
Add: Adjustment to include the additional shares required to be issued to generate proceeds sufficient to pay the Series B preferred dividend	2,143	2,316

Denominator for basic calculation	20,990	20,922
Dilutive effect of options using treasury stock method	1,733	1,620
Dilutive effect of warrants using treasury stock method	7	9

Denominator for diluted calculation	22,730	22,551
Pro forma net income per share—basic	$0.36	$0.05

Pro forma net income per share—diluted	$0.34	$0.05

17. Subsequent Event

Common Stock Split

On November 18, 2010, our board of directors approved the amendment and restatement of our Amended and Restated Certificate of Incorporation to effect a 1-for-0.786 reverse split of our common stock. The Amended and Restated Certificate of Incorporation effecting the reverse split was filed on January 28, 2011. All information related to common stock, stock options, restricted stock units and earnings per share, as well as all references to preferred stock or preferred stock warrants as converted into common stock, has been retroactively adjusted to give effect to the reverse split. For the reissuance of the annual and interim financial statements presented herein, we have evaluated subsequent events through January 28, 2011

18. Subsequent Event (unaudited)

Acquisition of Modality, Inc.

On November 12, 2010, the Company acquired Modality, Inc., in exchange for $13.8 million in cash. The financial results of Modality will be included in the Company's consolidated financial statements following the acquisition date. The Company acquired Modality for its current applications for the Apple iPod touch and iPhone as well as its existing personnel and processes in place to develop additional such applications.

The Company is currently evaluating the purchase price allocation following the consummation of the transaction. It is not possible to disclose the preliminary purchase price allocation or unaudited pro forma combined financial information given the short period of time between the acquisition date and the filing date of this report.

5,360,000 shares

Common stock

Prospectus

J.P.Morgan	Piper Jaffray

William Blair & Company	JMP Securities

                        , 2011

PART II
Information not required in prospectus

Item 13.    Other expenses of issuance and distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee, the FINRA filing fee and The NASDAQ Global Market entry fee. We intend to pay all expenses of registration, issuance and distribution.

Total
SEC registration fee	$7,375
FINRA filing fee	9,746
NASDAQ Global Market entry fee	125,000
Blue sky qualification fees and expenses	20,000
Printing and engraving expenses	140,000
Legal fees and expenses	1,000,000
Accounting fees and expenses	1,000,000
Transfer agent and registrar fees	10,000
Miscellaneous	47,879

Total	$2,360,000

Item 14.    Indemnification of officers and directors

The registrant's amended and restated certificate of incorporation provides that a director will not be personally liable to the registrant or to its stockholders for monetary damages for any breach of fiduciary duty as a director to the fullest extent permitted by Section 102 of Delaware General Corporation Law.

As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that (i) subject to limited exceptions, the registrant is required to indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive and (v) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

The registrant will enter into agreements with its directors and officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

The form of underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, certain of its officers and its controlling persons for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

The registrant maintains a directors' and officers' insurance and registrant reimbursement policy. The policy (i) insures directors and officers against losses for which the registrant does not indemnify and which losses arise from certain wrongful acts in the indemnified parties' capacities as directors and officers and (ii) reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

The Amended and Restated Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant's common stock on behalf of such investors.

Item 15.    Recent sales of unregistered securities

From inception through the date of this prospectus, the registrant has sold and issued the following unregistered securities:

1.
In March 1999, the registrant issued 1,611,300 shares of common stock, at $0.005 per share, to three accredited investors, for aggregate cash consideration of $8,200.00.

2.
In May 1999, the registrant issued 6,288 shares of common stock, at $0.005 per share, to two accredited investors, for aggregate cash consideration of $32.00.

3.
In June 1999, the registrant issued 31,440 shares of common stock, at $0.01 per share, to an accredited investor, for aggregate cash consideration of $400.00.

4.
In August 1999, the registrant issued 943,200 shares of common stock, at $0.01 per share, to two accredited investors, for aggregate cash consideration of $12,000.00.

5.
In September 1999, the registrant issued 5,050,000 shares of Series A preferred stock, at $1.00 per share, to eight accredited investors for aggregate cash consideration of $5,050,000.00.

6.
In May 2000, the registrant issued five warrants to purchase up to 20,030, 1,624, 1,429, 31,512 and 32,942 (an aggregate of 87,527) shares of Series B preferred stock with an exercise price of $5.71 per share to five accredited investors which were subsequently exercised in May 2005.

7.
In May 2000, the registrant also issued a warrant to purchase up to 18,214 shares of Series B preferred stock with an exercise price of $5.71 per share to an accredited investor in connection with a credit facility.

8.
In August 2000, the registrant issued 6,129,598 shares of Series B preferred stock, at $5.71 per share, to eight accredited investors for aggregate cash consideration of $35,000,004.58.

9.
In July 2002 and September 2004, the registrant issued an aggregate of 4,003,866 shares of Series C preferred stock, at $1.5926 per share, to 12 accredited investors for aggregate cash consideration of $6,376,557.00.

10.
On December 20, 2007, the registrant issued 3,017,214 shares of common stock, at $13.26 per share, to an accredited investor, for aggregate cash consideration of $39,999,993.82.

11.
Since inception, the registrant has issued to directors, officers, employees and consultants (i) options to purchase 15,318,142 shares of common stock with per share exercise prices ranging from $0.005 to $13.99, of which options to purchase 3,954,197 shares were cancelled or expired without being exercised, 5,095,733 shares of common stock were issued upon exercise of such options and 323,489 shares were repurchased at the original exercise price and (ii) restricted stock units for 251,334 shares of common stock, of which 12,496 shares of common stock have been issued and restricted stock units for 67,619 shares of common stock have been cancelled.

The sales and issuances of securities in the transactions described in paragraphs (1) through (10) were exempt from registration pursuant to the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of securities for which the registrant relied on Rule 506 of Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act or a person described under Rule 506(b)(2)(ii) under the Securities Act. The registrant believes that the issuances are exempt from the registration requirements of the Securities Act on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

The issuances described in paragraph (11) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (a) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (b) Section 4(2) of the Securities Act, as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16.    Exhibits and financial statement schedules

    (a)
    Exhibits.

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation, as amended.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3.3†	Bylaws.
3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of the offering.
3.5†	Form of Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on January 28, 2011.
4.1†	Specimen common stock certificate.
4.2†	Form of Warrant to purchase Series B convertible preferred stock.
5.1	Opinion of Cooley LLP.
10.1†	Amended and Restated Investor Rights Agreement dated October 2, 2007.
10.2†	Form of Indemnity Agreement to be entered into between Registrant and each of its directors and officers.
10.3+†	1999 Stock Option Plan, as amended.

Exhibit Number	Description of Document
10.4+†	Form of Stock Option Agreement under 1999 Stock Option Plan, as amended.
10.5+†	Form of 2007 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.6+†	Form of 2008 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.7+†	2008 Equity Incentive Plan, as amended.
10.8+†	Form of Stock Option Agreement and Form of Option Grant Notice under 2008 Equity Incentive Plan.
10.9+†	Form of 2009 Performance-Based Option Grant Notice under 2008 Equity Incentive Plan, as amended.
10.10+†	2010 Equity Incentive Plan, as amended.
10.11+†	Form of Stock Option Agreement and Form of Option Grant Notice under 2010 Equity Incentive Plan.
10.12†	Sublease Agreement, dated December 3, 2006, by and between Oracle USA, Inc. and the Registrant, as amended on May 2, 2007 and April 29, 2010, and Consent to Sublease, by and among Bay Meadows Park Place Investors, LLC, Oracle USA and the Registrant, dated December 14, 2006.
10.13†	Sublease, dated as of September 30, 2010, by and between the Registrant and CA, Inc., and Consent, dated as of October 14, 2010, by and between Princeton South Development, L.L.C., the Registrant and CA, Inc.
10.14	Intentionally omitted.
10.15+†	Offer Letter, dated August 24, 2000, by and between the Registrant and Paul F. Banta, as amended March 11, 2008, December 23, 2008 and May 12, 2009.
10.16	Intentionally omitted.
10.17	Intentionally omitted.
10.18+†	Offer Letter, dated October 18, 2006, by and between the Registrant and Richard H. Van Hoesen, as amended March 11, 2008 and December 23, 2008.
10.19+†	Offer Letter, dated February 25, 2009, by and between the Registrant and Rosemary A. Crane.
10.20+†	Offer Letter, dated January 26, 2001, by and between the Registrant and Joseph B. Kleine, as amended February 5, 2010.
10.21+†	Amended and Restated Director Compensation Policy, as amended.
10.22#†	Agreement for the New DX Product dated as of February 20, 2007 by and between the Registrant and the BMJ Publishing Group, as amended December 7, 2007 and October 1, 2009.
10.23+†	Separation and Consulting Agreement, dated July 29, 2010, by and between the Registrant and Richard Van Hoesen.
10.24	Intentionally omitted.
10.25+	Amended and Restated Offer Letter, dated January 28, 2011, by and between the Registrant and Patrick D. Spangler.
10.26+†	Offer Letter, dated October 8, 2010, by and between the Registrant and David B. Burlington.
10.27+†	Form of 2010 Performance-Based Option Grant Notice under 2008 Equity Incentive Plan, as amended.
10.28+†	Form of Restricted Stock Unit Agreement and Form of Restricted Stock Unit Grant Notice under 2010 Equity Incentive Plan.
10.29†	Lease Agreement, dated June 9, 2006, by and between Windsor Limited Partnership of New Jersey and the Registrant, as amended November 21, 2007, and Confirmation of Commencement Date by and between Windsor Acquisitions, L.L.C. and the Registrant, dated January 11, 2008.

Exhibit Number	Description of Document
10.30+†	Offer Letter, dated May 1, 2007 by and between the Registrant and Burt W. Podbere, as amended September 22, 2010.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
23.3†	Consent of Director Nominee.
24.1†	Power of Attorney.

*
To be filed by amendment.

#
Confidential Treatment has been requested with respect to portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+
Management contract or compensatory plan.

†
Previously filed.

(b)
Financial Statement Schedules

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Epocrates, Inc.:

Our audits of the financial statements referred to in our report dated July 16, 2010, except for Note 17, as to which the date is January 28, 2011, appearing in the registration statement on Form S-1 of Epocrates, Inc. also included an audit of the financial statement schedule listed in Schedule II of this registration statement. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 16, 2010, except for Note 17, as to which the date is January 28, 2011

Schedule II

Epocrates, Inc.
Valuation and Qualifying Accounts and Reserves
Years Ended December 31, 2007, 2008 and 2009
(in thousands)

Description	Beginning Balance	Charged to Costs and Expenses	Reversals	Utilizations	Ending Balance
Allowance for doubtful accounts:
2007	$57	42	—	(61)	$38
2008	$38	185	—	(196)	$27
2009	$27	89	—	(94)	$22
Valuation allowance for deferred tax assets:
2007	$25,573	—	(25,573)	—	$—
2008	$—	—	—	—	$—
2009	$—	—	—	—	$—

Item 17.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)
for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2)
for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Epocrates, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Amendment No. 7 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on the 31st day of January, 2011.

EPOCRATES, INC.
By:	/s/ ROSEMARY A. CRANE ROSEMARY A. CRANE President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 7 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ ROSEMARY A. CRANE ROSEMARY A. CRANE	President and Chief Executive Officer (Principal Executive Officer)	January 31, 2011
/s/ PATRICK D. SPANGLER PATRICK D. SPANGLER	Chief Financial Officer (Principal Financial and Accounting Officer)	January 31, 2011
* PATRICK S. JONES	Chairman of the Board	January 31, 2011
* PHILIPPE O. CHAMBON, M.D., PH.D.	Director	January 31, 2011
* DARREN W. COHEN	Director	January 31, 2011
* THOMAS L. HARRISON	Director	January 31, 2011
* GILBERT H. KLIMAN, M.D.	Director	January 31, 2011

Signatures	Title	Date

* JOHN E. VORIS	Director	January 31, 2011
* MARK A. WAN	Director	January 31, 2011
* JACOB J. WINEBAUM	Director	January 31, 2011
*/s/ ROSEMARY A. CRANE ROSEMARY A. CRANE Attorney-in-fact

Exhibit index

Exhibit Number	Description of Document
1.1†	Form of Underwriting Agreement.
3.1†	Certificate of Incorporation, as amended.
3.2†	Form of Amended and Restated Certificate of Incorporation to be effective upon the closing of the offering.
3.3†	Bylaws.
3.4†	Form of Amended and Restated Bylaws to be effective upon the closing of the offering.
3.5†	Form of Amended and Restated Certificate of Incorporation, filed with the Delaware Secretary of State on January 28, 2011.
4.1†	Specimen common stock certificate.
4.2†	Form of Warrant to purchase Series B convertible preferred stock.
5.1	Opinion of Cooley LLP.
10.1†	Amended and Restated Investor Rights Agreement dated October 2, 2007.
10.2†	Form of Indemnity Agreement to be entered into between Registrant and each of its directors and officers.
10.3+†	1999 Stock Option Plan, as amended.
10.4+†	Form of Stock Option Agreement under 1999 Stock Option Plan, as amended.
10.5+†	Form of 2007 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.6+†	Form of 2008 Performance-Based Option Grant Notice under 1999 Stock Option Plan, as amended.
10.7+†	2008 Equity Incentive Plan, as amended.
10.8+†	Form of Stock Option Agreement and Form of Option Grant Notice under 2008 Equity Incentive Plan.
10.9+†	Form of 2009 Performance-Based Option Grant Notice under 2008 Equity Incentive Plan, as amended.
10.10+†	2010 Equity Incentive Plan, as amended.
10.11+†	Form of Stock Option Agreement and Form of Option Grant Notice under 2010 Equity Incentive Plan.
10.12†	Sublease Agreement, dated December 3, 2006, by and between Oracle USA, Inc. and the Registrant, as amended on May 2, 2007 and April 29, 2010, and Consent to Sublease, by and among Bay Meadows Park Place Investors, LLC, Oracle USA and the Registrant, dated December 14, 2006.
10.13†	Sublease, dated as of September 30, 2010, by and between the Registrant and CA, Inc., and Consent, dated as of October 14, 2010, by and between Princeton South Development, L.L.C., the Registrant and CA, Inc.
10.14	Intentionally omitted.
10.15+†	Offer Letter, dated August 24, 2000, by and between the Registrant and Paul F. Banta, as amended March 11, 2008, December 23, 2008 and May 12, 2009.
10.16	Intentionally omitted.
10.17	Intentionally omitted.
10.18+†	Offer Letter, dated October 18, 2006, by and between the Registrant and Richard H. Van Hoesen, as amended March 11, 2008 and December 23, 2008.
10.19+†	Offer Letter, dated February 25, 2009, by and between the Registrant and Rosemary A. Crane.
10.20+†	Offer Letter, dated January 26, 2001, by and between the Registrant and Joseph B. Kleine, as amended February 5, 2010.
10.21+†	Amended and Restated Director Compensation Policy, as amended.
10.22#†	Agreement for the New Dx Product dated as of February 20, 2007 by and between the Registrant and the BMJ Publishing Group, as amended December 7, 2007 and October 1, 2009.

Exhibit Number	Description of Document
10.23+†	Separation and Consulting Agreement, dated July 29, 2010, by and between the Registrant and Richard Van Hoesen.
10.24	Intentionally omitted.
10.25+	Amended and Restated Offer Letter, dated January 28, 2011, by and between the Registrant and Patrick D. Spangler.
10.26+†	Offer Letter, dated October 8, 2010, by and between the Registrant and David B. Burlington.
10.27+†	Form of 2010 Performance-Based Option Grant Notice under 2008 Equity Incentive Plan, as amended.
10.28+†	Form of Restricted Stock Unit Agreement and Form of Restricted Stock Unit Grant Notice under 2010 Equity Incentive Plan.
10.29†	Lease Agreement, dated June 9, 2006, by and between Windsor Limited Partnership of New Jersey and the Registrant, as amended November 21, 2007, and Confirmation of Commencement Date by and between Windsor Acquisitions, L.L.C. and the Registrant, dated January 11, 2008.
10.30+†	Offer Letter, dated May 1, 2007 by and between the Registrant and Burt W. Podbere, as amended September 22, 2010.
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.
23.2	Consent of Cooley LLP. Reference is made to Exhibit 5.1.
23.3†	Consent of Director Nominee.
24.1†	Power of Attorney.

*
To be filed by amendment.

#
Confidential Treatment has been requested with respect to portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

+
Management contract or compensatory plan.

†
Previously filed.